Files Pursuant to Rule 424(b)(3)

Registration No. 333-230242

PROSPECTUS

(Proposed Holding Company for Federal Savings Bank, to be renamed “First Seacoast Bank”)

Up to 2,327,600 Shares of Common Stock

(Subject to increase to up to 2,676,740 shares)

First Seacoast Bancorp is offering up to 2,327,600 shares of its common stock for sale on a best efforts basis in connection with the reorganization of Federal Savings Bank into the mutual holding company form of ownership. Federal Savings Bank intends to change its name to “First Seacoast Bank” in connection with the reorganization. There is no established market for our common stock. We have received conditional approval to list our common stock on the Nasdaq Capital Market under the symbol “FSEA” upon conclusion of the offering. We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

The shares being offered represent 44.0% of the shares of common stock of First Seacoast Bancorp that will be outstanding following the offering. After the offering, 55.0% of our outstanding common stock will be owned by First Seacoast Bancorp, MHC, our federally chartered mutual holding company, and 1.0% will be contributed to our charitable foundation (plus $150,000 in cash), so long as such contribution is approved by the members of Federal Savings Bank. These percentages will not be affected by the number of shares we sell in the offering. We must sell a minimum of 1,720,400 shares in order to complete the offering. We may sell up to 2,676,740 shares to reflect demand for the shares or changes in market conditions following the commencement of the offering, without resoliciting subscribers.

We are offering the shares of common stock in a “subscription offering” to eligible depositors and borrowers of Federal Savings Bank and to our tax-qualified employee benefit plans. Depositors who had accounts with aggregate balances of at least $50 at the close of business on December 31, 2017 will have first priority to purchase shares of common stock of First Seacoast Bancorp. Shares of common stock not purchased in the subscription offering may be offered for sale to the general public in a “community offering.” To the extent any shares offered for sale are not purchased in the subscription or community offerings, they may be sold in a “syndicated community offering” to be managed by Keefe, Bruyette & Woods, Inc., a Stifel Company (“KBW”).

The minimum number of shares of common stock you may order is 25 shares. The maximum number of shares of common stock that can be ordered by any person in the offering, or persons exercising subscription rights through a single account held jointly, is 15,000 shares ($150,000), and no person together with an associate or group of persons acting in concert may purchase more than 25,000 shares ($250,000).

The offering is scheduled to expire at 2:00 p.m., Eastern time, on June 18, 2019. We may extend the expiration date without notice to you, until August 2, 2019, or such later date as the Board of Governors of the Federal Reserve System may approve, which may not be beyond June 27, 2021. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond August 2, 2019, or the number of shares of common stock to be sold is increased to more than 2,676,740 shares or decreased to less than 1,720,400 shares. If the offering is extended beyond August 2, 2019, all subscribers will be notified and given an opportunity to confirm, cancel or change their orders. If you do not respond to this notice, we will promptly return your funds with interest or cancel your deposit account withdrawal authorization. If the number of shares to be sold in the offering is increased to more than 2,676,740 shares or decreased to less than 1,720,400 shares, we will resolicit subscribers, and all funds delivered to us to purchase shares of common stock in the subscription and community offerings will be returned promptly with interest. Funds submitted for the purchase of shares in the offering will be held in a segregated account at Federal Savings Bank and will earn interest at 0.03% per annum until completion or termination of the offering.

KBW will use its best efforts to assist us in selling our common stock, but is not obligated to purchase any of the common stock that is being offered for sale. In addition, our officers, directors and employees may participate in the solicitation of offers to purchase common stock in reliance upon Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. Subscribers will not pay any commissions to purchase shares of common stock in the offering.

OFFERING SUMMARY

Price: $10.00 per share

	Minimum	Midpoint	Maximum	Adjusted Maximum
Number of shares	1,720,400	2,024,000	2,327,600	2,676,740
Gross offering proceeds	$17,204,000	$20,240,000	$23,276,000	$26,767,400
Estimated offering expenses, excluding selling agent fees and expenses	$1,075,000	$1,075,000	$1,075,000	$1,075,000
Estimated selling agent fees and expenses (1) (2)	$425,000	$425,000	$425,000	$425,000
Estimated net proceeds (1)	$15,704,000	$18,740,000	$21,776,000	$25,267,400
Estimated net proceeds per share (1)	$9.13	$9.26	$9.36	$9.44

(1)

See “The Reorganization and Offering—Plan of Distribution and Marketing Arrangements” for a discussion of KBW’s compensation for this offering and the compensation to be received by KBW and the other broker-dealers who may participate in a syndicated community offering.

(2)	Excludes reimbursable expenses and records agent fees, which are included in estimated offering expenses.

This investment involves a degree of risk, including the possible loss of principal. See “Risk Factors” beginning on page 16.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

For assistance, contact the Stock Information Center at 1-(877) 892-9472.

The date of this prospectus is May 14, 2019.

FEDERAL SAVINGS BANK

Main Office
633 Central Avenue
Dover

Branch Offices
6 Eastern Avenue
Barrington

7A Mill Road
Durham

1650 Woodbury Avenue
Portsmouth

17 Wakefield Street
Rochester

MAINE
NEW HAMPSHIRE
Strafford County
York County
Rockingham County
MASSACHUSETTS
Rochester
Dover
Barrington
Durham
Portsmouth
202
125
18
4
95
1
MAINE
NEW HAMPSHIRE
Concord
MASSACHUSETTS

SUMMARY

The following summary provides material information regarding the reorganization, the offering of common stock by First Seacoast Bancorp and the business of Federal Savings Bank. The summary may not contain all the information that is important to you. For additional information, you should read this entire prospectus carefully, including the consolidated financial statements and the notes to the consolidated financial statements of Federal Savings Bank. In certain circumstances, where appropriate, the terms “we, “us” and “our” refer collectively to First Seacoast Bancorp, MHC, First Seacoast Bancorp and Federal Savings Bank or to any of those entities, depending on the context.

First Seacoast Bancorp, MHC

Upon completion of the reorganization and the offering, First Seacoast Bancorp, MHC will become the federally-chartered mutual holding company of First Seacoast Bancorp and will own 55% of First Seacoast Bancorp’s common stock, if the proposal to establish a new charitable foundation in connection with the reorganization and offering is approved by the members of Federal Savings Bank (or 56% of First Seacoast Bancorp’s common stock, if the establishment of the charitable foundation is not approved). First Seacoast Bancorp, MHC is not currently an operating company and has not engaged in any business to date. First Seacoast Bancorp, MHC will be formed upon completion of the reorganization. As a mutual holding company, First Seacoast Bancorp, MHC will be a non-stock company that will have as its members all holders of deposit accounts at Federal Savings Bank and all borrowers from Federal Savings Bank as of the effective date of the reorganization whose borrowings remain outstanding. As a mutual holding company, First Seacoast Bancorp, MHC is required by law to own a majority of the voting stock of First Seacoast Bancorp.

First Seacoast Bancorp

First Seacoast Bancorp will be chartered under federal law and will own 100% of the issued and outstanding common stock of Federal Savings Bank following the reorganization and offering. This offering is being made by First Seacoast Bancorp. First Seacoast Bancorp is not currently an operating company and will be formed upon completion of the reorganization. Our main office will be located at 633 Central Avenue, Dover, New Hampshire 03820, and our telephone number will be (603) 742-4680.

Upon completion of the offering, if the proposal to establish a new charitable foundation in connection with the reorganization and offering is approved by the members of Federal Savings Bank, First Seacoast Bancorp, MHC will own 55% of First Seacoast Bancorp’s common stock and public stockholders will own 45% of First Seacoast Bancorp’s common stock (however, First Seacoast Bancorp, MHC will own 56% and public stockholders will own 44% of First Seacoast Bancorp’s common stock, if the establishment of the charitable foundation is not approved). Accordingly, public stockholders will not be able to exercise voting control over most matters put to a vote of stockholders.

Federal Savings Bank

Originally chartered in 1890, Federal Savings Bank is a federally-chartered mutual savings bank headquartered in Dover, New Hampshire. Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings from the Federal Home Loan Bank, in one- to four-family residential real estate loans, commercial real estate and multi-family loans, acquisition, development and land loans, commercial and industrial loans, home equity loans and lines of credit, and consumer loans. In recent years, we have increased our focus, consistent with what we believe to be conservative underwriting standards, on originating higher yielding commercial real estate and commercial and industrial loans, and we intend to continue that focus after the reorganization and offering.

To reflect our ongoing commitment and focus on the region we have proudly served since 1890, we intend to change our name to “First Seacoast Bank” in connection with the reorganization and offering. We believe this new name will enhance our brand and market visibility and associate us by name with the New Hampshire and southern Maine Seacoast region which we serve and consider to be our primary market area.

We conduct our operations from four full-service banking offices in Strafford County, New Hampshire and one full-service banking office in Rockingham County, New Hampshire. We consider our primary lending market area to be Strafford and Rockingham Counties in New Hampshire and York County in southern Maine.

At December 31, 2018, we had total assets of $387.1 million, total deposits of $274.4 million and total equity capital of $32.7 million. We had net income of $1.1 million for the year ended December 31, 2018.

Federal Savings Bank is subject to comprehensive regulation and examination by its primary federal regulator, the Office of the Comptroller of the Currency.

Federal Savings Bank’s main office is located at 633 Central Avenue, Dover, New Hampshire 03820, and our telephone number at this address is (603) 742-4680. Our website address is www.fsbdover.com. Information on our website is not and should not be considered a part of this prospectus.

Our Reorganization into a Mutual Holding Company and the Offering

We do not have stockholders in our current mutual form of ownership. Our depositors and borrowers currently have the right to vote on certain matters pertaining to Federal Savings Bank, such as the election of directors and the proposed mutual holding company reorganization described in this prospectus. The mutual holding company reorganization is a series of transactions by which we will reorganize our corporate structure from our current status as a mutual savings bank to the mutual holding company form of ownership. The reorganization will be conducted pursuant to a plan of reorganization and stock issuance plan, which we refer to in this prospectus as the “plan of reorganization.” Following the reorganization, Federal Savings Bank will become a federal stock savings bank subsidiary of First Seacoast Bancorp, and First Seacoast Bancorp will be a majority-owned subsidiary of First Seacoast Bancorp, MHC. After the reorganization, our depositors and borrowers will become members of First Seacoast Bancorp, MHC, and will continue to have the same voting rights in First Seacoast Bancorp, MHC as they had in Federal Savings Bank before the reorganization.

In connection with the reorganization, we are offering shares of common stock of First Seacoast Bancorp for sale in the offering at a price of $10.00 per share. All investors will pay the same price per share in the offering. The $10.00 per share offering price was selected primarily because it is the price most commonly used in mutual holding company reorganizations and stock offerings. See “—Terms of the Offering.”

The primary reasons for our decision to reorganize into a mutual holding company and conduct the offering are to establish an organizational structure that will enable us to:

•

increase our capital to support new loan originations, higher lending limits, and expected future growth and profitability, although we currently have capital well in excess of all applicable regulatory requirements;

•	compete more effectively in the financial services marketplace;

•

offer our customers, employees, management and directors an equity ownership interest in First Seacoast Bancorp, our proposed stock holding company, and thereby an economic interest in our expected future success;

•	attract and retain qualified personnel by establishing stock-based benefit plans; and

•

increase our flexibility to structure and finance the expansion of our operations, including potential acquisitions of branch offices, or establishing de novo branch offices or loan production offices, although we have no current acquisitions or new offices planned.

Unlike a standard mutual-to-stock conversion transaction in which all of the common stock of the holding company of the converting savings bank is sold to the public, only a minority of the stock is sold to the public in a mutual holding company reorganization. In a mutual holding company structure, federal law and regulations require that a majority of the outstanding common stock of First Seacoast Bancorp must be held by our mutual holding company. Consequently, the shares that we are permitted to sell in the offering represent a minority of the shares of First Seacoast Bancorp that will be outstanding upon the closing of the reorganization. As a result, a mutual holding company offering raises less than half the capital that would be raised in a standard conversion offering. Based on these restrictions and an evaluation of our capital needs, our board of directors has decided that 44% of our outstanding shares of common stock will be offered for sale in the offering, 1% of our outstanding shares will be contributed to a newly formed charitable foundation, so long as the proposal to establish the charitable foundation is approved by the members of Federal Savings Bank, and the remaining 55% of our outstanding shares will be retained by First Seacoast Bancorp, MHC. Our board of directors has determined that offering 44% of our outstanding shares of common stock for sale in the offering will enable management to effectively invest the capital raised in the offering. See “—Possible Conversion of First Seacoast Bancorp, MHC to Stock Form.”

The following chart shows our corporate structure following the reorganization and offering:

Business Strategy

We believe we enjoy a strong, positive reputation among our customers and in our market area. We believe our pending name change to “First Seacoast Bank” will enhance our brand and market visibility and associate us by name with the market area and communities we serve. As a community-oriented financial institution, we focus on serving the financial needs of local individuals and businesses by executing a safe and sound, service-oriented business strategy that seeks to produce earnings that increase over time and can be reinvested in our business and communities.

Our current business strategy consists of the following:

•

Grow our balance sheet, leverage existing infrastructure, and improve profitability and operating efficiency. Given our existing infrastructure and capabilities, we believe we are well-positioned to grow without a proportional increase in overhead expense or operating risk. In recent years, we have assembled an experienced management team and selectively hired lending, business development and support staff. Our operations benefit from established marketing, information technology, and audit and compliance departments. Additionally, we have invested in Internet banking capabilities, and introduced a mobile banking application. We have also continued to invest in our existing branch office network and have renovated all branch offices within the past five years. This investment in infrastructure is reflected in our efficiency ratio of 89.64% for the year ended December 31, 2018. The stock offering will provide us with funds to increase our lending and investment on a managed basis, which we expect will increase our earnings and improve our operating efficiency.

•

Grow our loan portfolio and increase commercial real estate and commercial and industrial lending. Historically, our principal business activity has been the origination of one- to four-family residential mortgage loans. In recent years we have sought to supplement these originations by focusing on originating higher yielding commercial real estate loans (including owner-occupied and non-owner-occupied commercial real estate and multi-family loans), construction loans, commercial and industrial loans, and home equity loans and lines of credit. We intend to remain as a residential mortgage lender in our market area while increasing our focus on originating commercial real estate and commercial and industrial loans. The capital we are raising in the offering will increase our legal lending limits, which will enable us to originate larger loans for our portfolio to new and existing customers and reduce our need to participate with other lenders to originate larger loans.

•

Maintain strong asset quality and manage credit risk. Strong asset quality is a key to the long-term financial success of any financial institution. We have been successful in maintaining strong asset quality in recent years. Our ratio of nonperforming assets to total assets was 0.02%, 0.33%, 0.06%, 0.11% and 0.20% at December 31, 2018, 2017, 2016, 2015 and 2014, respectively. We attribute this historical credit quality to a conservative credit culture and an effective credit risk management environment. We have an experienced team of credit professionals, well-defined and implemented credit policies and procedures, what we believe to be conservative loan underwriting criteria, and active credit monitoring policies and procedures.

•

Increase core deposits and reduce reliance on higher cost borrowings. Deposits are our primary source of funds for lending and investment. Core deposits (which we define as all deposits except for certificates of deposit), particularly non-interest-bearing demand deposits, represent a low-cost, stable source of funds. Core deposits were 77.2% of our total deposits at December 31, 2018. However, we also have to rely on higher cost Federal Home Loan Bank of Boston borrowings as a supplemental funding source as indicated by our high loan-to-deposit ratio. At December 31, 2018, our ratio of net loans to deposits was 116.1% and our Federal Home Loan Bank of Boston borrowings totaled $75.7 million. We intend to use a portion of the net offering proceeds to repay our Federal Home

Loan Bank of Boston borrowings, which we may do without incurring prepayment penalties. In addition, we intend to continue to focus on expanding core deposits by leveraging our business development officers and commercial lending and retail relationships.

•

Grow organically and through opportunistic acquisitions or de novo branching. Our primary intention is to grow our balance sheet organically, and the capital we are raising in the offering will enable us to increase our lending and investment capacity. As a local independent bank, we believe we will have opportunities to gain market share from customer fallout resulting from the consolidation of competing financial institutions in our market area into larger, out-of-market acquirers. In addition to organic growth, we may also consider expansion opportunities in our market area or in contiguous markets that we believe would enhance both our franchise value and stockholder returns. These opportunities may include establishing loan production offices, establishing new, or de novo, branch offices and/or acquiring branch offices, and the capital we are raising in the offering would help us fund any such opportunities that may arise. We have no current plans or intentions regarding any such expansion plans.

A full description of our products and services can be found under “Business of Federal Savings Bank.” For more information about our management team, see “Management.”

Terms of the Offering

We are offering between 1,720,400 and 2,327,600 shares of common stock of First Seacoast Bancorp to eligible depositors and borrowers, our tax-qualified employee benefit plans and to the public to the extent shares remain available. The amount of capital we are raising in the offering is based on an independent appraisal of the pro forma market value of First Seacoast Bancorp. We may increase the maximum number of shares that we sell in the offering by up to 15%, to 2,676,740 shares, as a result of demand for the shares of common stock in the offering or changes in market conditions, including those for financial institution stocks. Subscription priorities have been established for the allocation of common stock if the subscription offering is oversubscribed. See “The Reorganization and Offering—Offering of Common Stock—Subscription Rights” for a description of allocation procedures in the event of an oversubscription.

Unless the pro forma market value of First Seacoast Bancorp decreases below $39.1 million or increases above $60.8 million, or the offering is extended beyond August 2, 2019, you will not have the opportunity to change or cancel your stock order. The offering price of the shares of common stock is $10.00 per share. All investors will pay the same $10.00 purchase price per share. Investors will not be charged a commission to purchase shares of common stock. KBW, our financial advisor in connection with the reorganization and offering, will use its best efforts to assist us in selling our shares of common stock, but KBW is not obligated to purchase any shares in the offering.

Persons Who May Order Stock in the Offering

We are offering the shares of common stock of First Seacoast Bancorp in a “subscription offering” in the following order of priority:

(1)	depositors who had accounts at Federal Savings Bank with aggregate balances of at least $50 at the close of business on December 31, 2017;

(2)	the tax-qualified employee benefit plans of Federal Savings Bank (including our employee stock ownership plan and 401(k) plan);

(3)	depositors who had accounts at Federal Savings Bank with aggregate balances of at least $50 at the close of business on March 31, 2019; and

(4)	other members of Federal Savings Bank, consisting of depositors of Federal Savings Bank and borrowers of Federal Savings Bank at the close of business on May 6, 2019.

Depositors of Federal Savings Bank who may qualify under more than one of priorities (1), (3) and (4) described above will be accorded treatment in the highest priority applicable to them.

Any shares of our common stock that remain unsold in the subscription offering will be offered for sale in a community offering that may commence concurrently with, during or promptly after the subscription offering. The community offering must be completed by August 2, 2019, unless extended with Federal Reserve Board approval. Natural persons (including trusts of natural persons) residing in the New Hampshire counties of Rockingham and Strafford will have a purchase preference in any community offering. Shares also may be offered to the general public. We also may offer shares of common stock not purchased in the subscription offering or the community offering through a syndicate of brokers, in what is referred to as a “syndicated community offering,” managed by KBW. We have the right to accept or reject, in our sole discretion, any orders received in the community offering or the syndicated community offering.

To ensure proper allocation of stock, each eligible account holder must list on his or her stock order form all deposit accounts in which he or she had an ownership interest at December 31, 2017, March 31, 2019 or May 6, 2019, as applicable, and any loan account as of May 6, 2019. Failure to list an account or providing incorrect information could result in the loss of all or part of a subscriber’s stock allocation. We will attempt to identify your ownership in all accounts, but cannot guarantee we will identify all accounts in which you had an ownership interest. Our interpretations of the terms and conditions of the stock issuance plan and of the acceptability of the order forms will be final.

If we receive orders for more shares than we are offering, we may not be able to fully or partially fill your order. Shares of common stock will be allocated first on a priority basis in the subscription offering in accordance with our plan of reorganization. A detailed description of share allocation procedures can be found in the section entitled “The Reorganization and Offering—Offering of Common Stock.”

Risks Associated with Ownership of Our Common Stock

Our business and this offering are subject to a number of substantial risks and uncertainties, which you should be aware of before making a decision to invest in our common stock. These risks are discussed more fully in the section entitled “Risk Factors.” Significant risk factors include, but are not limited to, the following:

•	Credit risk;

•	Interest rate risk;

•	High operating expenses;

•	Operational risk, including risks related to cybersecurity;

•	Liquidity and funding risks;

•	Legal, accounting and compliance risks, including risks and obligations associated with becoming a public company;

•	Fluctuation in the price of our common stock;

•	Illiquidity in the trading of our common stock;

•	Limited or no dividends paid on our common stock; and

•	The inability of public stockholders to exercise voting control due to First Seacoast Bancorp, MHC’s ownership of a majority of our common stock.

How We Determined the Offering Range and the Offering Price of $10.00 Price Per Share

Our decision to offer between 1,720,400 shares and 2,327,600 shares, which is our offering range, is based on an independent appraisal of our pro forma market value prepared by Feldman Financial Advisors, Inc. (“Feldman”), a firm experienced in appraisals of financial institutions. Feldman is of the opinion that as of February 15, 2019 and assuming we sell a minority of our shares in the offering, the estimated pro forma market value of the common stock of First Seacoast Bancorp was $46.0 million. Based on applicable regulations, this market value forms the midpoint of a valuation range with a minimum of $39.1 million and a maximum of $52.9 million.

Our board of directors determined that the common stock should be sold at $10.00 per share and that 44% of the outstanding shares of First Seacoast Bancorp common stock should be offered for sale in the offering, 1% of the outstanding shares should be contributed to a new charitable foundation, and 55% of the outstanding shares should be held by First Seacoast Bancorp, MHC. Therefore, based on the valuation range, the number of shares of First Seacoast Bancorp common stock that will be sold in the offering will range from 1,720,400 shares to 2,327,600 shares. If demand for the shares or market conditions warrant, our appraised value can be increased by up to 15%, which would result in an appraised value of $60.8 million and an offering of 2,676,740 shares of common stock.

The independent appraisal is based in part on our financial condition and results of operations, the pro forma effect of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of 10 publicly-traded savings and loan holding companies that Feldman considers comparable to First Seacoast Bancorp on a pro forma basis. See “The Reorganization and Offering—How We Determined the Stock Pricing and the Number of Shares to be Issued.” The appraisal peer group consists of the following companies, all of which are traded on the Nasdaq Stock Market:

Company Name	Ticker Symbol	Headquarters	Total Assets as of December 31, 2018
			(In millions)
Elmira Savings Bank	ESBK	Elmira, NY	$590.0
FSB Bancorp, Inc.	FSBC	Fairport, NY	328.3
HV Bancorp, Inc.	HVBC	Huntingdon Valley, PA	320.9
IF Bancorp, Inc.	IROQ	Watseka, IL	664.3
Melrose Bancorp, Inc.	MELR	Melrose, MA	323.9
Mid-Southern Bancorp, Inc.	MSVB	Salem, IN	200.7
MSB Financial Corp.	MSBF	Millington, NJ	584.5
Ottawa Bancorp, Inc.	OTTW	Ottawa, IL	292.7
PB Bancorp, Inc.	PBBI	Putnam, CT	520.4
WVS Financial Corp.	WVFC	Pittsburgh, PA	349.0

The independent appraisal will be updated before we complete the reorganization and offering. If the pro forma market value of the common stock at that time is either below $39.1 million or above $60.8 million, then First Seacoast Bancorp, after consulting with the Federal Reserve Board, may terminate the plan of reorganization and return all funds promptly with interest; extend or hold a new subscription or community offering, or both; establish a new offering range and resolicit subscribers; or take such other actions as may be permitted by the Federal Reserve Board and the Securities and Exchange Commission. If we resolicit subscribers in this instance, then all funds previously delivered to us to purchase shares of common stock in the subscription and community offerings will be returned promptly with interest at 0.03% per annum.

Two measures investors use to analyze an issuer’s stock are the ratio of the offering price to the issuer’s tangible book value and the ratio of the offering price to the issuer’s annual net income. Feldman considered these ratios, among other factors, in preparing its independent appraisal. Tangible book value is the same as total equity less any intangible assets, and represents the difference between the issuer’s assets and liabilities.

The following table presents a summary of selected pricing ratios for the peer group companies and for us on a non-fully converted basis (i.e. the table assumes that 45% of our outstanding shares of common stock is issued to public stockholders in the offering, including shares contributed to the charitable foundation, as opposed to 100% of our outstanding shares of common stock). These figures are from the Feldman appraisal report. Compared to the average pricing ratios of the peer group, and based upon the information in the following table, our pro forma pricing ratios at the midpoint of the offering range indicated a premium of 80.7% on a non-fully converted price-to-earnings basis, a discount of 9.5% on a non-fully converted price-to-book value basis, and discount of 12.9% on a non-fully converted price-to-tangible-book value basis.

	Non-Fully Converted Pro Forma Price-to-Earnings Multiple		Non-Fully Converted Pro Forma Price-to-Book Value Ratio	Non-Fully Converted Pro Forma Price-to-Tangible Book Value Ratio
First Seacoast Bancorp
Adjusted Maximum	55.56	x	111.98%	111.98%
Maximum	47.62	x	103.09%	103.09%
Midpoint	41.67	x	94.52%	94.52%
Minimum	35.71	x	84.96%	84.96%

	Fully Converted Pro Forma Price-to-Earnings Multiple		Fully Converted Pro Forma Price-to-Book Value Ratio	Fully Converted Pro Forma Price-to-Tangible Book Value Ratio
Valuation of peer group companies as of February 15, 2019
Averages	23.06	x	104.49%	108.50%
Medians	22.21	x	102.78%	106.52%

The following table presents a summary of selected pricing ratios for the peer group companies, as of and for the same periods reflected in the above table, with such ratios adjusted to their fully converted equivalent basis, and the resulting pricing ratios for First Seacoast Bancorp on a fully converted equivalent basis. Compared to the average fully converted pricing ratios of the peer group, First

Seacoast Bancorp’s pro forma fully converted pricing ratios at the midpoint of the offering range indicated a premium of 60.6% on a fully converted price-to-earnings basis, a discount of 38.1% on a fully converted price-to-book value basis, and a discount of 40.4% on a fully converted price-to-tangible-book value basis.

	Fully Converted Pro Forma Price-to-Earnings Multiple		Fully Converted Pro Forma Price-to-Book Value Ratio	Fully Converted Pro Forma Price-to-Tangible Book Value Ratio
First Seacoast Bancorp
Adjusted Maximum	47.62	x	72.46%	72.46%
Maximum	41.67	x	68.63%	68.63%
Midpoint	37.04	x	64.68%	64.68%
Minimum	31.25	x	60.00%	60.00%

	Fully Converted Pro Forma Price-to-Earnings Multiple		Fully Converted Pro Forma Price-to-Book Value Ratio	Fully Converted Pro Forma Price-to-Tangible Book Value Ratio
Valuation of peer group companies as of February 15, 2019
Averages	23.06	x	104.49%	108.50%
Medians	22.21	x	102.78%	106.52%

The pro forma fully converted calculations for First Seacoast Bancorp include the following assumptions:

•	8% of the shares sold in a full conversion offering would be purchased by an employee stock ownership plan, with the expense to be amortized over 20 years;

•	4% of the shares sold in a full conversion offering would be purchased by a stock-based benefit plan, with the expense to be amortized over five years; and

•

Options equal to 10% of the shares sold in a full conversion offering would be granted under a stock-based benefit plan, with option expense of $2.65 per option, and with the expense to be amortized over five years.

The independent appraisal does not indicate market value. Do not assume or expect that First Seacoast Bancorp’s valuation as indicated above means that the common stock will trade at or above the $10.00 purchase price after the reorganization and offering. Furthermore, the pricing ratios presented in the appraisal were used by Feldman to estimate our pro forma appraised value for regulatory purposes and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

For a more complete discussion of the amount of common stock we are offering for sale and the independent appraisal, see “The Reorganization and Offering—How We Determined the Stock Pricing and the Number of Shares to be Issued.”

How We Intend to Use the Proceeds from the Offering

We intend to invest at least 50% of the net proceeds from the offering in Federal Savings Bank, fund the loan to our employee stock ownership plan to finance its purchase of shares of common stock in the offering, contribute $150,000 to a new charitable foundation, contribute $100,000 to First Seacoast Bancorp, MHC as its initial capitalization, and retain the remainder of the net proceeds from the offering at First Seacoast Bancorp. Therefore, assuming we sell 2,327,600 shares of common stock at the maximum of the offering range, and we have net proceeds of $21.8 million, we intend to invest $10.9 million in Federal Savings Bank, loan $2.1 million to our employee stock ownership plan to fund its purchase of an amount of the common stock equal to up to 3.92% of our outstanding shares (including shares issued to First Seacoast Bancorp, MHC and the charitable foundation), contribute $100,000 to First Seacoast Bancorp, MHC, contribute $150,000 to the charitable foundation, and retain the remaining $8.6 million of the net proceeds at First Seacoast Bancorp.

First Seacoast Bancorp expects to initially deposit the net proceeds of the offering in a deposit account at Federal Savings Bank. First Seacoast Bancorp may use a portion of the net proceeds to repurchase shares of our common stock in the future, although we are generally not permitted to do so during the first year following our reorganization, and may use a portion of the net proceeds to finance the possible acquisition of other financial institutions or other financial service businesses. We may also use the net proceeds for other general corporate purposes. Federal Savings Bank generally intends to use the proceeds it receives to originate loans and to repay its Federal Home Loan Bank borrowings, which it may do without incurring prepayment penalties. It may also purchase securities as permitted under our investment policy, expand its banking franchise organically through de novo branching, or expand through acquisitions of other financial institutions, branch offices, or other financial service businesses. Federal Savings Bank may also use the proceeds it receives to support new loan, deposit or other financial products and services, and for general corporate purposes. Neither Federal Savings Bank nor First Seacoast Bancorp has any intentions, plans or agreements for any acquisition transactions at this time. See “How We Intend to Use the Proceeds from the Offering” for more information.

Limits on the Amount of Common Stock You May Purchase

The minimum purchase is 25 shares of common stock. Generally, no individual, or individuals through a single account held jointly, may purchase more than 15,000 shares ($150,000) of common stock. If any of the following persons purchase shares of common stock, their purchases when combined with your purchases cannot exceed 25,000 shares ($250,000) of common stock:

•	Any person who is related by blood or marriage to you and who either lives in your home or who is a director or officer of Federal Savings Bank;

•	Companies or other entities in which you are an officer or partner or have a 10% or greater beneficial ownership interest;

•	Trusts or other estates in which you have a substantial beneficial interest or as to which you serve as a trustee or in another fiduciary capacity; and

•	Any other persons who may be your associates or persons acting in concert with you.

Persons having the same address and persons exercising subscription rights through qualifying accounts registered to the same address will be subject to this overall purchase limitation. We have the right to determine, in our sole discretion, whether prospective purchasers are associates or acting in concert.

We may, in our sole discretion and without further notice to or solicitation of subscribers or other prospective purchasers, increase the maximum purchase limitation to 9.9% of the number of shares sold in the offering, provided that the total number of shares purchased by persons, their associates and those persons with whom they are acting in concert, to the extent such purchases exceed 5% of the shares sold in the offering, shall not exceed, in the aggregate, 10% of the total number of the shares sold in the offering.

Subject to regulatory approval, we may increase or decrease the purchase limitations in the offering at any time. A detailed discussion of the limitations on purchases of common stock by an individual and persons acting in concert is set forth under the caption “The Reorganization and Offering—Offering of Common Stock—Limitations on Purchase of Shares.”

We expect that the employee stock ownership plan will purchase 3.92% of our outstanding shares (including shares issued to First Seacoast Bancorp, MHC and shares contributed to the charitable foundation). Subject to the approval of the Federal Reserve Board, the employee stock ownership plan may purchase some or all of these shares in the open market following the completion of the offering. Our employee stock ownership plan purchases will range from 153,272 shares to 238,473 shares of common stock, respectively, at the minimum and adjusted maximum of the offering range.

How You May Purchase Shares of Common Stock in the Subscription and Community Offering

In the subscription offering and the community offering you may pay for your shares only by:

•	personal check, bank check or money order payable to First Seacoast Bancorp (cash and third-party checks will not be accepted) – do not submit cash; or

•	authorizing us to withdraw available funds (without any early withdrawal penalty) from the types of deposit account(s) maintained with Federal Savings Bank designated on the stock order form.

Federal Savings Bank is not permitted to lend funds for the purpose of purchasing shares of common stock in the offering. You may not pay by wire transfer, use a check drawn on a Federal Savings Bank line of credit, or use a third-party check to pay for shares of common stock.

You can subscribe for shares of common stock in the offering by delivering a signed and completed original stock order form, together with full payment, before the expiration date of the subscription offering. You may submit your stock order form in one of three ways: by mail, using the reply envelope provided; by overnight delivery to the address indicated on the stock order form; or by bringing your stock order form and payment to Federal Savings Bank’s main office located at 633 Central Avenue, Dover, New Hampshire. Stock order forms may not be delivered to any other Federal Savings Bank office. Do not mail stock order forms to Federal Savings Bank. Once submitted, your order is irrevocable. We do not intend to accept incomplete stock order forms, unsigned stock order forms, or copies or facsimiles of stock order forms. For orders paid for by check or money order, the funds must be available in the account. Funds received before the completion of the offering will be held in a segregated account at Federal Savings Bank. Subscription funds will earn interest at 0.03% per annum. If the offering is terminated, we will promptly return your subscription funds with interest.

Withdrawals from certificate of deposit accounts at Federal Savings Bank for the purpose of purchasing common stock in the offering may be made without incurring an early withdrawal penalty. All funds authorized for withdrawal from deposit accounts with Federal Savings Bank must be in the deposit accounts at the time the stock order form is received; no credit to purchase shares will be given for future interest to be earned on the funds in your deposit account or submitted for payment for the shares. However, funds will not be withdrawn from the accounts until the offering is completed and will continue to earn interest at the applicable deposit account rate until the completion of the offering. A hold will be placed on those funds when your stock order is received, making the designated funds unavailable to you. If a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit will be canceled at the time of withdrawal without penalty, and the remaining balance will earn interest at 0.03% per annum thereafter, until such funds are withdrawn. After we receive an order, the order cannot be revoked or changed.

By signing the stock order form, you are acknowledging receipt of this prospectus and that the shares of our common stock are not deposits or savings accounts that are federally insured or otherwise guaranteed by Federal Savings Bank, the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency.

Using Retirement Account Funds to Purchase Shares of Common Stock in the Subscription and Community Offerings

You may be able to subscribe for shares of common stock using funds in your individual retirement account (“IRA”), or other retirement account. If you wish to use some or all of the funds in your IRA or other retirement account held at Federal Savings Bank, the applicable funds must be transferred to an IRA or other retirement account that can hold common stock and that is maintained by an independent custodian or trustee, such as a brokerage firm, before you place your stock order. If you do not have such an account, you will need to establish one. A one-time and/or annual administrative fee may be payable to the independent custodian or trustee. Because individual circumstances differ and the processing of retirement fund orders takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the June 18, 2019 offering deadline, for assistance with purchases using funds in your IRA or other retirement account held at Federal Savings Bank or elsewhere. Whether you may use such funds for the purchase of shares in the offering may depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

For a complete description of how to use IRA funds to purchase shares in the offering, see “The Reorganization and Offering—Procedure for Purchasing Shares—Using Retirement Account Funds.”

You May Not Sell or Transfer Your Subscription Rights

Applicable regulations prohibit you from selling, giving away, or otherwise transferring your subscription rights. If you order shares of common stock in the subscription offering, you will be required to state that you are purchasing the shares of common stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights. We intend to take legal action, including reporting persons to federal or state regulatory agencies, against anyone who we believe has sold or given away his or her subscription rights. We will not accept your order if we have reason to believe that you have sold or transferred your subscription rights. On the stock order form, you cannot add the name(s) of person who do not have subscription rights or who qualify only in a lower purchase priority than you do. Doing so may jeopardize your subscription rights. In addition, the stock order form requires that you list all deposit and loan accounts, giving all names on each account and the account number at the applicable eligibility record date. Your failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation, if there is an oversubscription. Eligible depositors or borrowers who enter into agreements to allow ineligible investors to participate in the subscription offering may be violating federal and state law and may be subject to civil enforcement actions or criminal prosecution.

Deadline for Orders of Common Stock

The deadline for submitting orders to purchase shares of the common stock in the subscription and community offerings is 2:00 p.m., Eastern time, on June 18, 2019, unless we extend this deadline. If you wish to purchase shares of common stock, your properly completed and signed original stock order form, together with full payment for the shares, must be received (not postmarked) by this time. Orders received after 2:00 p.m., Eastern time, on June 18, 2019 will be rejected unless the offering is extended.

Although we will make reasonable attempts to provide a prospectus and offering materials to holders of subscription rights, the subscription offering and all subscription rights will expire at 2:00 p.m., Eastern time, on June 18, 2019, whether or not we have been able to locate each person entitled to subscription rights.

See “The Reorganization and Offering—Procedure for Purchasing Shares—Expiration Date” for a complete description of the deadline for purchasing shares in the offering.

Once Submitted, Your Stock Purchase Order May Not Be Revoked Except Under Certain Circumstances

Funds that you use to purchase shares of our common stock in the offering will be held in a segregated account until the termination or completion of the offering, including any extension of the expiration date. Because completion of the reorganization and offering is subject to the receipt of all required regulatory approvals, including an update of the independent appraisal, among other factors, there may be one or more delays in the completion of the reorganization. Any orders that you submit to purchase shares of our common stock in the offering are irrevocable, and you will not have access to subscription funds unless the offering is terminated or extended beyond August 2, 2019, or the number of shares to be sold in the offering is increased to more than 2,676,740 shares or decreased to fewer than 1,720,400 shares.

Termination of the Offering

The subscription offering will expire at 2:00 p.m., Eastern time, on June 18, 2019. We expect that the community offering, if one is conducted, would expire at the same time. We may extend this expiration date without notice to you until August 2, 2019, or such later date as the applicable regulators may approve. If the offering is extended beyond August 2, 2019, we will be required to resolicit subscriptions before proceeding with the offering. In such event, all subscribers will be afforded the opportunity to confirm, cancel or change their orders. If you choose to cancel your order or you do not respond to the resolicitation notice, your funds will be promptly returned to you with interest at 0.03% per annum and deposit account withdrawal authorizations will be cancelled. All further extensions, in the aggregate, may not last beyond June 27, 2021, which is two years after the special meeting of members of Federal Savings Bank to be held on June 27, 2019 to vote on the plan of reorganization.

Steps We May Take If We Do Not Receive Orders for the Minimum Number of Shares

If we do not receive orders for at least 1,720,400 shares of common stock, we may take several steps in order to sell the minimum number of shares of common stock in the offering range. Specifically, we may (a) increase the purchase limitations, (b) seek regulatory approval to extend the offering beyond the August 2, 2019 expiration date, and/or (c) reduce the valuation and offering range, provided that any such extension or reduction will require us to resolicit subscriptions received in the offering and provide subscribers with the opportunity to increase, decrease or cancel their subscriptions. If the offering is extended beyond August 2, 2019, subscribers will have the right to confirm, cancel or change their orders. If the number of shares to be sold in the offering is increased to more than 2,676,740 shares or decreased to less than 1,720,400 shares, we will resolicit subscribers, and all funds previously delivered to us to purchase shares of common stock in the subscription and community offerings will be returned promptly with interest.

Market for the Common Stock

We have never issued capital stock and there is no established market for our common stock. We have received conditional approval to list our common stock on the Nasdaq Capital Market under the symbol “FSEA” upon conclusion of the offering. See “Market for the Common Stock.”

Our Dividend Policy

We do not currently intend to pay dividends on our common stock following completion of the offering. If we determine to pay dividends in the future, the payment and amount of any dividends will depend upon a number of factors, including the following: regulatory capital requirements; our financial condition and results of operations; our other uses of funds for the long-term value of stockholders; tax considerations; the Federal Reserve Board’s current regulations restricting the waiver of dividends by mutual holding companies; statutory and regulatory limitations; and general economic conditions. See “Our Policy Regarding Dividends” for additional information.

Possible Change in the Offering Range

Feldman will update its independent appraisal of the pro forma value of First Seacoast Bancorp before we complete the offering. If, as a result of demand for the shares or changes in market conditions, Feldman determines that our pro forma market value has increased, we may sell up to 2,676,740 shares in the offering without further notice to you. If our pro forma market value at that time is either below $39.1 million or above $60.8 million, then, after consulting with the Federal Reserve Board, we may:

•	terminate the offering, cancel deposit account withdrawal authorizations and promptly return all funds received in the offering with interest at 0.03% per annum;

•	set a new offering range; or

•	take such other actions as may be permitted by the Federal Reserve Board, the Financial Industry Regulatory Authority (“FINRA”), and the Securities and Exchange Commission.

If we set a new offering range, we will promptly return funds, with interest at 0.03% per annum for funds received in the offering, cancel deposit account withdrawal authorizations and commence a resolicitation. In connection with the resolicitation, we will notify subscribers of their right to place a new stock order for a specified period of time.

Possible Termination of the Offering

We may terminate the offering at any time before the special meeting of members of Federal Savings Bank that is being called to vote on the reorganization and offering, and at any time after member approval with applicable regulatory approval. If we terminate the offering, we will promptly return your funds, with interest at 0.03% per annum, and we will cancel deposit account withdrawal authorizations.

Our Officers, Directors and Employees Will Receive Additional Benefits and Compensation After the Reorganization and Offering

In connection with the reorganization, we are establishing an employee stock ownership plan, and, subject to stockholder approval, we intend to implement a stock-based benefit plan that will provide for grants of stock options and restricted stock.

Employee Stock Ownership Plan. The board of directors of Federal Savings Bank has adopted an employee stock ownership plan, which will award shares of our common stock to eligible employees primarily based on their compensation. Our board of directors will, at the completion of the offering, ratify the loan to the employee stock ownership plan and the issuance of the common stock to the employee stock ownership plan. It is expected that our employee stock ownership plan will purchase an amount of shares equal to 3.92% of our outstanding shares (including shares issued to First Seacoast Bancorp, MHC and shares contributed to the charitable foundation) from the proceeds of the loan made by First Seacoast Bancorp to the plan.

Stock-Based Benefit Plan. In addition to shares purchased by the employee stock ownership plan, we intend to adopt a stock-based benefit plan. The stock-based benefit plan will be designed to attract and retain qualified personnel in key positions and provide directors, officers and key employees with an ownership interest in First Seacoast Bancorp, which will be an incentive to contribute to our success, and will reward key employees for their performance. The number of options granted and shares of restricted common stock awarded under a stock-based benefit plan may not exceed 4.90% and 1.96%, respectively, of our total outstanding shares, including shares issued to First Seacoast Bancorp, MHC and contributed to the charitable foundation, provided that if Federal Savings Bank’s tangible capital at the time of adoption of the stock-based benefit plan is less than 10% of its assets, then the amount of shares of restricted common stock may not exceed 1.47% of our outstanding shares. The number of options granted or shares of restricted common stock awarded under the stock-based benefit plan, when aggregated with any subsequently adopted stock-based benefit plans (exclusive of any shares held by any employee stock ownership plan), may not exceed 25% of the shares of common stock held by persons other than First Seacoast Bancorp, MHC. Under applicable regulations, the exercise price of options granted within one year of the completion of the offering must be equal to the then fair market value of the common stock on the date the options are granted.

A stock-based benefit plan will not be established sooner than six months after the offering, and if adopted within one year after the offering, the plan must be approved by a majority of the votes eligible to be cast by our stockholders, as well as a majority of the votes eligible to be cast by our stockholders other than First Seacoast Bancorp, MHC. If a stock-based benefit plan is established more than one year after the offering, it must be approved by a majority of votes cast by our stockholders, as well as a majority of votes cast by our stockholders other than First Seacoast Bancorp, MHC.

The following additional restrictions would apply to our stock-based benefit plan only if such plan is adopted within one year after the offering:

•	non-employee directors in the aggregate may not receive more than 30% of the options and shares of restricted common stock authorized under the plan;

•	no non-employee director may receive more than 5% of the options and shares of restricted common stock authorized under the plan;

•	no individual may receive more than 25% of the options and shares of restricted common stock authorized under the plan;

•	options and shares of restricted common stock may not vest more rapidly than 20% per year, beginning on the first anniversary of stockholder approval of the plan; and

•	accelerated vesting is not permitted except for death, disability or upon a change in control of Federal Savings Bank or First Seacoast Bancorp.

We have not determined whether we will present a stock-based benefit plan for stockholder approval before or more than 12 months after the completion of the offering. If federal regulators change their regulations or policies regarding stock-based benefit plans, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.

We may obtain the shares needed for our stock-based benefit plan by issuing additional shares of common stock from authorized but unissued shares or through stock repurchases.

Equity Plan Expenses. The implementation of an employee stock ownership plan and a stock-based benefit plan will increase our future compensation costs, thereby reducing our earnings. For example, we will be required to recognize an expense each year under our employee stock ownership plan equal to the fair market value of the shares committed to be released for that year to the participating employees. Similarly, if we issue restricted stock awards under a stock-based benefit plan, we would be required to recognize an expense as the shares vest equal to their fair market value on the grant date. Finally, if we issue stock options, we would be required to recognize an expense as the options vest, equal to their estimated value on the grant date. See “Risk Factors—Risks Related to the Offering—Our stock-based benefit plans will increase our costs, which will reduce our net income” and “Management —Benefits to be Considered Following Completion of the Stock Offering.”

Benefits to Management. The following table summarizes the stock benefits that our officers, directors and employees may receive following the reorganization and offering, at the adjusted maximum of the offering range and assuming that our employee stock ownership plan purchases 3.92% of our outstanding shares (including shares issued to First Seacoast Bancorp, MHC and shares contributed to the charitable foundation) and that we implement a stock-based benefit plan granting options to purchase 4.90% of the total shares of common stock of First Seacoast Bancorp issued in connection with the reorganization (including shares issued to First Seacoast Bancorp, MHC and shares contributed to the charitable foundation) and awarding shares of restricted common stock equal to 1.96% of the total shares of common stock of First Seacoast Bancorp issued in connection with the reorganization (including shares issued to First Seacoast Bancorp, MHC and shares contributed to the charitable foundation).

Plan	Individuals Eligible to Receive Awards	Percent of Outstanding Shares	Value of Benefits Based on Adjusted Maximum of Offering Range (Dollars in Thousands)
Employee stock ownership plan	All employees	3.92%	$2,385
Stock awards	Directors, officers and employees	1.96	1,192
Stock options	Directors, officers and employees	4.90	790	(1)

Total		10.78%	$4,367

(1)

The fair value of stock options has been estimated at $2.65 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; no dividend yield; expected option life of 10 years; risk free interest rate of 2.69%; and a volatility rate of 9.82% based on an index of publicly traded thrift institutions.

The actual value of the shares of restricted common stock awarded under the stock-based benefit plan would be based on the market price of First Seacoast Bancorp’s common stock at the time the shares are awarded. The following table presents the total value of all shares of restricted common stock to be available for award and issuance under the stock-based benefit plan, assuming receipt of stockholder approval and that the shares are awarded in a range of market prices from $8.00 per share to $14.00 per share.

Market Price	76,636 Shares Awarded at Minimum of Offering Range	90,160 Shares Awarded at Midpoint of Offering Range	103,684 Shares Awarded at Maximum of Offering Range	119,236 Shares Awarded at Adjusted Maximum of Offering Range
(Dollars in thousands, except share price information)
$8.00	$613	$721	$829	$954
$10.00	$766	$902	$1,037	$1,192
$12.00	$920	$1,082	$1,244	$1,431
$14.00	$1,073	$1,262	$1,452	$1,669

The grant-date fair value of the options granted under the stock-based benefit plan will be based in part on the price of shares of First Seacoast Bancorp’s common stock at the time the options are granted. The value will also depend on the various assumptions utilized in the option pricing model ultimately adopted. The following table presents the total estimated value of the options to be available for grant under the stock-based benefit plan, assuming receipt of stockholder approval, using a Black-Scholes option pricing model, and assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares is $8.00 per share to $14.00 per share. The Black-Scholes option pricing model provides an estimate only of the fair value of the options, and the actual value of the options may differ significantly from the value set forth in this table.

Market/Exercise Price	Grant-Date Fair Value Per Option	191,590 Options at Minimum of Offering Range	225,400 Options at Midpoint of Offering Range	259,210 Options at Maximum of Offering Range	298,091 Options at Adjusted Maximum of Offering Range
(Dollars in thousands, except market/exercise price and fair value information)
$8.00	$2.12	$406	$478	$550	$632
$10.00	$2.65	$508	$597	$687	$790
$12.00	$3.18	$609	$717	$824	$948
$14.00	$3.70	$709	$834	$959	$1,103

Restrictions on the Acquisition of First Seacoast Bancorp and Federal Savings Bank

Federal regulations, as well as provisions contained in the charter and bylaws of Federal Savings Bank and First Seacoast Bancorp, restrict the ability of any person, firm or entity to acquire First Seacoast Bancorp, Federal Savings Bank, or their respective capital stock. These restrictions include the requirement that a potential acquirer of common stock obtain the prior approval of the Federal Reserve Board and/or the Office of the Comptroller of the Currency before acquiring more than 10% of the voting stock of First Seacoast Bancorp or Federal Savings Bank, as well as a provision in each of First Seacoast Bancorp’s and Federal Savings Bank’s respective charters that generally provides that for a period of five years from the closing of the offering, no person, other than First Seacoast Bancorp, MHC, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of First Seacoast Bancorp or Federal Savings Bank held by persons other than First Seacoast Bancorp, MHC, and, with respect to Federal Savings Bank, other than First Seacoast Bancorp, and that any shares acquired in excess of this 10% limit would not be entitled to be voted and would not be counted as voting stock in connection with any matters submitted to the stockholders for a vote.

Because a majority of the shares of outstanding common stock of First Seacoast Bancorp must be owned by First Seacoast Bancorp, MHC, any acquisition of First Seacoast Bancorp must be approved by First Seacoast Bancorp, MHC. Furthermore, First Seacoast Bancorp, MHC would not be required to pursue or approve a sale of First Seacoast Bancorp even if such sale were favored by a majority of First Seacoast Bancorp’s public stockholders. Finally, although a mutual holding company may be acquired by a mutual institution or another mutual holding company in what is known as a “remutualization” transaction, current regulatory policy may make such transactions unlikely because of the heightened regulatory scrutiny given to the structure and pricing of such transactions. Specifically, current regulatory policy views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity, and raising issues concerning the effect on the mutual members of the acquiring entity. As a result, a remutualization transaction for First Seacoast Bancorp is unlikely unless the applicant can clearly demonstrate that the regulatory concerns are not warranted in the particular case.

Proposed Stock Purchases by Management

First Seacoast Bancorp’s directors and executive officers and their associates expect to purchase, for investment purposes, approximately 104,000 ($1.0 million) shares of common stock in the offering, which represents 5.91% of the shares to be offered for sale to the public and contributed to the charitable foundation, and 2.66% of the total shares to be outstanding after the offering (including shares sold to the public, contributed to the charitable foundation and owned by First Seacoast Bancorp, MHC), each at the minimum of the offering range, respectively. Like all of our eligible depositor and borrower purchasers, our directors and executive officers and their associates have subscription rights based on their eligible accounts and, in the event of an oversubscription, their orders will be subject to the allocation provisions set forth in our plan of reorganization.

The plan of reorganization provides that the aggregate number of shares acquired in the offering by our directors and executive officers (and their associates) may not exceed 28% of the outstanding shares held by persons other than First Seacoast Bancorp, MHC, except with the approval of federal regulators. We may seek approval from the federal regulators to allow purchases by our directors and executive officers (and their associates) to exceed the 28% limit to the extent needed to enable us to sell the minimum number of shares of common stock in the offering range.

Directors and executive officers will pay the same $10.00 per share price paid by all other persons who purchase shares in the offering. These shares will be counted in determining whether the minimum of the offering range is reached.

Conditions to Completing the Reorganization and Offering

We cannot complete the reorganization and offering unless:

•	we sell at least 1,720,400 shares, the minimum of the offering range;

•	the members of Federal Savings Bank vote to approve the reorganization and offering; and

•

we receive final approval from the Federal Reserve Board to complete the reorganization and offering, as well as any additional required approvals from the Office of the Comptroller of the Currency and the FDIC.

Federal Reserve Board, Office of the Comptroller of the Currency or FDIC approval does not constitute a recommendation or endorsement of an investment in our stock.

Possible Conversion of First Seacoast Bancorp, MHC to Stock Form

In the future, First Seacoast Bancorp, MHC may convert from the mutual to capital stock form of ownership, in a transaction commonly referred to as a “second-step conversion.” In a second-step conversion, members of First Seacoast Bancorp, MHC would have subscription rights to purchase common stock of First Seacoast Bancorp or its successor, and the public stockholders of First Seacoast Bancorp would be entitled to exchange their shares of common stock for an equal percentage of shares of the converted First Seacoast Bancorp, MHC. This percentage may be adjusted to reflect any assets owned by First Seacoast Bancorp, MHC.

Our board of directors has no current plans to undertake a second-step conversion transaction. Any second-step conversion transaction would require the approval of holders of a majority of the outstanding shares of First Seacoast Bancorp common stock (excluding shares held by First Seacoast Bancorp, MHC) and the approval of the members of First Seacoast Bancorp, MHC. Public stockholders will not be able to force a merger or second-step conversion transaction of First Seacoast Bancorp, MHC without the consent of First Seacoast Bancorp, MHC since such transactions would require the approval of a majority of the outstanding shares of First Seacoast Bancorp’s common stock.

Delivery of Prospectus

To ensure that each person receives a prospectus at least 48 hours before the deadline for submitting orders for common stock, we may not mail prospectuses any later than five days before such date or hand-deliver prospectuses later than two days before that date. Stock order forms may only be delivered if accompanied or preceded by a prospectus. We are not obligated to deliver a prospectus or stock order form by means other than U.S. mail.

We will make reasonable attempts to provide a prospectus and offering materials to holders of subscription rights. The subscription offering and all subscription rights will expire at 2:00 p.m., Eastern time, on June 18, 2019, whether or not we have been able to locate each person entitled to subscription rights.

Our Contribution of Cash and Shares of Common Stock to First Seacoast Community Foundation, Inc.

To further our commitment to our local community, we intend to establish and fund a new charitable foundation, First Seacoast Community Foundation, as part of the reorganization and offering. Assuming we receive both regulatory approval and the approval of the members of Federal Savings Bank, we intend to contribute to the new charitable foundation $150,000 in cash and 1.0% of our outstanding shares, or 46,000 shares of our common stock at the midpoint of the offering range (for an aggregate contribution of $610,000, at the midpoint of the offering range, based on the $10.00 per share offering price). As a result of the contribution, we expect to record an after-tax expense of approximately $467,000, at the midpoint of the offering range, during the quarter in which the reorganization and offering is completed.

The charitable foundation will be dedicated exclusively to supporting charitable causes and community development activities in the communities in which we operate. The contribution of common stock and cash to the charitable foundation will:

•	with respect to the contribution of shares of common stock, dilute the voting interests of purchasers of shares of our common stock in the offering; and

•

result in an expense, and a reduction in capital, during the quarter in which the contribution is made, equal to the full amount of the contribution to the charitable foundation, which we expect to be offset in part by a corresponding tax benefit.

The amount of common stock that we would offer for sale would be greater if the offering were to be completed without the establishment and funding of the charitable foundation. For a further discussion of the financial impact of the charitable foundation, including its effect on those who purchase shares in the offering, see “Risk Factors—Risks Related to the Charitable Foundation—The contribution to the charitable foundation will dilute your ownership interest and adversely affect net income in 2019,” and “Risk Factors—Risks Related to the Charitable Foundation—Our contribution to the charitable foundation may not be tax deductible, which could reduce our profits.”

Delivery of Shares of Common Stock

All shares of common stock sold in the offering will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription and community offerings will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the offering. Shares of common stock sold in the syndicated community offering may be delivered electronically through the services of The Depository Trust Company, subject to any necessary regulatory approval. We expect trading in the stock to begin on the day of completion of the offering or the next business day. Until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they purchased, even though the common stock will have begun trading. Your ability to sell your shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Tax Consequences

Federal Savings Bank and First Seacoast Bancorp have received an opinion of counsel, Luse Gorman, PC, regarding the material federal income tax consequences of the reorganization, including an opinion that it is more likely than not that the fair market value of the nontransferable subscription rights to purchase the common stock will be zero and, accordingly, no gain or loss will be recognized by members upon the distribution to them of the nontransferable subscription rights to purchase the common stock and no taxable income will be realized by members as a result of the exercise of the nontransferable subscription rights. Federal Savings Bank and First Seacoast Bancorp have also received an opinion of Baker Newman & Noyes LLC regarding the material New Hampshire state tax consequences of the reorganization. As a general matter, the reorganization will not be a taxable transaction for purposes of federal or state income taxes to Federal Savings Bank, First Seacoast Bancorp or persons eligible to subscribe in the subscription offering. See “Taxation” for additional information regarding taxes.

Emerging Growth Company Status

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we are an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies. See “Risk Factors—Risks Related to the Offering—We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Federal Savings Bank—Emerging Growth Company Status.”

An emerging growth company may elect to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, but must make such election when the company is first required to file a registration statement. Such an election is irrevocable during the period a company is an emerging growth company. We have elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

How You May Obtain Additional Information Regarding the Reorganization and Offering

Our banking personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the reorganization and offering, call the Stock Information Center at 1-(877) 892-9472. The Stock Information Center will be open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern time. The Stock Information Center will be closed on bank holidays.

RISK FACTORS

You should consider carefully the following risk factors, in addition to all other information in this prospectus, in evaluating an investment in our common stock.

Risks Related to Our Business

We have a substantial amount of commercial real estate and commercial and industrial loans, and intend to continue to increase originations of these types of loans. These loans involve credit risks that could adversely affect our financial condition and results of operations.

At December 31, 2018, our portfolio of commercial real estate loans, acquisition, development and land loans secured by commercial real estate, and commercial and industrial loans totaled $101.4 million, or 31.6% of net loans. We intend to increase originations of these types of loans. Given their larger balances and the complexity of the underlying collateral, these loans generally have more risk than the one- to four-family residential real estate loans we originate. Because the repayment of commercial real estate loans and commercial and industrial loans depends on the successful management and operation of the borrower’s properties or related businesses, their repayment can be affected by adverse conditions in the local, regional and national real estate market or economy. A downturn in the real estate market or the local, regional and national economy could adversely impact the value of collateral properties or the revenues from the borrower’s business, thereby increasing the risk of loss. Further, unlike residential mortgage loans, commercial and industrial loans are typically secured by collateral other than real estate, such as inventory and accounts receivable, the value of which may depreciate over time, may be more difficult to appraise or liquidate, and may be more susceptible to fluctuation in value at default. Because these loans also generally have relatively large balances, any charge-offs may be larger than those incurred with residential real estate loans. In addition, many of these loans have not been subjected to unfavorable economic conditions and, therefore, it is difficult to predict their future performance under such conditions. Accordingly, these loans may experience delinquency or charge-off levels above our historical experience, which could adversely affect our future performance. Furthermore, at December 31, 2018, $15.2 million, or 23.8%, of our commercial real estate loans were secured by non-owner occupied properties. The physical condition of non-owner occupied properties may be below that of owner-occupied properties due to lax property maintenance standards, which have an adverse impact on the value of the collateral properties. As our commercial real estate, commercial and industrial, and acquisition, development and land loans secured by commercial real estate increase, the corresponding risks and potential for loss will also increase.

Our business strategy includes managed growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. Growing our operations could also cause our expenses to increase faster than our revenues.

Our business strategy includes growth in loans and deposits. Achieving such growth will require us to attract customers that currently bank at other financial institutions in our market area. Our ability to successfully grow will depend on a variety of factors, including the ability of our executive officers to execute our business strategy to increase commercial real estate and commercial and industrial loans and to increase our new and existing customers’ deposit relationships, our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, competition from other financial institutions in our market area and our ability to manage our growth. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected. In addition, our efficiency ratio could be negatively impacted. Furthermore, there can be considerable costs involved in expanding lending capacity, and generally a period of time is required to generate the necessary revenues to offset these costs, especially in areas in which we do not have an established presence. Accordingly, any such business expansion can be expected to negatively impact our earnings until certain economies of scale are reached.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

We maintain an allowance for loan losses, which is established through a provision for loan losses, that represents management’s best estimate of probable losses within the existing portfolio of loans. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the adequacy of the allowance for loan losses, we rely on our experience and our evaluation of economic conditions. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio and adjustment may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Consequently, a problem with one or more loans could require us to significantly increase the level of our provision for loan losses. Management also recognizes that significant new growth in our loan portfolio, new loan products and the refinancing of existing loans can result in unseasoned loans that may not perform in a historical or projected manner and will increase the risk that our allowance may be insufficient to absorb losses without significant additional provisions. In addition, federal regulators periodically review our allowance for loan losses and as a result of such reviews, we may decide to adjust our allowance for loan losses or recognize further loan charge-offs. However, regulatory agencies are not directly involved in the process of establishing the allowance for loan losses, as the process is our responsibility and any adjustment of the allowance is the responsibility of management. Material additions to the allowance would materially decrease our net income and may have a material adverse effect on our financial condition, results of operations and capital.

Our asset size and strong competition within our market area may limit our growth and profitability.

Our market area has a high concentration of competing financial institutions. Based on Federal Deposit Insurance Corporation (“FDIC”) data as of June 30, 2018 (the latest date for which published data is available), in addition to us, 25 FDIC-insured financial institutions operated a total of 95 banking offices in Rockingham County and 10 FDIC-insured financial institutions operated a total of 27 banking offices in Strafford County. In addition to FDIC-insured institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, securities brokerage firms and, more recently, financial technology (or “FinTech”) companies also operate in our market area. Some of these entities are unregulated or less regulated non-banking entities, operating locally and elsewhere. Many of these competitors have substantially greater resources and higher lending limits than we have and offer certain services that we do not or cannot provide. In addition, some of our competitors offer loans with lower interest rates and fees on more attractive terms than loans we offer.

Our asset size makes it more difficult to compete with other financial institutions that are larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. Because our principal source of income is the net interest income we earn on our loans and investments, after deducting interest paid on deposits and other sources of funds, our ability to generate the revenues needed to cover our expenses and finance investments is limited by the size of our loan and investment portfolios. Accordingly, we are not always able to offer new products and services as quickly as our competitors. Competition also makes it increasingly difficult and costly to attract and retain qualified employees. Our lower earnings may also make it more difficult to offer competitive salaries and benefits. In addition, our smaller customer base may make it difficult to generate meaningful non-interest income from activities such as securities brokerage. Finally, institutions of our size are generally disproportionately affected by the continually increasing costs of complying with new banking and other regulations.

Our profitability depends upon our continued ability to successfully compete in our market area. If we must raise interest rates paid on deposits or lower interest rates charged on our loans due to competition, our net interest margin and profitability could be adversely affected.

Changes in interest rates could reduce our profits and asset values.

Like most financial institutions, our profitability depends to a large extent upon our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowed funds. Accordingly, our results of operations depend largely on movements in market interest rates and our ability to manage our interest-rate-sensitive assets and liabilities in response to these movements. Factors such as inflation, recession and instability in financial markets, among other factors beyond our control, may affect interest rates.

In a rising interest rate environment, we would expect that the rates on our deposits and borrowings would reprice upwards faster than the rates on our long-term loans and investments, which would be expected to compress our interest rate spread and have a negative effect on our profitability. Furthermore, increases in interest rates may adversely affect the ability of our borrowers to make loan repayments on adjustable-rate loans, as the interest owed on such loans would increase as interest rates increase. Conversely, decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce their borrowing costs. Under these circumstances, we are subject to reinvestment risk as we may have to redeploy such loan or securities proceeds into lower-yielding assets, which might also negatively impact our income. If interest rates rise, we expect that our economic value of equity would decrease. Economic value of equity represents the present value of the expected cash flows from our assets less the present value of the expected cash flows arising from our liabilities. At December 31, 2018, assuming a 400-basis point increase in market interest rates, we estimate that our economic value of equity would decrease by $13.5 million, or 34.2%.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet or projected operating results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Federal Savings Bank—Management of Market Risk.”

We face significant operational risks because of our reliance on technology. Our information technology systems may be subject to failure, interruption or security breaches, and we recently experienced a security event.

Information technology systems are critical to our business. Our business requires us to collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and our own business, operations, plans and business strategies. We use various technology systems to manage our customer relationships, general ledger, securities investments, deposits, and loans. Our computer systems, data management and internal processes, as well as those of third parties, are integral to our performance.

Our operational risks include the risk of malfeasance by employees or persons outside our company, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. There have been increasing efforts by third parties to breach data security at financial institutions. Such attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information, damages to systems, or other material disruptions to network access or business operations.

In late 2018, our email and antivirus systems failed to detect malware that infiltrated our branch office computer network. Our core processing provider’s firewall prevented the virus from accessing customer information, however, we were unable to access all branch office computer desktops and files for several days. We incurred costs of approximately $160,000 in restoring and rebuilding our network. We currently have an insurance claim pending, although it is unclear to what extent the expenses associated with the attack will be covered.

We have established policies and procedures to prevent or limit the impact of system failures, interruptions and security breaches, including privacy breaches and cyber-attacks. Further, since the recent incident, we have taken steps to remediate shortcomings in our cybersecurity systems, including employing a third party security operations center to monitor network traffic continuously. Although we take protective measures, the security of our computer systems, software, and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious code and cyber-attacks that could have an impact on information security. Because the techniques used to cause security breaches change frequently, we may be unable to proactively address these techniques or to implement adequate preventative measures.

In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, or a breach of our security systems, including if confidential or proprietary information were to be mishandled, misused or lost, we could suffer financial loss, loss of customers and damage to our reputation, and face regulatory action or civil litigation. Any of these events could have a material adverse effect on our financial condition and results of operations. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits.

In addition, we outsource a majority of our data processing requirements to certain third-party providers. Accordingly, our operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements, or we also could be adversely affected if such an agreement is not renewed by the third party vendor or is renewed on terms less favorable to us. If our third-party providers encounter difficulties, or if we have difficulty communicating with those service providers, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected, which could have a material adverse effect on our financial condition and results of operations. Threats to information security also exist in the processing of customer information through various other vendors and their personnel. To our knowledge, the services and programs provided to us by third parties have not suffered any security breaches. However, the existence of cyber-attacks or security breaches at third parties with access to our data, such as vendors, may not be disclosed to us in a timely manner.

A worsening of economic conditions in our market area could reduce demand for our products and services and/or result in increases in our level of non-performing loans, which could adversely affect our operations, financial condition and earnings.

Local economic conditions have a significant impact on the ability of our borrowers to repay loans and the value of the collateral securing loans. A deterioration in economic conditions could have the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations:

•	demand for our products and services may decline;

•	we may increase our allowance for loan losses;

•	loan delinquencies, problem assets and foreclosures may increase;

•

collateral for loans, especially real estate, may decline in value, thereby reducing customers’ future borrowing power, and reducing the value of assets and collateral associated with existing loans; and

•	the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Moreover, a significant decline in general local, regional or national economic conditions caused by inflation, recession, acts of terrorism, a government shutdown, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance. Further, any decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loans are geographically diverse. Many of the loans in our portfolio are secured by real estate. Deterioration in the real estate markets could negatively affect a borrower’s ability to repay their loan and the value of the collateral securing the loan. Real estate values are affected by various factors, including changes in general or regional economic conditions, governmental rules or policies, and natural disasters. If we are required to liquidate a significant amount of collateral during a period of reduced real estate values, our financial condition and profitability could be adversely affected.

We are a community bank and our ability to maintain our reputation is critical to the success of our business. The failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, cybersecurity incidents and questionable or fraudulent activities of our customers. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers and employees, costly litigation and increased governmental regulation, all of which could adversely affect our business and operating results.

We will incur additional expenses associated with our name change to “First Seacoast Bank.”

Federal Savings Bank intends to change its name to “First Seacoast Bank” in connection with the reorganization and offering. We will incur additional expenses, primarily marketing expenses, to promote the new name. We estimate that we will spend approximately $334,000 in 2019 and $100,000 in 2020 on expenses associated with the name change, including new signage, new website and mobile banking designs, reissuance of debit/ATM cards, and new office materials. Additionally, we may incur nonmonetary costs associated with the name change, such as loss of goodwill associated with our current name.

We depend on our management team to implement our business strategy and execute successful operations and we could be harmed by the loss of their services.

We depend upon the services of the members of our senior management team who direct our strategy and operations. Our executive officers and lending personnel possess expertise in our markets and key business relationships, and have been integral in the restructuring of our operations, including the implementation of a more aggressive sales culture within our institution. Any one of them could be difficult to replace. Our loss of these persons, or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete in our markets. See “Management.”

We may be adversely affected by recent changes in U.S. tax laws.

Changes in tax laws contained in the Tax Cuts and Jobs Act, which was enacted in December 2017, include a number of provisions that will have an impact on the banking industry, borrowers and the market for single-family residential real estate. Changes include (i) a lower limit on the deductibility of mortgage interest on single-family residential mortgage loans, (ii) the elimination of interest deductions for home equity loans, (iii) a limitation on the deductibility of business interest expense and (iv) a limitation on the deductibility of property taxes and state and local income taxes. The recent changes in the tax laws may have an adverse effect on the market for, and valuation of, residential properties, and on the demand for such loans in the future, and could make it harder for borrowers to make their loan payments. If home ownership becomes less attractive, demand for mortgage loans could decrease. The value of the properties securing loans in our loan portfolio may be adversely impacted as a result of the changing economics of home ownership, which could require an increase in our provision for loan losses, which would reduce our profitability and could materially adversely affect our business, financial condition and results of operations.

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations.

Federal Savings Bank is subject to extensive regulation, supervision and examination by the Office of the Comptroller of the Currency, and First Seacoast Bancorp will be subject to extensive regulation, supervision and examination by the Federal Reserve Board. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the federal deposit insurance fund and the depositors of Federal Savings Bank, rather than for our stockholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. These regulations, along with existing tax, accounting, securities, insurance and monetary laws, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in their interpretation by us and our independent accounting firm. These changes could materially impact, potentially even retroactively, how we report our financial condition and results of operations.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are suspected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury’s Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on pursuing acquisitions or establishing new branches. The policies and procedures we have adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations. Furthermore, these rules and regulations continue to evolve and expand.

We are subject to stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or limit our ability to pay dividends or repurchase shares.

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios, and defines “capital” for calculating these ratios. The minimum capital requirements are: (i) a common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6%; (iii) a total capital ratio of 8%; and (iv) a Tier 1 leverage ratio of 4%. The regulations also establish a “capital conservation buffer” of 2.5%, and, when fully phased in, will result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%; (ii) a Tier 1 to risk-based assets capital ratio of 8.5%; and (iii) a total capital ratio of 10.5%. The capital conservation buffer requirement was phased in beginning in January 2016 at 0.625% of risk-weighted assets and increased each year until fully implemented in January 2019 at 2.5%. An institution will be subject to limitations on paying dividends, engaging in share repurchases and paying discretionary bonuses if its capital level falls below the then applicable buffer amount.

The application of more stringent capital requirements could, among other things, result in lower returns on equity, and result in regulatory actions if we are unable to comply with such requirements. Specifically, following the completion of the offering, Federal Savings Bank’s ability to pay dividends to First Seacoast Bancorp will be limited if it does not have the capital conservation buffer required by the new capital rules, which may further limit First Seacoast Bancorp’s ability to pay dividends to stockholders. See “Regulation and Supervision—Federal Banking Regulation—Capital Requirements.”

The cost of additional finance and accounting systems, procedures, compliance and controls in order to satisfy our new public company reporting requirements will increase our expenses.

As a result of the completion of this offering, we will become a public reporting company. We expect that the obligations of being a public company, including the substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a stand-alone public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. The Sarbanes-Oxley Act of 2002 requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the Securities and Exchange Commission. Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price. In addition, we may need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management’s attention from our operations.

Changes in accounting standards could affect reported earnings.

The regulatory bodies responsible for establishing accounting standards, including the Financial Accounting Standards Board, the Securities and Exchange Commission and other regulatory bodies, periodically change the financial accounting and reporting guidance that governs the preparation of our consolidated financial statements. In some cases, we could be required to apply new or revised guidance retroactively. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations.

Changes in management’s estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.

In preparing our consolidated financial statements, our management is and will be required under applicable rules and regulations to make estimates and assumptions as of a specified date. These estimates and assumptions are based on management’s best estimates and experience as of that date and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Areas requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for loan losses and our determinations with respect to amounts owed for income taxes.

We are subject to environmental liability risk associated with lending activities or properties we own.

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties, or with respect to properties that we own in operating our business. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Our policies, which require us to perform an environmental review before initiating any foreclosure action on non-residential real property, may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

Risks Related to the Offering

The future price of our common stock may be less than the purchase price in the offering.

If you purchase shares of common stock in the offering, you may not be able to sell them later at or above the $10.00 offering price. In many cases, shares of common stock issued by newly converted savings institutions that have reorganized into the mutual holding company structure have traded below the initial offering price. The aggregate purchase price of the shares of common stock sold in the offering will be based on an independent appraisal. The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The independent appraisal is based on certain estimates, assumptions and projections, all of which are subject to change from time to time. After the shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, changes in federal tax laws, new regulations, investor perceptions of First Seacoast Bancorp and the outlook for the financial services industry in general. Price fluctuations in our common stock may be unrelated to our operating performance.

The capital we raise in the offering may negatively impact our return on equity until we can fully implement our business plan. This could negatively affect the trading price of our shares of common stock.

Net income divided by average equity, known as “return on equity,” is a ratio many investors use to compare the performance of a financial institution to its peers. Although we anticipate increasing net interest income using proceeds of the offering, our return on equity will be reduced by the capital raised in the offering, higher expenses from the costs of being a public company, and added expenses associated with our employee stock ownership plan and the stock-based benefit plan we intend to adopt. Until we can implement our business plan and increase our net interest income through investment of the proceeds of the offering, we expect our return on equity to remain relatively low compared to our peer group, which may reduce the value of our shares.

We have broad discretion in using the net proceeds of the offering. Our failure to effectively deploy the net proceeds of the offering may have an adverse effect on our financial performance and the value of our common stock.

We intend to invest between $7.9 million and $12.6 million of the net proceeds of the offering in Federal Savings Bank. We also expect to use a portion of the net proceeds we retain to fund a loan to the employee stock ownership plan for the purchase of shares of common stock in the offering by the employee stock ownership plan, contribute $100,000 to First Seacoast Bancorp, MHC as a part of our formation of the mutual holding company, and contribute $150,000 to the new charitable foundation that we are establishing in connection with the reorganization. We may use the remaining net proceeds to invest in short-term and other investments, repurchase shares of our common stock, pay dividends, although we currently do not intend to pay dividends, or for other general corporate purposes. Federal Savings Bank intends to use the net proceeds it receives to repay Federal Home Loan Bank borrowings, fund new loans, enhance existing products and services, invest in securities, expand its banking franchise, or for other general corporate purposes. However, except for the loan to the employee stock ownership plan and the contributions to First Seacoast Bancorp, MHC and to the charitable foundation, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have significant flexibility in determining the amount of the net proceeds we apply to different uses and the timing of such applications. Also, certain of these uses, such as any potential acquisition, paying dividends and repurchasing common stock, may require the approval of or non-objection from the Office of the Comptroller of the Currency or the Federal Reserve Board. We have not established a timetable for investing the net proceeds, and, accordingly, we may not invest the net proceeds at the time that is most beneficial to First Seacoast Bancorp, Federal Savings Bank or the stockholders. See “How We Intend To Use The Proceeds From The Offering.”

There may be a limited trading market in our common stock, which would hinder your ability to sell our common stock and may lower the market price of the stock.

We have never issued capital stock and there is no established market for our common stock. We have received approval to list our common stock on the Nasdaq Capital Market under the symbol “FSEA” upon conclusion of the offering, subject to completion of the offering and compliance with certain conditions, including having 300 “round lot” stockholders (stockholders owning more than 100 shares) and at least three companies making a market for our common stock. The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. In addition, our public “float,” which is the total number of our outstanding shares less the shares held by First Seacoast Bancorp, MHC, our employee stock ownership plan and our directors and executive officers, is likely to be limited. As a result, it is unlikely that an active trading market for the common stock will develop or that, if it develops, it will continue. If you purchase shares of common stock, you may not be able to sell them at or above $10.00 per share. Purchasers of common stock in the offering should have long-term investment intent and should recognize that there may be a limited trading market in the common stock. This may make it difficult to readily sell the common stock after the offering and may have an adverse effect on the price at which the common stock may be sold.

Our stock-based benefit plans will increase our costs, which will reduce our net income.

We anticipate that our employee stock ownership plan will purchase in the offering shares of our common stock equal to up to 3.92% of our outstanding shares (including shares issued to First Seacoast Bancorp, MHC and shares contributed to the charitable foundation). We will record annual employee stock ownership plan expenses in an amount equal to the fair value of shares of common stock committed to be released to employees. If shares of common stock appreciate in value over time, compensation expense relating to the employee stock ownership plan will increase.

We also intend to adopt a stock-based benefit plan after the offering, under which participants would be awarded shares of restricted common stock (at no cost to them) and/or options to purchase shares of our common stock. Under federal regulations, we are authorized to grant awards of stock or options under a stock-based benefit plan in an amount up to 25% of the shares of common stock held by persons other than First Seacoast Bancorp, MHC. The number of shares of common stock or options granted under any initial stock-based benefit plan may not exceed 1.96% and 4.90%, respectively, of our total outstanding shares, including shares issued to First Seacoast Bancorp, MHC and contributed to the charitable foundation.

The shares of restricted common stock granted under the stock-based benefit plan will be expensed by us over their vesting period based on the fair market value of the shares on the date they are awarded. If the shares of restricted common stock to be granted under the stock-based benefit plan are repurchased in the open market (rather than issued directly from authorized but unissued shares by First Seacoast Bancorp) and cost the same as the purchase price in the offering, the reduction to stockholders’ equity due to the plan would be between $766,000 at the minimum of the offering range and approximately $1.2 million at the adjusted maximum of the offering range. To the extent we repurchase shares of common stock in the open market to fund the grants of shares of restricted common stock under the plan, and the price of such shares exceeds the offering price of $10.00 per share, the reduction to stockholders’ equity would exceed the range described above. Conversely, to the extent the price of such shares is below the offering price of $10.00 per share, the reduction to stockholders’ equity would be less than the range described above.

We will generally recognize as an expense in our income statement the grant-date fair value of stock options when such options vest. When we record an expense related to the grant of options using the fair value method, we will incur significant compensation and benefits expense.

The implementation of a stock-based benefit plan may dilute your ownership interest.

We intend to adopt a stock-based benefit plan following the reorganization and offering. The stock-based benefit plan will be funded through either open market purchases, if permitted, or from the issuance of authorized but unissued shares. Public stockholders would experience a reduction in ownership interest totaling 6.42% if newly issued shares are used to fund stock options and restricted stock awards in an amount equal to 4.90% and 1.96%, respectively, of the total shares issued in the reorganization and offering (including shares issued to First Seacoast Bancorp, MHC and shares contributed to the charitable foundation).

Persons who purchase stock in the offering will own a minority of First Seacoast Bancorp’s common stock and will not be able to exercise voting control over most matters put to a vote of stockholders.

Public stockholders will own a minority of the outstanding shares of First Seacoast Bancorp’s common stock. As a result, stockholders other than First Seacoast Bancorp, MHC will not be able to exercise voting control over most matters put to a vote of stockholders. First Seacoast Bancorp, MHC will own a majority of First Seacoast Bancorp’s common stock after the offering and, through its board of directors, will be able to exercise voting control over most matters put to a vote of stockholders. Upon completion of the reorganization and offering, the same directors and officers who manage Federal Savings Bank will also manage First Seacoast Bancorp and First Seacoast Bancorp, MHC. Our board of directors, officers or First Seacoast Bancorp, MHC may take actions that the public stockholders believe to be contrary to their interests, including whether or not the mutual holding company should convert to stock form in a “second-step” transaction. The only matters as to which stockholders other than First Seacoast Bancorp, MHC will be able to exercise voting control currently include any proposal to implement a stock-based benefit plan or a “second-step” conversion. In addition, First Seacoast Bancorp, MHC may exercise its voting control to prevent a sale or merger transaction in which stockholders could receive a premium for their shares.

Our stock value may be negatively affected by our mutual holding company structure and federal regulations restricting takeovers.

First Seacoast Bancorp, MHC, as the majority stockholder of First Seacoast Bancorp, will be able to control the outcome of virtually all matters presented to stockholders for their approval, including any proposal to acquire First Seacoast Bancorp. Accordingly, First Seacoast Bancorp, MHC may prevent the sale of control or merger of First Seacoast Bancorp or its subsidiaries even if such a transaction were favored by a majority of the public stockholders of First Seacoast Bancorp. The board of directors of Federal Savings Bank has decided to form a mutual holding company rather than undertake a standard conversion to stock form in part because the mutual holding company structure will allow our board of directors to control the future of First Seacoast Bancorp and its subsidiaries. Additionally, although federal regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction, such transactions are unlikely because of the heightened regulatory scrutiny given to such transactions.

For three years following the offering, federal regulations prohibit any person from acquiring or offering to acquire more than 10% of our common stock without the prior written approval of the Federal Reserve Board and/or the Office of the Comptroller of the Currency. Moreover, current Federal Reserve Board and Office of the Comptroller of the Currency policy prohibits the acquisition of a mutual holding company subsidiary by any person or entity other than a mutual holding company or a mutual institution, and restricts the terms of permissible acquisitions. See “Restrictions on the Acquisition of First Seacoast Bancorp and Federal Savings Bank” for a discussion of applicable Federal Reserve Board regulations regarding acquisitions.

The corporate governance provisions in our charter and bylaws may prevent or impede the holders of a minority of our common stock from obtaining representation on our board of directors and may also prevent or impede a change in control.

Provisions in our charter and bylaws may prevent or impede holders of a minority of our common stock from obtaining representation on our board of directors. For example, our board of directors will be divided into three classes with staggered three-

year terms. A classified board makes it more difficult for stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur. Second, our charter provides that there will not be cumulative voting by stockholders for the election of our directors, which means that First Seacoast Bancorp, MHC, as the holder of a majority of the shares eligible to be voted at a meeting of stockholders, may elect all of our directors to be elected at a meeting. Also, we have the ability to issue preferred stock with voting rights to third parties who may be friendly to our board of directors.

In addition, a section in First Seacoast Bancorp’s charter will generally provide that, for a period of five years from the closing of the offering, no person, other than First Seacoast Bancorp, MHC, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of First Seacoast Bancorp held by persons other than First Seacoast Bancorp, MHC, and that any shares acquired in excess of this limit will not be entitled to be voted and will not be counted as voting stock in connection with any matters submitted to the stockholders for a vote. Federal Savings Bank’s charter will contain a similar provision, except the ownership restriction will apply to persons other than First Seacoast Bancorp, MHC and First Seacoast Bancorp.

Our management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

Our management team has limited experience managing a publicly traded company or complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to a public company, which will be subject to significant regulatory oversight and reporting obligations under the federal securities laws. In particular, these new obligations will require substantial attention from our management team and may divert their attention away from the day-to-day management of our business, which could materially and adversely impact our business operations.

We do not currently intend to pay dividends on our common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. We do not currently intend to pay dividends on our common stock following completion of our offering. The declaration and payment of future cash dividends will be subject to, among other things, regulatory restrictions, our then current and projected consolidated operating results, financial condition, tax considerations, future growth plans, general economic conditions, and other factors our board of directors deems relevant. In particular, we will be limited in our ability to pay dividends only to our public stockholders, under the regulations that have been implemented by the Federal Reserve Board following the enactment of the Dodd-Frank Act with regard to dividend waivers by mutual holding companies. See “Our Policy Regarding Dividends,” “Regulation and Supervision—Federal Banking Regulation—Capital Requirements,” “—Federal Banking Regulation—Capital Distributions” and “—Holding Company Regulation—Waivers of Dividends by First Seacoast Bancorp, MHC.”

First Seacoast Bancorp will depend primarily upon the proceeds it retains from the offering as well as earnings of Federal Savings Bank to provide funds to pay dividends on our common stock. The payment of dividends by Federal Savings Bank also is subject to certain regulatory restrictions. Federal law generally prohibits a depository institution from making any capital distributions (including payment of a dividend) to its parent holding company if the depository institution would thereafter be or continue to be undercapitalized, and dividends by a depository institution are subject to additional limitations. As a result, any payment of dividends in the future by First Seacoast Bancorp will depend, in large part, on Federal Savings Bank’s ability to satisfy these regulatory restrictions and its earnings, capital requirements, financial condition and other factors.

Under current law, if we declare dividends on our common stock, First Seacoast Bancorp, MHC will be restricted from waiving the receipt of dividends.

First Seacoast Bancorp’s board of directors will have the authority to declare dividends on our common stock, subject to statutory and regulatory requirements. If First Seacoast Bancorp pays dividends to its stockholders, it also will be required to pay dividends to First Seacoast Bancorp, MHC, unless First Seacoast Bancorp, MHC is permitted by the Federal Reserve Board to waive the receipt of dividends. The Federal Reserve Board’s current regulations significantly restrict the ability of newly organized mutual holding companies to waive dividends declared by their subsidiaries. Accordingly, because dividends would likely be required to be paid to First Seacoast Bancorp, MHC along with all other stockholders, the amount of dividends available for all other stockholders will be less than if First Seacoast Bancorp, MHC were to waive the receipt of dividends.

You may not be able to sell your shares of common stock until you have received a statement reflecting ownership of shares, which will affect your ability to take advantage of changes in the stock price immediately following the offering.

A statement reflecting ownership of shares of common stock purchased in the offering may not be delivered for several days after the completion of the offering and the commencement of trading in the common stock. Your ability to sell the shares of common stock before receiving your ownership statement will depend on arrangements you may make with a brokerage firm, and you may not be able to sell your shares of common stock until you have received your ownership statement. As a result, you may not be able to take advantage of fluctuations in the price of the common stock immediately following the offering.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation or on any golden parachute payments not previously approved. As an emerging growth company, we also will not be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors review and attest as to the effectiveness of our internal control over financial reporting. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The extended transition period is generally one year, although it may vary for any particular accounting pronouncement. The current expected credit losses accounting standard (CECL) carries an extended transition period of two years. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

As a result, our stockholders may not have access to certain information they may deem important, and investors may find our common stock less attractive if we choose to rely on these exemptions. This could result in a less active trading market for our common stock and the price of our common stock may be more volatile.

Risks Related to the Charitable Foundation

The contribution to the charitable foundation will dilute your ownership interest and adversely affect net income in 2019.

We intend to establish and fund a new charitable foundation in connection with the reorganization and offering. We intend to contribute $150,000 in cash and 1% of our outstanding shares, or 46,000 shares at the midpoint of the offering range (for an aggregate contribution of $610,000, at the midpoint of the offering range, based on the $10.00 per share offering price) to this charitable foundation. The contribution will have an adverse effect on our net income for the quarter and year in which we make the issuance and contribution to the charitable foundation. The after-tax expense of the contribution is expected to reduce net income in the year of the contribution by approximately $467,000, at the midpoint of the offering range.

Our contribution to the charitable foundation may not be tax deductible, which could reduce our profits.

We may not have sufficient profits to be able to fully use the tax deduction from our contribution to the charitable foundation. Under the Internal Revenue Code, an entity is permitted to deduct up to 10% of its taxable income (generally income before federal income taxes and charitable contributions expense) in any one year for charitable contributions. Any contribution in excess of the 10% limit may be deducted for federal income tax purposes over each of the five years following the year in which the charitable contribution is made. Accordingly, a charitable contribution could, if necessary, be deducted over a six-year period and expires thereafter.

SELECTED FINANCIAL AND OTHER DATA

The following tables set forth selected historical financial and other data for Federal Savings Bank at the dates and for the periods indicated. The following information is only a summary and should be read in conjunction with our consolidated financial statements and the notes thereto beginning on page F-1 of this prospectus. The information at and for the years ended December 31, 2018 and 2017 is derived in part from the audited consolidated financial statements appearing in this prospectus. The information at and for the years ended December 31, 2016, 2015 and 2014 is derived in part from audited consolidated financial statements that are not included in this prospectus.

	At December 31,
	2018	2017	2016	2015	2014
	(In thousands)
Selected Financial Condition Data:
Total assets	$387,114	$359,747	$330,375	$311,580	$303,052
Cash and due from banks	5,889	5,650	7,767	5,390	4,166
Securities held-to-maturity	—	—	—	—	33,467
Securities available-for-sale	39,443	28,894	32,269	26,579	903
Net loans	318,615	304,491	272,444	262,085	246,648
Land, building and equipment, net	5,581	5,944	5,107	4,782	4,313
Federal Home Loan Bank stock	3,718	3,179	2,338	2,777	3,880
Deposits	274,446	249,561	245,216	227,539	181,486
Borrowings	75,737	72,225	50,131	50,234	88,398
Total equity capital	32,727	31,898	30,907	30,282	29,075

	For the Year Ended December 31,
	2018	2017	2016	2015	2014
	(In thousands)
Selected Operating Data:
Interest and dividend income	$14,264	$12,600	$11,489	$11,293	$10,982
Interest expense	3,145	1,820	1,501	1,069	911

Net interest and dividend income	11,119	10,780	9,988	10,224	10,071
Provision (credit) for loan losses	—	160	40	(60)	—

Net interest income after provision for loan losses	11,119	10,620	9,948	10,284	10,071
Other income	1,550	1,815	1,549	1,616	1,562
Other expenses	11,356	10,822	10,065	10,342	10,086

Income before provision for income taxes	1,313	1,613	1,432	1,558	1,547
Provision for income taxes	232	701	430	479	488

Net income	$1,081	$912	$1,002	$1,079	$1,060

	At or For the Year Ended December 31,
	2018	2017	2016	2015	2014
Performance Ratios:
Return on average assets (1)	0.29%	0.26%	0.32%	0.36%	0.36%
Return on average equity (2)	3.38%	2.88%	3.24%	3.62%	3.70%
Interest rate spread (3)	2.84%	3.07%	3.16%	3.39%	3.44%
Net interest margin (4)	3.06%	3.22%	3.31%	3.48%	3.52%
Non-interest expenses to average assets	3.03%	3.13%	3.23%	3.41%	3.41%
Efficiency ratio (5)	89.64%	85.92%	87.24%	87.36%	86.70%
Average interest-earning assets to average interest-bearing liabilities	125.51%	127.79%	130.09%	125.16%	122.27%
Average equity to average assets (6)	8.53%	9.16%	9.91%	9.84%	9.69%

Capital Ratios:
Total capital to risk-weighted assets	14.41%	14.54%	15.54%	15.88%	16.38%
Tier 1 capital to risk-weighted assets	13.27%	13.35%	14.29%	14.63%	15.13%
Common equity Tier 1 capital to risk-weighted assets	13.27%	13.35%	14.29%	14.63%	N/A
Tier 1 capital to average assets	8.68%	9.01%	9.77%	9.83%	9.57%

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.88%	0.91%	0.98%	1.03%	1.12%
Allowance for loan losses as a percent of non-performing loans	4,126.47%	233.08%	2,847.87%	787.03%	763.11%
Net (charge-offs) to average outstanding loans during the period	—	(0.01)%	(0.04)%	—	(0.05)%
Non-performing loans as a percent of total loans	0.02%	0.39%	0.03%	0.13%	0.15%
Non-performing loans as a percent of total assets	0.02%	0.33%	0.03%	0.11%	0.12%
Non-performing assets as a percent of total assets	0.02%	0.33%	0.06%	0.11%	0.20%

Other Data:
Number of offices	5	5	5	5	5
Number of full-time equivalent employees	73	66	69	67	66

(1)	Represents net income divided by average total assets.
(2)	Represents net income divided by average equity.
(3)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(4)	Represents net interest income divided by average interest-earning assets.
(5)	Represents non-interest expense divided by the sum of net interest income and non-interest income.
(6)	Represents average equity divided by average total assets.

RECENT DEVELOPMENTS

The information presented below at the dates and for the periods presented is derived in part from the consolidated financial statements of Federal Savings Bank. The financial condition data at December 31, 2018 is derived from the audited consolidated financial statements included elsewhere in this prospectus. The financial condition data at March 31, 2019 and the operating data for the three months ended March 31, 2019 and 2018 are not audited but, in the opinion of management, reflect all adjustments necessary for a fair presentation. All such adjustments are normal and recurring and are the only adjustments reflected in the financial data presented below. The following information is only a summary and should be read in conjunction with the audited consolidated financial statements and notes beginning on page F-1 of this prospectus.

	At March 31, 2019	At December 31, 2018
	(Unaudited)
	(In thousands)
Selected Financial Condition Data:
Total assets	$394,689	$387,114
Cash and due from banks	5,021	5,889
Securities available-for-sale	42,728	39,443
Net loans	324,257	318,615
Land, building and equipment, net	5,480	5,581
Federal Home Loan Bank stock	3,807	3,718
Deposits	273,396	274,446
Borrowings	81,642	75,737
Total equity capital	33,448	32,727

	For the Three Months Ended March 31,
	2019	2018
	(Unaudited)
	(In thousands)
Selected Operating Data:
Interest and dividend income	$3,766	$3,383
Interest expense	1,029	628

Net interest and dividend income	2,737	2,755
Provision for loan losses	—	40

Net interest income after provision for loan losses	2,737	2,715
Non-interest income	303	400
Non-interest expenses	2,858	2,837

Income before provision for income taxes	182	278
Provision for income taxes	4	55

Net income	$178	$222

	At or For the Three Months Ended March 31,
	2019	2018
	(Unaudited)
Performance Ratios (1):
Return on average assets (2)	0.18%	0.24%
Return on average equity (3)	2.16%	2.80%
Interest rate spread (4)	2.66%	2.98%
Net interest margin (5)	2.93%	3.16%
Non-interest expense to average assets	2.93%	3.11%
Efficiency ratio (6)	94.01%	89.92%
Average interest-earning assets to average interest-bearing liabilities	124.86%	124.73%

Capital Ratios:
Total capital to risk-weighted assets	14.33%	14.50%
Tier 1 capital to risk-weighted assets	13.20%	13.31%
Common equity Tier 1 capital to risk-weighted assets	13.20%	13.31%
Tier 1 capital to average assets	8.55%	8.86%

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.86%	0.91%
Allowance for loan losses as a percent of non-performing loans	888.71%	298.95%
Net (charge-offs) recoveries to average outstanding loans during the period	—%	—%
Non-performing loans as a percent of total loans	0.10%	0.30%
Non-performing loans as a percent of total assets	0.08%	0.26%
Non-performing assets as a percent of total assets	0.08%	0.26%

Other Data:
Number of offices	5	5
Number of full-time equivalent employees	75	65

(1)	Performance ratios are annualized.
(2)	Represents net income divided by average total assets.
(3)	Represents net income divided by average equity.
(4)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(5)	Represents net interest income divided by average interest-earning assets.
(6)	Represents noninterest expense divided by the sum of net interest income and noninterest income.

Comparison of Financial Condition at March 31, 2019 (Unaudited) and December 31, 2018

Total Assets. Total assets were $394.7 million as of March 31, 2019, an increase of $7.6 million, or 2.0%, when compared to total assets of $387.1 million at December 31, 2018. The increase was due primarily to increases in securities available-for-sale and net loans.

Cash and Due From Banks. Cash and due from banks decreased $868,000, or 14.7%, to $5.0 million at March 31, 2019 from $5.9 million at December 31, 2018. This decrease was primarily due to the net decrease in deposits during the three months ended March 31, 2019.

Available-for-Sale Securities. Available-for-sale securities increased by $3.3 million, or 8.3%, to $42.7 million at March 31, 2019 from $39.4 million at December 31, 2018. This increase was due to purchases totaling $4.1 million and a $700,000 decrease in unrealized holding losses within the portfolio, partially offset by sales totaling $1.5 million, during the three months ended March 31, 2019.

Net Loans. Net loans increased $5.6 million, or 1.8%, to $324.3 million at March 31, 2019 from $318.6 million at December 31, 2018. During the three months ended March 31, 2019, we originated $15.7 million of loans, including $6.9 million of one- to four-family residential mortgage loans, $2.1 million of commercial real estate mortgage loans, $4.2 million of acquisition, development and land loans, $2.1 million of commercial and industrial loans, and $414,000 of consumer and home equity loans and lines of credit. During the three months ended March 31, 2019, we had $10.0 million in loan principal repayments.

The largest increases in our loan portfolio were in the one- to four-family residential mortgage loan, commercial and industrial loans, and acquisition, development and land loan portfolios. The increase in these loan portfolios reflects our strategy to grow the balance sheet through originations of one- to four-family residential mortgage loans while also diversifying into higher yielding adjustable-rate commercial and industrial loans to improve net margins and manage interest rate risk. We continue to sell selected, conforming 15-year and 30-year fixed rate mortgage loans to the secondary market on a servicing retained basis providing us a recurring source of revenue from loan servicing income and gains on the sale of such loans.

One- to four-family residential mortgage loans increased $4.4 million, or 2.2%, to $206.2 million at March 31, 2019 from $201.8 million at December 31, 2018. Commercial real estate mortgage loans increased $800,000, or 1.3%, to $64.7 million from $63.9 million at December 31, 2018. Multi-family loans decreased $400,000, or 8.6%, to $4.5 million from $4.9 million at December 31, 2018. Commercial and industrial loans increased $1.1 million, or 4.9%, to $23.1 million from $22.0 million at December 31, 2018. Acquisition, development and land loans increased $900,000, or 5.8%, to $16.5 million from $15.6 million at December 31, 2018. Home equity loans and lines of credit decreased $600,000, or 5.3%, to $10.6 million from $11.2 million at December 31, 2018. Consumer loans decreased by $500,000, or 40.6%, to $800,000 from $1.3 million at December 31, 2018.

Deposits. Deposits decreased $1.0 million, or 0.4%, to $273.4 million at March 31, 2019 from $274.4 million at December 31, 2018. Core deposits decreased $2.3 million, or 1.1%, to $209.5 million from $211.8 million at December 31, 2018. The decrease was due to a decrease in NOW and demand deposits of $2.3 million and a decrease in regular and other savings of $400,000, offset by an increase in money market deposits of $400,000. Certificates of deposit increased $1.3 million, or 2.0%, to $63.9 million from $62.6 million at December 31, 2018. At March 31, 2019 and December 31, 2018, we had no brokered deposits.

Total Equity Capital. Total equity capital increased $721,000, or 2.2%, to $33.4 million at March 31, 2019 from $32.7 million at December 31, 2018. This increase was due to net income of $178,000 for the three months ended March 31, 2019 and other comprehensive income of $543,000 related to net changes in unrealized holding gains/losses in the available-for-sale securities portfolio.

Comparison of Operating Results for the Three Months Ended March 31, 2019 (Unaudited) and 2018 (Unaudited)

Net Income. Net income was $178,000 for the three months ended March 31, 2019, compared to net income of $222,000 for the three months ended March 31, 2018, a decrease of $44,000, or 19.8%. The decrease was due to a decrease in non-interest income of $98,000 and a $20,000 increase in non-interest expense, partially offset by a $22,000 increase in net interest income after provision for loan losses and a $52,000 decrease in the provision for income taxes, during the three months ended March 31, 2019.

Interest and Dividend Income. Interest and dividend income increased $383,000, or 11.3%, to $3.8 million for the three months ended March 31, 2019 from $3.4 million for the three months ended March 31, 2018. This increase was due to a $272,000 increase in interest and fees on loans, primarily due to an increase of $14.0 million in the average balance of the loan portfolio to $323.3 million for the three months ended March 31, 2019 from $309.3 million for the three months ended March 31, 2018, and a $111,000 increase in interest and dividend income on investments, or 39.9%, to $388,000 for the three months ended March 31, 2019 from $277,000 for the three months ended March 31, 2018. The weighted average annualized yield for the loan portfolio increased to 4.24% for the three months ended March 31, 2019 from 4.07% for the three months ended March 31, 2018. The weighted average annualized yield for the investment portfolio increased to 2.75% for the three months ended March 31, 2019 from 2.50% for the three months ended March 31, 2018.

Average interest-earning assets increased $24.6 million, to $378.2 million for the three months ended March 31, 2019 from $353.6 million for the three months ended March 31, 2018. The annualized yield on interest earning-assets increased 16 basis points to 4.04% for the three months ended March 31, 2019 from 3.88% for the three months ended March 31, 2018.

Interest Expense. Total interest expense increased $400,000, or 63.7%, to $1.0 million for the three months ended March 31, 2019 from $628,000 for the three months ended March 31, 2018. Interest expense on deposit accounts increased $163,000, or 46.7%, to $514,000 for the three months ended March 31, 2019 from $350,000 for the three months ended March 31, 2018. The increase was primarily due to an increase in the average balance of interest-bearing deposits to $221.0 million for the three months ended March 31, 2019 from $208.8 million for the three months ended March 31, 2018, an increase of $12.2 million, or 5.8%, and an increase in the weighted average annualized rate to 0.94% for the three months ended March 31, 2019 from 0.68% for the three months ended March 31, 2018.

Interest expense on Federal Home Loan Bank advances increased $237,000, or 85.2%, to $515,000 for the three months ended March 31, 2019 from $278,000 for the three months ended March 31, 2018. The average balance increased $7.6 million, or 10.4%, to $80.5 million for the three months ended March 31, 2019 from $72.9 million for the three months ended March 31, 2018. The increase in the average balance of Federal Home Loan Bank advances is due primarily to management utilizing advances as a funding source for loan originations. The weighted average annualized rate of borrowings increased to 2.60% for the three months ended March 31, 2019 from 1.55% for the three months ended March 31, 2018.

Net Interest Income. Net interest income decreased $18,000, or 0.6%, to $2.7 million for the three months ended March 31, 2019 from $2.8 million for the three months ended March 31, 2018. This decrease was due to a decrease in the annualized interest rate spread to 2.66% for the three months ended March 31, 2019 from 2.98% for the three months ended March 31, 2018 and a decrease in the annualized net interest margin to 2.93% for the three months ended March 31, 2019 from 3.16% for the three months ended March 31, 2018, partially offset by an increase in the balance of interest-earning assets during the three months ended March 31, 2019. The decreases in the annualized interest rate spread and the annualized net interest margin were primarily due to the increase in the average balance of our interest-bearing liabilities to $302.9 million for the three months ended March 31, 2019 from $283.5 million for the three months ended March 31, 2018 and an increase in the annualized weighted average rate paid on interest-bearing liabilities to 1.38% for the three months ended March 31, 2019 from 0.90% for the three months ended March 31, 2018.

Provision for Loan Losses. Based on management’s analysis of the allowance for loan losses, we did not record a provision for loan losses for the three months ended March 31, 2019, compared to a provision for loan losses of $40,000 for the three months ended March 31, 2018. The decrease in the provision for the three months ended March 31, 2019 was primarily due to the decrease in non-accrual loans to $316,000 at March 31, 2019 from $951,000 at March 31, 2018.

Non-Interest Income. Non-interest income decreased $98,000, or 24.4%, to $303,000 for the three months ended March 31, 2019 compared to $400,000 for the three months ended March 31, 2018. The decrease in non-interest income during the three months ended March 31, 2019 was due to a $75,000 decrease in loan servicing fee income, primarily reflecting a decrease in the fair value of our mortgage servicing intangible asset during the three months ended March 31, 2019, and a $21,000 decrease in the gain on sale of loans, reflecting a reduction in loans originated for sale, as refinancing activity has declined over the last year consistent with the rise in market interest rates.

Non-Interest Expense. Non-interest expense increased $20,000, or 0.7%, to $2.9 million for the three months ended March 31, 2019 from $2.8 million for the three months ended March 31, 2018. The increase was due primarily to a $138,000, or 8.1%, increase in salaries and employee benefits and director compensation fees, offset by decreases of $43,000, or 34.0%, in advertising costs, $15,000, or 4.9%, in occupancy and equipment expenses and $39,000, or 15.1%, in technology expenses. The increase in salaries and benefits during the three months ended March 31, 2019 was due to new hires filling a number of vacant positions, as well as normal salary increases. The decrease in technology expenses was primarily due to lower data processing fees as a result of a new core processing contract.

Income Taxes. The provision for income taxes decreased by $51,000, or 93.5%, to $4,000 for the three months ended March 31, 2019 from $55,000 for the three months ended March 31, 2018. The effective tax rate was 2.0% and 19.9% for the three months ended March 31, 2019 and 2018, respectively. The reduction in the effective tax rate was primarily due to the impact of an increase in non-taxable interest income, a state tax credit and a state net operating loss carryforward.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “assume,” “plan,” “seek,” “expect,” “will,” “may,” “should,” “indicate,” “would,” “contemplate,” “continue,” “target” and words of similar meaning. These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are based on our current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. We are under no duty to and do not take any obligation to update any forward-looking statements after the date of this prospectus.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;

•	our ability to access cost-effective funding;

•	fluctuations in real estate values and both residential and commercial real estate market conditions;

•	demand for loans and deposits in our market area;

•	our ability to implement and change our business strategies;

•	competition among depository and other financial institutions;

•

inflation and changes in the interest rate environment that reduce our margins and yields, our mortgage banking revenues, the fair value of financial instruments or our level of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make;

•	adverse changes in the securities or secondary mortgage markets;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements, including as a result of Basel III;

•	the impact of the Dodd-Frank Act and implementing regulations;

•	changes in the quality or composition of our loan or investment portfolios;

•	technological changes that may be more difficult or expensive than expected;

•	the inability of third-party providers to perform as expected;

•	our ability to manage market risk, credit risk and operational risk in the current economic environment;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•

our ability to successfully integrate into our operations any assets, liabilities, customers, systems and management personnel we may acquire and our ability to realize related revenue synergies and cost savings within expected time frames, and any goodwill charges related thereto;

•	changes in consumer spending, borrowing and savings habits;

•

changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•	our ability to retain key employees;

•	our compensation expense associated with equity allocated or awarded to our employees; and

•	changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and a wide variety of other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. See “Risk Factors” beginning on page 16.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

Although we will not be able to determine the amount of actual net proceeds we will receive from the sale of shares of common stock until the offering is completed, we anticipate that the net proceeds will be between $15.7 million and $21.8 million, or $25.3 million if the offering is increased by 15%.

First Seacoast Bancorp intends to distribute the net proceeds from the offering as follows:

	Based Upon the Sale at $10.00 Per Share of
	1,720,400 Shares at Minimum of Offering Range		2,024,000 Shares at Midpoint of Offering Range		2,327,600 Shares at Maximum of Offering Range		2,676,740 Shares at Adjusted Maximum of Offering Range (1)
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds
	(Dollars in thousands)
Offering proceeds	$17,204		$20,240		$23,276		$26,767
Less: estimated offering expenses	(1,500)		(1,500)		(1,500)		(1,500)

Net offering proceeds	$15,704	100.00%	$18,740	100.00%	$21,776	100.00%	$25,267	100.00%

Less:
Amount contributed to First Seacoast Bancorp, MHC	$(100)	(0.64)%	$(100)	(0.53)%	$(100)	(0.46)%	$(100)	(0.40)%
Cash contribution to charitable foundation	$(150)	(0.95)%	$(150)	(0.80)%	$(150)	(0.69)%	$(150)	(0.59)%
Proceeds contributed to Federal Savings Bank	$(7,852)	(50.00)%	$(9,370)	(50.00)%	$(10,888)	(50.00)%	$(12,634)	(50.00)%
Proceeds used for loan to employee stock ownership plan (2)	$(1,533)	(9.76)%	$(1,803)	(9.63)%	$(2,074)	(9.52)%	$(2,385)	(9.44)%

Proceeds retained by First Seacoast Bancorp	$6,069	38.65%	$7,317	39.04%	$8,564	39.33%	$9,998	39.57%

(1)

As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(2)

Our employee stock ownership plan (the “ESOP”) will purchase 3.92% of our outstanding shares (including shares issued to First Seacoast Bancorp, MHC and shares contributed to the charitable foundation) with the ESOP obtaining the funds to purchase the shares from a loan made available by First Seacoast Bancorp to the ESOP. The loan will be repaid principally through Federal Savings Bank’s contribution to the ESOP and dividends payable on common stock held by the ESOP over the anticipated 20-year term of the loan. The interest rate for the ESOP loan is expected to be equal to the prime rate, as published in The Wall Street Journal, on the closing date of the offering.

The net proceeds may vary because total expenses relating to the reorganization and offering may be more or less than our estimates. For example, our expenses would increase if a syndicated community offering were used to sell shares of common stock not purchased in the subscription offering and the community offering. See “The Reorganization and Offering—Plan of Distribution and Marketing Arrangements” for a discussion of fees to be paid if any shares are sold in a syndicated community offering. Payments for shares made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will reduce Federal Savings Bank’s deposits. First Seacoast Bancorp will contribute at least 50% of the net proceeds of the offering to Federal Savings Bank.

Use of Proceeds Retained by First Seacoast Bancorp

First Seacoast Bancorp:

•	intends to initially deposit the portion of the proceeds that it retains in a deposit account at Federal Savings Bank;

•

may, in the future, use a portion of the proceeds that it retains to pay cash dividends or to repurchase shares of our common stock, although under current federal regulations we may not repurchase shares of our common stock during the first year following the reorganization and offering, except to fund stock-based benefit plans or when extraordinary circumstances exist with prior regulatory approval;

•

may, in the future, use a portion of the proceeds that it retains to finance the establishment of new branches or loan production offices or branch acquisitions, although no specific transactions are being considered at this time; and

•	expects to use the proceeds that it retains from time to time for other general corporate purposes.

Use of Proceeds Received by Federal Savings Bank

Federal Savings Bank:

•	intends to use an undetermined portion of the proceeds received to repay Federal Home Loan Bank borrowings, which it may do without incurring prepayment penalties;

•	intends to use a portion of the proceeds received to increase our lending capacity by providing us with additional capital to support new loans and higher lending limits;

•

intends to use a portion of the proceeds received to fund new one- to four-family residential mortgage loans, commercial real estate loans (which includes non-owner occupied commercial real estate, multi-family, owner-occupied commercial real estate and non-owner occupied one- to four-family loans), acquisition, development and land loans, commercial and industrial loans and, to a lesser extent, other loans, in accordance with our business plan and lending guidelines. See “Business of Federal Savings Bank—Lending Activities;”

•

may use a portion of the proceeds received to support new loan, deposit and other financial products and services if our board of directors determines that such products will help us compete more effectively in our market area or increase our financial performance;

•

may invest a portion of the proceeds received in securities issued by the U.S. Government and its agencies or government sponsored enterprises, mortgage-backed securities, and other securities as permitted by our investment policy. See “Business of Federal Savings Bank—Investment Activities;”

•

may, in the future, use a portion of the proceeds received to expand our retail banking franchise, by establishing new branches or loan production offices or acquiring branch offices, although no specific transactions are being considered at this time; and

•	expects to use the proceeds received from time to time for other general corporate purposes.

The use of the proceeds by First Seacoast Bancorp and Federal Savings Bank may change based on changes in interest rates, equity markets, laws and regulations affecting the financial services industry, our relative position in the financial services industry, the attractiveness of potential strategic transactions to expand our operations, and overall market conditions.

OUR POLICY REGARDING DIVIDENDS

We do not currently intend to pay dividends on our common stock following completion of the offering. If we do determine to pay dividends in the future, the payment and amount of any dividends will depend upon a number of factors, including the following: regulatory capital requirements; our financial condition and results of operations; our other uses of funds for the long-term value of stockholders; tax considerations; the Federal Reserve Board’s current regulations restricting the waiver of dividends by mutual holding companies; statutory and regulatory limitations; and general economic conditions.

The Federal Reserve Board has issued a policy statement providing that dividends should be paid only out of current earnings and only if our prospective rate of earnings retention is consistent with our capital needs, asset quality and overall financial condition. Regulatory guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the holding company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the holding company’s overall rate or earnings retention is inconsistent with its capital needs and overall financial condition. In addition, Federal Savings Bank’s ability to pay dividends will be limited if it does not have the capital conservation buffer required by the new capital rules, which may limit our ability to pay dividends to stockholders. See “Regulation and Supervision—Federal Banking Regulation—Capital Requirements.” No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future. Special cash dividends, stock dividends or returns of capital, to the extent permitted by regulations and policies of the Federal Reserve Board and the Office of the Comptroller of the Currency, may be paid in addition to, or in lieu of, regular cash dividends.

First Seacoast Bancorp will file a consolidated federal tax return with Federal Savings Bank. Accordingly, it is anticipated that any cash distributions that First Seacoast Bancorp makes to its stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal and state tax purposes. Additionally, pursuant to regulations of the Federal Reserve Board, during the three-year period following the offering, First Seacoast Bancorp will not take any action to declare an extraordinary dividend to its stockholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

Pursuant to our charter, we are authorized to issue preferred stock. If we issue preferred stock, the holders thereof may have a priority over the holders of our shares of common stock with respect to the payment of dividends. For a further discussion concerning the payment of dividends on our shares of common stock, see “Description of Capital Stock of First Seacoast Bancorp—Common Stock.” Dividends we can declare and pay will depend, in part, upon receipt of dividends from Federal Savings Bank, because initially we will have no source of income other than dividends from Federal Savings Bank and earnings from the investment of the net proceeds from the sale of shares of common stock retained by First Seacoast Bancorp and interest payments received in connection with the loan to the employee stock ownership plan. Regulations of the Federal Reserve Board and the Office of the Comptroller of the Currency impose limitations on “capital distributions” by savings institutions. See “Regulation and Supervision—Federal Banking Regulation—Capital Distributions.”

Any payment of dividends by Federal Savings Bank to First Seacoast Bancorp that would be deemed to be drawn out of Federal Savings Bank’s bad debt reserves, if any, would require a payment of taxes at the then-current tax rate by Federal Savings Bank on the amount of earnings deemed to be removed from the reserves for such distribution. Federal Savings Bank does not intend to make any distribution to First Seacoast Bancorp that would create such a federal tax liability. See “Taxation.”

If First Seacoast Bancorp pays dividends to its stockholders, it will likely pay dividends to First Seacoast Bancorp, MHC. The Federal Reserve Board’s current regulations significantly restrict the ability of mutual holding companies organized after December 1, 2009 to waive dividends declared by their subsidiaries. Accordingly, we do not currently anticipate that First Seacoast Bancorp, MHC will waive dividends paid by First Seacoast Bancorp See “Risk Factors—Risks Related to the Offering—Under current law, if we declare dividends on our common stock, First Seacoast Bancorp, MHC will be restricted from waiving the receipt of dividends.”

MARKET FOR THE COMMON STOCK

First Seacoast Bancorp is a to-be-formed company and has never issued capital stock. Federal Savings Bank, as a mutual institution, has never issued capital stock. Accordingly, there is no established market for our common stock. First Seacoast Bancorp has received conditional approval to list its common stock on the Nasdaq Capital Market under the symbol “FSEA” upon completion of the offering.

The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. Furthermore, we cannot assure you that, if you purchase shares of common stock, you will be able to sell them at or above $10.00 per share. Purchasers of common stock in this offering should have long-term investment intent and should recognize that there may be a limited trading market in the common stock. This may make it difficult to sell the common stock after the offering and may have an adverse impact on the price at which the common stock can be sold. See “Risk Factors—Risks Related to the Offering.”

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

At December 31, 2018, Federal Savings Bank exceeded all applicable regulatory capital requirements and was considered “well capitalized.” The table below sets forth the historical equity capital and regulatory capital of Federal Savings Bank at December 31, 2018, and the pro forma equity capital and regulatory capital of Federal Savings Bank after giving effect to the sale of shares of common stock at $10.00 per share. The table assumes the receipt by Federal Savings Bank of 50% of the net proceeds. See “How We Intend to Use the Proceeds from the Offering.”

	Federal Savings Bank Historical at December 31,		Pro Forma at December 31, 2018, Based Upon the Sale in the Offering of (1)
	2018		1,720,400 Shares		2,024,000 Shares		2,327,600 Shares		2,676,740 Shares (2)
	Amount	Percent of Assets (3)(4)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)
	(Dollars in thousands)
Equity	$32,727	8.45%	$38,280	9.71%	$39,392	9.96%	$40,504	10.20%	$41,784	10.48%

Tier 1 leverage capital	$33,192	8.68%	$38,745	9.95%	$39,857	10.20%	$40,969	10.45%	$42,249	10.73%
Tier 1 leverage capital requirement	19,118	5.00	19,473	5.00	19,542	5.00	19,611	5.00	19,691	5.00

Excess	$14,074	3.68%	$19,272	4.95%	$20,315	5.20%	$21,358	5.45%	$22,258	5.73%

Tier 1 risk-based capital (5)	$33,192	13.27%	$38,745	15.40%	$39,857	15.83%	$40,969	16.25%	$42,249	16.74%
Tier 1 risk-based requirement	20,009	8.00	20,123	8.00	20,145	8.00	20,167	8.00	20,192	8.00

Excess	$13,183	5.27%	$18,622	7.40%	$19,712	7.83%	$20,802	8.25%	$22,057	8.74%

Total risk-based capital (5)	$36,044	14.41%	$41,597	16.54%	$42,709	16.96%	$43,821	17.38%	$45,101	17.87%
Total risk-based requirement	25,012	10.00	25,153	10.00	25,181	10.00	25,209	10.00	25,241	10.00

Excess	$11,032	4.41%	$16,444	6.54%	$17,528	6.96%	$18,612	7.38%	$19,860	7.87%

Common equity tier 1 risk-based capital (5)	$33,192	13.27%	$38,745	15.40%	$39,857	15.83%	$40,969	16.25%	$42,249	16.74%
Common equity tier 1 risk-based requirement	16,258	6.50	16,350	6.50	16,368	6.50	16,386	6.50	16,406	6.50

Excess	$16,934	6.77%	$22,395	8.90%	$23,489	9.33%	$24,583	9.75%	$25,843	10.24%

Reconciliation of capital infused into Federal Savings Bank:
Net offering proceeds			$15,704		$18,740		$21,776		$25,267

Proceeds to Federal Savings Bank			$7,852		$9,370		$10,888		$12,634
Less: Common stock acquired by employee stock ownership plan			1,533		1,803		2,074		2,385
Less: Common stock acquired by stock-based benefit plans			766		902		1,037		1,192

Pro forma increase			$5,553		$6,665		$7,777		$9,057

(1)

Pro forma capital levels assume that the employee stock ownership plan purchases 3.92% of our total outstanding shares (including shares issued to First Seacoast Bancorp, MHC and shares contributed to the charitable foundation) with funds we lend and that one or more stock-based benefit plans purchases 1.96% of our total outstanding shares (including shares issued to First Seacoast Bancorp, MHC and shares contributed to the charitable foundation) for restricted stock awards. Pro forma capital calculated under U.S. generally accepted accounting principles (“U.S. GAAP”) and regulatory capital have been reduced by the amount required to fund these plans. See “Management” for a discussion of the employee stock ownership plan.

(2)

As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(3)	Tier 1 leverage capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(4)

Based on total assets of $387.1 million for the purposes of the U.S. GAAP capital ratio, total assets of $382.4 million for the purposes of the Tier 1 leverage capital requirement and risk-weighted assets of $250.1 million, for the purposes of the Tier 1 risk-based and total risk-based capital requirements.

(5)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

CAPITALIZATION

The following table presents the historical capitalization of Federal Savings Bank at December 31, 2018, and the pro forma consolidated capitalization of First Seacoast Bancorp after giving effect to the offering, based upon the sale of the number of shares of common stock indicated in the table and the other assumptions set forth under “Pro Forma Data.”

	Federal Savings Bank Historical Capitalization at December 31, 2018	Pro Forma Consolidated Capitalization at December 31, 2018 of First Seacoast Bancorp Based Upon the Sale at $10.00 Per Share of
		1,720,400 Shares	2,024,000 Shares	2,327,600 Shares	2,676,740 Shares (1)
	(Dollars in thousands)
Deposits (2)	$274,446	$274,446	$274,446	$274,446	$274,446
Borrowings (3)	75,737	75,737	75,737	75,737	75,737

Total interest-bearing liabilities	$350,183	$350,183	$350,183	$350,183	$350,183

Stockholders’ equity:
Preferred Stock, $0.01 par value per share: 10,000,000 shares authorized (post offering); none to be issued	$—	$—	$—	$—	$—
Common Stock, $0.01 par value per share:
90,000,000 shares authorized (post offering); shares to be issued as reflected (4)	—	39	46	53	61
Additional paid-in capital (4)	—	15,665	18,694	21,723	25,206
Retained earnings (5)	33,192	33,192	33,192	33,192	33,192
Accumulated other comprehensive loss, net	(465)	(465)	(465)	(465)	(465)
Stock contribution to charitable foundation	—	391	460	529	608
Less:
After-tax expense of contribution to charitable foundation (6)	—	299	352	404	465
Assets retained by First Seacoast Bancorp, MHC (7)	—	100	100	100	100
Cash contribution to charitable foundation (after-tax)	—	115	115	115	115
Common stock acquired by employee stock ownership plan (8)	—	1,533	1,803	2,074	2,385
Common stock acquired by stock-based benefit plans (9)	—	766	902	1,037	1,192

Total stockholders’ equity	$32,727	$46,009	$48,655	$51,302	$54,345

Total tangible stockholders’ equity	$32,727	$46,009	$48,655	$51,302	$54,345

Pro forma shares of common stock outstanding:
Shares offered for sale	—	1,720,400	2,024,400	2,327,600	2,676,740
Shares issued to charitable foundation	—	39,100	46,000	52,900	60,835
Shares issued to First Seacoast Bancorp, MHC	—	2,150,500	2,530,000	2,909,500	3,345,925
Total shares outstanding	—	3,910,000	4,600,000	5,290,000	6,083,500
Total stockholders’ equity as a percentage of pro forma total assets	8.45%	11.49%	12.07%	12.65%	13.30%
Total stockholders’ tangible equity as a percentage of pro forma total assets	8.45%	11.49%	12.07%	12.65%	13.30%

(1)

As adjusted to give effect to a 15% increase in the number of shares of common stock outstanding after the offering, which could occur due to an increase in the maximum of the independent valuation to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(2)	Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the offering. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(footnotes continued on following page)

(3)

Does not reflect any repayment of short-term borrowings. Federal Savings Bank intends to use an undetermined portion of the proceeds received from the offering to repay Federal Home Loan Bank borrowings, which it may do without incurring prepayment penalties.

(4)

The sum of the par value and additional paid-in capital equals the net offering proceeds. No effect has been given to the issuance of additional shares of common stock pursuant to stock options under one or more stock-based benefit plans that First Seacoast Bancorp expects to adopt. The plan of reorganization permits First Seacoast Bancorp to adopt one or more stock benefit plans, subject to stockholder approval, in an amount up to 25% of the shares of common stock held by persons other than First Seacoast Bancorp, MHC.

(5)	The retained earnings of Federal Savings Bank will be substantially restricted after the offering. See “Regulation and Supervision—Federal Banking Regulation—Capital Distributions.”
(6)

Represents the expense of the contribution to the charitable foundation based on a 23.5% tax rate. The realization of the deferred tax benefit is limited annually to a maximum deduction for charitable donations equal to 10% of our annual taxable income, subject to our ability to carry forward any unused portion of the deduction for five years following the year in which the contribution is made.

(7)	Pro forma stockholders’ equity reflects a $100,000 initial capitalization of First Seacoast Bancorp, MHC.
(8)

Assumes that 3.92% of the shares of common stock outstanding following the reorganization and offering (including shares issued to First Seacoast Bancorp, MHC and shares contributed to the charitable foundation) will be purchased by the employee stock ownership plan at a price of $10.00 per share and that the funds used to acquire the employee stock ownership plan shares will be borrowed from First Seacoast Bancorp and will represent unearned compensation, reflected as a reduction of capital. The common stock acquired by the employee stock ownership plan is reflected as a reduction of stockholders’ equity. Federal Savings Bank will provide the funds to repay the employee stock ownership plan loan. See “Management—Benefit Plans and Agreements.”

(9)

Assumes that after the offering, 1.96% of the shares of common stock issued in the reorganization and offering (including shares of common stock issued to First Seacoast Bancorp, MHC and shares contributed to the charitable foundation) are purchased by First Seacoast Bancorp for stock awards under a stock-based benefit plan in the open market. The shares of common stock to be purchased by First Seacoast Bancorp for the stock-based benefit plan are reflected as a reduction of stockholders’ equity. See “Pro Forma Data” and “Management.” The plan of reorganization permits First Seacoast Bancorp to adopt a stock-based benefit plan that awards stock or stock options, in an aggregate amount up to 25% of the shares of common stock held by persons other than First Seacoast Bancorp, MHC. The stock-based benefit plan will not be implemented for at least six months after the reorganization and offering and until it has been approved by stockholders.

PRO FORMA DATA

The following tables summarize historical data of Federal Savings Bank and pro forma data of First Seacoast Bancorp at and for the year ended December 31, 2018. This information is based on assumptions set forth below and in the following table and related footnotes, and should not be used as a basis for projections of market value of the shares of common stock following the reorganization and offering.

The net proceeds disclosed in the tables are based upon the following assumptions:

•

our employee stock ownership plan will purchase an amount of shares equal to 3.92% of our outstanding shares, including shares held by First Seacoast Bancorp, MHC and shares contributed to the charitable foundation, with a loan from First Seacoast Bancorp. The loan will be repaid in substantially equal principal payments over a period of 20 years. Interest income that we earn on the loan will offset the interest paid by Federal Savings Bank; and

•	expenses of the offering, including fees and expenses to be paid to KBW, will be $1.5 million.

We calculated the pro forma consolidated net income of First Seacoast Bancorp for the year as if the shares of common stock had been sold at the beginning of the year and the net proceeds had been invested at 2.51% (1.92% on an after-tax basis), which is equal to the yield on the five-year U.S. Treasury Note as of December 31, 2018. In light of current interest rates, we consider this rate to more accurately reflect the pro forma reinvestment rate than the arithmetic average method, which assumes reinvestment of the net proceeds at a rate equal to the average of the yield on interest-earning assets and the cost of deposits for those periods.

We further believe that the reinvestment rate is factually supportable because:

•	the yield on the U.S. Treasury Note can be determined and/or estimated from third-party sources; and

•	we believe that U.S. Treasury securities are not subject to credit losses due to a U.S. Government guarantee of payment of principal and interest.

We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of net income and stockholders’ equity by the indicated number of shares of common stock. For pro forma calculations, we adjusted these figures to give effect to the shares of common stock purchased by the employee stock ownership plan. We computed per share amounts for each period as if the common stock was outstanding at the beginning of the periods, but we did not adjust per share historical or pro forma stockholders’ equity to reflect the earnings on the estimated net proceeds.

The pro forma tables give effect to the implementation of one or more stock-based benefit plans. We have assumed that the stock-based benefit plans will acquire an amount of common stock equal to 1.96% of our outstanding shares of common stock (including shares issued to First Seacoast Bancorp, MHC and shares contributed to the charitable foundation) at the same price for which they were sold in the offering. We assume that shares of common stock are granted under the plan in awards that vest over a five-year period. The plan of reorganization provides that we may grant awards of restricted stock under one or more stock-based benefit plans in an aggregate amount up to 25% of the shares of common stock held by persons other than First Seacoast Bancorp, MHC.

We have also assumed that the stock-based benefit plans will grant options to acquire common stock equal to 4.90% of our outstanding shares of common stock (including shares of common stock issued to First Seacoast Bancorp, MHC and shares contributed to the charitable foundation). In preparing the following tables, we also assumed that stockholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of ten years and vested over five years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $2.65 for each option. In addition to the terms of the options described above, the Black-Scholes option pricing model incorporated an estimated volatility rate of 9.82% for the common stock based on an index of publicly traded thrifts, no dividend yield, an expected option life of 10 years and a risk-free interest rate of 2.69%. The plan of reorganization provides that we may grant awards of stock or options under one or more stock benefit plans in an amount up to 25% of the shares of common stock held by persons other than First Seacoast Bancorp, MHC.

As disclosed under “How We Intend to Use the Proceeds from the Offering,” First Seacoast Bancorp intends to contribute 50% of the net proceeds from the offering to Federal Savings Bank. First Seacoast Bancorp will contribute $100,000 to First Seacoast Bancorp, MHC and $150,000 to the new charitable foundation and will retain the remainder of the net proceeds from the offering. First Seacoast Bancorp will use a portion of the proceeds it retains for the purpose of making a loan to the employee stock ownership plan and retain the rest of the proceeds for future use.

The pro forma table does not give effect to:

•	withdrawals from deposit accounts for the purpose of purchasing shares of common stock in the offering;

•	First Seacoast Bancorp’s results of operations after the offering;

•	increased fees and expenses that we would pay KBW and other broker-dealers if we conducted a syndicated offering; or

•	changes in the market price of the shares of common stock after the offering.

The following pro forma information may not represent the financial effects of the offering at the date on which the offering actually occurs and you should not use the tables to indicate future results of operations. Pro forma stockholders’ equity represents the difference between the stated amounts of assets and liabilities of First Seacoast Bancorp, computed in accordance with U.S. GAAP. We did not increase or decrease stockholders’ equity to reflect the difference between the carrying value of loans and other assets and their market value. Pro forma stockholders’ equity is not intended to represent the fair market value of the common stock, and may be different than the amounts that would be available for distribution to stockholders if we were liquidated. Pro forma stockholders’ equity does not give effect to the impact of tax bad debt reserves in the event we were to be liquidated.

At or For the Year Ended December 31, 2018 Based Upon the Sale at $10.00 Per Share of:
1,720,400 Shares at Minimum of Offering Range	2,024,000 Shares at Midpoint of Offering Range	2,327,600 Shares at Maximum of Offering Range	2,676,740 Shares at Adjusted Maximum of Offering Range (1)
(Dollars in thousands, except per share amounts)
Gross proceeds of the offering	$17,204	$20,240	$23,276	$26,767
Market value of shares issued to charitable foundation	391	460	529	608
Market value of shares issued to First Seacoast Bancorp, MHC	21,505	25,300	29,095	33,459

Market value of First Seacoast Bancorp	$39,100	$46,000	$52,900	$60,835

Gross proceeds of the offering	$17,204	$20,240	$23,276	$26,767
Estimated expenses	(1,500)	(1,500)	(1,500)	(1,500)

Estimated net proceeds	15,704	18,740	21,776	25,267
First Seacoast Bancorp, MHC capitalization	(100)	(100)	(100)	(100)
Cash contribution to charitable foundation	(150)	(150)	(150)	(150)
Common stock acquired by employee stock ownership plan (2)	(1,533)	(1,803)	(2,074)	(2,385)
Common stock acquired by stock-based benefit plans (3)	(766)	(902)	(1,037)	(1,192)

Estimated net proceeds as adjusted	$13,155	$15,785	$18,415	$21,440

For the year ended December 31, 2018
Consolidated net income:
Historical (4)	$1,081	$1,081	$1,081	$1,081
Income on adjusted net proceeds	253	303	354	412
Employee stock ownership plan (2)	(59)	(69)	(79)	(91)
Shares granted under stock-based benefit plans (3)	(117)	(138)	(159)	(182)
Options granted under stock-based benefit plans (5)	(96)	(112)	(129)	(149)

Pro forma net income	$1,062	$1,065	$1,068	$1,071

Earnings per share:
Historical	$0.29	$0.24	$0.21	$0.18
Income on net proceeds	0.07	0.07	0.07	0.07
Employee stock ownership plan (2)	(0.02)	(0.02)	(0.02)	(0.02)
Shares granted under stock-based benefit plans (3)	(0.03)	(0.03)	(0.03)	(0.03)
Options granted under stock-based benefit plans (5)	(0.03)	(0.02)	(0.02)	(0.02)

Pro forma earnings per share	$0.28	$0.24	$0.21	$0.18

Offering price to pro forma earnings per share	35.71	x	41.67	x	47.62	x	55.56	x
Number of shares used in earnings per share calculations (2)	3,764,391	4,428,696	5,093,000	5,856,950

At December 31, 2018
Stockholders’ equity:
Historical (4)	$32,727	$32,727	$32,727	$32,727
Estimated net proceeds	15,704	18,740	21,776	25,267
Capitalization of First Seacoast Bancorp, MHC	(100)	(100)	(100)	(100)
Stock contribution to charitable foundation	391	460	529	608
After tax cost of charitable foundation	(414)	(467)	(519)	(580)
Common stock acquired by employee stock ownership plan (2)	(1,533)	(1,803)	(2,074)	(2,385)
Common stock acquired by stock-based benefit plans (3)	(766)	(902)	(1,037)	(1,192)

Pro forma stockholders’ equity (6)	$46,009	$48,655	$51,302	$54,345

Pro forma tangible stockholders’ equity	$46,009	$48,655	$51,302	$54,345

Stockholders’ equity per share:
Historical	$8.37	$7.12	$6.19	$5.38
Estimated net proceeds	4.02	4.07	4.12	4.15
Capitalization of First Seacoast Bancorp, MHC	(0.02)	(0.02)	(0.02)	(0.02)
Shares issued to charitable foundation	0.10	0.10	0.10	0.10
After tax cost of charitable foundation	(0.11)	(0.10)	(0.10)	(0.09)
Common stock acquired by employee stock ownership plan (2)	(0.39)	(0.39)	(0.39)	(0.39)
Common stock acquired by stock-based benefit plans (3)	(0.20)	(0.20)	(0.20)	(0.20)

Pro forma stockholders’ equity per share (3)(6)	$11.77	$10.58	$9.70	$8.93

Pro forma tangible stockholders’ equity per share	$11.77	$10.58	$9.70	$8.93

Offering price as a percentage of pro forma stockholders’ equity per share	84.96%	94.52%	103.09%	111.98%
Offering price as a percentage of pro forma tangible stockholders’ equity per share	84.96%	94.52%	103.09%	111.98%
Number of shares outstanding for pro forma equity per share calculations	3,910,000	4,600,000	5,290,000	6,083,500

(footnotes begin on following page)

(1)

As adjusted to give effect to a 15% increase in the number of shares outstanding after the offering, which could occur due to an increase in the maximum of the independent valuation as a result of demand for the shares or changes in market conditions following the commencement of the offering.

(2)

It is assumed that 3.92% of the shares outstanding following the offering will be purchased in the offering by the employee stock ownership plan at a price of $10.00 per share. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the employee stock ownership plan from First Seacoast Bancorp. The amount to be borrowed is reflected as a reduction of stockholders’ equity. Federal Savings Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. Federal Savings Bank’s total annual payment of the employee stock ownership plan debt is based upon 20 equal annual installments of principal and interest. The pro forma net earnings information makes the following assumptions: (i) Federal Savings Bank’s contribution to the employee stock ownership plan is equivalent to the debt service requirement for the period presented and was made at the end of the period; (ii) the employee stock ownership plan acquires 153,272, 180,320, 207,368 and 238,473 shares, respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range; (iii) 7,663, 9,016, 10,368 and 11,923 shares, respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range (based on a 20-year loan term), were committed to be released during the year ended December 31, 2018 at an average fair value equal to the price for which the shares are sold in the offering; and (iv) only the employee stock ownership plan shares committed to be released were considered outstanding for purposes of the net earnings per share calculations, resulting in a reduction from total outstanding shares (which is also the number of shares outstanding for pro forma equity per share calculations) of 145,609, 171,304, 197,000 and 226,550 shares, respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range, to determine the number of shares outstanding for earnings per share calculations.

(3)

Gives effect to one or more stock-based benefit plans expected to be adopted following the offering. We have assumed that these plans acquire a number of shares of common stock equal to 1.96% of the shares issued in the reorganization and offering (including shares issued to First Seacoast Bancorp, MHC and contributed to the charitable foundation) either through open market purchases or from authorized but unissued shares of common stock or treasury stock of First Seacoast Bancorp, if any. Funds used by the stock-based benefit plans to purchase the shares will be contributed to the plan by First Seacoast Bancorp. In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the shares were acquired by the plan in open market purchases at the beginning of the year presented for a purchase price equal to the price for which the shares are sold in the offering, and that 20% of the amount contributed was an amortized expense (based upon a five-year vesting period) during the year ended December 31, 2018. The actual purchase price of the shares granted under the stock-based benefit plans may not be equal to the subscription price of $10.00 per share. If shares are acquired from the issuance of authorized but unissued shares of common stock of First Seacoast Bancorp, there would be a dilutive effect of up to 1.93% on the ownership interest of persons who purchase common stock in the offering. The above table shows pro forma net income per share and pro forma stockholders’ equity per share, assuming all the shares to fund the stock-based benefit plans are obtained from authorized but unissued shares.

(4)	Derived from Federal Savings Bank’s audited December 31, 2018 consolidated financial statements included elsewhere in this prospectus.
(5)

Gives effect to one or more stock-based benefit plans expected to be adopted following the offering. We have assumed that options will be granted to acquire common stock equal to 4.90% of the shares of common stock issued in the reorganization and offering (including shares of common stock issued to First Seacoast Bancorp, MHC and shares of common stock contributed to the charitable foundation). In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the stock at the date of grant were $10.00 per share, the estimated grant-date fair value pursuant to the application of the Black-Scholes option pricing model was $2.65 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 23.5%. Under the above assumptions, the adoption of stock-based benefit plans will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. The actual exercise price of the stock options may not be equal to the $10.00 price per share. If a portion of the shares issued to satisfy the exercise of options under stock-based benefit plans are obtained from the issuance of authorized but unissued shares, our net income per share and stockholders’ equity per share will decrease. This will also have a dilutive effect of up to 4.67% on the ownership interest of persons who purchase common stock in the offering.

(6)	The retained earnings of Federal Savings Bank will continue to be substantially restricted after the offering. See “Regulation and Supervision—Federal Banking Regulation.”

COMPARISON OF VALUATION AND PRO FORMA INFORMATION WITH AND WITHOUT THE CHARITABLE FOUNDATION

As reflected in the table below, if the charitable foundation is not established and funded in connection with the reorganization and offering, a greater number of shares of common stock would be sold in the offering. At the minimum, midpoint, maximum, and adjusted maximum of the valuation range, the amount of the stock sold in the offering is $17.2 million, $20.2 million, $23.3 million and $26.8 million, respectively, with the charitable foundation, as compared to $17.6 million, $20.7 million, $23.8 million and $27.4 million, respectively, without the charitable foundation. However, due to the size of the contribution to the charitable foundation, Feldman determined that the additional capital that would be received, assuming the offering occurs without the charitable foundation, was immaterial to the pro forma valuation; and accordingly, the valuation is unchanged with or without the charitable foundation.

For comparative purposes only, set forth below are certain pricing ratios, financial data and ratios at and for the year ended December 31, 2018, at the minimum, midpoint, maximum, and adjusted maximum of the offering range, assuming the offering was completed at the beginning of the period, with and without the charitable foundation.

	Minimum of Offering Range				Midpoint of Offering Range				Maximum of Offering Range				Adjusted Maximum of Offering Range
	With Foundation		Without Foundation		With Foundation		Without Foundation		With Foundation		Without Foundation		With Foundation		Without Foundation
	(Dollars in thousands, except per share amounts)
Estimated offering amount	$17,204		$17,595		$20,240		$20,700		$23,276		$23,805		$26,767		$27,376
Pro forma market capitalization	39,100		39,100		46,000		46,000		52,900		52,900		60,835		60,835
Pro forma total assets	400,396		400,810		403,042		403,509		405,689		406,208		408,732		409,312
Pro forma total liabilities	354,387		354,387		354,387		354,387		354,387		354,387		354,387		354,387
Pro forma stockholders’ equity	46,009		46,423		48,655		49,122		51,302		51,821		54,345		54,925
Pro forma net income (1)	1,062		1,072		1,065		1,077		1,068		1,081		1,071		1,086
Pro forma stockholders’ equity per share	$11.77		$11.87		$10.58		$10.68		$9.70		$9.80		$8.93		$9.03
Pro forma net income per share	$0.28		$0.28		$0.24		$0.24		$0.21		$0.21		$0.18		$0.19
Pro forma pricing ratios:
Offering price as a percentage of pro forma stockholders’ equity per share	84.96%		84.25%		94.52%		93.63%		103.09%		102.04%		111.98%		110.74%
Offering price to pro forma net income per share	35.71	x	35.71	x	41.67	x	41.67	x	47.62	x	47.62	x	55.56	x	52.63	x
Offering price to pro forma assets per share	9.77%		9.76%		11.41%		11.40%		13.04%		13.02%		14.88%		14.86%
Pro forma financial ratios:
Return on assets	0.27%		0.27%		0.26%		0.27%		0.26%		0.27%		0.26%		0.27%
Return on equity	2.31%		2.31%		2.19%		2.19%		2.08%		2.09%		1.97%		1.98%
Equity to assets	11.49%		11.58%		12.07%		12.17%		12.65%		12.76%		13.30%		13.42%

(footnote on following page)

(1)

The following table shows the estimated after-tax expense associated with the contribution to the charitable foundation, as well as pro forma net income, pro forma net income per share, pro forma income on assets and pro forma income on stockholders’ equity assuming the contribution to the charitable foundation was expensed during the year ended December 31, 2018.

	Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		Adjusted Maximum of Offering Range
After-tax expense of stock and cash contribution to charitable foundation	$414		$467		$519		$580
Pro forma net income	$648		$598		$549		$491
Pro forma net income per share	$0.17		$0.14		$0.11		$0.08
Offering price to pro forma net income per share	58.82	x	71.43	x	90.91	x	125.00	x
Pro forma income as a percentage of assets	0.16%		0.15%		0.14%		0.12%
Pro forma income as a percentage of stockholders’ equity	1.41%		1.23%		1.07%		0.90%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FEDERAL SAVINGS BANK

This discussion and analysis reflects our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the audited consolidated financial statements, which appear beginning on page F-1 of this prospectus. You should read the information in this section in conjunction with the business and financial information regarding Federal Savings Bank provided in this prospectus.

Overview

Originally chartered in 1890, Federal Savings Bank is a federally-chartered mutual savings bank headquartered in Dover, New Hampshire. Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings from the Federal Home Loan Bank, in one- to four-family residential real estate loans, commercial real estate and multi-family loans, acquisition, development and land loans, commercial and industrial loans, home equity loans and lines of credit, and consumer loans. In recent years, we have increased our focus, consistent with what we believe to be conservative underwriting standards, on originating higher yielding commercial real estate and commercial and industrial loans, and we intend to continue that focus after the reorganization and offering.

To reflect our ongoing commitment and focus on the region we have proudly served since 1890, we intend to change our name to “First Seacoast Bank” in connection with the reorganization and offering. We believe this new name will enhance our brand and market visibility and associate us by name with the New Hampshire Seacoast region which we serve and consider to be our primary market area.

We conduct our operations from four full-service banking offices in Strafford County, New Hampshire, and one full-service banking office in Rockingham County, New Hampshire. We consider our primary lending market area to be Strafford and Rockingham Counties in New Hampshire and York County in southern Maine.

At December 31, 2018, we had total assets of $387.1 million, total deposits of $274.4 million and total equity capital of $32.7 million. We had net income of $1.1 million for the year ended December 31, 2018.

Federal Savings Bank is subject to comprehensive regulation and examination by its primary federal regulator, the Office of the Comptroller of the Currency.

Federal Savings Bank’s main office is located at 633 Central Avenue, Dover, New Hampshire 03820, and our telephone number at this address is (603) 742-4680. Our website address is www.fsbdover.com. Information on our website is not and should not be considered a part of this prospectus.

Business Strategy

We believe we enjoy a strong, positive reputation among our customers and in our market area. We believe our pending name change to “First Seacoast Bank” will enhance our brand and market visibility and associate us by name with the market area and communities we serve. As a community-oriented financial institution, we focus on serving the financial needs of local individuals and businesses by executing a safe and sound, service-oriented business strategy that seeks to produce earnings that increase over time and can be reinvested in our business and communities.

Our current business strategy consists of the following:

•

Grow our balance sheet, leverage existing infrastructure, and improve profitability and operating efficiency. Given our existing infrastructure and capabilities, we believe we are well-positioned to grow without a proportional increase in overhead expense or operating risk. In recent years, we have assembled an experienced management team and selectively hired lending, business development and support staff. Our operations benefit from established marketing, information technology, and audit and compliance departments. Additionally, we have invested in Internet banking capabilities, and introduced a mobile banking application. We have also continued to invest in our existing branch office network and have renovated all branch offices within the past five years. This investment in infrastructure is reflected in our efficiency ratio of 89.64% for the year ended December 31, 2018. The stock offering will provide us with funds to increase our lending and investment on a managed basis, which we expect will increase our earnings and improve our operating efficiency.

•

Grow our loan portfolio and increase commercial real estate and commercial and industrial lending. Historically, our principal business activity has been the origination of one- to four-family residential mortgage loans. In recent years we have sought to supplement these originations by focusing on originating higher yielding commercial real estate loans (including owner-occupied and non-owner-occupied commercial real estate and multi-family loans), construction loans, commercial and industrial loans, and home equity loans and lines of credit. We intend to remain as a residential mortgage lender in our market area while increasing our focus on originating commercial real estate and commercial and industrial loans. The capital we are raising in the offering will increase our legal lending limits, which will enable us to originate larger loans for our portfolio to new and existing customers and reduce our need to participate with other lenders to originate larger loans.

•

Maintain strong asset quality and manage credit risk. Strong asset quality is a key to the long-term financial success of any financial institution. We have been successful in maintaining strong asset quality in recent years. Our ratio of nonperforming assets to total assets was 0.02%, 0.33%, 0.06%, 0.11% and 0.20% at December 31, 2018, 2017, 2016, 2015 and 2014, respectively. We attribute this historical credit quality to a conservative credit culture and an effective credit risk management environment. We have an experienced team of credit professionals, well-defined and implemented credit policies and procedures, what we believe to be conservative loan underwriting criteria, and active credit monitoring policies and procedures.

•

Increase core deposits and reduce reliance on higher cost borrowings. Deposits are our primary source of funds for lending and investment. Core deposits (which we define as all deposits except for certificates of deposit), particularly non-interest-bearing demand deposits, represent a low-cost, stable source of funds. Core deposits were 77.2% of our total deposits at December 31, 2018. However, we also have to rely on higher cost Federal Home Loan Bank of Boston borrowings as a supplemental funding source as indicated by our high loan-to-deposit ratio. At December 31, 2018, our ratio of net loans to deposits was 116.1% and our Federal Home Loan Bank of Boston borrowings totaled $75.7 million. We intend to use a portion of the net offering proceeds to repay our Federal Home Loan Bank of Boston borrowings, which we may do without incurring prepayment penalties. In addition, we intend to continue to focus on expanding core deposits by leveraging our business development officers and commercial lending and retail relationships.

•

Grow organically and through opportunistic acquisitions or de novo branching. Our primary intention is to grow our balance sheet organically, and the capital we are raising in the offering will enable us to increase our lending and investment capacity. As a local independent bank, we believe we will have opportunities to gain market share from customer fallout resulting from the consolidation of competing financial institutions in our market area into larger, out-of-market acquirers. In addition to organic growth, we may also consider expansion opportunities in our market area or in contiguous markets that we believe would enhance both our franchise value and stockholder returns. These opportunities may include establishing loan production offices, establishing new, or de novo, branch offices and/or acquiring branch offices, and the capital we are raising in the offering would help us fund any such opportunities that may arise. We have no current plans or intentions regarding any such expansion plans.

These strategies are intended to guide our investment of the net proceeds of the offering. We intend to continue to pursue our business strategy after the reorganization and offering, subject to changes necessitated by future market conditions, regulatory restrictions and other factors.

Anticipated Increase in Non-interest Expense

Following the completion of the reorganization and offering, our non-interest expense is expected to increase. We may also record increased compensation expenses associated with the purchase of shares of common stock by our employee stock ownership plan and the possible implementation of a stock-based benefit plan, if approved by our stockholders, no earlier than six months after the completion of the reorganization. For further information, see “Summary—Our Officers, Directors and Employees Will Receive Additional Benefits and Compensation After the Reorganization and Offering;” “Risk Factors—Risks Related to the Offering—Our stock-based benefit plans will increase our costs, which will reduce our net income;” and “Management—Benefit Plans and Agreements.”

Our non-interest expense will increase as a result of our contribution of cash and shares of common stock to the new charitable foundation, and as a result of the increased reporting and other costs associated with operating as a public company as we may be required to expand our accounting staff and expand our internal audit and risk management functions, and/or engage outside consultants to provide these services for us until qualified personnel are hired. For further information, see “Summary—Our Contribution of Cash and Shares of Common Stock to First Seacoast Community Foundation, Inc.,” “Risk Factors—Risks Related to Our Business—The cost of additional finance and accounting systems, procedures, compliance and controls in order to satisfy our new public company reporting requirements will increase our expenses” and “—Risks Related to the Charitable Foundation—The contribution to the charitable foundation will dilute your ownership interest and adversely affect net income in 2019,” and “First Seacoast Community Foundation, Inc.”

Our non-interest expense will also increase as a result of our name change to “First Seacoast Bank.” We will incur expenses to change signage and make other operational changes to reflect the new name, and to promote the new name. We estimate that we will spend approximately $334,000 in 2019 and $100,000 in 2020 on expenses associated with the name change, including new signage, new website and mobile banking designs, reissuance of debit/ATM cards, and new office materials.

Critical Accounting Policies

The discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which are prepared in conformity with generally accepted accounting principles used in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policies discussed below to be critical accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

Our critical accounting policies involve the calculation of the allowance for loan losses and the measurement of the fair value of financial instruments. A detailed description of these critical accounting policies can be found in Notes 1 and 15, respectively, to our consolidated financial statements beginning on page F-1 of this prospectus.

Emerging Growth Company Status

Under the JOBS Act, a company with total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year qualifies as an “emerging growth company.” First Seacoast Bancorp qualifies as an emerging growth company under the JOBS Act.

An “emerging growth company” may choose not to hold non-binding advisory stockholder votes on annual executive compensation (more frequently referred to as “say-on-pay” votes) or on executive compensation payable in connection with a merger (more frequently referred to as “say-on-golden parachute” votes). An emerging growth company also is not subject to the requirement that its auditors attest to the effectiveness of the company’s internal control over financial reporting, and can provide scaled disclosure regarding executive compensation; however, First Seacoast Bancorp will also not be subject to the auditor attestation requirement or additional executive compensation disclosure so long as it remains a “smaller reporting company” under Securities and Exchange Commission regulations (generally less than $250 million of voting and non-voting equity held by non-affiliates). Finally, an emerging growth company may elect to comply with new or amended accounting pronouncements in the same manner as a private company, but must make such election when the company is first required to file a registration statement. Such an election is irrevocable during the period a company is an emerging growth company. The extended transition period is generally one year, although it may vary for any particular accounting pronouncement. The current expected credit losses accounting standard (CECL) carries an extended transition period of two years. We intend to take advantage of the benefits of this extended transition period. Accordingly, our consolidated financial statements may not be comparable to companies that comply with such new or revised accounting standards.

A company loses emerging growth company status on the earlier of: (i) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act of 1933; (iii) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which such company is deemed to be a “large accelerated filer” under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non-voting equity held by non-affiliates).

Comparison of Financial Condition at December 31, 2018 and December 31, 2017

Total Assets. Total assets were $387.1 million as of December 31, 2018, an increase of $27.4 million, or 7.6%, when compared to total assets of $359.7 million at December 31, 2017. The increase was due primarily to increases in securities available-for-sale and net loans.

Cash and Due From Banks. Cash and due from banks increased $239,000, or 4.2%, to $5.9 million at December 31, 2018 from $5.7 million at December 31, 2017. This increase is primarily due to the net increase in deposits offset by purchases of securities available-for-sale and growth in the loan portfolio during the year.

Net Loans. Net loans increased $14.1 million, or 4.6%, to $318.6 million at December 31, 2018 from $304.5 million at December 31, 2017. During the year ended December 31, 2018, we originated $74.9 million of loans, including $25.8 million of one- to four-family residential mortgage loans, $17.4 million of commercial real estate mortgage loans, $18.7 million of acquisition, development and land loans, $8.5 million of commercial and industrial loans, $4.4 million of consumer loans and home equity loans and lines of credit, and $65,000 of multi-family loans. During the year ended December 31, 2018, we had $60.9 million in loan principal repayments.

The largest increases in our loan portfolio were in the one- to four-family residential mortgage loan and commercial real estate mortgage loan portfolios. The increase in these loan portfolios reflects our strategy to grow the balance sheet through originations of one- to four-family residential mortgage loans while also diversifying into higher yielding adjustable-rate commercial real estate loans to improve net margins and manage interest rate risk. We continue to sell selected, conforming 15-year and 30-year fixed rate mortgage loans to the secondary market on a servicing retained basis providing us a recurring source of revenue from loan servicing income and gains on the sale of such loans.

One- to four-family residential mortgage loans increased $13.0 million, or 6.9%, to $202.4 million at December 31, 2018 from $189.4 million at December 31, 2017. Commercial real estate mortgage loans increased $8.3 million to $63.9 million, or 14.9%, from $55.6 million at December 31, 2017. Multi-family loans decreased $388,000 to $4.9 million, or 7.3%, from $5.3 million at December 31, 2017. Commercial and industrial loans increased $3.4 million, or 18.3%, to $22.0 million at December 31, 2018, from $18.6 million at December 31, 2017. Acquisition, development and land loans decreased $9.3 million, or 37.5%, to $15.6 million at December 31, 2018, from $24.9 million at December 31, 2017. Home equity loans and lines of credit decreased $946,000, or 7.8%, to $12.1 million at December 31, 2018 from $11.2 million at December 31, 2017. Consumer loans increased by $76,000, or 5.4%, to $1.5 million at December 31, 2018 from $1.4 million at December 31, 2017.

Available-for-Sale Securities. Available-for-sale securities increased by approximately $10.5 million, or 36.5%, to $39.4 million at December 31, 2018 from $28.9 million at December 31, 2017. This increase is due to 2018 purchases totaling $13.0 million, principal repayments, maturities and calls totaling $379,000, sales totaling $1.6 million and a $345,000 increase in unrealized holding losses within the portfolio.

Deposits. Deposits increased $24.9 million, or 10.0%, to $274.4 million at December 31, 2018 from $249.6 million at December 31, 2017. Core deposits increased $17.7 million, or 9.1%, to $211.8 million at December 31, 2018 from $194.1 million at December 31, 2017. The primary reason for the increase was an increase of $18.5 million in money market deposits. Certificates of deposit increased $7.2 million, or 12.9%, to $62.6 million at December 31, 2018 from $55.5 million at December 31, 2017. At December 31, 2018 and 2017, we had no brokered deposits.

Total Equity Capital. Total equity capital increased $829,000, or 2.6%, to $32.7 million at December 31, 2018 from $31.9 million at December 31, 2017. This increase was due to net income of $1.1 million for the year ended December 31, 2018, partially offset by other comprehensive loss of $252,000 related to net changes in unrealized holding gains/losses in the available-for-sale securities portfolio.

Comparison of Operating Results for the Years Ended December 31, 2018 and December 31, 2017

Net Income. Net income was $1.1 million for the year ended December 31, 2018, compared to net income of $912,000 for the year ended December 31, 2017, an increase of $169,000, or 18.5%. The increase was due to a $499,000 increase in net interest income after provision for loan losses and a $469,000 decrease in the provision for income taxes, due to the enactment of the Tax Cuts and Jobs Act on December 22, 2017, which reduced the federal corporate income tax rate from 34% to 21% for tax years beginning after December 31, 2017. These increases were partially offset by a decrease in non-interest income of $265,000 and a $534,000 increase in non-interest expense during the year ended December 31, 2018.

Interest and Dividend Income. Interest and dividend income increased $1.7 million, or 13.2%, to $14.3 million for the year ended December 31, 2018 from $12.6 million for the year ended December 31, 2017. This increase was due to a $1.3 million increase in interest and fees on loans, primarily due to an increase of $23.6 million in the average balance of the loan portfolio to $314.8 million for the year ended December 31, 2018 from $291.2 million for the year ended December 31, 2017, and a $341,000 increase in interest and dividend income on investments, or 36.5%, to $1.3 million for the year ended December 31, 2018 from $934,000 for the year ended December 31, 2017. The weighted average yield for the loan portfolio increased by twelve basis points from 4.01% for the year ended December 31, 2017 to 4.13% for the year ended December 31, 2018. The weighted average yield for the investment portfolio increased to 2.55% for the year ended December 31, 2018 from 2.18% for the year ended December 31, 2017.

Average interest-earning assets increased $28.4 million, to $363.1 million for the year ended December 31, 2018 from $334.8 million for the year ended December 31, 2017. The yield on interest earning-assets increased 17 basis points to 3.93% for the year ended December 31, 2018 from 3.76% for the year ended December 31, 2017.

Interest Expense. Total interest expense increased $1.3 million, or 72.7%, to $3.1 million for the year ended December 31, 2018 from $1.8 million for the year ended December 31, 2017. Interest expense on deposit accounts increased $533,000, or 45.9%, to $1.7 million for the year ended December 31, 2018 from $1.2 million for the year ended December 31, 2017. The increase was primarily due to an increase in the average balance of interest-bearing deposits to $214.4 million for the year ended December 31, 2018 from $200.7 million for the year ended December 31, 2017, an increase of $13.7 million, or 6.8%, and an increase in the weighted average rate to 0.79% for the year ended December 31, 2018 from 0.58% for the year ended December 31, 2017.

Interest expense on Federal Home Loan Bank advances increased $792,000, or 120.0%, to $1.5 million for the year ended December 31, 2018 from $660,000 for the year ended December 31, 2017. The average balance increased $13.4 million, or 22.5%, to $73.0 million for the year ended December 31, 2018 from $59.6 million for the year ended December 31, 2017. The increase in the average balance of Federal Home Loan Bank advances is due primarily to management utilizing advances as a funding source for loan originations. The weighted average rate of borrowings increased to 1.99% for the year ended December 31, 2018 from 1.11% for the year ended December 31, 2017.

Net Interest Income. Net interest income increased $339,000, or 3.1%, to $11.1 million for the year ended December 31, 2018 from $10.8 million for the year ended December 31, 2017. This increase was due to an increase in the balance of interest-earning assets during the year ended December 31, 2018, partially offset by a decrease in the interest rate spread to 2.84% for the year ended December 31, 2018 from 3.07% for the year ended December 31, 2017 and a decrease in the net interest margin to 3.06% for the year ended December 31, 2018 from 3.22% for the year ended December 31, 2017. The decrease in the interest rate spread and the net interest margin was primarily due to the increase in the average balance of our interest-bearing liabilities to $289.3 million for the year ended December 31, 2018 from $262.0 million for the year ended December 31, 2017 and an increase in the weighted average rate paid on interest-bearing liabilities to 1.09% for the year ended December 31, 2018 from 0.69% for the year ended December 31, 2017. This decrease was partially offset by an increase in the average balances and yields on interest-bearing assets.

Provision for Loan Losses. Based on management’s analysis of the allowance for loan losses, we did not record a provision for loan losses for the year ended December 31, 2018, compared to a provision for loan losses of $160,000 for the year ended December 31, 2017. The decrease in the provision for the year ended December 31, 2018 was primarily due to the decrease in non-accrual loans to $68,000 at December 31, 2018 from $1.2 million at December 31, 2017.

Non-Interest Income. Non-interest income decreased $265,000, or 14.6%, to $1.5 million for the year ended December 31, 2018 compared to $1.8 million for the year ended December 31, 2017. The decrease in non-interest income during the year ended December 31, 2018 was primarily due to a $179,000 decrease in securities gains, a $101,000 decrease in loan servicing fee income, and a $59,000 decrease in other income, primarily reflecting a decrease in the fair value of our mortgage servicing intangible asset during the year ended December 31, 2018. In addition, gain on sale of loans decreased $50,000, reflecting a reduction in loans originated for sale, as refinancing activity has declined over the last year consistent with the rise in market interest rates. These decreases were partially offset by increases in customer service fees of $65,000 and investment service fees of $55,000 during the year ended December 31, 2018.

Non-Interest Expense. Non-interest expense increased $534,000, or 4.9%, to $11.4 million for the year ended December 31, 2018 from $10.8 million for the year ended December 31, 2017. The increase was due primarily to a $320,000, or 5.0%, increase in salaries and employee benefits and director compensation fees, a $71,000, or 14.8%, increase in advertising costs and a $111,000, or 11.6%, increase in technology expenses. The increase in salaries and benefits in 2018 was due to new hires to fill a number of vacant positions, as well as normal salary increases and an increase in the cost of medical insurance benefits. The increase in technology expenses was primarily due to $160,000 of expenses incurred to remediate the cybersecurity incident that we experienced in 2018, partially offset by a $100,000 reduction in data processing fees as a result of a new core processing contract.

Income Taxes. The provision for income taxes decreased by $468,000, or 66.8%, to $232,000 for the year ended December 31, 2018 from $701,000 for the year ended December 31, 2017. The effective tax rate was 17.7% and 43.5% for the years ended December 31, 2018 and 2017, respectively. The decrease in the provision for income taxes and effective tax rate was due primarily to the enactment of the Tax Cuts and Jobs Act. At the date this legislation was enacted, we were required to recognize the effects of the change in tax law and rates on our deferred tax assets and liabilities as a charge to income tax expense. As a result, we recognized additional income tax expense of $258,000 in 2017.

Average Balance Sheets

The following tables set forth average balance sheets, average yields and costs, and certain other information at the date and for the years indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are daily average balances. Non-accrual loans are included in the computation of average balances only. The yields set forth below include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense. Loan balances exclude loans held for sale.

	At December 31, 2018	For the Year Ended December 31, 2018
	Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
	(Dollars in thousands)
Interest-earning assets:
Loans	4.05%	$314,788	$12,988	4.13%
Securities	2.22%	34,405	877	2.55%
Other	2.64%	13,942	399	2.86%

Total interest-earning assets	3.80%	363,135	14,264	3.93%
Non-interest-earning assets		11,671

Total assets		$374,806

Interest-bearing liabilities:
NOW and demand deposits	0.10%	$59,664	$56	0.09%
Money market deposits	1.20%	53,453	655	1.23%
Retail and commercial savings deposits	0.25%	44,112	117	0.27%
Certificates of deposit	1.38%	57,127	865	1.51%

Total interest-bearing deposits	0.76%	214,356	1,693	0.79%
Borrowings	1.92%	72,996	1,452	1.99%
Other	—	1,971	—	—

Total interest-bearing liabilities	1.06%	289,323	3,145	1.09%

Non-interest-bearing liabilities		53,517

Total liabilities		342,840
Total equity		31,966

Total liabilities and equity		$374,806

Net interest income			$11,119

Net interest rate spread (1)				2.84%
Net interest-earning assets (2)		$73,812

Net interest margin (3)				3.06%
Average interest-earning assets to interest-bearing liabilities		125.51%

(1)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(2)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.

	For the Years Ended December 31,
	2017			2016
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
	(Dollars in thousands)
Interest-earning assets:
Loans	$291,218	$11,666	4.01%	$267,805	$10,861	4.06%
Securities	31,481	687	2.18%	24,229	476	1.96%
Other	12,070	247	2.05%	9,766	152	1.56%

Total interest-earning assets	334,769	12,600	3.76%	301,800	11,489	3.81%
Non-interest-earning assets	11,190			10,164

Total assets	$345,959			$311,964

Interest-bearing liabilities:
NOW and demand deposits	$61,552	$50	0.08%	$57,588	$49	0.09%
Money market deposits	42,693	316	0.74%	41,190	394	0.96%
Retail and commercial savings deposits	40,546	73	0.18%	40,102	61	0.15%
Certificates of deposit	55,948	721	1.29%	57,366	680	1.19%

Total interest-bearing deposits	200,739	1,160	0.58%	196,246	1,184	0.60%
Borrowings	59,574	660	1.11%	34,224	317	0.93%
Other	1,662	—	—	1,514	—	—

Total interest-bearing liabilities	261,975	1,820	0.69%	231,984	1,501	0.65%

Non-interest-bearing liabilities	52,304			49,070

Total liabilities	314,279			281,054
Total equity	31,680			30,910

Total liabilities and equity	$345,959			$311,964

Net interest income		$10,780			$9,988

Net interest rate spread (1)			3.07%			3.16%
Net interest-earning assets (2)	$72,794			$69,816

Net interest margin (3)			3.22%			3.31%
Average interest-earning assets to interest-bearing liabilities	127.79%			130.09%

(1)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(2)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Year Ended December 31, 2018 vs. 2017			Year Ended December 31, 2017 vs. 2016
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate
	(In thousands)
Interest-earning assets:
Loans	$989	$333	$1,322	$940	$(135)	$805
Securities	67	123	190	153	58	211
Other	43	109	152	41	54	95

Total interest-earning assets	1,099	565	1,664	1,134	(23)	1,111

Interest-bearing liabilities:
NOW and demand deposits	(1)	7	6	5	(4)	1
Money market deposits	49	290	339	14	(92)	(78)
Retail and commercial savings deposits	7	37	44	1	11	12
Certificates of deposit	14	130	144	(17)	57	40

Total interest-bearing deposits	69	464	533	3	(28)	(25)
Borrowings	175	617	792	272	71	343

Total interest-bearing liabilities	244	1,081	1,325	275	43	318

Change in net interest income	$855	$(516)	$339	$859	$(66)	$793

Management of Market Risk

General.    The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage our exposure to changes in market interest rates. Accordingly, the board of directors established a management-level Asset/Liability Management Committee (the “ALCO”), which takes responsibility for overseeing the asset/liability management process and related procedures. The ALCO meets on at least a quarterly basis and reviews asset/liability strategies, liquidity positions, alternative funding sources, interest rate risk measurement reports, capital levels and economic trends at both national and local levels. Our interest rate risk position is also monitored quarterly by the board of directors.

We try to manage our interest rate risk to minimize the exposure of our earnings and capital to changes in market interest rates. We have implemented the following strategies to manage our interest rate risk: originating loans with adjustable interest rates; promoting core deposit products; selling a portion of fixed-rate one- to four-family residential real estate loans; maintaining investments as available-for-sale; diversifying our loan portfolio; and strengthening our capital position. By following these strategies, we believe that we are better positioned to react to changes in market interest rates.

Net Portfolio Value Simulation.    We analyze our sensitivity to changes in interest rates through a net portfolio value of equity (“NPV”) model. NPV represents the present value of the expected cash flows from our assets less the present value of the expected cash flows arising from our liabilities adjusted for the value of off-balance sheet contracts. The NPV ratio represents the dollar amount of our NPV divided by the present value of our total assets for a given interest rate scenario. NPV attempts to quantify our economic value using a discounted cash flow methodology while the NPV ratio reflects that value as a form of capital ratio. We estimate what our NPV would be at a specific date. We then calculate what the NPV would be at the same date throughout a series of interest rate scenarios representing immediate and permanent, parallel shifts in the yield curve. We currently calculate NPV under the assumptions that interest rates increase 100, 200, 300 and 400 basis points from current market rates and that interest rates decrease 100 and 200 basis points from current market rates.

The following table presents the estimated changes in our net portfolio value that would result from changes in market interest rates as December 31, 2018. All estimated changes presented in the table are within the policy limits approved by the board of directors.

	Net Portfolio Value (“NPV”)			NPV as Percent of Portfolio Value of Assets
	(Dollars in thousands)
Basis Point (“bp”) Change in Interest Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
400 bp	$25,991	$(13,510)	(34.2)%	7.91%	(257)
300 bp	29,518	(9,983)	(25.3)	8.69	(179)
200 bp	33,037	(6,464)	(16.4)	9.40	(108)
100 bp	36,639	(2,862)	(7.2)	10.06	(42)
0	39,501	—	—	10.48	—
(100) bp	40,789	1,288	3.3	10.48	—
(200) bp	36,747	(2,754)	(7.0)	9.24	(124)

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The above table assumes that the composition of our interest-sensitive assets and liabilities existing at the date indicated remains constant uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our NPV and will differ from actual results.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, proceeds from the sale of loans, and proceeds from maturities of securities. We also rely on borrowings from the Federal Home Loan Bank of Boston as supplemental sources of funds. At December 31, 2018, we had $75.7 million outstanding in advances from the Federal Home Loan Bank of Boston, and the ability to borrow an additional $72.1 million. Additionally, at December 31, 2018, we had an overnight line of credit with the Federal Home Loan Bank of Boston for up to $3.0 million and unsecured Fed Funds borrowing lines of credit with two correspondent banks for up to $5.0 million. At December 31, 2018, there were no outstanding balances under any of these additional credit facilities.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are cash and cash equivalents and available-for-sale investment securities. The levels of these assets are dependent on our operating, financing, lending, and investing activities during any given period.

Our cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. Net cash used in operating activities was $672,000 for the year ended December 31, 2018. Net cash used in investing activities, which consists primarily of disbursements for loan originations and the purchase of investment securities, offset by principal collections on loans, proceeds from the sale of loans and the sale of securities and proceeds from maturing securities and pay downs on securities, was $27.3 million for the year ended December 31, 2018. Net cash provided by financing activities, consisting of activity in deposit accounts and Federal Home Loan Bank advances, was $28.2 million for the year ended December 31, 2018.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Based on our current strategy to increase core deposits and the continued use of Federal Home Loan Bank of Boston advances as well as brokered certificates of deposit as needed, to fund loan growth.

At December 31, 2018, we exceeded all of our regulatory capital requirements. See Note 14 of the notes to our consolidated financial statements beginning on page F-1 of this prospectus. Management is not aware of any conditions or events that would change our category.

The net proceeds of the offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net offering proceeds are used for general corporate purposes, including funding loans. Our financial condition and results of operations will be enhanced by the net offering proceeds, resulting in increased net interest-earning assets and net interest income. However, due to the increase in equity resulting from the net offering proceeds, as well as other factors associated with the offering, our return on equity will be lower immediately following the offering. See “Risk Factors — Risks Related to the Offering — The capital we raise in the offering may negatively impact our return on equity until we can fully implement our business plan. This could negatively affect the trading price of our shares of common stock.”

Off-Balance Sheet Arrangements and Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our potential future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. For additional information, see Note 13 of the notes to our consolidated financial statements beginning on page F-1 of this prospectus.

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include operating leases for premises and equipment, agreements with respect to borrowings and deposits, and agreements with respect to securities.

The following table presents our contractual obligations at December 31, 2018:

		Payments Due by Period
Contractual Obligations	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(In thousands)
Long-term debt obligations	$—	$—	$—	$—	$—
Operating lease obligations	16	16	—	—	—

Total	$16	$16	$—	$—	$—

Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see Note 1 of the notes to our consolidated financial statements beginning on page F-1 of this prospectus.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution’s performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

BUSINESS OF FIRST SEACOAST BANCORP

We have not engaged in any business to date. Upon completion of the reorganization and offering, we will own all of the issued and outstanding common stock of Federal Savings Bank. We intend to retain up to 50% of the net proceeds from the offering. We will contribute $100,000 to First Seacoast Bancorp, MHC. A portion of the net proceeds we retain will be used to make a loan to the Federal Savings Bank employee stock ownership plan to fund the purchase of shares of our common stock by the employee stock ownership plan. Additionally, we intend to contribute $150,000 in cash to First Seacoast Community Foundation, the charitable foundation that we are creating and funding in connection with the reorganization and offering. We intend to invest our capital as discussed in “How We Intend to Use the Proceeds from the Offering.”

In the future, First Seacoast Bancorp, as the holding company of Federal Savings Bank, will be authorized to pursue other business activities permitted by applicable laws and regulations for savings and loan holding companies, which may include the acquisition of banking and financial services companies. We have no plans for any mergers or acquisitions, or other diversification of the activities of First Seacoast Bancorp at the present time.

Our cash flow will depend on earnings from the investment of the net proceeds received in the offering that we retain, and any dividends received from Federal Savings Bank. Initially, First Seacoast Bancorp will neither own nor lease any property, but will instead use the premises, equipment and furniture of Federal Savings Bank. At the present time, we intend to employ only persons who are officers of Federal Savings Bank to serve as officers of First Seacoast Bancorp. We will also use the support staff of Federal Savings Bank from time to time. These persons will not be separately compensated by First Seacoast Bancorp. First Seacoast Bancorp may hire additional employees, as appropriate, to the extent it expands its business in the future. The initial directors of First Seacoast Bancorp will consist of the current directors of Federal Savings Bank. See “Management.”

BUSINESS OF FIRST SEACOAST BANCORP, MHC

First Seacoast Bancorp, MHC will be formed as a federal mutual holding company and will at all times own a majority of the outstanding shares of First Seacoast Bancorp’s common stock. Persons who had membership rights in Federal Savings Bank as of the date of the reorganization will continue to have membership rights; however, these membership rights will be in First Seacoast Bancorp, MHC.

First Seacoast Bancorp, MHC’s principal assets will be the common stock of First Seacoast Bancorp it receives in the reorganization and offering and $100,000 cash in initial capitalization, which will be contributed by First Seacoast Bancorp from the net proceeds of the offering. Presently, it is expected that the only business activity of First Seacoast Bancorp, MHC will be to own a majority of First Seacoast Bancorp’s common stock. First Seacoast Bancorp, MHC will be authorized, however, to engage in any other business activities that are permissible for mutual holding companies under federal law, including investing in loans and securities.

First Seacoast Bancorp, MHC will neither own nor lease any property, but will instead use the premises, equipment and furniture of Federal Savings Bank. It is anticipated that First Seacoast Bancorp, MHC will employ only persons who are officers of Federal Savings Bank to serve as officers of First Seacoast Bancorp, MHC. Those persons will not be separately compensated by First Seacoast Bancorp, MHC. The initial directors of First Seacoast Bancorp, MHC will consist of the current directors of Federal Savings Bank. See “Management.”

BUSINESS OF FEDERAL SAVINGS BANK

General

Originally chartered in 1890, Federal Savings Bank is a federally-chartered mutual savings bank headquartered in Dover, New Hampshire. Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings from the Federal Home Loan Bank, in one- to four-family residential real estate loans, commercial real estate and multi-family loans, acquisition, development and land loans, commercial and industrial loans, home equity loans and lines of credit, and consumer loans. In recent years, we have increased our focus, consistent with what we believe to be conservative underwriting standards, on originating higher yielding commercial real estate and commercial and industrial loans, and we intend to continue that focus after the reorganization and offering.

To reflect our ongoing commitment and focus on the region we have proudly served since 1890, we intend to change our name to “First Seacoast Bank” in connection with the reorganization and offering. We believe this new name will enhance our brand and market visibility and serve to differentiate us as the New Hampshire Seacoast region’s preeminent community bank. We will need to change signage and make other operational changes to reflect the new name, which will increase our noninterest expenses in 2019 and 2020.

We conduct our operations from four full-service banking offices in Strafford County, New Hampshire, and one full-service banking office in Rockingham County, New Hampshire. We consider our primary lending market area to be Strafford and Rockingham Counties in New Hampshire and York County in southern Maine.

At December 31, 2018, we had total assets of $387.1 million, total deposits of $274.4 million and total equity capital of $32.7 million. We had net income of $1.1 million for the year ended December 31, 2018.

Federal Savings Bank is subject to comprehensive regulation and examination by its primary federal regulator, the Office of the Comptroller of the Currency.

Federal Savings Bank’s main office is located at 633 Central Avenue, Dover, New Hampshire 03820, and our telephone number at this address is (603) 742-4680. Our website address is www.fsbdover.com. In conjunction with and following the announcement of our name change, our new website address will be www.firstseacoastbank.com. Information on our website is not and should not be considered a part of this prospectus.

Market Area

We conduct our operations from four full-service banking offices in Strafford County, New Hampshire, and one full-service banking office in Rockingham County, New Hampshire, located in the southeastern part of the state along New Hampshire Seacoast. We consider our primary lending market area to be Strafford and Rockingham Counties in New Hampshire and York County in southern Maine. According to U.S. Census Bureau data, as of July 2017 (the most recent data available), the estimated population was approximately 129,000 in Strafford County, 306,000 in Rockingham County, and 204,000 in York County.

The New Hampshire and southern Maine Seacoast region’s economy is fairly diversified, with employment in education, healthcare, government, services, retail and manufacturing sectors. Our Strafford County branches are located in the cities of Dover, Durham, Barrington and Rochester. Top employment sectors in Strafford County include healthcare, government, education, insurance, retail, and textile manufacturing. Our Rockingham County branch is located in the city of Portsmouth. Top employment sectors in Rockingham County include healthcare, government, insurance, and pharmaceuticals and biotech. Additionally, although we do not have a branch office in York County, Maine, many of our customers work and reside in York County, which is contiguous to Strafford County. Top employment sectors in York County include healthcare, aerospace manufacturing, retail, and education. According to U.S. Bureau of Labor statistics (not seasonally adjusted), as of November 2018 (the most recent data available), the unemployment rate was 1.9% for Strafford County, 2.3% for Rockingham County, and 2.9% for York County, compared to 2.2% for the State of New Hampshire and 3.5% nationwide. Our Dover headquarters are conveniently located approximately 65 miles from Boston and less than 50 miles from each of Manchester, New Hampshire, and Portland, Maine.

Income measures show that Rockingham County is a relatively affluent market, with median household and per capita income measures exceeding the comparable New Hampshire and nationwide measures. Strafford and York Counties income measures also exceeded nationwide measures, but slightly lagged New Hampshire measures. According to U.S. Census Bureau information, median household income from 2013-2017 (the most recent data available) was $67,805 in Strafford County, $85,619 in Rockingham County, and $62,618 in York County, compared to $71,305 for the State of New Hampshire and $57,652 nationwide.

We view the greater Seacoast region as a primary area for growth, in light of its favorable demographic characteristics, such as a growing population in some relatively affluent markets. At the same time, the attractive features of the region have fostered a highly competitive environment for financial service providers.

Competition

We face significant competition within our market both in making loans and attracting deposits. Our market area has a high concentration of financial institutions, including large money center and regional banks, community banks and credit unions. Our competition for loans and deposits comes principally from commercial banks, savings institutions, credit unions, mortgage banking firms, consumer finance companies and, more recently, FinTech companies, both located within our market area and online. We face additional competition for deposits from short-term money market funds, brokerage firms, mutual funds and insurance companies.

Based on FDIC published data as of June 30, 2018 (the latest date for which published information is available), our market share was 11.17% of total deposits in Strafford County, which was the third largest market share of 11 FDIC-insured institutions in Strafford County. Our market share was 0.61% in Rockingham County, which was the sixteenth largest market share of 26 FDIC-insured institutions in Rockingham County.

Lending Activities

Historically, our lending activities have emphasized one- to four-family residential real estate loans, and such loans continue to comprise the largest portion of our loan portfolio. Other areas of lending include commercial real estate loans and multi-family real estate loans, acquisition, development and land loans, commercial and industrial loans, home equity loans and lines of credit, and consumer loans. Subject to market conditions and our asset-liability analysis, we expect to continue to increase our focus on commercial real estate and commercial and industrial loans, in an effort to diversify our overall loan portfolio and increase the overall yield earned on our loans. We compete for loans through offering high quality personalized service, providing convenience and flexibility, providing timely responses on loan applications, and by offering competitive pricing of loan products.

Loan Portfolio Composition. The following table sets forth the composition of the loan portfolio at the dates indicated. At December 31, 2018, we had $56,000 of loans in process.

	At December 31,
	2018		2017		2016		2015		2014
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
One- to four-family residential real estate	$201,759	62.94%	$188,787	61.60%	$163,586	59.61%	$156,334	59.17%	$146,008	58.65%
Commercial real estate	63,853	19.92	55,573	18.13	56,537	20.60	57,619	21.81	55,504	22.30
Acquisition, development and land	15,580	4.86	24,924	8.13	18,026	6.57	14,144	5.35	12,536	5.04
Commercial and industrial	21,990	6.86	18,589	6.06	16,206	5.91	17,241	6.52	14,923	6.00
Home equity lines of credit	11,151	3.48	12,097	3.95	13,830	5.04	11,801	4.47	11,988	4.82
Multi-family	4,927	1.54	5,315	1.73	5,083	1.85	6,082	2.30	7,094	2.85
Consumer	1,295	0.40	1,224	0.40	1,151	0.42	1,010	0.38	853	0.34

Total loans	320,555	100.00%	306,509	100.00%	274,419	100.00%	264,231	100.00%	248,906	100.00%

Net deferred loan costs	866		786		702		585		535
Allowance for losses	(2,806)		(2,804)		(2,677)		(2,731)		(2,793)

Net loans	$318,615		$304,491		$272,444		$262,085		$246,648

Loan Portfolio Maturities. The following tables set forth the contractual maturities of our total loan portfolio at December 31, 2018. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The table presents contractual maturities and does not reflect repricing or the effect of prepayments. Actual maturities may differ.

December 31, 2018	One- to Four- Family Residential Real Estate	Commercial Real Estate	Acquisition, Development and Land	Commercial and Industrial
	(In thousands)
Amounts due in:
One year or less	$64	$1,118	$558	$5,690
More than one to five years	1,605	19,386	304	11,872
More than five years	200,090	43,349	14,718	4,428

Total	$201,759	$63,853	$15,580	$21,990

December 31, 2018	Home equity line of credit	Multi-family	Consumer	Total
	(In thousands)
Amounts due in:
One year or less	$825	$19	$61	$8,335
More than one to five years	2,912	1,780	892	38,751
More than five years	7,414	3,128	342	273,469

Total	$11,151	$4,927	$1,295	$320,555

Fixed vs. Adjustable Rate Loans. The following table sets forth our fixed- and adjustable-rate loans at December 31, 2018 that are contractually due after December 31, 2019.

	Due After December 31, 2019
	Fixed	Adjustable	Total
	(In thousands)
One- to four-family residential real estate	$184,457	$17,239	$201,696
Commercial real estate	26,318	36,417	62,735
Acquisition, development and land	12,674	2,347	15,021
Commercial and industrial	14,499	1,801	16,300
Home equity line of credit	501	9,825	10,326
Multi-family	405	4,502	4,907
Consumer	1,180	55	1,235

Total loans	$240,034	$72,186	$312,220

One- to Four-Family Residential Real Estate Loans. Our one- to four-family residential loan portfolio consists of mortgage loans that enable borrowers to purchase or refinance existing homes, substantially all of which are collateralized by the primary residence of the borrower. At December 31, 2018, we had $201.8 million of loans secured by one- to four-family residential real estate, representing 62.9% of our total loan portfolio. Generally, all of our one- to four-family residential real estate loans are secured by properties located in the New Hampshire and southern Maine Seacoast region.

Our one- to four-family residential real estate loans have terms of up to 30 years and are generally underwritten according to Freddie Mac guidelines in amounts up to the maximum conforming loan limits as established by Freddie Mac. We refer to loans that conform to such guidelines as “conforming loans.” To a lesser extent, we also originate loans above the conforming limits, which are referred to as “jumbo loans.” We generally underwrite jumbo loans in a manner similar to conforming loans.

At December 31, 2018, 91.5% of our one- to four-family residential real estate loans were fixed-rate loans. We sell a portion of fixed-rate conforming loans that we originate on a servicing-retained basis. Secondary market investors that purchase our loans may include Freddie Mac, the New Hampshire Housing Finance Authority, and other investors.

At December 31, 2018, 8.5% of our one- to four-family residential real estate loans were adjustable-rate loans. Our adjustable-rate mortgage loans have initial repricing terms of one, three or five years. Following the initial repricing term, such loans adjust annually for the balance of the loan term. Adjustable-rate mortgage loans are indexed to the One-Year U.S. Treasury Constant Maturity rate, plus a margin. The majority of such loans have an annual interest rate adjustment cap of 2.0% and a lifetime adjustment cap ranging from 4.0% to 6.0%. We typically hold our adjustable-rate one- to four-family residential real estate loans in our portfolio.

Loan-to-value ratios are determined by collateral type and occupancy level. We generally limit the loan-to-value ratios of our mortgage loans without private mortgage insurance to 80%. Loans where the borrower obtains private mortgage insurance may be made in excess of this limit, pursuant to requirements set by the insurance provider.

We do not offer “interest only” mortgage loans on permanent one- to four-family residential real estate loans (where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan). We also do not offer loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. We do not have a “subprime lending” program for one- to four-family residential real estate loans (i.e., loans that generally target borrowers with weakened credit histories).

Generally, residential mortgage loans that we originate include “due-on-sale” clauses, which give us the right to declare a loan immediately due and payable if, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid. All borrowers are required to obtain title insurance for the benefit of Federal Savings Bank. We also require appropriate insurance coverage on properties securing real estate loans.

Commercial Real Estate and Multi-Family Real Estate Loans. Consistent with our strategy to diversify our loan portfolio and increase our yield, we have focused on increasing our origination of commercial real estate loans. At December 31, 2018, we had $68.8 million in commercial real estate loans and multi-family real estate loans, representing 21.5% of our total loan portfolio. Of this aggregate amount, we had $48.8 million in owner-occupied commercial real estate loans, $15.1 million in non-owner-occupied commercial real estate loans and $4.9 million in multi-family residential real estate loans.

Our commercial real estate loans are secured by a variety of properties in our primary market area, including retail spaces, distribution centers, office buildings, manufacturing and warehouse properties, convenience stores, and other local businesses, without any material concentrations in property type. Our multi-family loans are secured by properties consisting of five or more rental units in our market area, including apartment buildings and student housing.

Commercial real estate and multi-family real estate loans generally have higher balances and entail greater credit risks compared to one- to four-family residential real estate loans. The repayment of loans secured by income-producing properties typically depends on the successful operation of the property, as repayment of the loan generally is dependent, in large part, on sufficient income from the property to cover operating expenses and debt service. Changes in economic conditions that are not in the control of the borrower or lender could affect the value of the collateral for the loan or the future cash flow of the property. Additionally, any decline in real estate values may be more pronounced for commercial real estate than residential properties. If we foreclose on a commercial real estate loan, the marketing and liquidation period to convert the real estate asset to cash can be a lengthy process with substantial holding costs. In addition, vacancies, deferred maintenance, repairs and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability. Depending on the individual circumstances, initial charge-offs and subsequent losses on commercial real estate loans can be unpredictable and substantial.

Our commercial real estate and multi-family loans are generally originated as 10-year balloon loans, which reprice after five years and are amortized over 20 years. Interest rates on such loans are generally indexed to the Federal Home Loan Bank of Boston Five-Year Regular Classic Rate, plus a margin. The maximum loan-to-value ratio of our commercial real estate loans is generally 80% of the lower of purchase price or appraised value of the properties securing the loan and generally requires a minimum debt-service coverage ratio of 1.2x.

We consider a number of factors in originating commercial real estate loans. In addition to the debt-service coverage ratio, we evaluate the loan purpose, the quality of collateral, and the borrower’s qualifications, experience, credit history, cash flows and financial statements, and sources of repayment. Personal guarantees are generally obtained from the principals of closely-held companies. We gather information on environmental risks associated with commercial properties and also require appropriate insurance coverage on properties securing real estate loans. In addition, the borrower’s and guarantor’s financial information is monitored on an ongoing basis by requiring periodic financial statement updates.

On a limited basis, we also purchase and participate in commercial real estate loans from other financial institutions. Such loans are subject to the same underwriting criteria and loan approval requirements applied to loans originated by Federal Savings Bank.

At December 31, 2018, the average size of our commercial real estate loans was $294,000. At December 31, 2018, our largest commercial real estate loan was a $4.0 million loan secured by a multi-tenant commercial building. This loan was performing in accordance with its original repayment terms at December 31, 2018.

At December 31, 2018, the average size of our multi-family real estate loans was $169,000. At December 31, 2018, our largest multi-family real estate loan was a $1.3 million loan secured by a 24-unit property. This loan was performing in accordance with its original repayment terms at December 31, 2018.

Acquisition, Development and Land Loans. At December 31, 2018, land development loans were $15.6 million, or 4.9% of our total loan portfolio. These loans consist of residential construction loans, commercial real estate and multi-family construction loans, and land loans.

We originate loans to finance the construction or rehabilitation of owner-occupied one- to four-family residential properties to the prospective homeowners primarily located in our market area. Upon completion of construction, such loans convert to permanent mortgage loans. At December 31, 2018, residential construction loan balances were $13.7 million, or 4.3% of our total loan portfolio, with an additional $9.5 million available for advance to borrowers. Residential construction loans are generally structured as interest-only for nine months, with a loan to value ratio generally not exceeding 80% of the appraised value on a completed basis or the cost of completion, whichever is less. However, if private mortgage insurance is obtained, we will consider a loan-to-value ratio up to 97%. We work with a third-party construction management firm that reviews each project before we approve the loan, and continues to monitor and inspect the project during the construction phase, as disbursements are made. Once the construction project is satisfactorily completed, generally within nine months, the loan will convert to a permanent, amortizing mortgage loan for the remaining term of the loan, generally up to a maximum of 30 years total, or 15 years for manufactured homes. The interest rate may be fixed or adjustable. At December 31, 2018, the average size of our residential construction loans was $422,000. At December 31, 2018, our largest residential construction loan had an outstanding balance of $883,000 and it was performing according to its original terms.

We also originate loans to finance the construction of commercial properties, primarily owner-occupied properties located in our market area. Upon completion of construction, such loans generally convert to permanent commercial mortgage loans. At December 31, 2018, commercial construction loan balances totaled $1.9 million, or 0.60% of our total loan portfolio, with an additional $1.9 million available for advance to borrowers. Commercial real estate construction loans are generally structured as interest-only for up to 18 months, with a loan to value of 80% of the appraised value on a completed basis or a loan to cost of completion ratio of up to 85%. We also originate commercial constructions loans with an initial loan-to-value ratio of 90% when coupled with the U.S. Small Business Administration 504 Loan program. During the year ended December 31, 2018, we originated two construction loans secured by owner-occupied properties under the Small Business Administration 504 Loan program, with aggregate original principal balances of $4.5 million.

We work with a third-party construction management firm that reviews each project before we approve the loan, and continues to monitor and inspect the project during the construction phase, as disbursements are made. Once the construction project is satisfactorily completed, generally within 18 months, the loan will convert to a permanent, amortizing mortgage loan for the remaining term of the loan, generally up to a maximum of 20 years total (including the construction phase). The interest rate may be fixed or adjustable. At December 31, 2018, our largest commercial real estate construction loan had an outstanding balance of $1.1 million and it was performing according to its original terms.

Construction loans generally involve greater credit risk than financing improved real estate, because funds are advanced upon the security of the project, which is of uncertain value before its completion. Risk of loss on a construction loan also depends upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to accurately evaluate the total funds required to complete a project and the related loan-to-value ratio. If the estimate of construction cost is inaccurate, we may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project is inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment of the construction loan upon the sale of the property. Construction loans also carry the risk that construction will not be completed on time in accordance with specifications and projected costs.

We also originate loans to finance the acquisition and development of land. Land development loans are generally secured by vacant land located in our primary market and in process of improvement. We generally originate commercial land development loans with loan-to-value ratios of up to 70% where all approvals and permits for improvements are already in place, and up to 50% where approvals and permits are not yet in place. The maximum construction term is generally 12 months for residential development properties and 18 months for commercial development properties. At December 31, 2018, our largest land loan had an outstanding balance of $304,000 and it was performing according to its original terms.

Land development loans generally involve greater credit risk than long-term financing on developed real estate. If a loan is made on property that is not yet approved for the planned development, there is a risk that necessary approvals will not be granted or will be delayed. Risk of loss on a land development loan also depends upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of development costs is inaccurate, we may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project is inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment of the construction loan upon the sale of the property. Land development loans also carry the risk that improvements will not be completed on time in accordance with specifications and projected costs. In addition, repayment of these loans can be dependent on the sale of the property to third parties, and the ultimate sale or rental of the property may not occur as anticipated.

Commercial and Industrial Loans. At December 31, 2018, we had $22.0 million of commercial and industrial loans, representing 6.9% of our total loan portfolio. We originate commercial and industrial loans, including equipment loans and business acquisition loans, and lines of credit to businesses operating in the local market area. Our commercial and industrial loans are generally used by the borrowers for working capital purposes or for acquiring equipment, inventory or furniture. Borrowers include professional organizations, family-owned businesses, and not-for-profit businesses. These loans are generally secured by non-real estate business assets, including equipment, inventory and accounts receivable, although we may support this collateral with liens on real property such as buildings and equipment. We generally require our commercial business borrowers to maintain their primary deposit accounts with us, which improves our overall interest rate spread and profitability.

Our commercial and industrial loans include term loans and revolving lines of credit and are made with either variable or fixed rates of interest. Variable interest rates are indexed to the Prime Rate as published in the Wall Street Journal, plus a margin. Commercial and industrial loans typically have shorter terms to maturity and higher interest rates than commercial real estate loans.

When making commercial and industrial loans, we consider the financial history of the borrower, the debt service capabilities and cash flows of the borrower and other guarantors, and the value of the underlying collateral. We generally require personal guarantees by the principals, as well as other appropriate guarantors, when personal assets are in joint names or a principal’s net worth is not sufficient to support the loan. Depending on the collateral, commercial and industrial loans are made in amounts up to 80% of the value of the collateral securing the loan.

To assist small businesses with their credit needs for working capital, equipment and new real estate construction or acquisition, we make commercial and industrial loans under the Small Business Administration 7(a) and Express guarantee programs. Typically, a 7(a) loan carries a 75% guaranty and an Express loan carries a 50% guaranty from the U.S. Government. At December 31, 2018, we had five loans outstanding with an aggregate principal balance of $1.6 million with Small Business Administration 7(a) guarantees totaling $1.2 million, and 10 Small Business Administration Express loans with an aggregate principal balance of $808,000 with guarantees totaling $452,000.

We intend to expand our commercial and industrial lending activities in order to diversify our loan portfolio, increase our yield, and offer a full range of products to our commercial customers. However, these loans have greater credit risk than one- to four-family residential real estate loans. Our commercial and industrial loans are made based primarily on historical and projected cash flows of the borrower, the borrower’s experience and stability, and the value and marketability of the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not behave as forecasted, and collateral securing loans may fluctuate in value because of economic or individual performance factors. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself and the general economic environment in our market area. In addition, commercial and industrial loans often result in larger outstanding balances to single borrowers, or related groups of borrowers, and also generally require substantially greater evaluation and oversight efforts. Accordingly, financial information is obtained from the borrowers to evaluate cash flow sufficiency and is periodically updated during the life of the loan.

At December 31, 2018, the average size of our commercial and industrial loans was $155,000. At December 31, 2018, our largest outstanding commercial and industrial loan was a $2.4 million loan secured by equipment. This loan was performing in accordance with its original terms at December 31, 2018.

Home Equity Loans and Lines of Credit. We offer home equity loans and lines of credit, which are multi-purpose loans used to finance various home or personal needs, where a one- to four-family primary or secondary residence serves as collateral, generally within our primary market area. At December 31, 2018, outstanding balances on home equity lines of credit totaled $11.2 million, or 3.5% of our total loan portfolio, which lines of credit had an additional $14.7 million available to draw.

Home equity loans are originated as fixed-rate term loans. Home equity lines of credit are tied to the Prime Rate as published in the Wall Street Journal and are offered for terms of up to 25 years, with a 10-year draw period and 15-year repayment period. Generally, our home equity loans and lines of credit are originated with loan-to-value ratios of up to 80%, inclusive of existing liens on the property.

Consumer Loans. We offer consumer loans to individuals who reside or work in our market area. At December 31, 2018, consumer loans totaled $1.3 million, or 0.4% of our total loan portfolio, of which $728,000 was unsecured.

Consumer lending has been a minor area of lending diversification for us. Consumer loans generally consist of installment loans extended directly to the borrower. Consumer loans generally have shorter terms to maturity, which reduces our exposure to changes in interest rates. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities. It is expected that growth of our consumer loan portfolio will be limited, with such loans extended primarily to pre-existing Federal Savings Bank customers.

Originations, Sales and Purchases of Loans

Our loan originations are generated by our loan personnel operating at our banking office locations. Residential real estate loans are generated by our mortgage loan officers through referrals from real estate brokers, builders, walk-in customers, online applications, participation in local home shows, events with local realtors, contacts in the local community and referrals. Commercial real estate and commercial and industrial loans are originated through our commercial lenders, through previous lending relationships, referrals, direct solicitation and participation in industry-specific associations. Additionally, small business lending relationships are generated through our two business development officers. Consumer loans are generated largely to existing customers and walk-ins. Loan generation is supported by our advertising campaigns.

While we originate both fixed-rate and adjustable-rate loans, our ability to generate each type of loan depends upon relative borrower demand and the pricing levels as set in the local marketplace by competing banks, thrifts, credit unions, and mortgage banking companies. Our volume of real estate loan originations is influenced significantly by market interest rates, and, accordingly, the volume of our real estate loan originations can vary from period to period.

We consider our balance sheet as well as market conditions on an ongoing basis in making decisions as to whether to hold one- to four-family residential real estate loans we originate in our portfolio for investment or to sell such loans to investors, based on profitability and a risk management standpoint. We sell selected conforming, 15-year and 30-year fixed-rate one- to four-family residential real estate loans that we originate, on a servicing-retained basis, when we are able to, and strategically retain non-eligible fixed-rate and adjustable-rate one- to four-family residential real estate loans in order to manage the duration and time to repricing of our loan portfolio. For the years ended December 31, 2018 and 2017, we sold $5.7 million and $7.3 million, respectively, of one- to four-family residential real estate loans.

In past years, we have purchased one- to four-family jumbo residential loans to supplement our own origination efforts. We did not purchase any such loans during the year ended December 31, 2018. We purchased $10.9 million of one- to four-family residential real estate loans secured by properties in a contiguous state during the year ended December 31, 2017. As of December 31, 2018, those loans had an outstanding balance of $9.7 million and were performing according with their original terms. Occasionally, we may purchase a participation interest in a commercial real estate loan in which we are not the lead originating lender. At December 31, 2018, we had outstanding participation interests totaling $5.3 million.

All loan purchases and participations interests are subject to the same underwriting criteria and loan approvals that apply to loans that we originate for our portfolio. The properties are independently appraised and subject to field inspections by our loan officers.

Loan Approval Procedures and Authority

Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. Decisions on loan applications are made on the basis of detailed information submitted by the prospective borrower, credit histories that we obtain, and property valuations. Our board of directors has established a Loan Officers Review Committee to oversee loan approvals. The voting members of the Loan Officers Review Committee consist of our President and Chief Executive Officer, Senior Vice President – Senior Commercial Loan Officer, Vice President – Senior Retail Loan Officer, Vice President – Bank Administration Officer and Enterprise Risk Management Officer.

The board of directors has granted loan approval authority to certain officers up to prescribed limits, depending on the seniority of the officer, the type of loan and underlying security. Our President and Chief Executive Officer has aggregate approval authority of up to $400,000 per relationship. Individual loan officers generally can approve secured commercial loans of up to $100,000 and residential real estate loans of up to $250,000. Loans in excess of individual officers’ lending limits generally can be approved by a second loan officer who is a voting member of our Loan Officers Review Committee, up to additional prescribed limits of $350,000 for secured commercial loans and $500,000 for residential real estate loans. Loans in excess of such additional limits require approval of the full Loan Officers Review Committee. The Loan Officers Review Committee generally may approve secured commercial loans of up to $1.0 million regardless of existing non-commercial loan exposure. Any relationships in excess of $1.0 million must be approved by the board of directors.

From time to time, a loan applicant may not meet one or more of the loan policy or loan program requirements, which would ordinarily result in a denial of the loan application. A loan officer may seek an exception on behalf of the applicant. Any loan made with an exception to policy requires one additional level of approval, except that loans requiring the approval of the Loan Officers Review Committee or the Board of Directors are exempt from the requirement of additional approval.

Loans-to-One Borrower

Pursuant to federal law, the aggregate amount of loans that we are permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of our unimpaired capital and surplus (25% if the amount in excess of 15% is secured by “readily marketable collateral” or 30% for certain residential development loans). At December 31, 2018, based on the 15% limitation, our loans-to-one-borrower limit was approximately $5.4 million. At December 31, 2018, our largest loan relationship with one borrower was for $5.3 million secured by commercial real estate and equipment and the relationship was performing in accordance with its original repayment terms. Our loan-to-one borrower limitation will increase following the completion of the offering due to the additional capital we will receive.

Delinquent Loans and Non-Performing Assets

Our collection procedures for residential mortgage loans typically follow Freddie Mac collection guidelines, particularly the guidelines for residential mortgage loans serviced for others. When a residential real estate or consumer loan payment becomes more than 15 days past due, a notice is automatically sent to the customer. After 15 days, we will contact the customer by telephone. Alternating telephone attempts and additional letters continue until a loan becomes 90 days past due, at which point we would place the loan on non-accrual status and generally refer the loan for foreclosure proceedings, unless management determines that it is in the best interest of Federal Savings Bank to work further with the borrower to arrange a workout plan. The foreclosure process generally would begin when a loan becomes 120 days delinquent. We do not pursue multiple collections processes, such as considering modifications or workouts, while proceeding with foreclosure.

When a commercial loan or commercial real estate loan becomes 10 days past due, we contact the customer by mailing a late notice. The loan officer assigned to the account may also contact the borrower. If the loan continues to run past due, the loan officer will continue to contact the borrower to determine the cause of the past due payment(s) and arrange for payments. If a loan payment becomes 30 days past due, it will be reviewed by the Loan Officers Review Committee to develop a plan to bring the past due payment(s) current and determine if the likelihood of repayment is in question. The loan will also be evaluated for a change to the risk rating. If necessary, we will engage an attorney to pursue further collection efforts.

Delinquent Loans. The following table sets forth our loan delinquencies by type, by amount and by percentage of type at the dates indicated.

	At December 31,
	2018			2017			2016
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
	(In thousands)
One- to four-family residential real estate	$255	$—	$68	$119	$—	$—	$—	$1	$92
Commercial real estate	93	—	—	—	—	—	59	—	—
Acquisition, development and land	—	—	—	—	—	1,203	—	—	—
Commercial and industrial	—	—	—	50	—	—	—	—	—
Home equity line of credit	100	—	—	—	—	—	—	—	3
Multi-family	—	—	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—	—	—

Total	$448	$—	$68	$169	$—	$1,203	$59	$1	$95

	At December 31,
	2015			2014
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
	(In thousands)
One- to four-family residential real estate	$364	$—	$347	$215	$—	$157
Commercial real estate	—	—	—	42	—	—
Acquisition, development and land	—	—	—	—	—	190
Commercial and industrial	—	—	—	—	—	—
Home equity line of credit	54	—	—	—	—	19
Multi-family	—	—	—	—	—	—
Consumer	—	—	—	—	—	—

Total	$418	$—	$347	$257	$—	$366

Nonperforming Assets. Non-performing assets include loans that are 90 or more days past due or on non-accrual status, including troubled debt restructurings on non-accrual status, and real estate and other loan collateral acquired through foreclosure and repossession. Troubled debt restructurings include loans for which either a portion of interest or principal has been forgiven, or loans modified at interest rates materially less than current market rates.

The following table sets forth information regarding our non-performing assets at the dates indicated. Non-accrual loans include non-accruing troubled debt restructurings of $95,000 and $190,000 as of December 31, 2015 and 2014, respectively. We did not have any non-accruing troubled debt restructuring at December 31, 2018, 2017 or 2016.

	At December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands)
Non-accrual loans:
One- to four-family residential real estate	$68	$—	$92	$347	$157
Commercial real estate	—	—	—	—	—
Acquisition, development and land	—	1,203 (1)	—	—	190
Commercial and industrial	—	—	—	—	—
Home equity lines of credit	—	—	2	—	19
Multi-family	—	—	—	—	—
Consumer	—	—	—	—	—

Total non-accrual loans	68	1,203	94	347	366

Accruing loans past due 90 days or more	—	—	—	—	—

Real estate owned:
One- to four-family residential real estate	—	—	90	—	242
Commercial real estate	—	—	—	—	—
Acquisition, development, and land	—	—	—	—	—
Commercial and industrial	—	—	—	—	—
Home equity lines of credit	—	—	—	—	—
Multi-family	—	—	—	—	—
Consumer	—	—	—	—	—

Total real estate owned	—	—	90	—	242

Total non-performing assets	$68	$1,203	$184	$347	$608

Total accruing troubled debt restructured loans	$—	$—	$—	$—	$—

Total non-performing loans to total loans	0.02%	0.39%	0.03%	0.13%	0.15%
Total non-performing assets to total assets	0.02%	0.33%	0.06%	0.11%	0.20%

(1)	Represents one loan, which was recovered in full during the year ended December 31, 2018.

Interest income that would have been recorded for the year ended December 31, 2018 had non-accruing loans been current according to their original terms was immaterial. We recognized an immaterial amount of interest income for these loans for the year ended December 31, 2018. In addition, no interest income would have been recorded for the year ended December 31, 2018 had accruing troubled debt restructurings been current according to their original terms. We did not recognize any interest income for troubled debt restructurings for the year ended December 31, 2018.

Nonperforming Loans. Loans are reviewed on a regular basis. Management determines that a loan is impaired or nonperforming when it is probable at least a portion of the loan will not be collected in accordance with the original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral dependent. When a loan is determined to be impaired, the measurement of the loan in the allowance for loan losses is based on present value of expected future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis.

We generally cease accruing interest on our loans when contractual payments of principal or interest have become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. Interest received on non-accrual loans generally is applied against principal, or applied to interest on a cash basis. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Nonperforming loans were $68,000, or 0.02% of total loans, at December 31, 2018, compared to $1.2 million, or 0.39% of total loans, at December 31, 2017 and $94,000, or 0.03% of total loans, at December 31, 2016.

Troubled Debt Restructurings. Loans are considered troubled debt restructurings when a borrower is experiencing financial difficulties that lead to a restructuring of the loan, and Federal Savings Bank grants a concession to the borrower that it would not otherwise consider. These concessions include a modification of terms, such as a reduction of the stated interest rate or loan balance, a reduction of accrued interest, an extension of the maturity date at an interest rate lower than current market rate for a new loan with similar risk, or some combination thereof to facilitate payment. Troubled debt restructurings are considered impaired loans.

Loans on non-accrual status at the date of modification are initially classified as non-accrual troubled debt restructurings. Our policy provides that troubled debt restructured loans are returned to accrual status after a period of satisfactory and reasonable future payment performance under the terms of the restructuring. Satisfactory payment performance is generally no less than six consecutive months of timely payments. At December 31, 2018, we had no troubled debt restructurings.

Foreclosed Assets. Foreclosed assets consist of property acquired through formal foreclosure, in-substance foreclosure or by deed in lieu of foreclosure, and are recorded at the lower of recorded investment or fair value, less estimated costs to sell. Write-downs from recorded investment to fair value, which are required at the time of foreclosure, are charged to the allowance for loan losses. We order a new appraisal before commencing foreclosure, to determine the current market value of the property. Any excess of the recorded value of the loan satisfied over the market value of the property is charged against the allowance for loan losses, or, if the existing allowance is inadequate, charged to expense, in either case during the applicable period of such determination. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value, less estimated costs to sell. At December 31, 2018, we had no foreclosed assets.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the Office of the Comptroller of the Currency to be of lesser quality, as “substandard,” “doubtful” or “loss.” An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as “special mention” by our management.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover probable accrued losses in the loan portfolio. General allowances represent loss allowances which have been established to cover probable accrued losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as “loss,” it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific loss allowances.

In accordance with our loan policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations. Loans are listed on the “watch list” initially because of emerging financial weaknesses even though the loan is currently performing as agreed, or if the loan possesses weaknesses although currently performing. If a loan deteriorates in asset quality, the classification is changed to “special mention,” “substandard,” “doubtful” or “loss” depending on the circumstances and the evaluation. Generally, loans 90 days or more past due are placed on non-accrual status and classified “substandard.” Management reviews the status of each impaired loan on our watch list on a quarterly basis.

On the basis of this review of our assets, our classified assets (including commercial, residential and consumer loans) at the dates indicated were as follows:

	At December 31,
	2018	2017
	(In thousands)
Substandard assets	$1,579	$2,861
Doubtful assets	—	—
Loss assets	—	—

Total classified assets	$1,579	$2,861

Special mention assets	$1,015	$304

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb probable credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Because of uncertainties associated with regional economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that management’s estimate of probable credit losses inherent in the loan portfolio and the related allowance may change materially in the near-term. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by full and partial charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Management’s periodic evaluation of the adequacy of the allowance is based on various factors, including, but not limited to, management’s ongoing review and grading of loans, facts and issues related to specific loans, historical loan loss and delinquency experience, trends in past due and non-accrual loans, existing risk characteristics of specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses.

As an integral part of their examination process, the Office of the Comptroller of the Currency will periodically review our allowance for loan losses, and as a result of such reviews, we may have to adjust our allowance for loan losses. However, regulatory agencies are not directly involved in the process for establishing the allowance for loan losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

Allowance for Loan Losses. The following table sets forth activity in our allowance for loan losses for the periods indicated.

	At or for the Years Ended December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands)
Allowance at beginning of year	$2,804	$2,677	$2,731	$2,793	$2,919
Provision for loan losses	—	160	40	(60)	—

Charge offs:
One- to four-family residential real estate	—	—	(97)	(55)	(225)
Commercial real estate	—	—	—	—	—
Acquisition, development and land	—	(34)	—	—	—
Commercial and industrial	—	—	—	—	—
Home equity line of credit	—	—	—	—	—
Multi-family	—	—	—	—	—
Consumer	—	—	(2)	(7)	(10)

Total charge-offs	—	(34)	(99)	(62)	(235)

Recoveries:
One- to four-family residential real estate	—	—	—	40	54
Commercial real estate	—	—	—	—	—
Acquisition, development and land	—	—	—	18	—
Commercial and industrial	1	—	—	1	51
Home equity line of credit	—	—	—	—	—
Multi-family	—	—	—	—	—
Consumer	1	1	5	1	4

Total recoveries	2	1	5	60	109

Net (charge-offs) recoveries	2	(33)	(94)	(2)	(126)

Allowance at end of year	$2,806	$2,804	$2,677	$2,731	$2,793

Allowance to non-performing loans	4,126.47%	233.08%	2,847.87%	787.03%	763.11%
Allowance to total loans outstanding at the end of the year	0.88%	0.91%	0.98%	1.03%	1.12%
Net (charge-offs) recoveries to average loans outstanding during the year	—	(0.01)%	(0.04)%	—	(0.05)%

Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category, the total loan balances by category, and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,
	2018			2017			2016
	Allowance for Loan Losses	Percent of Allowance in Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Allowance in Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Allowance in Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
One- to four-family residential real estate	$1,593	61.96%	62.94%	$1,629	63.16%	61.60%	$1,312	53.93%	59.61%
Commercial real estate	560	21.79	19.92	367	14.23	18.13	424	17.43	20.60
Acquisition, development and land	88	3.42	4.86	303	11.75	8.13	200	8.22	6.57
Commercial and industrial	232	9.02	6.86	169	6.55	6.06	178	7.32	5.91
Home equity line of credit	69	2.68	3.48	70	2.71	3.95	249	10.23	5.04
Multi-family	22	0.86	1.54	30	1.16	1.73	46	1.89	1.85
Consumer	7	0.27	0.40	11	0.43	0.40	24	0.99	0.42

Total allocated allowance	2,571	100.00%	100.00%	2,579	100.00%	100.00%	2,433	100.00%	100.00%

Unallocated	235			225			244

Total	$2,806			$2,804			$2,677

	At December 31,
	2015			2014
	Allowance for Loan Losses	Percent of Allowance in Category to Total Allocated Allowance	Percent of Loans in Category to Total Loans	Allowance for Loan Losses	Percent of Allowance in Category to Total Allocated Allowance	Percent of Loans in Category to Total Loans
	(Dollars in thousands)
One- to four-family residential real estate	$1,407	57.29%	59.17%	$1,240	50.32%	58.65%
Commercial real estate	432	17.59	21.81	498	20.21	22.30
Acquisition, development and land	120	4.89	5.35	124	5.03	5.04
Commercial and industrial	242	9.85	6.52	261	10.59	6.00
Home equity line of credit	182	7.41	4.47	203	8.24	4.82
Multi-family	55	2.24	2.30	114	4.63	2.85
Consumer	18	0.73	0.38	24	0.97	0.34

Total allocated allowance	2,456	100.00%	100.00%	2,464	100.00%	100.00%

Unallocated	275			329

Total	$2,731			$2,793

At December 31, 2018, our allowance for loan losses represented 0.88% of total loans and 4,126.47% of non-performing loans and at December 31, 2017, our allowance for loan losses represented 0.91% of total loans and 233.08% of non-performing loans. During the years ended December 31, 2018 and 2017, we had net loan recoveries (charge-offs) of $2,000 and $(33,000), respectively.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Because future events affecting borrowers and collateral cannot be predicted with certainty, the existing allowance for loan losses may not be adequate and management may determine that increases in the allowance are necessary if the quality of any portion of our loan portfolio deteriorates as a result. Furthermore, our regulators, in reviewing our loan portfolio, may require us to increase our allowance for loan losses. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations. See Note 1 to the notes to our consolidated financial statements included in this prospectus beginning on page F-1 for a complete discussion of our allowance for loan losses.

Investment Activities

The goals of our investment policy are to provide and maintain liquidity to meet deposit withdrawal and loan funding needs, to help mitigate interest rate and market risk, to diversify our assets, and to generate a reasonable rate of return on funds within the context of our interest rate and credit risk objectives. Our board of directors is responsible for adopting and reviewing annually our investment policy. Our Asset/Liability Management Committee (ALCO) is responsible for implementing our investment policy. Authority to make investments under the approved investment policy guidelines is delegated to our President and Chief Executive Officer, Chief Financial Officer and Finance Officer. All investment transactions are reviewed at the next regularly scheduled meeting of the board of directors. All of our investment securities are classified as available-for-sale.

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various government-sponsored enterprises and municipal governments, deposits at the Federal Home Loan Bank of Boston, certificates of deposit of federally insured institutions, investment grade corporate bonds and investment grade marketable equity securities. We also are required to maintain an investment in Federal Home Loan Bank of Boston stock. While we have the authority under applicable law to invest in derivative securities, we had no investments in derivative securities at December 31, 2018.

The following table sets forth the amortized cost and estimated fair value of our available-for-sale securities portfolio at the dates indicated. At the dates indicated, we did not hold any securities classified as held-to-maturity or as trading securities.

	At December 31,
	2018		2017		2016
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)
U.S. Government-sponsored enterprises obligations	$24,219	$23,727	$18,249	$17,895	$20,135	$19,786
Residential mortgage-backed securities	1,375	1,327	1,626	1,626	—	—
Municipal bonds	14,489	14,389	9,313	9,373	12,559	12,483

Total	$40,083	$39,443	$29,188	$28,894	$32,694	$32,269

At December 31, 2018, we had no investments in a single issuer (other than investments in securities issued by the U.S. Government and government agencies) that had an aggregate book value that exceeded 10% of our total equity capital.

Portfolio Maturities and Yields. The following table sets forth the stated maturities and weighted average yields of the investment securities at December 31, 2018. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. Weighted average yield calculations on investment securities available for sale do not give effect to changes in fair value that are reflected as a component of equity. Maturities are based on the final contractual payment dates, and do not reflect the effect of scheduled principal repayments, prepayments, or early redemptions that may occur.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in thousands)
U.S. Government-sponsored enterprises obligations	$—	—	$11,263	2.14%	$12,956	2.77%	$—	—	$24,219	$23,727	2.47%
Residential mortgage-backed securities	—	—	—	—	—	—	1,375	2.91%	1,375	1,327	2.91%
Municipal bonds	—	—	—	—	1,994	2.24%	12,495	3.01%	14,489	14,389	2.90%

Total	$—	—	$11,263	2.14%	$14,950	2.70%	$13,870	2.99%	$40,083	$39,443	2.64%

Municipal Bonds. At December 31, 2018, we had municipal bonds with a fair value of $14.4 million, which constituted 36.5% of our securities portfolio, with a weighted average maturity of 14 years and 9 months. These securities often provide slightly higher after-tax yields than U.S. Government and agency securities and residential mortgage-backed securities, but are not as liquid as other investments, so we typically maintain investments in municipal securities, to the extent appropriate, for generating returns in our investment portfolio.

U.S. Government-Sponsored Mortgage-Backed Securities. At December 31, 2018, we had government-sponsored mortgage-backed securities totaling $1.3 million, which constituted 3.4% of our securities portfolio. Mortgage-backed securities are securities issued in the secondary market that are collateralizes by pools of mortgages. Certain types of mortgage-backed securities are commonly referred to as “pass-through” certificates because the principal and interest of the underlying loans is “passed through” to investors, net of certain costs, including servicing and guarantee fees. We invest primarily in mortgage-backed securities backed by one-to-four family mortgages. All of our mortgage-backed securities are issued by U.S. Government-sponsored enterprises, such as Fannie Mae and Freddie Mac.

Sources of Funds

General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We also use borrowings, primarily Federal Home Loan Bank of Boston advances and repurchase agreements, to supplement cash flow needs, lengthen the maturities of liabilities for interest rate risk purposes and to manage the cost of funds. In addition, we receive funds from scheduled loan payments, loan and mortgage-backed securities prepayments, maturities and calls of available-for-sale securities, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our deposits are generated primarily from residents within our primary market area. We offer a selection of deposit accounts, including non-interest-bearing and interest-bearing checking accounts, savings accounts, money market accounts and certificates of deposit, for both individuals and businesses.

Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. At December 31, 2018, our core deposits, which are deposits other than certificates of deposit, were $211.8 million, representing 77.2% of total deposits. As part of our business strategy, we intend to continue our effort to increase our core deposits while allowing higher-cost certificates of deposit to run off upon maturity. We generally require commercial business borrowers to maintain their primary deposit accounts with us. At December 31, 2018, our deposits totaled $274.4 million.

Deposit account terms vary according to the minimum balance required, the time period that funds must remain on deposit, and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability, and customer preferences and concerns. We generally review our deposit pricing on a monthly basis and continually review our deposit mix. Our deposit pricing strategy has generally been to offer competitive rates, while generally not providing the highest rates in the market. We find it more profitable to concentrate on specific special rate and term accounts, which allows us to add accounts without impacting our overall liability costs for existing accounts.

We also rely on customer service, convenience of our branch office locations, advertising and pre-existing relationships to gather and develop deposit relationships. Developing comprehensive banking relationships is a top priority for us and is a focus of our commercial lending team and business development officers. In recent years, we have introduced new business deposit products to appeal to our commercial borrowers. At December 31, 2018, our ratio of commercial deposits to commercial loans (including commercial real estate loans, acquisition, development and land loans, and commercial and industrial loans) was 37.6%.

The flow of deposits is influenced significantly by general economic conditions, changes in interest rates and competition. The variety of deposit accounts that we offer allows us to be competitive in generating deposits and to respond with flexibility to changes in our customers’ demands. Our ability to gather deposits is impacted by the competitive market in which we operate, which includes numerous financial institutions of varying sizes offering a wide range of products. We believe that deposits are a stable source of funds, but our ability to attract and maintain deposits at favorable rates will be affected by market conditions, including competition and prevailing interest rates.

The following tables set forth the distribution of total deposit accounts, by account type, at the dates indicated.

	At December 31,
	2018			2017			2016
	Amount	Percent	Average Rate	Amount	Percent	Average Rate	Amount	Percent	Average Rate
	(Dollars in thousands)
Non-interest bearing accounts	$42,262	15.40%	—	$38,867	15.58%	—	$39,619	16.17%	—
NOW and demand deposits	67,318	24.52%	0.09%	71,933	28.82	0.08%	69,333	28.27	0.08%
Money market deposits	60,952	22.21%	1.35%	42,471	17.02	0.75%	42,994	17.53	0.76%
Regular and other savings deposits	41,294	15.05%	0.05%	40,827	16.36	0.05%	36,449	14.86	0.05%
Certificates of deposit	62,620	22.82%	1.69%	55,463	22.22	1.36%	56,821	23.17	1.23%

Total	$274,446	100.00%	0.64%	$249,561	100.00%	0.45%	$245,216	100.00%	0.42%

As of December 31, 2018, the aggregate amount of our certificates of deposit in amounts greater than or equal to $250,000 was $13.3 million. The following table sets forth their maturity as of December 31, 2018.

At December 31, 2018
(In thousands)
Maturity Period:
Three months or less	$271
Over three through six months	251
Over six through twelve months	5,437
Over twelve months	7,365

Total	$13,324

The following table sets forth time deposit accounts classified by rate and maturity at December 31, 2018.

	Amount Due
	One Year or Less	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total	Percent of Total Time Deposit Accounts
	(Dollars in thousands)
0.00 - 1.00%	$13,518	$2,674	$1	$15	$16,208	25.9%
1.01 - 2.00%	5,930	3,880	4,807	3,598	18,215	29.1
2.01 - 3.00%	9,451	18,146	434	166	28,197	45.0

Total	$28,899	$24,700	$5,242	$3,779	$62,620	100.0%

The following table sets forth time deposit accounts classified by rate and maturity at December 31, 2017.

	Amount Due
	One Year or Less	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total	Percent of Total Time Deposit Accounts
	(Dollars in thousands)
0.00 - 1.00%	$16,261	$6,849	$370	$15	$23,495	42.4%
1.01 - 2.00%	2,988	3,382	4,342	8,317	19,029	34.3
2.01 - 3.00%	—	156	12,269	514	12,939	23.3

Total	$19,249	$10,387	$16,981	$8,846	$55,463	100.0%

Borrowed Funds. We may obtain advances from the Federal Home Loan Bank of Boston upon the security of our capital stock in the Federal Home Loan Bank of Boston and certain of our mortgage loans. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. We use such advances to provide short-term funding as a supplement to our deposits. At December 31, 2018, we had $75.7 million in advances from the Federal Home Loan Bank of Boston and $72.1 million additional borrowing capacity from the Federal Home Loan Bank of Boston. We have an overnight line of credit with the Federal Home Loan Bank that may be drawn up to $3.0 million. We may access additional advances if we purchase additional Federal Home Loan Bank of Boston capital stock. Additionally, at December 31, 2018, we had $5.0 million of unsecured Fed funds borrowing lines of credit with two correspondent banks. The entire balance of these credit facilities was available as of December 31, 2018.

The following table sets forth information concerning balances and interest rates on borrowings at the dates and for the years indicated:

	At or For the Year Ended December 31,
	2018	2017	2016
	(Dollars in thousands)
Federal Home Loan Bank advances:
Balance outstanding at end of year	$75,737	$65,762	$43,800
Weighted average interest rate at the end of year	2.52%	1.51%	0.91%
Maximum amount of borrowings outstanding at any month end during the year	$78,462	$67,112	$43,800
Average balance outstanding during the year	71,738	54,955	28,134
Weighted average interest rate during the year	2.02%	1.18%	1.09%

Repurchase agreements:
Balance outstanding at end of year	—	$6,463	$6,331
Weighted average interest rate at the end of year	—	0.14%	0.20%
Maximum amount of borrowings outstanding at any month end during the year	$6,093	$6,463	$10,524
Average balance outstanding during the year
Weighted average interest rate during the year	0.08%	0.22%	0.16%

We intend to use a portion of the net proceeds to repay our Federal Home Loan Bank borrowings, which we may do without incurring prepayment penalties.

FSB Wealth Management

FSB Wealth Management is a division of Federal Savings Bank. The division currently consists of two financial advisors who are located at 629 Central Avenue, Dover, New Hampshire, adjacent to our main office. FSB Wealth Management provides access to non-FDIC insured products that include retirement planning, portfolio management, investment and insurance strategies, business retirement plans and college planning to individuals throughout our primary market area. These investments and services are offered through a third-party registered broker-dealer and investment advisor. FSB Wealth Management receives fees from advisory services and commissions on individual investment and insurance products purchased by clients. At December 31, 2018, FSB Wealth Management had approximately $39.1 million in assets under management.

Properties

As of December 31, 2018, the net book value of our land, building and equipment was $5.6 million. The following table sets forth information regarding our offices as of December 31, 2018:

Location	Leased or Owned	Year Acquired or Leased	Net Book Value of Real Property
			(In thousands)
Main Office:

633 Central Avenue Dover, NH 03820	Owned	1890	$2,067

Branch Offices:

6 Eastern Avenue Barrington, NH 03825	Owned	1974	$1,073

7A Mill Road Durham, NH 03824	Leased	1979	$60

1650 Woodbury Avenue Portsmouth, NH 03801	Owned	1987	$1,119

17 Wakefield Street Rochester, NH 03867	Owned	2009	$1,261

Subsidiary and Other Activities

Upon completion of the reorganization and offering, Federal Savings Bank will become the wholly owned subsidiary of First Seacoast Bancorp. Federal Savings Bank has one subsidiary, FSB Service Corporation, Inc., which is inactive.

Legal Proceedings

We are not involved in any pending legal proceedings as a plaintiff or defendant other than routine legal proceedings occurring in the ordinary course of business. At December 31, 2018, we were not involved in any legal proceedings.

Expense and Tax Allocation

Federal Savings Bank will enter into an agreement with First Seacoast Bancorp to provide it with certain administrative support services for compensation not less than the fair market value of the services provided. In addition, Federal Savings Bank and First Seacoast Bancorp will enter into an agreement to establish a method for allocating and for reimbursing the payment of their consolidated tax liability.

Personnel

As of December 31, 2018, we had 73 full-time equivalent employees. Our employees are not represented by any collective bargaining group. Management believes that we have a good working relationship with our employees.

TAXATION

Federal Savings Bank is, and First Seacoast Bancorp, MHC and First Seacoast Bancorp will be, subject to federal and state income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal and state taxation is intended only to summarize material income tax matters and is not a comprehensive description of the tax rules applicable to First Seacoast Bancorp, MHC, First Seacoast Bancorp and Federal Savings Bank.

Our federal and state tax returns have not been audited for the past five years.

Federal Taxation

General. First Seacoast Bancorp and Federal Savings Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to First Seacoast Bancorp and Federal Savings Bank.

Method of Accounting. For federal income tax purposes, Federal Savings Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns. First Seacoast Bancorp and Federal Savings Bank will file a consolidated federal income tax return.

Net Operating Loss Carryovers. A financial institution may carry net operating losses forward to the succeeding 20 taxable years. At December 31, 2018, Federal Savings Bank had no net operating loss carryovers.

Capital Loss Carryovers. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which it is carried and is used to offset any capital gains. Any loss remaining after the five-year carryover period that has not been deducted is no longer deductible. At December 31, 2018, Federal Savings Bank had no capital loss carryovers.

Corporate Dividends. First Seacoast Bancorp may generally exclude from its income 100% of dividends received from Federal Savings Bank as a member of the same affiliated group of corporations.

State Taxation

Federal Savings Bank is subject to New Hampshire income tax at the rate of 7.7% on its taxable income, before net operating loss deductions and special deductions for federal income tax purposes. For this purpose, “taxable income” generally means federal taxable income, subject to certain adjustments.

REGULATION AND SUPERVISION

General

As a federal savings bank, Federal Savings Bank is subject to examination, supervision and regulation, primarily by the Office of the Comptroller of the Currency, and, secondarily, by the FDIC as deposits insurer. The federal system of regulation and supervision establishes a comprehensive framework of activities in which Federal Savings Bank may engage and is intended primarily for the protection of depositors and the FDIC’s Deposit Insurance Fund. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including the classification of assets and the establishment of loan loss reserves for regulatory purposes.

Federal Savings Bank is also regulated to a lesser extent by the Board of Governors of the Federal Reserve System, or the “Federal Reserve Board,” which governs the reserves to be maintained against deposits and other matters. In addition, Federal Savings Bank is a member of and owns stock in the Federal Home Loan Bank of Boston, which is one of the 11 regional banks in the Federal Home Loan Bank System. Federal Savings Bank’s relationship with its depositors and borrowers also is regulated to a great extent by federal law and, to a lesser extent, state law, including in matters concerning the ownership of deposit accounts and the form and content of Federal Savings Bank’s loan documents.

As a savings and loan holding company, First Seacoast Bancorp will be subject to examination and supervision by, and be required to file certain reports with, the Federal Reserve Board. First Seacoast Bancorp will also be subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Set forth below are certain material regulatory requirements that are applicable to Federal Savings Bank and First Seacoast Bancorp. This description of statutes and regulations is not intended to be a complete description of such statutes and regulations and their effects on Federal Savings Bank and First Seacoast Bancorp. Any change in these laws or regulations, whether by Congress or the applicable regulatory agencies, could have a material adverse impact on First Seacoast Bancorp, Federal Savings Bank and their operations.

Federal Banking Regulation

Business Activities. A federal savings association derives its lending and investment powers from the Home Owners’ Loan Act, as amended, and applicable federal regulations. Under these laws and regulations, Federal Savings Bank may invest in mortgage loans secured by residential and commercial real estate, commercial and industrial and consumer loans, certain types of debt securities and certain other assets, subject to applicable limits. The Dodd-Frank Act authorized, for the first time, the payment of interest on commercial checking accounts. Federal Savings Bank may also establish, subject to specified investment limits, service corporation subsidiaries that may engage in certain activities not otherwise permissible for Federal Savings Bank, including real estate investment and securities and insurance brokerage.

Examinations and Assessments. Federal Savings Bank is primarily supervised by the Office of the Comptroller of the Currency. Federal Savings Bank is required to file reports with and is subject to periodic examination by the Office of the Comptroller of the Currency. Federal Savings Bank is required to pay assessments to the Office of the Comptroller of the Currency to fund the agency’s operations.

Capital Requirements. Federal regulations require FDIC-insured depository institutions, including federal savings associations, to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets and a Tier 1 capital to total assets leverage ratio. The existing capital requirements were effective January 1, 2015 and are the result of a final rule implementing regulatory amendments based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Act.

The capital standards require the maintenance of common equity Tier 1 capital, Tier 1 capital and Total capital to risk-weighted assets of at least 4.5%, 6% and 8%, respectively. The regulations also establish a minimum required leverage ratio of at least 4% of Tier 1 capital. Common equity Tier 1 capital is generally defined as common stockholders’ equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised a one-time opt-out election regarding the treatment of Accumulated Other Comprehensive Income (“AOCI”), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values.

Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). Federal Savings Bank did exercise the opt-out election. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, an institution’s assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on the risk deemed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one- to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The capital conservation buffer requirement was phased in beginning January 1, 2016 at 0.625% of risk-weighted assets and increased each year until fully implemented at 2.5% on January 1, 2019.

Legislation enacted in May 2018 requires the federal banking agencies, including the Office of the Comptroller of the Currency, to establish for institutions with assets of less than $10 billion of assets a “community bank leverage ratio” of between 8% and 10%. Institutions with capital meeting the specified requirement will be considered to comply with the applicable regulatory capital requirements, including the risk-based requirements. The establishment of the community bank leverage ratio is subject to notice and comment rulemaking by the federal regulators.

At December 31, 2018, Federal Savings Bank’s capital exceeded all applicable requirements including the applicable capital conservation buffer. See “Historical and Pro Forma Regulatory Capital Compliance.”

Loans-to-One Borrower. Generally, a federal savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by “readily marketable collateral,” which generally includes certain financial instruments (but not real estate). As of December 31, 2018, Federal Savings Bank was in compliance with the loans-to-one borrower limitations.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Prompt Corrective Action. Under the federal Prompt Corrective Action statute, the Office of the Comptroller of the Currency is required to take supervisory actions against undercapitalized institutions under its jurisdiction, the severity of which depends upon the institution’s level of capital. An institution that has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a common equity Tier 1 ratio of less than 4.5% or a leverage ratio of less than 4% is considered to be “undercapitalized.” A savings institution that has total risk-based capital of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a common equity Tier 1 ratio of less than 3.0% or a leverage ratio that is less than 3.0% is considered to be “significantly undercapitalized.” A savings institution that has a tangible capital to assets ratio equal to or less than 2.0% is deemed to be “critically undercapitalized.”

Generally, the Office of the Comptroller of the Currency is required to appoint a receiver or conservator for a federal savings association that becomes “critically undercapitalized” within specific time frames. The regulations also provide that a capital restoration plan must be filed with the Office of the Comptroller of the Currency within 45 days of the date that a federal savings association is deemed to have received notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Any holding company of a federal savings association that is required to submit a capital restoration plan must guarantee performance under the plan in an amount of up to the lesser of 5.0% of the savings association’s assets at the time it was deemed to be undercapitalized by the Office of the Comptroller of the Currency or the amount necessary to restore the savings association to adequately capitalized status. This guarantee remains in place until the Office of the Comptroller of the Currency notifies the savings association that it has maintained adequately capitalized status for each of four consecutive calendar quarters. Institutions that are undercapitalized become subject to certain mandatory measures such as restrictions on capital distributions and asset growth. The Office of the Comptroller of the Currency may also take any one of a number of discretionary supervisory actions against undercapitalized federal savings associations, including the issuance of a capital directive and the replacement of senior executive officers and directors.

At December 31, 2018, Federal Savings Bank met the criteria for being considered “well capitalized,” which means that its total risk-based capital ratio exceeded 10%, its Tier 1 risk-based ratio exceeded 8.0%, its common equity Tier 1 ratio exceeded 6.5% and its leverage ratio exceeded 5.0%.

Qualified Thrift Lender Test. As a federal savings association, Federal Savings Bank must satisfy the qualified thrift lender, or “QTL,” test. Under the QTL test, Federal Savings Bank must maintain at least 65% of its “portfolio assets” in “qualified thrift investments” (primarily residential mortgages and related investments, including mortgage-backed securities) in at least nine months of every 12-month period. “Portfolio assets” generally means total assets of a savings association, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings association’s business.

Alternatively, Federal Savings Bank may satisfy the QTL test by qualifying as a “domestic building and loan association” as defined in the Internal Revenue Code.

A savings association that fails the QTL test must operate under specified restrictions set forth in the Home Owners’ Loan Act. The Dodd-Frank Act made noncompliance with the QTL test subject to agency enforcement action for a violation of law. At December 31, 2018, Federal Savings Bank satisfied the QTL test.

Capital Distributions. Federal regulations govern capital distributions by a federal savings association, which include cash dividends, stock repurchases and other transactions charged to the savings association’s capital account. A federal savings association must file an application with the Office of the Comptroller of the Currency for approval of a capital distribution if:

•

the total capital distributions for the applicable calendar year exceed the sum of the savings association’s net income for that year to date plus the savings association’s retained net income for the preceding two years;

•	the savings association would not be at least adequately capitalized following the distribution;

•	the distribution would violate any applicable statute, regulation, agreement or regulatory condition; or

•	the savings association is not eligible for expedited treatment of its filings.

Even if an application is not otherwise required, every savings association that is a subsidiary of a savings and loan holding company, such as Federal Savings Bank, must file a notice with the Federal Reserve Board at least 30 days before the board of directors declares a dividend.

An application or notice related to a capital distribution may be disapproved if:

•	the federal savings association would be undercapitalized following the distribution;

•	the proposed capital distribution raises safety and soundness concerns; or

•	the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

In addition, the Federal Deposit Insurance Act provides that an insured depository institution shall not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement.

Community Reinvestment Act and Fair Lending Laws. All federal savings associations have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers. In connection with its examination of a federal savings association, the Office of the Comptroller of the Currency is required to assess the federal savings association’s record of compliance with the Community Reinvestment Act. A savings association’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the Office of the Comptroller of the Currency, as well as other federal regulatory agencies and the Department of Justice.

The Community Reinvestment Act requires all institutions insured by the FDIC to publicly disclose their rating. Federal Savings Bank received a “Satisfactory” rating in its most recent Community Reinvestment Act federal evaluation.

Transactions with Related Parties. A federal savings association’s authority to engage in transactions with its affiliates is limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally a company that controls, or is under common control with an insured depository institution such as Federal Savings Bank. First Seacoast Bancorp will be an affiliate of Federal Savings Bank because of its control of Federal Savings Bank. In general, certain transactions between an insured depository institution and its affiliates are subject to quantitative limits and collateral requirements. In addition, federal regulations prohibit a savings association from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve the purchase of low-quality assets from an affiliate and be on terms that are as favorable to the institution as comparable transactions with non-affiliates.

Federal Savings Bank’s authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

•

be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

•	not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Federal Savings Bank’s capital.

In addition, extensions of credit in excess of certain limits must be approved by Federal Savings Bank’s board of directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The Office of the Comptroller of the Currency has primary enforcement responsibility over federal savings associations and has authority to bring enforcement action against all “institution-affiliated parties,” including directors, officers, stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on a federal savings association. Formal enforcement action by the Office of the Comptroller of the Currency may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution to the appointment of a receiver or conservator. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1.0 million per day. The FDIC also has the authority to terminate deposit insurance or recommend to the Office of the Comptroller of the Currency that enforcement action be taken with respect to a particular savings association. If such action is not taken, the FDIC has authority to take the action under specified circumstances.

Insurance of Deposit Accounts. The Deposit Insurance Fund of the FDIC insures deposits at FDIC-insured financial institutions such as Federal Savings Bank. Deposit accounts in Federal Savings Bank are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts.

The FDIC charges insured depository institutions premiums to maintain the Deposit Insurance Fund. Assessments for most institutions are based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure within three years. In conjunction with the Deposit Insurance Fund reserve ratio achieving 1.15%, in 2016, the assessment range (inclusive of possible adjustments) was reduced for most banks and savings associations to a range of 1.5 basis points to 30 basis points. The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of Federal Savings Bank. Federal Savings Bank cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance.

In addition to the FDIC assessments, the Financing Corporation (“FICO”) is authorized to impose and collect, with the approval of the FDIC, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The FICO assessment for the fourth quarter of 2018 was 0.32 basis points of assets less tangible equity and decreased to 0.14 basis points of assets less tangible equity for the first quarter of 2019. The bonds issued by the FICO are due to mature by 2019.

Federal Home Loan Bank System. Federal Savings Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the Federal Home Loan Bank of Boston, Federal Savings Bank is required to acquire and hold shares of capital stock in the Federal Home Loan Bank. As of December 31, 2018, Federal Savings Bank was in compliance with this requirement.

Dodd-Frank Act

The Dodd-Frank Act created the Consumer Financial Protection Bureau, which has broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions such as Federal Savings Bank, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets continue to be examined for compliance by their applicable bank regulators. The new legislation also weakened the federal preemption available for national banks and federal savings associations, and gave state attorneys general the ability to enforce applicable federal consumer protection laws.

In addition to creating the Consumer Financial Protection Bureau, the Dodd-Frank Act, among other things, directed changes in the way that institutions are assessed for deposit insurance, mandated the imposition of tougher consolidated capital requirements on holding companies, required the issuance of regulations requiring originators of securitized loans to retain a percentage of the risk for the transferred loans, imposed regulatory rate-setting for certain debit card interchange fees, repealed restrictions on the payment of interest on commercial demand deposits and contained a number of reforms related to mortgage originations.

Many provisions of the Dodd-Frank Act involve delayed effective dates and/or require implementing regulations. The implementation of the legislation is an ongoing process. The Dodd-Frank Act has resulted in, and may continue to result in, an increased regulatory burden and increased compliance, operating and interest expense for Federal Savings Bank.

Other Regulations

Interest and other charges collected or contracted for by Federal Savings Bank are subject to state usury laws and federal laws concerning interest rates. Federal Savings Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•

Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, color, religion, national origin and other prohibited factors in extending credit;

•	Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Truth in Savings Act, governing disclosures with respect to deposit accounts; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Federal Savings Bank also are subject to the:

•

Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•

Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•

Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•

The USA PATRIOT Act, which requires savings associations to, among other things, establish broadened anti-money laundering compliance programs, and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements that also apply to financial institutions under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

•

The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.

Holding Company Regulation

General. First Seacoast Bancorp and First Seacoast Bancorp, MHC will be savings and loan holding companies within the meaning of the Home Owners’ Loan Act. As such, First Seacoast Bancorp and First Seacoast Bancorp, MHC will be registered with the Federal Reserve Board and subject to the regulation, examination, supervision and reporting requirements applicable to savings and loan holding companies. In addition, the Federal Reserve Board has enforcement authority over First Seacoast Bancorp, First Seacoast Bancorp, MHC and its non-savings institution subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution.

Permissible Activities. Under present law, the business activities of First Seacoast Bancorp and First Seacoast Bancorp, MHC are generally limited to those activities permissible for financial holding companies under Section 4(k) of the Bank Holding Company Act of 1956, as amended, provided certain conditions are met and financial holding company status is elected, and for multiple savings and loan holding companies. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance as well as activities that are incidental to financial activities or complementary to a financial activity. A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to regulatory approval, and certain additional activities authorized by federal regulations. First Seacoast Bancorp and First Seacoast Bancorp, MHC have not elected financial holding company status.

Federal law prohibits a savings and loan holding company, including First Seacoast Bancorp and First Seacoast Bancorp, MHC, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of another savings association or savings and loan holding company, without prior Federal Reserve Board approval. In evaluating applications by holding companies to acquire savings institutions, the Federal Reserve Board considers factors such as the financial and managerial resources, future prospects of the company and institution involved, the effect of the acquisition on the risk to the federal deposit insurance fund, the convenience and needs of the community and competitive factors.

The Federal Reserve Board is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions:

•	the approval of interstate supervisory acquisitions by savings and loan holding companies; and

•	the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisition.

Capital. Savings and loan holding companies have historically not been subjected to consolidated regulatory capital requirements. The Dodd-Frank Act required the Federal Reserve Board to establish for all bank and savings and loan holding companies, minimum consolidated capital requirements that are as stringent as those required for the insured depository subsidiaries. However, pursuant to legislation passed in December 2014, the Federal Reserve Board extended to savings and loan holding companies the applicability of the “Small Bank Holding Company” exception to its consolidated capital requirements and increased the threshold for the exception from $500 million of consolidated assets to $1.0 billion, effective May 15, 2015. As a result, savings and loan holding companies with less than $1.0 billion in consolidated assets are generally not subject to the capital requirements unless otherwise advised by the Federal Reserve Board. Recent legislation directed the Federal Reserve Board to expand the applicability of the exception to holding companies of up to $3.0 billion of consolidated assets.

Source of Strength. The Dodd-Frank Act extended the “source of strength” doctrine to savings and loan holding companies. The Federal Reserve Board has issued regulations requiring that all savings and loan holding companies serve as a source of financial and managerial strength to their subsidiary depository institutions.

Dividends and Stock Repurchases. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with Federal Reserve Bank staff concerning dividends in certain circumstances such as where the company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate or earnings retention is inconsistent with the company’s capital needs and overall financial condition. The ability of a savings and loan holding company to pay dividends may be restricted if a subsidiary savings association becomes undercapitalized. The regulatory guidance also states that a savings and loan holding company should inform Federal Reserve Bank supervisory staff before redeeming or repurchasing common stock or perpetual preferred stock if the savings and loan holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of First Seacoast Bancorp to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Waivers of Dividends by First Seacoast Bancorp, MHC. First Seacoast Bancorp may pay dividends on its common stock to public stockholders. If it does, it is also required to pay dividends to First Seacoast Bancorp, MHC, unless First Seacoast Bancorp, MHC elects to waive the receipt of dividends. Under the Dodd-Frank Act, First Seacoast Bancorp, MHC must receive the approval of the Federal Reserve Board before it may waive the receipt of any dividends from First Seacoast Bancorp. The Federal Reserve Board has issued an interim final rule providing that it will not object to dividend waivers under certain circumstances, including circumstances where the waiver is not detrimental to the safe and sound operation of the savings association and a majority of the mutual holding company’s members have approved the waiver of dividends by the mutual holding company within the previous twelve months. In addition, for a “non-grandfathered” mutual holding company such as First Seacoast Bancorp, MHC, each officer or director of First Seacoast Bancorp and Federal Savings Bank, and any tax-qualified stock benefit plan or non-tax-qualified stock benefit plan in which such individual participates that holds any shares of stock to which the waiver would apply, must waive the right to receive any such dividend declared. In addition, any dividends waived by First Seacoast Bancorp, MHC must be considered in determining an appropriate exchange ratio in the event of a conversion of the mutual holding company to stock form.

Acquisition. Under the Federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire direct or indirect “control” of a savings and loan holding company. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the company’s outstanding voting stock, unless the Federal Reserve Board has found that the acquisition will not result in control of the company. A change in control definitively occurs upon the acquisition of 25% or more of the company’s outstanding voting stock. Under the Change in Bank Control Act, the Federal Reserve Board generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition.

Federal Securities Laws

First Seacoast Bancorp’s class of common stock will be registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. First Seacoast Bancorp will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

MANAGEMENT

Our Directors

The board of directors of First Seacoast Bancorp will initially consist of ten members. Directors will serve three-year staggered terms so that approximately one-third of the directors will be elected at each annual meeting of stockholders. Because First Seacoast Bancorp, MHC will own a majority of our outstanding common stock, we will be a “controlled company” within the meaning of the Nasdaq corporate governance guidelines. As a “controlled company,” we will be exempt from certain requirements, including that a majority of our board of directors be independent under those standards, and that executive compensation and director nominations be overseen by independent directors. However, at the present time, we have determined that each of our directors, other than James R. Brannen, would be considered independent under the Nasdaq Stock Market corporate governance listing standards. See “ —Board Independence.”

The following table states our directors’ names, their ages as of December 31, 2018, and the calendar years when they began serving as directors of Federal Savings Bank.

Name	Age	Position(s)	Director Since	Current Term to Expire
Patricia A. Barbour	68	Director	2005	2022
James R. Brannen	57	President, Chief Executive Officer and Director	2018	2020
Michael J. Bolduc	48	Director	2011	2022
Mark P. Boulanger	47	Director	2018	2022
James Jalbert	61	Director	2010	2020
Thomas J. Jean	40	Vice Chairman of the Board	2013	2021
Erica A. Johnson	39	Director	2018	2021
Dana C. Lynch	65	Chairman of the Board	1998	2022
Janet Sylvester	61	Director	2013	2021
Paula J. Williamson-Reid	57	Director	2018	2020

The business experience for at least the past five years of each of our directors is set forth below. The biographies also contain information regarding the person’s experience, qualifications, attributes or skills that caused the board of directors to determine that the person should serve as a director. Unless otherwise indicated, directors have held their positions for the past five years.

Patricia A. Barbour, now retired, practiced as a Certified Public Accountant for over 30 years, most recently with Cummings, Lamont and McNamee, CPAs. She currently is a member of the adjunct faculty of Southern New Hampshire University where she teaches undergraduate and graduate accounting courses. Her certification as a CPA is a significant resource for the board of directors and qualifies her to be a member of the Audit Committee as an “audit committee financial expert” under the rules and regulations of the Securities and Exchange Commission.

Michael J. Bolduc is an attorney-at-law and a partner at the law firm of Wyskiel, Boc, Tillinghast & Bolduc, PA. His practice focuses on business entity formation, governance and transactions, as well as trusts and estates. He has been an active member in the local community for many years, currently serving as a trustee of Wentworth Douglass Hospital and a member of the Rotary Club of Dover. His community involvement affords him extensive insight into our local markets and his legal expertise offers a unique perspective to the board of directors.

Mark P. Boulanger is a Certified Public Accountant and a partner at Raiche & Company CPAs, P.A. His certification as a CPA is a significant resource for the board of directors and qualifies him to be a member of the Audit Committee as an “audit committee financial expert” under the rules and regulations of the Securities and Exchange Commission.

James R. Brannen joined Federal Savings Bank as Executive Vice President and Chief Financial Officer in 2007 and became President and Chief Executive Officer in 2018. He has over 30 years of experience in community banking in New Hampshire. During his banking career, he has gained experience in the credit, lending, collections and branch administration functions, as well as in developing new lending programs, implementing new technologies, and in bank mergers and branch acquisitions. He earned an MBA from the University of New Hampshire. He has been an active member in the local community, currently serving as a trustee of the City of Dover Trust Fund Board and as a trustee and Treasurer of Wentworth Douglass Hospital. His extensive community banking experience and knowledge of Federal Savings Bank’s business and market area provides essential insight to the board of directors.

James Jalbert is the President and Chief Executive Officer of Jalbert Leasing, Inc. D/B/A C&J Bus Lines, a passenger coach transporter. He has been an active member in the local community, currently serving as Vice Chair of the Board of Trustees of Frisbee Memorial Hospital and the President of the Board of Trustees of Berwick Academy. His extensive community involvement and career as a local business executive provides us with a valuable perspective on the local consumer and business environment.

Thomas J. Jean is a healthcare administrator. He serves as Vice President of Physician Services at Frisbie Memorial Hospital and previously served as Chief Executive Officer of the Gafney Home, a not-for-profit assisted living residence. His business experience and knowledge of our market area provides essential insight to the board of directors.

Erica Johnson is the Chief Operating Officer of QA Cafe, LLC, a software company, where she is responsible for strategy, finances and operations. Previously, Ms. Johnson served as Director at the University of New Hampshire InterOperability Laboratory, an independent test facility for networking, telecommunications, data storage and consumer technology products. She brings valuable management experience and unique information technology expertise to the board of directors.

Dana C. Lynch is a project manager and civil engineer at Civilworks New England, a civil engineering and surveying consulting firm, and the managing general partner at Longboard Facilities Management, LLC, a facilities management company. He has been an active member in the local community, serving as the Chair of the Cocheco Waterfront Development Advisory Committee and is a founding organizer of Dover Pride Day. His career as a local business owner and extensive community involvement provides the board of directors with valuable insight into our market area and the local economic environment.

Janet Sylvester is an owner of Great Island Realty, LLC, a real estate brokerage firm. She has been an active member in the local community, having previously served on the Dover City Council and as a past President of Big Brothers Big Sisters. Her experience as a realtor and business owner provides Federal Savings Bank with valuable insight into the local real estate market.

Paula J. Williamson-Reid is the founding owner and Chief Executive Officer of Reid & Company Executive Search, Ltd., an executive search firm. Her experience in management and executive recruitment is a significant resource for us in the area of human resource management, compensation and benefits.

Executive Officers Who Are Not Directors

The following sets forth information regarding our executive officers who are not directors. Age information is as of December 31, 2018. The executive officers of First Seacoast Bancorp and Federal Savings Bank are elected annually.

Timothy F. Dargan, age 58, serves as Senior Vice President and Senior Commercial Lending Officer at Federal Savings Bank. He has over 30 years of commercial lending experience. He is responsible for overseeing our commercial loan portfolio and managing our commercial lenders, portfolio manager, credit analyst, and lending assistant.

Richard M. Donovan, age 53, has served as our Chief Financial Officer since May 2018. Previously, he served as a finance consultant for several community and regional banks in the Mid-Atlantic and New England and as Vice President of Finance at a community bank in New York, and spent 12 years as a CPA at a regional accounting firm. He has over 30 years of experience in finance.

Board Independence

The board of directors has determined that each of our directors would be considered independent under the Nasdaq Stock Market corporate governance listing standards, except for James R. Brannen, who is not considered independent because he is employed by us. In determining the independence of our directors, the board of directors considered relationships between Federal Savings Bank and our directors that are not required to be reported under “ —Transactions With Certain Related Persons,” below, consisting of deposit accounts that our directors maintain at Federal Savings Bank and loans from Federal Savings Bank. In addition, we utilize the services of Longboard Facilities Management, LLC, which is owned and managed by Director Dana C. Lynch. We paid Longboard Facilities Management, LLC fees of approximately $31,000 in 2018 and $40,000 in 2017. We also utilize the services of the law firm of Wyskiel, Boc, Tillinghast & Bolduc, PA, at which Director Michael J. Bolduc is a partner, for certain real estate loan transactions. We also occasionally use the services of C&J Bus Lines, which is owned by Director James Jalbert, for employee transportation purposes. The fees paid to Wyskiel, Boc, Tillinghast & Bolduc, PA and C&J Bus Lines in 2018 and 2017 were nominal.

Transactions With Certain Related Persons

Federal law generally prohibits publicly traded companies from making loans to their executive officers and directors, but it contains a specific exemption from the prohibition for loans made by federally insured financial institutions, such as Federal Savings

Bank, to their executive officers and directors in compliance with federal banking regulations. At December 31, 2018, all of our loans to directors and executive officers were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Federal Savings Bank, and did not involve more than the normal risk of collectability or present other unfavorable features. These loans were performing according to their original repayment terms at December 31, 2018, and were made in compliance with federal banking regulations.

Federal Savings Bank has not entered into any transactions since January 1, 2017 in which the amount involved exceeded $120,000 and in which any related persons had or will have a direct or indirect material interest.

Meetings and Committees of the Board of Directors

During the year ended December 31, 2018, the board of directors of Federal Savings Bank met 13 times. The Federal Savings Bank board of directors conducts business through several committees, including an Audit Committee, a Governance and Nominating Committee and a Personnel Committee. It is expected that the board of directors of First Seacoast Bancorp will establish a standing Audit Committee, Governance and Nominating Committee and Compensation Committee, which will each operate under a written charter that will govern the committee’s composition, responsibilities and operations.

First Seacoast Bancorp’s Audit Committee is expected to consist of Directors Boulanger (Chair), Barbour, Jalbert and Williamson-Reid. The Governance and Nominating Committee is expected to consist of Directors Sylvester (Chair), Boulanger, Bolduc and Jalbert. The Compensation Committee is expected to consist of Directors Williamson-Reid (Chair), Sylvester, Lynch and Johnson.

Corporate Governance Policies and Procedures

In addition to establishing committees of our board of directors, First Seacoast Bancorp will adopt several written policies to govern the activities of both First Seacoast Bancorp and Federal Savings Bank including corporate governance policies and a code of business conduct and ethics. The corporate governance policies are expected to involve such matters as the following:

•	the composition, responsibilities and operation of our board of directors;

•	the establishment and operation of board committees, including an audit committee, the charter for which will be available on our website;

•	convening executive sessions of independent directors; and

•	our board of directors’ interaction with management and third parties.

The code of business conduct and ethics, which is expected to apply to all employees and directors, will address conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the code of business conduct and ethics will be designed to deter wrongdoing and to promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations.

Executive Officer Compensation

Summary Compensation Table. The table below summarizes the total compensation paid to or earned by our President and our Chief Executive Officer, our former President and Chief Executive Officer and one other most highly compensated executive officer who earned over $100,000 for the year ended December 31, 2018. Each individual listed in the table below is referred to as a “named executive officer.”

Summary Compensation Table
Name and Principal Position(s)	Year	Salary (1)	Bonus (2)	Non- Equity Incentive Plan	All Other Compensation (3)	Total
James R. Brannen	2018	$219,615	—	$5,187	$11,492	$236,294
President and Chief Executive Officer
Richard M. Donovan	2018	$101,346	$12,050	—	$14,582	$127,978
Senior Vice President and Chief Financial Officer (4)
James O’Neill	2018	$109,718	—	$10,993	$386,415	$507,126
Former President and Chief Executive Officer (5)

(1)	The current annual base salaries for Messrs. Brannen and Donovan are $235,500 and $175,950, respectively.
(2)	The bonus represents a signing bonus of $10,000 and a discretionary bonus of $2,050.
(3)	A break-down of the various elements of compensation in this column is set forth in the following table:

All Other Compensation
Name	401(k) Match	Car Allowance	Post- Employment Health Insurance	Deferred Compensation Payments	Relocation Payments	Total All Other Compensation
James R. Brannen	$3,492	$8,000	—	—	—	$11,492
Richard M. Donovan	—	—	—	—	$14,582	$14,582
James O’Neill	$1,982	$10,000	$4,149	$370,284	—	$386,415

(4)	Mr. Donovan began employment with Federal Savings Bank on May 15, 2018.
(5)	Mr. O’Neill retired from Federal Savings Bank on May 17, 2018.

Benefit Plans and Agreements

Employment Agreements. Federal Savings Bank has entered into employment agreements with each of Messrs. Brannen and Donovan. Our continued success depends to a significant degree on the skills and competence of our executive officers and the employment agreements are intended to ensure that we maintain a stable management base following the reorganization and offering.

Each of the employment agreements has an initial term of three years. Commencing as of March 1, 2020, and as of each subsequent March 1 thereafter, the board of directors may renew the agreement for an additional year so that the remaining term will again become three years. In addition to base salary, the agreements provide for, among other things, participation in bonus programs and other benefit plans and arrangements applicable to executive employees. The current base salaries for Messrs. Brannen and Donovan are $235,500 and 175,950, respectively. We may terminate the employment of either executive for cause at any time, in which event they would have no right to receive compensation or other benefits under the employment agreements for any period after their termination of employment.

Certain events resulting in an executive’s termination or resignation will entitle the executive to payments of severance benefits following the termination of employment. In the event of an executive’s involuntary termination for reasons other than for cause or in the event the executive resigns during the term of the agreement following (a) the failure to appoint the executive to the executive position set forth in the agreement or a material change in function, duties or responsibilities resulting in a reduction of the responsibility, scope, or importance of the executive’s position, (b) a relocation by more than 50 miles, (c) a material reduction in the benefits or perquisites paid to the executive unless the reduction is part of a reduction that is generally applicable to employees of Federal Savings Bank, (d) a liquidation or dissolution of Federal Savings Bank or (e) a material breach of the employment agreement by Federal Savings Bank, then the executive would become entitled to a severance payment in the form of a cash lump sum equal to the base salary and bonuses or incentive awards the executive would have earned for the lesser of the remaining unexpired term of the employment agreement or 24 months. In addition, the executive would become entitled, at no expense to him, to the continuation non-taxable medical and dental coverage for the lesser of the remaining unexpired term of the employment agreement or the time at which the executive receives coverage under another employer’s plan. If the health and dental coverage is not permitted by applicable law or if providing the benefits would subject us to penalties, the executive will receive a cash lump sum payment equal to the value of the benefits.

In the event of a change in control of Federal Savings Bank or First Seacoast Bancorp, followed by an executive’s involuntary termination other than for cause or upon the executive’s resignation for one of the reasons set forth above, the executive would become entitled to a severance payment in the form of a cash lump sum equal to three times the executive’s “base amount,” as that term is defined for purposes of Internal Revenue Code Section 280G (i.e., the average annual taxable income paid to him for the five taxable years preceding the taxable year in which the change in control occurs). In addition, the executive would become entitled, at no expense to the executive, to the continuation of non-taxable medical and dental coverage for 36 months following his termination of employment, or if the coverage is not permitted by applicable law or if providing the benefits would subject us to penalties, the executive will receive a cash lump sum payment equal to the value of the health and dental benefits.

In the event of an executive’s death, the executive’s estate or beneficiaries will be paid the executive’s base salary for a period of six months and the executive’s dependents will be entitled to continued non-taxable medical, dental and other insurance for one year following the executive’s death.

Under each employment agreement, if the executive becomes disabled within the meaning of the term under Section 409A of the Internal Revenue Code and as set forth in the employment agreement, he will receive benefits under any short-term or long-term disability plans maintained by Federal Savings Bank. We will make up any difference, if any, between the executive’s base salary and the disability benefits for a period of one year.

Under each employment agreement, if the executive retires following his attainment of age 65, he will receive benefits under any applicable retirement or other plans maintained by Federal Savings Bank.

Upon termination of an executive’s employment (other than following a change in control), the executive will be subject to certain restrictions on the executive’s ability to compete or to solicit business or employees of Federal Savings Bank for a period of one year following his termination of employment.

Salary Continuation Agreements. Federal Savings Bank is a party to a salary continuation agreement with each of Messrs. Brannen and O’Neill. Under the agreements, if the executive separates from service after reaching normal retirement age (age 66, in the case of Mr. Brannen and age 65, in the case of Mr. O’Neill), he will be entitled to an annual benefit equal to a percentage (34.62% in the case of Mr. Brannen and 17.16% in the case of Mr. O’Neill) of the average of the three highest amounts reported in Box 5 of Form W-2 (excluding amounts attributable to the granting, vesting or exercise of stock options, restricted stock or similar equity-based compensation). The benefit payment begins on the first day of the second month following the executive’s separation from service and is paid monthly for a period of 120 months. Mr. O’Neill retired from Federal Savings Bank in May of 2018 and is currently receiving his normal retirement benefit under the salary continuation agreement.

If Mr. Brannen separates from service before reaching his normal retirement age (other than on account of death, disability or for cause), he will be entitled to the accrued benefit (i.e., the amount accrued to date toward the normal retirement benefit), paid in monthly installments over 120 months, commencing first day of the second month following his separation from service. If Mr. Brannen becomes disabled before his separation from service, he will receive the normal retirement benefit under the agreement, paid in 120 monthly installments commencing on the first day of the month following the date he reaches age 66. In the event of a change in control, Mr. Brannen will receive the normal retirement benefit under the agreement (regardless of his age at the time). The benefit will be paid to him at the same time and form the benefit would have otherwise been paid under the agreement upon his separation from service, death or disability, provided, however, that if Mr. Brannen separates from service within two years of a change in control, the benefit will be paid to him in a lump sum on the first day of the second month following his separation from service. Hardship distributions may also become payable under the agreement in the event Mr. Brannen experiences an unforeseeable emergency.

If Mr. Brannen dies before a separation from service, his beneficiary will receive the accrued benefit paid in a lump sum on the first day of the second month following his death. If he dies following his separation from service but before receiving benefits under the agreement, his beneficiary will receive the benefits Mr. Brannen would have otherwise continued to have received, paid in a lump sum on the first day of the second month following his death. If Mr. Brannen dies while receiving benefits, his beneficiary will continue to receive the benefit payments (at the same time and in the same form) Mr. Brannen would have continued to have received under the agreement.

Supplemental Executive Retirement Plan. Federal Savings Bank maintained a supplemental executive retirement plan for the benefit of Mr. O’Neill. Under the plan, we contributed 15.95% of Mr. O’Neill’s compensation to the plan each year since the plan became effective in 2010. The amounts contributed to the plan earned investment credits as of the last day of each calendar quarter. Mr. O’Neill was always 100% vested in the contributions and earnings under the plan. Following his retirement from Federal Savings Bank in 2018, Mr. O’Neill received a lump sum distribution of his benefits under the supplemental executive retirement plan.

Retiree Health Benefits. Federal Savings Bank has agreed to make available to Mr. O’Neill health insurance coverage and dental insurance coverage until his death. We will pay the premiums for the health insurance coverage on behalf of Mr. O’Neill. Mr. O’Neill will pay the premiums for the dental insurance coverage.

401(k) Plan. Federal Savings Bank maintains the Federal Savings Bank 401(k) Plan, a tax-qualified defined contribution plan for eligible employees (the “401(k) Plan”). The named executive officers are eligible to participate in the 401(k) Plan on the same terms as other eligible employees of Federal Savings Bank. An eligible employee must complete three months of service and attain the age of 18 to be to begin making salary deferrals under the 401(k) Plan. An eligible employee must complete twelve months of service and attain the age of 18 to be to begin receiving matching contributions under the 401(k) Plan. The 401(k) Plan is the result of a merger of two separate 401(k) plans sponsored by Federal Savings Bank until 2019, which provided for different amounts of matching contributions and employer discretionary contributions.

Under the 401(k) Plan, a participant may elect to defer, on a pre-tax basis, the maximum amount of compensation permitted by the Internal Revenue Code. For 2019, the salary deferral contribution limit is $19,000, provided, however, that a participant over age 50 may contribute an additional $6,000 to the 401(k) Plan for a total of $25,000. In addition to salary deferral contributions, Federal Savings Bank makes safe harbor matching contributions equal to 100% of a participant’s salary deferrals, up to 4% of the participant’s compensation. Federal Savings Bank may also make other discretionary matching contributions and other discretionary employer contributions to the plan. A participant is always 100% vested in his or her salary deferral contributions and employer contributions under the plan.

Generally, unless the participant elects otherwise, the participant’s account balance will be distributed as a result of the participant’s termination of employment. Federal Savings Bank intends to allow participants in the 401(k) plan to use a portion of their account balances under the plan to subscribe for stock in the offering. Expenses recognized in connection with the 401(k) Plan totaled approximately $116,000 for the fiscal year ended December 31, 2018.

Employee Stock Ownership Plan. In connection with the reorganization and offering, Federal Savings Bank intends to adopt an employee stock ownership plan for eligible employees. The named executive officers will be eligible to participate in the employee stock ownership plan just like other eligible employees of Federal Savings Bank. Eligible employees will begin participation in the employee stock ownership plan on the later of the effective date of the reorganization and offering or upon the first entry date commencing on or after the eligible employee’s completion of one year of service and attainment of age 18.

The employee stock ownership plan trustee is expected to purchase, on behalf of the employee stock ownership plan, 3.92% of the total number of shares of common stock of First Seacoast Bancorp issued in the reorganization (including shares issued to First Seacoast Bancorp, MHC and shares contributed to the charitable foundation). We anticipate that the employee stock ownership plan will fund its stock purchase with a loan from First Seacoast Bancorp equal to the aggregate purchase price of the common stock. The loan will be repaid principally through Federal Savings Bank’s contributions to the employee stock ownership plan and any dividends payable on common stock held by the employee stock ownership plan over the anticipated 20-year term of the loan. The interest rate for the employee stock ownership plan loan is expected to equal the prime rate, as published in The Wall Street Journal, on the closing date of the offering. See “Pro Forma Data.”

The trustee will hold the shares purchased by the employee stock ownership plan in an unallocated suspense account, and shares will be released from the suspense account on a pro-rata basis as the trustee repays the loan. The trustee will allocate the shares released among participants on the basis of each participant’s proportional share of compensation relative to all participants. A participant will vest in his or her account balance based on his or her years of service with Federal Savings Bank, at the rate of 20% after one year of service, 40% after two years of service, 60% after three years of service, 80% after four years of service and 100% after five years of service. Participants who were employed by Federal Savings Bank immediately before the reorganization and offering will receive credit for vesting purposes for years of service before adoption of the employee stock ownership plan. Participants also will become fully vested automatically upon normal retirement age, death or disability, a change in control, or termination of the employee stock ownership plan. Generally, participants will receive distributions from the employee stock ownership plan upon separation from service in accordance with the terms of the plan document. The employee stock ownership plan reallocates any unvested shares forfeited upon termination of employment among the remaining participants.

The employee stock ownership plan will permit participants to direct the trustee as to how to vote the shares of common stock allocated to their accounts. The trustee will vote unallocated shares and allocated shares for which participants do not timely provide instructions on any matter in the same ratio as those shares for which participants provide timely instructions, subject to fulfillment of the trustee’s fiduciary responsibilities.

Under applicable accounting requirements, Federal Savings Bank will record a compensation expense for the employee stock ownership plan at the fair market value of the shares as they are committed to be released from the unallocated suspense account to participants’ accounts, which may be more or less than the original issue price. The compensation expense resulting from the release of the common stock from the suspense account and allocation to plan participants will result in a corresponding reduction in the earnings of First Seacoast Bancorp.

Director Fees

The following table sets forth certain information as to the total remuneration we paid to our directors for the year ended December 31, 2018. Neither Messrs. Brannen nor O’Neill received director fees in 2018.

Directors Compensation Table for the Year Ended December 31, 2018
Name	Fees Earned or Paid in Cash	Nonqualified Deferred Compensation Earnings	Total
Dana C. Lynch	$24,745	—	$24,745
Patricia A. Barbour	$22,415	—	$22,415
Michael J. Bolduc	$21,815	$569	$22,384
Mark P. Boulanger	$11,950	—	$11,950
James Jalbert	$19,415	$1,272	$20,687
Thomas J. Jean	$22,415	—	$22,415
Erica A. Johnson	$11,650	—	$11,650
James Schulte (1)	$20,615	—	$20,615
Janet Sylvester	$20,615	$1,327	$21,942
Paula J. Williamson-Reid	$11,350	$55	$11,405

(1)	Mr. Schulte retired from the board of directors effective December 31, 2018.

For the year ending December 31, 2019, directors will earn an annual fee of $11,037, except the Chairman of the Board who will receive an annual fee of $11,582. Directors also will receive $600 per board meeting attended and $300 per committee meeting attended.

Each person who will serve as a director of First Seacoast Bancorp will also serve as a director of First Seacoast Bank and will initially earn a fee only in his or her capacity as a board member of First Seacoast Bank. Upon completion of the reorganization and offering, additional director fees may be paid for First Seacoast Bancorp director meetings, although no such determination has been made at this time.

Director Retirement Plans

Supplemental Director Retirement and Fee Continuation Agreements. Federal Savings Bank has entered into Supplemental Director Retirement Agreements with each of its non-employee directors, except Messrs. Lynch and Schulte with whom it has entered into Director Fee Continuation Agreements. Under the agreements, a director who remains in service on the board of directors until the normal retirement age specified in the agreement (age 70) will be entitled to receive an annual retirement benefit of 70% of his or her final base fee (defined as annual retainer, board fees and committee fees) earned during the calendar year ending immediately preceding the year in which the director separates from service. The payments will be made to the director upon his or her separation from service in annual installments for ten years. If a director separates from service before age 70, he or she is entitled to the vested percentage of the his or her accrued liability balance under the agreement, paid in annual installments over ten years. Directors vest under their agreements over a ten-year period (0% during the first 6 years, 25% after 7 years, 50% after 8 years, 75% after 9 years and 100% after 10 years). Upon a change in control, directors receive the normal retirement benefit, paid in a lump sum at the time of the change in control. For purposes of determining the benefit in connection with a change in control, it will be assumed that the final base fee would have increased by 4% each year from the date of the change in control until the director’s normal retirement date. Upon death, a director’s beneficiary will receive the vested portion of the director’s accrued liability balance, paid in a lump sum within 30 days following the director’s death.

Director Deferred Fee Plan. Federal Savings Bank maintains a deferred directors fee plan, pursuant to which non-employee directors may elect to defer a portion of their director’s fees each year. Federal Savings Bank also credits earnings to the deferred amounts at a rate equivalent to the yield for the 7-year Treasury (compounded monthly). Directors become eligible to receive their deferred fees and earnings on a separation from service or a specified date and payable in a lump sum or installments over a 5- or 10-year period, as elected by each director. If a director elects, benefits will be paid in a lump sum if the director separates from service within two years of a change in control. Benefits are also payable upon a director’s death.

Benefits to be Considered Following Completion of the Stock Offering

Following the reorganization and offering, we intend to adopt one or more new stock-based benefit plans that will provide for grants of stock options and awards of shares of restricted common stock and similar equity-based awards. In accordance with applicable regulations, we anticipate that the plan will authorize a number of stock options and a number of shares of restricted common stock, not to exceed 4.9% and 1.96%, respectively, of the shares issued in the offering (including shares issued to First Seacoast Bancorp, MHC and contributed to the charitable foundation). These limitations may not apply if the plans are implemented more than one year after the reorganization and offering, subject to any applicable regulatory approvals.

The stock-based benefit plans will not be established sooner than six months after the reorganization and offering and, if adopted within one year after the reorganization and offering, the plans must be approved by a majority of the votes eligible to be cast by our stockholders, as well as a majority of the votes eligible to be cast by our stockholders other than First Seacoast Bancorp, MHC. If stock-based benefit plans are established more than one year after the reorganization and offering, they must be approved by a majority of votes cast by our stockholders, as well as a majority of votes cast by our stockholders other than First Seacoast Bancorp, MHC.

Certain additional restrictions would apply to our stock-based benefit plans if adopted within one year after the reorganization and offering, including:

•	non-employee directors in the aggregate may not receive more than 30% of the options and shares of restricted common stock authorized under the plans;

•	any non-employee director may not receive more than 5% of the options and restricted stock awards authorized under the plans;

•	any individual may not receive more than 25% of the options and restricted stock awards authorized under the plans;

•	the options and shares of restricted common stock may not vest more rapidly than 20% per year, beginning on the first anniversary of stockholder approval of the plans; and

•	accelerated vesting is not permitted except for death, disability or upon a change in control of First Seacoast Bancorp or Federal Savings Bank.

We have not yet determined whether we will present stock-based benefit plans for stockholder approval within one year following the completion of the reorganization and offering or whether we will present plans for stockholder approval more than one year after the completion of the reorganization and offering. In the event of changes in applicable regulations or policies regarding stock-based benefit plans, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.

We may obtain the shares needed for our stock-based benefit plans by issuing additional shares of common stock from authorized but unissued shares or through stock repurchases.

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding intended common stock subscriptions by each of our directors and executive officers and their associates, and by all directors, officers and their associates as a group. However, there can be no assurance that any such person or group will purchase any specific number of shares of our common stock. In the event the individual maximum purchase limitation is increased, persons subscribing for the maximum amount may increase their purchase order. Directors and officers will purchase shares of common stock at the same $10.00 offering price per share and on the same terms as other purchasers in the offering. The table excludes shares of common stock to be purchased by the employee stock ownership plan, as well as any stock awards or stock option grants that may be made no earlier than six months after the completion of the offering. Purchases by directors, officers and their associates will be included in determining whether the required minimum number of shares has been subscribed for in the offering. The shares being acquired by the directors, executive officers and their associates are being acquired for investment purposes, and not with a view towards resale. Our directors and executive officers will be subject to the same minimum purchase requirements and purchase limitations as other participants in the offering set forth under “The Reorganization and Offering—Offering of Common Stock—Limitations on Purchase of Shares.”

Name and Title	Number of Shares (1)	Aggregate Purchase Price (1)	Percent of Outstanding Shares at Minimum of Offering Range (2)
Patricia A. Barbour, Director	5,000	$50,000		*
Michael J. Bolduc, Director	15,000	150,000		*
Mark P. Boulanger, Director	3,000	30,000		*
James Jalbert, Director	25,000	250,000		*
Thomas J. Jean, Director	1,000	10,000		*
Erica A. Johnson, Director	2,500	25,000		*
Dana C. Lynch, Director	2,500	25,000		*
Janet Sylvester, Director	15,000	150,000		*
Paula J. Williamson-Reid, Director	10,000	100,000		*
James R. Brannen, President, Chief Executive Officer and Director	10,000	100,000		*
Richard Donovan, Senior Vice President and Chief Financial Officer	10,000	100,000		*
Timothy Dargan, Senior Vice President, Senior Commercial Loan Officer	5,000	50,000		*

All directors and executive officers as a group (12 persons)	104,000	$1,040,000	2.66%

*	Less than 1.0%.
(1)	Includes purchases by the named individual’s spouse and other relatives of the named individual living in the same household and/or by the named individual’s associates.
(2)	Includes shares to be sold to the public, contributed to the charitable foundation and owned by First Seacoast Bancorp, MHC.

Additionally, other officers of Federal Savings Bank (eight persons) have indicated that they intend to purchase an aggregate of 37,900 shares ($379,000) in the offering, or 0.97% of outstanding shares at the minimum of the offering range (including shares to be sold to the public, contributed to the charitable foundation and issued to First Seacoast Bancorp, MHC).

THE REORGANIZATION AND OFFERING

The board of directors of Federal Savings Bank has unanimously approved the plan of reorganization. The plan of reorganization must also be approved by Federal Savings Bank’s members. A special meeting of members has been called for this purpose. We have filed an application with respect to the reorganization and offering with the Federal Reserve Board. We also have filed certain applications with respect to the reorganization with the Office of the Comptroller of the Currency and the FDIC. The final approvals of the Federal Reserve Board, the Office of the Comptroller of the Currency and the FDIC are required before we can consummate the reorganization and offering. Any approval by the Federal Reserve Board, the Office of the Comptroller of the Currency and the FDIC does not constitute a recommendation or endorsement of the plan of reorganization.

General

On February 28, 2019, our board of directors unanimously adopted the plan of reorganization pursuant to which we will reorganize from a federally chartered mutual savings association into a two-tier federal mutual holding company structure. After the reorganization, First Seacoast Bancorp will be the mid-tier stock holding company and First Seacoast Bancorp, MHC will be the top-tier mutual holding company. After the offering, purchasers in the offering and the charitable foundation (if the establishment and funding of the charitable foundation is approved by the members of Federal Savings Bank) will own 45% and First Seacoast Bancorp, MHC will own 55% of the outstanding shares of common stock of First Seacoast Bancorp.

Consummation of the reorganization and offering is subject to, among other things, approval of the plan of reorganization by the members of Federal Savings Bank as of the voting record date. A special meeting of members has been called for this purpose, to be held on June 27, 2019. The reorganization will be completed as follows, or in any manner approved by regulators that is consistent with the purposes of the plan of reorganization and applicable laws and regulations:

(i)	Federal Savings Bank will organize an interim stock savings association as a wholly owned subsidiary (“Interim Bank”);

(ii)

After Interim Bank receives approval from the FDIC for insurance of accounts and the FDIC has issued it a certificate number, Federal Savings Bank will transfer, pursuant to a purchase and assumption agreement, all of its assets and liabilities, except $100,000 in cash, to Interim Bank, and Interim Bank will become the stock savings association resulting from the reorganization (the “Stock Bank”);

(iii)	Federal Savings Bank will amend its charter and bylaws to read in the form of a federal mutual holding company to become First Seacoast Bancorp, MHC;

(iv)

First Seacoast Bancorp, MHC will organize First Seacoast Bancorp as a wholly owned subsidiary, and transfer $1,000 to First Seacoast Bancorp in exchange for 100 shares of First Seacoast Bancorp common stock; and

(v)

First Seacoast Bancorp, MHC will transfer all of the initially issued stock of the Stock Bank to First Seacoast Bancorp in exchange for additional shares of First Seacoast Bancorp common stock, and the Stock Bank will become a wholly owned subsidiary of First Seacoast Bancorp.

Concurrently with the reorganization, First Seacoast Bancorp will offer for sale 44% of its common stock representing 44% of the pro forma market value of First Seacoast Bancorp and Federal Savings Bank.

We have mailed to each member of Federal Savings Bank eligible to vote at a special meeting of members a proxy statement containing information concerning the business purposes of the reorganization and the effects of the reorganization on voting rights, liquidation rights, existing savings accounts, deposit insurance, loans and Federal Savings Bank’s business. The proxy statement also describes the manner in which the plan may be amended or terminated. Included with the proxy statement is a proxy card that can be used to vote on the plan of reorganization.

The following is a summary of the material aspects of the plan of reorganization and the offering. The plan of reorganization should be consulted for a more detailed description of its terms.

Reasons for the Reorganization

The primary purpose of the reorganization is to establish a holding company and to convert Federal Savings Bank to the stock form of ownership in order to expand and compete more effectively in the financial services marketplace. The stock form of ownership is the corporate form used by commercial banks, most major businesses and a large number of savings institutions. The reorganization also will enable customers, employees, management and directors to have an equity ownership interest in our company. Management believes that this will enhance our long-term growth and performance by enabling us to attract and retain qualified employees who have a direct interest in our financial success and that customer ownership may enhance our connection with our customers. The reorganization will permit us to issue and sell capital stock, which is a source of capital not available to mutual savings institutions. The reorganization also will give us greater flexibility to structure and finance the expansion of our operations and increase our capital to support future growth and profitability, including the potential acquisition of other financial institutions, and to diversify into other financial services, to the extent permissible by applicable law and regulation. Although there are no current arrangements, understandings or agreements regarding any such opportunities, we will be in a position after the reorganization, subject to regulatory limitations and our financial condition, to take advantage of any such opportunities that may arise, and to compete more effectively in the financial services marketplace. The reorganization and the capital raised in the offering are expected to increase our lending capacity by providing us with additional capital to support new loans and higher lending limits, support the growth of our banking franchise, provide an additional capital cushion against unforeseen risk and expand our asset base. The reorganization and offering also will allow us to establish stock benefit plans for management and other employees that we believe will permit us to attract and retain qualified personnel, and offer our customers, employees, management and directors an equity ownership interest in First Seacoast Bancorp, our stock holding company, and thereby an economic interest in our future success. Lastly, the reorganization will enable us to better manage our capital by providing broader investment opportunities through the holding company structure and by enabling us to repurchase our common stock as market conditions permit. Although the reorganization and offering will create a stock savings institution and stock holding company, only a minority of the common stock will be offered for sale in the offering. As a result, our mutual form of ownership and our ability to provide community-oriented financial services will be preserved through the mutual holding company structure.

Our board of directors believes that the advantages of the mutual holding company structure outweigh the potential disadvantages of the mutual holding company structure to minority stockholders, including the inability of stockholders other than First Seacoast Bancorp, MHC to own a majority of the common stock of First Seacoast Bancorp. A majority of our voting stock will be owned by First Seacoast Bancorp, MHC, which will be controlled by its board of directors. While this structure will permit management to focus on our long-term business strategy for growth and capital redeployment without undue pressure from stockholders, it will also serve to perpetuate our existing management and directors. First Seacoast Bancorp, MHC will be able to elect all the members of First Seacoast Bancorp’s board of directors, and will be able to control the outcome of nearly all matters presented to our stockholders for resolution by vote. No assurance can be given that First Seacoast Bancorp, MHC will not take action adverse to the interests of stockholders other than First Seacoast Bancorp, MHC. For example, First Seacoast Bancorp, MHC could prevent the sale of control of First Seacoast Bancorp, or defeat a candidate for the board of directors of First Seacoast Bancorp or other proposals put forth by stockholders.

Since we will not be offering all of our common stock for sale in the offering, the reorganization will result in less capital raised in comparison to a standard mutual-to-stock conversion. We are not undertaking a standard mutual-to-stock conversion at this time since we do not believe we could effectively deploy that amount of additional capital on a short-term or near-term basis. The reorganization, however, will allow us to raise additional capital in the future because a majority of our common stock will be available for sale in the event of a conversion of First Seacoast Bancorp, MHC to stock form. Our board of directors has determined that offering 44% of our outstanding shares of common stock for sale in the offering and contributing 1% of our outstanding shares to the charitable foundation allows for an efficient use of net proceeds for First Seacoast Bancorp and Federal Savings Bank over the next several years.

The reorganization does not preclude the future conversion of First Seacoast Bancorp, MHC from the mutual to stock form of organization. No assurance can be given when, if ever, First Seacoast Bancorp, MHC will convert to stock form or what conditions the Federal Reserve Board or other regulatory agencies may impose on such a transaction. Additionally, public stockholders will not be able to force a future conversion of First Seacoast Bancorp, MHC without the consent of First Seacoast Bancorp, MHC since the transaction would require the approval of a majority of the outstanding shares of First Seacoast Bancorp’s common stock. See “Summary—Possible Conversion of First Seacoast Bancorp, MHC to Stock Form.”

Effects of the Reorganization and Offering on Depositors and Borrowers of Federal Savings Bank

Continuity. During the pendency of the reorganization, and after its completion, our routine business of accepting deposits and making loans will continue without interruption. Federal Savings Bank will continue to be subject to regulation by the Office of the Comptroller of the Currency and the FDIC. After the reorganization, we will continue to provide services for depositors and borrowers under current policies by our management team and staff.

Liquidation Rights. Following the completion of the reorganization, all depositors who had liquidation rights with respect to Federal Savings Bank as of the effective date of the reorganization will continue to have such rights solely with respect to First Seacoast Bancorp, MHC so long as they continue to hold their deposit accounts with Federal Savings Bank. In addition, all persons who become depositors of Federal Savings Bank after the reorganization will have liquidation rights with respect to First Seacoast Bancorp, MHC.

Deposit Accounts and Loans. Under the plan of reorganization, each depositor of Federal Savings Bank at the time of the reorganization will automatically continue as a depositor after the reorganization, and each such deposit account will remain the same with respect to deposit balance, interest rate and other terms, except to the extent such deposit is reduced by withdrawals to purchase common stock in the offering. All insured deposit accounts of Federal Savings Bank will continue to be federally insured by the FDIC up to the legal maximum limit in the same manner as deposit accounts existing in Federal Savings Bank immediately before the reorganization. Furthermore, no loan outstanding will be affected by the reorganization, and the amounts, interest rates, maturity and security for each loan will remain the same as they were before the reorganization.

Voting Rights. Following the completion of the reorganization and offering, members of Federal Savings Bank will no longer have voting rights in Federal Savings Bank, but will have voting rights in First Seacoast Bancorp, MHC. Following the completion of the reorganization and offering, voting rights in First Seacoast Bancorp will be held exclusively by its stockholders. Each share of outstanding common stock held by a stockholder will entitle the stockholder to one vote on matters considered by First Seacoast Bancorp stockholders. Although First Seacoast Bancorp will have the power to issue shares of capital stock to persons other than First Seacoast Bancorp, MHC, as long as First Seacoast Bancorp, MHC is in existence, First Seacoast Bancorp, MHC will be required to own a majority of the voting stock of First Seacoast Bancorp, and consequently will be able to control the outcome of nearly all matters put to a vote of stockholders. First Seacoast Bancorp must own 100% of the voting stock of Federal Savings Bank.

Offering of Common Stock

Under the plan of reorganization, up to 2,327,600 shares (subject to increase to up to 2,676,740 shares) of First Seacoast Bancorp common stock will be offered for sale, subject to certain restrictions described below, through a subscription and community offering.

Subscription Offering. The subscription offering will expire at 2:00 p.m., Eastern time, on June 18, 2019, unless otherwise extended by Federal Savings Bank. Regulations require that all shares to be offered in the offering be sold within a period ending not more than 90 days after regulatory approval of the plan of reorganization or a longer period as may be approved by the Federal Reserve Board or, despite approval of the plan of reorganization by our members, the reorganization and offering will not be effected. This period expires on August 2, 2019, unless extended with the approval of the Federal Reserve Board. If the offering is not completed by August 2, 2019, all subscribers will have the right to modify or rescind their subscriptions and to have their subscription funds returned promptly with interest. In the event of such an extension, all subscribers will be notified in writing of the time period within which subscribers must notify Federal Savings Bank of their intention to maintain, modify or rescind their subscriptions. If the subscriber rescinds or does not respond in any manner to Federal Savings Bank’s notice, the funds submitted will be refunded to the subscriber with interest at 0.03% per annum and/or the subscriber’s withdrawal authorizations will be terminated. If the offering is not consummated, all funds submitted and not previously refunded pursuant to the subscription and community offering will be promptly refunded to subscribers with interest at 0.03% per annum, and all withdrawal authorizations will be terminated.

Subscription Rights. Under the plan of reorganization, nontransferable subscription rights to purchase the shares of common stock have been issued to persons and entities entitled to purchase the shares of common stock in the subscription offering. The amount of shares of common stock that these parties may purchase will depend on the availability of the common stock for purchase under the categories described in the plan of reorganization. Subscription priorities have been established for the allocation of common stock to the extent that the common stock is available. These priorities are as follows:

Category 1: Eligible Account Holders. Subject to the maximum purchase limitations, each depositor with $50.00 or more on deposit at Federal Savings Bank as of the close of business on December 31, 2017 will receive nontransferable subscription rights to subscribe for up to the greater of the following:

•	$150,000 of common stock;

•	one-tenth of one percent of the total offering of common stock; or

•

15 times the product, rounded down to the nearest whole number, obtained by multiplying the total number of shares of common stock to be sold by a fraction, the numerator of which is the amount of the qualifying deposit of the eligible account holder and the denominator is the total amount of qualifying deposits of all eligible account holders.

If the exercise of subscription rights in this category results in an oversubscription, shares of common stock will be allocated among subscribing eligible account holders so as to permit each one, to the extent possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares for which the person has actually subscribed, whichever is less. Thereafter, unallocated shares will be allocated among the remaining subscribing eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all remaining eligible account holders whose subscriptions remain unfilled; however, no fractional shares shall be issued. If the amount so allocated exceeds the amount subscribed for by any one or more eligible account holders, the excess shall be reallocated, one or more times as necessary, among those eligible account holders whose subscriptions are still not fully satisfied on the same principle until all available shares have been allocated or all subscriptions satisfied. Subscription rights received by officers, directors and their associates in this category based on their increased deposits in Federal Savings Bank in the one-year period preceding December 31, 2017 are subordinated to the subscription rights of other eligible account holders.

To ensure proper allocation of stock, each eligible account holder must list on his or her stock order form all deposit accounts in which he or she had an ownership interest on December 31, 2017. Failure to list an account, or providing incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.

Category 2: Tax-Qualified Employee Plans. The plan of reorganization provides that tax-qualified employee plans of Federal Savings Bank, such as the employee stock ownership plan and 401(k) Plan, will receive nontransferable subscription rights to purchase up to 4.90% of the shares of common stock issued and outstanding following the completion of the offering. The employee stock ownership plan intends to purchase 3.92% of our outstanding shares (including shares issued to First Seacoast Bancorp, MHC and shares contributed to the charitable foundation). If the number of shares offered in the offering is increased above the maximum of the valuation range, tax-qualified employee plans will have a priority right to purchase any shares exceeding that amount up to 4.90% of the common stock issued and outstanding following the completion of the offering. If market conditions warrant, in the judgement of its trustees, the employee stock ownership plan may instead elect to purchase shares in the open market following the completion of the offering, subject to the approval of the Federal Reserve Board.

Category 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by eligible account holders and the tax-qualified employee plans, and subject to the maximum purchase limitations, each depositor with $50.00 or more on deposit as of the close of business on March 31, 2019, will receive nontransferable subscription rights to subscribe for up to the greater of:

•	$150,000 of common stock;

•	one-tenth of one percent of the total offering of common stock; or

•

15 times the product, rounded down to the nearest whole number, obtained by multiplying the total number of shares of common stock to be issued by a fraction, the numerator of which is the amount of qualifying deposits of the supplemental eligible account holder and the denominator is the total amount of qualifying deposits of all supplemental eligible account holders.

If the exercise of subscription rights in this category results in an oversubscription, shares of common stock will be allocated among subscribing supplemental eligible account holders so as to permit each supplemental eligible account holder, to the extent possible, to purchase a number of shares sufficient to make his or her total allocation equal 100 shares or the number of shares for which the person has actually subscribed, whichever is less. Thereafter, unallocated shares will be allocated among subscribing supplemental eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to total qualifying deposits of all subscribing supplemental eligible account holders.

To ensure proper allocation of stock, each supplemental eligible account holder must list on his or her stock order form all deposit accounts in which he or she had an ownership interest on March 31, 2019. Failure to list an account, or providing incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.

Category 4: Other Members. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by eligible account holders, the tax-qualified employee plans and supplemental eligible account holders, and subject to the maximum purchase limitations, each member of Federal Savings Bank who is not an eligible account holder, supplemental eligible account holder or tax-qualified employee plan as of the close of business on May 6, 2019, including borrowers of Federal Savings Bank as of May 6, 2019, will receive nontransferable subscription rights to purchase up to $150,000 of common stock.

If there is an oversubscription in this category, the available shares of common stock will be allocated proportionately based on the size of such other member’s orders.

To ensure proper allocation of stock, each other member must list on his or her stock order form all deposit and loan accounts in which he or she had an ownership interest on May 6, 2019. Failure to list an account, or providing incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.

Federal Savings Bank and First Seacoast Bancorp will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for shares of common stock pursuant to the plan of reorganization reside. However, no shares of common stock will be offered or sold under the plan of reorganization to any person who resides in a foreign country or resides in a state of the United States in which a small number of persons otherwise eligible to subscribe for shares under the plan of reorganization reside or as to which Federal Savings Bank and First Seacoast Bancorp determine that compliance with the securities laws of the state would be impracticable for reasons of cost or otherwise, including, but not limited to, a requirement that Federal Savings Bank or First Seacoast Bancorp or any of their officers, directors or employees register, under the securities laws of the state, as a broker, dealer, salesman or agent. No payments will be made in lieu of the granting of subscription rights to any person.

Community Offering. Any shares of common stock which have not been purchased in the subscription offering may be offered by First Seacoast Bancorp in a community offering to members of the general public to whom First Seacoast Bancorp delivers a copy of this prospectus and a stock order form, with preference given to natural persons (including trusts of natural persons) residing in the New Hampshire counties of Rockingham and Strafford. Subject to the maximum purchase limitations, these persons may purchase up to $150,000 of common stock. The community offering, if any, may be undertaken concurrently with, during, or promptly after the subscription offering, and may terminate at any time without notice. Subject to any required regulatory approvals, First Seacoast Bancorp will determine in its sole discretion the advisability of a community offering, the commencement and termination dates of any community offering, and the methods of finding potential purchasers in such offering. The opportunity to subscribe for shares of common stock in the community offering category is subject to the right of First Seacoast Bancorp and Federal Savings Bank, in their sole discretion, to accept or reject these orders in whole or in part either at the time of receipt of an order or as soon as practicable thereafter.

If we do not have sufficient shares of common stock available to fill the orders of natural persons (including trusts of natural persons) residing in the New Hampshire counties of Rockingham and Strafford whose orders are accepted by Federal Savings Bank, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares, or the number of shares subscribed for by such person. Thereafter, unallocated shares will be allocated among natural persons (including trusts of natural persons) residing in the New Hampshire counties of Rockingham and Strafford, whose orders remain unsatisfied on an equal number of shares basis per order. If, after allocation of shares to natural persons (including trusts of natural persons) residing in the New Hampshire counties of Rockingham and Strafford, we do not have sufficient shares of common stock available to fill the orders of other members of the general public, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares, or the number of shares subscribed for by such person. Thereafter, unallocated shares will be allocated among members of the general public whose orders remain unsatisfied on an equal number of shares basis per order.

Syndicated Community Offering. The plan of reorganization provides that, if necessary, all shares of common stock not purchased in the subscription offering and community offering may be offered for sale to the general public in a syndicated community offering to be managed by KBW, acting as our agent. In such capacity, KBW may form a syndicate of other brokers-dealers who are member firms of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Neither KBW nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering; however, KBW has agreed to use its best efforts in the sale of shares in any syndicated community offering. We have not selected any particular broker-dealers to participate in a syndicated community offering and will not do so until before the commencement of the syndicated community offering. The syndicated community offering would terminate by August 2, 2019, unless extended by us, with approval of the Federal Reserve Board. See “—Community Offering” above for a discussion of rights of purchasers in the event an extension is granted.

The opportunity to subscribe for shares of common stock in the syndicated community offering is subject to our right to reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.

The price at which shares of common stock are sold in the syndicated community offering will be the same price as in the subscription and community offerings. Subject to the overall purchase limitations, no person by himself or herself may subscribe for or purchase more than $150,000 of common stock.

In the event of a syndicated community offering, it is currently expected that investors would follow the same general procedures applicable to purchasing shares in the subscription and community offerings (the use of stock order forms and the submission of funds directly to First Seacoast Bancorp for the payment of the purchase price of the shares ordered) except that payment must be in immediately available funds (bank checks, money orders, deposit account withdrawals from accounts at Federal Savings Bank or wire transfers). See “—Procedure for Purchasing Shares.”

If for any reason we cannot effect a syndicated offering of shares of common stock not purchased in the subscription and community offerings, or if there are an insignificant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares. The Federal Reserve Board and FINRA must approve any such arrangements.

Limitations on Purchase of Shares. The plan provides for certain limitations on the purchase of shares of common stock in the offering. These limitations are as follows:

A.

The aggregate amount of outstanding common stock of First Seacoast Bancorp owned or controlled by persons other than First Seacoast Bancorp, MHC at the close of the reorganization and offering shall be less than 50% of First Seacoast Bancorp’s total outstanding common stock.

B.

The maximum purchase of common stock in the subscription offering by a person or group of persons through a single account held jointly is $150,000. No person by himself, with an associate or group of persons acting in concert, may purchase more than $250,000 of the common stock offered in the offering, except that: (i) First Seacoast Bancorp may, in its sole discretion and without further notice to or solicitation of subscribers or other prospective purchasers, increase such maximum purchase limitation to 9.9% of the number of shares sold in the offering, provided that the total number of shares purchased by persons, their associates and those persons with whom they are acting in concert, to the extent such purchases exceed 5% of the shares sold in the offering, shall not exceed, in the aggregate, 10% (or such higher percentage as may be determined by our board of directors with the approval of federal banking regulators) of the total number of the shares sold in the offering; (ii) the tax-qualified employee plans may purchase up to 10% of the shares offered in the offering; and (iii) for purposes of this paragraph B shares to be held by any tax-qualified employee plan and attributable to a person shall not be aggregated with other shares purchased directly by or otherwise attributable to such person.

C.

The aggregate amount of common stock acquired in the offering, plus all prior stock offerings by First Seacoast Bancorp, by any non-tax-qualified employee plan or any management person (as defined in the plan) and his or her associates, exclusive of any shares of common stock acquired by such plan or management person and his or her associates in the secondary market, shall not exceed 4.9% of the outstanding shares of common stock of First Seacoast Bancorp, at the conclusion of the offering. In calculating the number of shares held by any management person and his or her associates under this paragraph, shares held by any tax-qualified employee plan or non-tax-qualified employee plan of First Seacoast Bancorp or Federal Savings Bank that are attributable to such person shall not be counted.

D.

The aggregate amount of common stock acquired in the offering, plus all prior stock issuances by First Seacoast Bancorp, by any non-tax-qualified employee plans, or any management person and his or her associates, exclusive of any shares of common stock acquired by such plan or management person and his or her associates in the secondary market, shall not exceed 4.9% of the stockholders’ equity of First Seacoast Bancorp at the conclusion of the offering. In calculating the number of shares held by any management person and his or her associates under this paragraph, shares held by any tax-qualified employee plan or non-tax-qualified employee plan of First Seacoast Bancorp or Federal Savings Bank that are attributable to such person shall not be counted.

E.

The aggregate amount of common stock acquired in the offering, plus all prior stock issuances by First Seacoast Bancorp, by any one or more tax-qualified employee plans, exclusive of any shares of common stock acquired by such plans in the secondary market, shall not exceed 4.9% of the outstanding shares of common stock of First Seacoast Bancorp at the conclusion of the offering.

F.

The aggregate amount of common stock acquired in the offering, plus all prior stock issuances by First Seacoast Bancorp, by any one or more tax-qualified employee plans, exclusive of any shares of common stock acquired by such plans in the secondary market, shall not exceed 4.9% of the stockholders’ equity of First Seacoast Bancorp at the conclusion of the offering.

G.

The aggregate amount of common stock that may be encompassed under all stock option plans and restricted stock plans of First Seacoast Bancorp may not exceed, in the aggregate, 25% of the outstanding shares of common stock of First Seacoast Bancorp held by persons other than First Seacoast Bancorp, MHC at the conclusion of the offering.

H.

The aggregate amount of common stock acquired in the offering, plus all prior stock issuances by First Seacoast Bancorp, by all non-tax-qualified employee plans or management persons and their associates, exclusive of any common stock acquired by such plans or management persons and their associates in the secondary market, shall not exceed 28% (or such higher percentage as may be set by our board of directors with the approval of federal banking regulators) of the outstanding shares of common stock held by persons other than First Seacoast Bancorp, MHC at the conclusion of the offering. In calculating the number of shares held by management persons and their associates under this paragraph or paragraph I. below, shares held by any tax-qualified employee plan or non-tax-qualified employee plan that are attributable to such persons shall not be counted.

I.

The aggregate amount of common stock acquired in the offering, plus all prior stock issuances by First Seacoast Bancorp, by all non-tax-qualified employee plans or management persons and their associates, exclusive of any common stock acquired by such plans or management persons and their associates in the secondary market, shall not exceed 28% of the stockholders’ equity of First Seacoast Bancorp held by persons other than First Seacoast Bancorp, MHC at the conclusion of the offering.

J.

Notwithstanding any other provision of the plan of reorganization, no person shall be entitled to purchase any common stock to the extent such purchase would be illegal under any federal law or state law or regulation or would violate regulations or policies of FINRA. First Seacoast Bancorp and/or its agents may ask for an acceptable legal opinion from any purchaser as to the legality of such purchase and may refuse to honor any purchase order if such opinion is not timely furnished.

K.

The board of directors of First Seacoast Bancorp has the right in its sole discretion to reject any order submitted by a person whose representations our board of directors believes to be false or who it otherwise believes, either alone or acting in concert with others, is violating, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan.

L.

A minimum of 25 shares of common stock must be purchased by each person purchasing shares in the offering to the extent those shares are available; provided, however, that in the event the minimum number of shares of common stock purchased times the price per share exceeds $500, then such minimum purchase requirement shall be reduced to such number of shares which when multiplied by the price per share shall not exceed $500, as determined by our board of directors.

For purposes of the plan of reorganization, the members of our board of directors are not deemed to be acting in concert solely by reason of their board membership. The term “associate” is used above to indicate any of the following relationships with a person:

•

any corporation or organization, other than First Seacoast Bancorp, MHC, First Seacoast Bancorp or Federal Savings Bank or a majority-owned subsidiary of First Seacoast Bancorp, MHC, First Seacoast Bancorp or Federal Savings Bank, of which a person is a senior officer or partner, or beneficially owns, directly or indirectly, 10% or more of any class of equity securities of the corporation or organization;

•

any trust or other estate, if the person has a substantial beneficial interest in the trust or estate or is a trustee or fiduciary of the trust or estate except that for the purposes relating to subscriptions in the offering and the sale of common stock following the reorganization, a person who has a substantial beneficial interest in any non-tax-qualified employee plan or any tax-qualified employee plan, or who is a trustee or fiduciary of such plan, is not an associate of such plan, and except that for purposes of aggregating total shares that may be held by officers and directors, the term “associate” does not include any tax-qualified employee plan; or

•

any person who is related by blood or marriage to such person and (i) who lives in the same house as the person; or (ii) who is a director or senior officer of First Seacoast Bancorp, MHC, First Seacoast Bancorp or Federal Savings Bank or a subsidiary thereof.

As used above, the term “acting in concert” means:

•	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

•

a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

A person or company that acts in concert with another person or company (“other party”) shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by the plan will be aggregated.

Persons or companies who file jointly a Schedule 13D or Schedule 13G with any regulatory agency will be deemed to be acting in concert.

The board of directors of First Seacoast Bancorp may, in its sole discretion, and without notice or solicitation of other prospective purchasers, increase the maximum purchase limitation to 9.9% of the number of shares sold in the offering, provided that the total number of shares purchased by persons, their associates and those persons with whom they are acting in concert, to the extent such purchases exceed 5% of the shares sold in the offering, shall not exceed, in the aggregate, 10% (or such higher percentage as may be determined by our board of directors with the approval of the federal banking regulators) of the total number of shares sold in the offering. Requests to purchase shares of First Seacoast Bancorp common stock under this provision will be allocated by the board of directors of First Seacoast Bancorp in accordance with the priority rights and allocation procedures set forth above. Depending upon market and financial conditions, and subject to certain regulatory limitations, the board of directors of First Seacoast Bancorp, with the approval of the federal banking regulators and without further approval of the members, may increase or decrease any of the above purchase limitations at any time. To the extent that shares are available, each subscriber must subscribe for a minimum of 25 shares. In computing the number of shares of common stock to be allocated, all numbers will be rounded down to the next whole number.

Shares of common stock purchased in the offering will be freely transferable except for shares of common stock purchased by executive officers and directors of Federal Savings Bank or First Seacoast Bancorp and except as described below. In addition, under FINRA guidelines, members of FINRA and their associates are subject to certain reporting requirements upon purchase of these securities.

Plan of Distribution and Marketing Arrangements

Offering materials for the offering initially have been distributed to certain persons by mail, with additional copies made available through our Stock Information Center and KBW.

To assist in the marketing of the common stock, we have retained KBW, which is a broker-dealer registered with FINRA. In its role as financial advisor, KBW will:

•	provide advice on the financial and securities market implications of the reorganization;

•	assist in structuring and marketing the offering;

•	review all offering documents, including the prospectus, stock order forms and related offering materials (we are responsible for the preparation and filing of such documents);

•	assist us in preparing for and scheduling meetings with potential investors, as necessary;

•	assist us in analyzing proposals from outside vendors retained in connection with the offering, as needed; and

•	provide general advice and assistance as may be reasonably necessary to promote the successful completion of the offering.

For its services as financial advisor, KBW has received a non-refundable management fee of $25,000, and will receive a success fee of $300,000 for the shares of common stock sold in the offering. In connection with the subscription offering, if, as a result of any resolicitation of subscribers, KBW reasonably determines that it is required or requested to provide significant services, KBW will be entitled to additional compensation for these services not to exceed $25,000.

KBW also will be reimbursed for its reasonable expenses in an amount not to exceed $75,000 for its attorneys’ fees and expenses and not to exceed $25,000 for its role as our financial advisor and $5,000 for its role as our records agent. In the event unusual circumstances arise or a delay or resolicitation occurs, including any delay of the offering which would require an update of tabular financial information to reflect a period later than set forth in the original filing of the prospectus, such expense caps may be increased, not to exceed an additional $15,000 in the case of attorney fees and expenses and an additional $10,000 in the case of KBW’s fees and expenses. In no event shall KBW’s expenses, including the fees and expenses of its legal counsel, exceed $125,000.

In the event shares of common stock are sold in a syndicated community offering, we will pay fees of 6.0% of the aggregate dollar amount of shares of common stock sold in the syndicated community offering to KBW and any other broker-dealers included in the syndicated community offering. Any such offering will be on a best efforts basis, and KBW will serve as sole book-running manager in such an offering. All fees payable with respect to a syndicated community offering will be in addition to fees payable with respect to the subscription and community offerings.

We will indemnify KBW against liabilities and expenses (including legal fees) incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering material for the common stock, including liabilities under the Securities Act of 1933.

KBW has not prepared any report or opinion constituting a recommendation or advice to us or to persons who subscribe for stock, nor has it prepared an opinion as to the fairness to us of the purchase price or the terms of the stock to be sold. KBW expresses no opinion as to the prices at which the shares of common stock to be issued may trade.

Our directors and executive officers may participate in the solicitation of offers to purchase shares of common stock. Other trained employees may participate in the offering in ministerial capacities, providing clerical work in effecting a sales transaction or answering questions of a ministerial nature. Other questions of prospective purchasers will be directed to executive officers or registered representatives. We will rely on Rule 3a4-1 of the Securities Exchange Act of 1934 so as to permit officers and directors, and employees to participate in the sale of shares of common stock. No officer, director or employee will be compensated for his or her participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the shares of common stock. KBW will solicit orders and conduct sales of the common stock of First Seacoast Bancorp in states in which our directors and executive officers are not permitted to offer and sell our shares of common stock.

We have also engaged KBW to act as our records agent in connection with the offering. In its role as records agent, KBW will, among other things:

•	review our deposit and loan accounts and create a master file of Federal Savings Bank members as of the key record dates;

•	assist us in designing and preparing proxy forms and stock order forms;

•	tabulate proxies;

•	act as or support the inspector of election at Federal Savings Bank’s special meeting of members;

•	establish and manage the Stock Information Center; and

•	process stock order forms.

KBW will receive fees of $30,000 for these services. Of the fees for serving as records agent, $5,000 has been paid as of the date of this prospectus. In the event of any material changes in the regulations or the plan of reorganization, or delays requiring duplicate or replacement processing due to changes to record dates, KBW may be entitled to additional fees not to exceed $10,000. KBW also will be reimbursed for its reasonable expenses not to exceed $7,000.

How We Determined the Stock Pricing and the Number of Shares to be Issued

The plan of reorganization and federal regulations require that the aggregate purchase price of the common stock sold in the offering be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. We have retained Feldman Financial Advisors, Inc. (“Feldman”) to prepare an independent valuation appraisal. For its services in preparing the initial valuation, and any updates thereto, Feldman will receive a fee of $40,000. For any subsequent appraisal updates required, Feldman will receive a fee of $5,000. Feldman will be reimbursed for its reasonable expenses not to exceed $5,000.

We are not affiliated with Feldman, and neither we nor Feldman has an economic interest in, or is held in common with, the other. Feldman represents and warrants that it is not aware of any fact or circumstance that would cause it not to be “independent” within the meaning of the reorganization regulations or the applicable regulatory valuation guidelines or otherwise prohibit or restrict in any way Feldman from serving in the role of our independent appraiser.

We have agreed to indemnify Feldman and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as independent appraiser, except where such liability results from its negligence, bad faith or willful misconduct.

The independent valuation appraisal considered the pro forma impact of the offering. Consistent with federal appraisal guidelines, the appraisal considers three primary methodologies: (1) the pro forma price-to-book value approach applied to both reported book value and tangible book value; (2) the pro forma price-to-earnings approach applied to reported and core earnings; and (3) the pro forma price-to-assets approach. The market value ratios applied in the utilized methodologies were based upon the current market valuations of the peer group companies identified by Feldman, subject to valuation adjustments applied by Feldman to account for differences between us and our peer group. Feldman placed the greatest emphasis on the price-to-book value approach in estimating pro forma market value. Feldman also used the pro forma price-to-assets approach for comparison purposes, however, Feldman determined this approach to be less meaningful for a company like us, as we have equity well in excess of regulatory capital requirements and positive earnings.

The independent valuation was prepared by Feldman in reliance upon the information contained in this prospectus, including our consolidated financial statements. Feldman also considered the following factors, among others:

•	our present and projected operating results and financial condition;

•	the economic and demographic conditions in our existing market area;

•	certain historical, financial and other information relating to us;

•	a comparative evaluation of our operating and financial characteristics with those of other similarly situated publicly traded savings institutions;

•	the impact of the reorganization and the offering on our equity and earnings potential;

•	the establishment and funding of the charitable foundation with $150,000 and 1% of our outstanding shares of common stock (46,000 shares of common stock at the midpoint of the offering range);

•	our proposed dividend policy; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

The independent valuation is also based on an analysis of a peer group of publicly traded savings and loan holding companies that Feldman considered comparable to us under regulatory guidelines applicable to the independent valuation. Under these guidelines, a minimum of 10 peer group companies are selected from the universe of all publicly traded savings institutions with relatively comparable resources, strategies and financial and other operating characteristics. Such companies must also be traded on an exchange (such as Nasdaq or the New York Stock Exchange). The peer group companies selected also consisted of fully converted stock institutions that were not subject to an actual or rumored acquisition and that had been in fully converted form for at least six months. In addition, Feldman limited the peer group companies to the following selection criteria: (i) total assets between $200 million and $700 million; (ii) tangible equity to total assets ratios greater than 7.0%; (iii) return on average assets ratio between 0.0% and 1.0%; and (iv) nonperforming assets to total assets ratios less than 2.5%. The regulatory appraisal guidelines require Feldman to select a minimum of 10 peer companies, whose equity securities are traded on an exchange.

In applying each of the valuation methods, Feldman considered adjustments to the pro forma market value based on a comparison of us with the peer group. Feldman advised the board of directors that the valuation conclusion included the following adjustments relative to the peer group:

•

a downward adjustment was made for earnings prospects due to our less favorable efficiency ratio and lower pro forma return on assets and return on equity relative to the comparable peer group measures;

•

a slight downward adjustment was made for dividend payments, which took into consideration the mutual holding company structure and dividend waiver regulations and restrictions in place for mutual holding companies under Federal Reserve Board regulations and policies that impact our ability to pay dividends to minority stockholders in comparison to the current dividend-paying practices of the fully converted peer group companies;

•

a slight downward adjustment was made for liquidity of the stock issue due to our reduced number of shares to be available for trading in a public securities market because of the mutual holding company structure in comparison to the peer group companies;

•	a slight downward adjustment was made for marketing of the offering based on the risk and uncertainty related to a new offering; and

•

a slight upward adjustment was made for our primary market area to reflect more favorable demographic measures with respect to income levels and unemployment rates compared to the primary market areas of the peer group companies.

Feldman made no adjustments for financial condition, management, subscription interest, recent acquisition activity or the general effect of banking regulations and regulatory reform.

Included in the independent valuation were certain assumptions as to our pro forma earnings after the reorganization that were utilized in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds and purchases in the open market of 1.96% of the shares common stock to be outstanding by the stock-based benefit plan at the $10.00 purchase price. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

On the basis of the foregoing, Feldman advised us that as of February 15, 2019, the estimated pro forma market value of the common stock, assuming we were selling a minority of our shares in the offering, was $46.0 million. Based on applicable regulations, this forms a midpoint of a valuation range with a minimum of $39.1 million and a maximum of $52.9 million. Our board of directors determined to offer the shares of common stock in the offering at the purchase price of $10.00 per share and that 44% of our outstanding shares should be held by purchasers in the offering, 1% of our outstanding shares should be contributed to the charitable foundation, and 55% of our outstanding shares should be held by First Seacoast Bancorp, MHC. Based on the estimated valuation range and the purchase price of $10.00 per share, the total number of shares of common stock that First Seacoast Bancorp will issue will range from 3,910,000 to 5,290,000 shares, with a midpoint of 4,600,000 shares (including in each case shares issued to First Seacoast Bancorp, MHC and the charitable foundation), and the number of shares sold in the offering will range from 1,720,400 shares to 2,327,600 shares, with a midpoint of 2,024,000 shares.

Our board of directors reviewed the independent valuation and, in particular, considered (i) our financial condition and results of operations for the years ended December 31, 2018 and 2017, (ii) financial comparisons to other financial institutions, and (iii) stock market conditions generally and, in particular, for financial institutions. All of these factors are set forth in the independent valuation. Our board of directors also reviewed the methodology and the assumptions used by Feldman in preparing the independent valuation. The estimated valuation range may be amended with the approval of the Federal Reserve Board, if necessitated by subsequent developments in our financial condition or market conditions generally.

Following commencement of the subscription offering, the maximum of the estimated valuation range may be increased by up to 15%, to up to $60.8 million and the maximum number of shares that will be outstanding immediately following the offering may be increased up to 15% to up to 6,083,500 shares. Under such circumstances the number of shares sold in the offering will be increased to up to 2,676,740 shares and the number of shares held by First Seacoast Bancorp, MHC will be increased to up to 3,345,925 shares. The increase in the valuation range may occur to reflect demand for the shares or changes in market conditions, without the resolicitation of subscribers. The minimum of the estimated valuation range and the minimum of the offering range may not be decreased without a resolicitation of subscribers. The purchase price of $10.00 per share will remain fixed. See “—Offering of Common Stock—Limitations On Purchase of Shares” as to the method of distribution and allocation of additional shares of common stock that may be issued in the event of an increase in the offering range to fill unfilled orders in the subscription and community offerings.

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. Feldman did not independently verify the consolidated financial statements and other information provided by Federal Savings Bank, nor did Feldman value independently the assets or liabilities of Federal Savings Bank. The independent valuation considers Federal Savings Bank as a going concern and should not be considered as an indication of its liquidation value. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing shares in the offering will thereafter be able to sell such shares at prices at or above the purchase price.

The independent valuation will be updated at the time of the completion of the offering. If the update to the independent valuation at the conclusion of the offering results in an increase in the pro forma market value of the common stock to more than $60.8 million or a decrease in the pro forma market value to less than $39.1 million, then First Seacoast Bancorp, after consulting with the Federal Reserve Board, may terminate the plan of reorganization and return all funds promptly, with interest on payments made by check, certified or teller’s check, bank draft or money order; extend or hold a new subscription offering, community offering, or both; establish a new offering range and commence a resolicitation of subscribers; or take such other actions as may be permitted by the Federal Reserve Board in order to complete the reorganization and offering. If a resolicitation is commenced due to a change in the independent valuation, all funds submitted for subscriptions will be promptly returned to investors, with interest at 0.03% per annum from the date the stock order was received, and investors will be given the opportunity to place a new order for a period of time. A resolicitation, if any, following the conclusion of the subscription and community offerings would not exceed 45 days unless further extended by regulators for periods of up to 90 days not to extend beyond 24 months following the special meeting of members, or June 27, 2021.

An increase in the independent valuation and the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and First Seacoast Bancorp’s pro forma earnings and stockholders’ equity on a per share basis while decreasing pro forma earnings and increasing stockholders’ equity on an aggregate basis. A decrease in the independent valuation and the number of shares of common stock to be issued in the offering would increase both a subscriber’s ownership interest and First Seacoast Bancorp’s pro forma earnings and stockholders’ equity on a per share basis while increasing pro forma net income and decreasing stockholders’ equity on an aggregate basis. For a presentation of the effects of such changes, see “Pro Forma Data.”

Copies of the appraisal report of Feldman and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at Federal Savings Bank’s office at 633 Central Avenue, Dover, New Hampshire, and at the other locations specified under “Where You Can Find More Information.”

No sale of shares of common stock may occur unless, before such sale, Feldman confirms to Federal Savings Bank and the Federal Reserve Board that, to the best of its knowledge, nothing of a material nature has occurred that, taking into account all relevant factors, would cause Feldman to conclude that the independent valuation is incompatible with its estimate of the pro forma market value of the common stock of First Seacoast Bancorp at the conclusion of the offering. Any change that would result in an aggregate purchase price that is below the minimum or above the maximum of the estimated valuation range would be subject to regulatory approval. If such confirmation is not received, we may extend the offering, reopen the offering or commence a new offering, establish a new estimated valuation range and commence a resolicitation of all purchasers with the approval of federal regulators, or take such other actions as permitted in order to complete the offering.

Prospectus Delivery

To ensure that each purchaser in the subscription and community offerings receives a prospectus at least 48 hours before the expiration of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, we may not mail a prospectus any later than five days before the expiration date or hand deliver a prospectus any later than two days before that date. We are not obligated to deliver a prospectus or stock order form by means other than U.S. Mail. Execution of a stock order form will confirm receipt of delivery of a prospectus in accordance with Rule 15c2-8. Stock order forms will be distributed only if preceded or accompanied by a prospectus.

In the syndicated community offering, a prospectus and stock order form in electronic format may be made available on Internet sites or through other online services maintained by KBW or one or more other members of the syndicate, or by their respective affiliates. In those cases, prospective investors may view offering terms online. The members of the syndicate may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the Internet sites referenced in the preceding paragraph and any information contained in any other Internet site maintained by any member of the syndicate is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or by KBW or any other member of the syndicate in its capacity as selling agent or syndicate member and should not be relied upon by investors.

Procedure for Purchasing Shares

Expiration Date. The offering will expire at 2:00 p.m., Eastern time, on June 18, 2019, unless we extend it. This extension may be approved by us, in our sole discretion, without further approval or additional notice to subscribers in the offering. Any extension of the offering beyond August 2, 2019 would require regulatory approval. If the offering is extended past August 2, 2019, we will resolicit subscribers. You will have the opportunity to confirm, change or cancel your order within a specified period of time. If you do not respond during that period, your stock order will be cancelled and your deposit account withdrawal authorizations will be cancelled or your funds submitted will be returned promptly with interest at 0.03% per annum from the date your stock order was processed. No single extension will exceed 90 days. Aggregate extensions may not go beyond June 27, 2021, which is two years after the special meeting of members. We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal authorizations and promptly return all funds submitted, with interest at 0.03% per annum from the date of processing as described above.

We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of reorganization.

Use of Stock Order Forms. In order to purchase shares of common stock, you must complete and sign an original stock order form and remit full payment. We will not be required to accept incomplete stock order forms, unsigned stock order forms, or orders submitted on photocopied or facsimiled stock order forms. All stock order forms must be received, not postmarked, before 2:00 p.m., Eastern time, June 18, 2019. We will not accept stock order forms that are not received by that time, are executed defectively or are received without full payment or without appropriate deposit account withdrawal instructions. We are not required to notify subscribers of incomplete or improperly executed stock order forms. We have the right to permit the correction of incomplete or improperly executed stock order forms. We do not represent, however, that we will do so. You may submit your stock order form and payment by mail using the stock order reply envelope provided, by overnight delivery to our Stock Information Center at the address indicated on the stock order form or by hand-delivery to Federal Savings Bank’s main office located at 633 Central Avenue, Dover, New Hampshire. Stock order forms may not be delivered to any other Federal Savings Bank office. Do not mail stock order forms to Federal Savings Bank. Once tendered, an order form cannot be modified or revoked unless the offering is terminated or is extended beyond August 2, 2019, or the number of shares of common stock to be sold is increased to more than 2,676,740 shares or decreased to less than 1,720,400 shares. We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time before completion of the offering.

If you are ordering shares in the subscription offering, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares. Our interpretation of the terms and conditions of the plan of reorganization and of the acceptability of the order forms will be final.

To ensure that eligible account holders, supplemental eligible account holders, and other members are properly identified as to their stock purchase priorities, such parties must list all deposit and loan accounts on the stock order form giving all names on each account and the account numbers at the applicable eligibility date.

By signing the order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Federal Savings Bank or the federal government, and that you received a copy of this prospectus. However, signing the order form will not result in you waiving your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Payment for Shares. Payment for all shares of common stock will be required to accompany all completed stock order forms for the purchase to be valid. Payment for shares may be made by:

•	personal check, bank check or money order, payable to First Seacoast Bancorp – do not submit cash; or

•	authorization of withdrawal from the types of Federal Savings Bank deposit account(s) designated on the stock order form.

Appropriate means for designating withdrawals from deposit accounts at Federal Savings Bank are provided in the stock order forms. The funds designated must be available in the account(s) at the time the stock order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the applicable deposit account rate until the offering is completed, at which time the designated withdrawal will be made. Interest will remain in the account. Interest penalties for early withdrawal applicable to certificate of deposit accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit will be cancelled at the time of withdrawal without penalty, and the remaining balance will earn interest at the rate of 0.03% per annum after the withdrawal.

In the case of payments made by personal check, these funds must be available in the account(s). Checks and money orders will be immediately cashed and placed in a segregated account at Federal Savings Bank and will earn interest at a rate of 0.03% per annum from the date payment is processed until the offering is completed, at which time, a subscriber will be issued a check for interest earned.

Regulations prohibit Federal Savings Bank from lending funds or extending credit to any person to purchase shares of common stock in the offering. You may not pay by wire transfer. You may not submit cash or use a check drawn on a Federal Savings Bank line of credit. We will not accept third-party checks (a check written by someone other than you) payable to you and endorsed over to First Seacoast Bancorp. You may not designate on your stock order form a direct withdrawal from a Federal Savings Bank retirement account. See “—Using Retirement Account Funds” for information on using such funds. Additionally, you may not designate on your stock order form a direct withdrawal from Federal Savings Bank deposit accounts with check-writing privileges. Submit a check instead. If you request direct withdrawal, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your checking account(s). Once we receive your executed stock order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by the expiration date, in which event purchasers may be given the opportunity to increase, decrease or rescind their orders for a specified period of time.

We have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe at any time before 48 hours before the completion of the offering. This payment may be made by wire transfer.

Our employee stock ownership plan will not be required to pay for any shares purchased in the offering until completion of the offering, provided there is a loan commitment from either an unrelated financial institution or First Seacoast Bancorp to lend to the employee stock ownership plan the necessary amount to fund the purchase at the time of the expiration of the subscription offering. In addition, if our 401(k) Plan purchases shares in the offering, it will not be required to pay for such shares until completion of the offering.

Using Retirement Account Funds. If you are interested in using funds in your individual retirement account (“IRA”) or other retirement account to purchase shares of common stock in the offering, you must do so through an account offered by a custodian that can hold common stock. By regulation, Federal Savings Bank retirement accounts are not capable of holding common stock. Therefore, if you wish to use funds that are currently in a retirement account held at Federal Savings Bank, you may not designate on the order form that you wish funds to be withdrawn from the account for the purchase of common stock. The funds you wish to use for the purchase of common stock will instead have to be transferred to an independent trustee or custodian, such as a brokerage firm, which offers the type of retirement accounts that can hold common stock. The purchase must be made through that account. If you do not have such an account, you will need to establish one before placing a stock order. A one-time and/or annual administrative fee may be payable to the independent trustee or custodian. You may select the IRA custodian of your choice. You may, but are under no obligation to, select KBW or one of its affiliated broker dealers, Stifel, Nicolaus & Company, Incorporated (“SN”) or Century Securities Associates (“CSA”) as your IRA or other retirement account custodian. If you do purchase shares of First Seacoast Bancorp common stock using funds from a KWB, SN or CSA IRA account, you acknowledge that KBW, SN or CSA, as applicable, did not recommend or give you advice regarding such purchase. Other than the standard account fees and compensation associated with all IRA accounts, KBW, SN and CSA do not receive additional fees or compensation as a result of the purchase of First Seacoast Bancorp common stock through a KBW, SN or CSA IRA or retirement account. There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers. Individuals interested in using funds in an individual retirement account or any other retirement account, whether held at Federal Savings Bank or elsewhere, to purchase shares of common stock should contact our Stock Information Center for guidance as soon as possible, preferably at least two weeks before the June 18, 2019 offering deadline. Processing such transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held. We cannot guarantee that you will be able to use such funds.

Delivery of Stock Purchased

All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription and community offerings will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the offering. Shares of common stock sold in the syndicated community offering may be delivered electronically through the services of The Depository Trust Company, subject to any necessary regulatory approval. We expect trading in the stock to begin on the day of completion of the offering or the next business day. Until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they purchased, even though the common stock will have begun trading. Your ability to sell your shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Restrictions on Transfer of Subscription Rights and Shares

Federal Reserve Board regulations prohibit any person with subscription rights, specifically the eligible account holders, supplemental eligible account holders and other members, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of reorganization or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise before completion of the offering. On the stock order form, you cannot add the name(s) of person who do not have subscription rights or who qualify only in a lower purchase priority than you do. Doing so may jeopardize your subscription rights.

We intend to pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Other Restrictions

Notwithstanding any other provision of the plan of reorganization, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of FINRA, particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any stock order if an opinion is not timely furnished. In addition, we are not required to offer shares of common stock to any person who resides in a foreign country or in a state of the United States with respect to which any of the following apply: (a) a small number of persons otherwise eligible to subscribe for shares under the plan of reorganization reside in the state; (b) the issuance of subscription rights or the offer or sale of shares of common stock to such persons would require us, under the securities laws of the state, to register as a broker, dealer, salesman or agent or to register or otherwise qualify our securities for sale in the state; or (c) registration or qualification would be impracticable for reasons of cost or otherwise.

How You Can Obtain Additional Information; Stock Information Center

Our banking personnel may not, by law, assist with investment-related questions about the offering. If you have questions regarding the reorganization or offering, call our Stock Information Center at 1-(877) 892-9472. The Stock Information Center is open for telephone calls Monday through Friday, between 10:00 a.m. and 4:00 p.m., Eastern time. The Stock Information Center will be closed on bank holidays.

Material Income Tax Consequences

Consummation of the reorganization is subject to the prior receipt of an opinion of counsel or tax advisor with respect to federal and state income taxation that the reorganization will not be a taxable transaction to Federal Savings Bank, First Seacoast Bancorp, eligible account holders, supplemental eligible account holders and other members. Unlike private letter rulings, opinions of counsel or tax advisors are not binding on the Internal Revenue Service or any state taxing authority, and such authorities may disagree with such opinions. In the event of such disagreement, there can be no assurance that Federal Savings Bank or First Seacoast Bancorp would prevail in a judicial proceeding.

Federal Savings Bank and First Seacoast Bancorp have received an opinion of counsel, Luse Gorman, PC, regarding all of the material federal income tax consequences of the reorganization, which includes the following:

1.	The conversion of Federal Savings Bank to First Seacoast Bancorp, MHC will qualify as a tax-free reorganization under Internal Revenue Code Section 368(a)(1)(F).

2.

The transfer by Federal Savings Bank in mutual form (the “Mutual Bank”) of substantially all of its assets and liabilities to Federal Savings Bank in stock form (the “Stock Bank”) qualifies as an exchange under Internal Revenue Code Section 351 and the Mutual Bank will recognize no gain or loss upon the transfer of substantially all of its assets and liabilities solely in exchange for the voting common stock of the Stock Bank.

3.	The Mutual Bank’s holding period in the common stock of the Stock Bank received in the reorganization will include the holding period during which the property exchanged was held.

4.	Federal Savings Bank will recognize no income with respect to its bad debt reserve established under Internal Revenue Code Section 593.

5.	The Stock Bank will recognize no gain or loss upon its receipt of property from the Mutual Bank in exchange for its stock.

6.	The Stock Bank’s basis in the property received from the Mutual Bank will be the same as the basis of such property in the hands of the Mutual Bank immediately before the reorganization.

7.	The Stock Bank’s holding period for the property received from the Mutual Bank will include the period during which such property was held by the Mutual Bank.

8.	Federal Savings Bank’s members will recognize no gain or loss by reason of the reorganization.

9.

No gain or loss will be recognized by eligible account holders, supplemental eligible account holders or other members of the Mutual Bank on the issuance to them of withdrawable deposit accounts in the Stock Bank plus liquidation rights with respect to First Seacoast Bancorp, MHC, in exchange for their deposit accounts in the Mutual Bank or to the other depositors on the issuance to them of withdrawable deposit accounts.

10.

It is more likely than not that the fair market value of the subscription rights to purchase common stock is zero. Accordingly, no gain or loss will be recognized by eligible account holders, supplemental eligible account holders or other members upon the distribution to them of the nontransferable subscription rights to purchase shares of stock of First Seacoast Bancorp. Gain realized, if any, by the eligible account holders, supplemental eligible account holders and other members on the distribution to them of nontransferable subscription rights to purchase shares of common stock will be recognized but only in an amount not in excess of the fair market value of such subscription rights. Eligible account holders and supplemental eligible account holders will not realize any taxable income as a result of the exercise by them of the nontransferable subscription rights.

11.

The basis of the deposit accounts in the Stock Bank to be received by the eligible account holders, supplemental eligible account holders and other members of the Mutual Bank will be the same as the basis of their deposit accounts in Mutual Bank surrendered in exchange therefor. The basis of the interests in the liquidation rights in First Seacoast Bancorp, MHC to be received by the eligible account holders, supplemental eligible account holders, and other members of the Mutual Bank shall be zero.

12.

First Seacoast Bancorp, MHC and the persons who purchased common stock of First Seacoast Bancorp in the subscription and community offering (“minority stockholders”) will recognize no gain or loss upon the transfer of Stock Bank stock and cash, respectively, to First Seacoast Bancorp in exchange for stock in First Seacoast Bancorp.

13.	First Seacoast Bancorp will recognize no gain or loss on its receipt of the Stock Bank stock and cash in exchange for First Seacoast Bancorp.

14.	First Seacoast Bancorp, MHC’s basis in the First Seacoast Bancorp common stock received will be the same as its basis in the Stock Bank stock transferred.

15.

First Seacoast Bancorp, MHC’s holding period in First Seacoast Bancorp common stock received will include the period during which it held the Stock Bank common stock, provided that the property was a capital asset on the date of the exchange.

16.	First Seacoast Bancorp’s basis in the Stock Bank stock received from First Seacoast Bancorp, MHC will be the same as the basis of such property in the hands of First Seacoast Bancorp, MHC.

17.	First Seacoast Bancorp’s holding period for the Stock Bank stock received from First Seacoast Bancorp, MHC will include the period during which the property was held by First Seacoast Bancorp, MHC.

18.

It is more likely than not that the basis of First Seacoast Bancorp common stock to its stockholders will be the purchase price thereof. The holding period of the common stock purchased pursuant to the exercise of subscription rights shall commence on the date on which the right to acquire the stock was exercised.

We believe that the tax opinions summarized above address all material federal income tax consequences that are generally applicable to First Seacoast Bancorp, First Seacoast Bancorp, MHC, Federal Savings Bank and persons receiving subscription rights. The tax opinions as to items 10 and 18 above are based on the position that subscription rights to be received by eligible account holders, supplemental eligible account holders and other members do not have any economic value at the time of distribution or the time the subscription rights are exercised. In this regard, Luse Gorman, PC noted that the subscription rights will be granted at no cost to the recipients, are legally non-transferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. The firm also noted that the Internal Revenue Service has not in the past concluded that subscription rights have value. In addition, in the view of Feldman (which is acting as independent appraiser of the value of the shares of First Seacoast Bancorp common stock in connection with the reorganization), the subscription rights do not have any value for the reasons set forth above. Feldman’s view is not binding on the Internal Revenue Service. Based on the foregoing, Luse Gorman, PC believes that it is more likely than not that the nontransferable subscription rights to purchase shares of common stock have no value. However, the issue of whether or not the nontransferable subscription rights have value is based on all the facts and circumstances. If the subscription rights granted are deemed to have an ascertainable value, receipt of these rights could result in taxable gain, in an amount equal to the ascertainable value, to those eligible account holders, supplemental eligible account holders and other members who exercise the subscription rights, and we could recognize gain on a distribution. Eligible account holders, supplemental eligible account holders and other members are encouraged to consult with their own tax advisors as to the tax consequences if subscription rights are deemed to have an ascertainable value.

The Internal Revenue Service will not issue private letter rulings with respect to the issue of whether nontransferable rights have value. Unlike private letter rulings, an opinion of counsel or the view of an independent appraiser is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached therein. Depending on the conclusion or conclusions with which the Internal Revenue Service disagrees, the Internal Revenue Service may take the position that the transaction is taxable to any one or more of Federal Savings Bank, the members of Federal Savings Bank, First Seacoast Bancorp, eligible account holders, supplemental eligible account holders and other members who exercise their subscription rights. In the event of a disagreement, there can be no assurance that First Seacoast Bancorp or Federal Savings Bank would prevail in a judicial or administrative proceeding.

The federal tax opinion has been filed with the Securities and Exchange Commission as an exhibit to First Seacoast Bancorp’s registration statement. An opinion regarding the New Hampshire state income tax consequences consistent with the federal tax opinion has been issued by Baker Newman & Noyes LLC, tax advisors to Federal Savings Bank and First Seacoast Bancorp.

Restrictions on Purchase or Transfer of Our Shares after the Reorganization

The shares being acquired by the directors, executive officers and their associates are being acquired for investment purposes, and not with a view towards resale. All shares of common stock purchased in the offering by a director or an executive officer of First Seacoast Bancorp or Federal Savings Bank generally may not be sold for a period of one year following the closing of the reorganization, except in the event of the death of the director or executive officer. These shares being acquired by the directors, executive officers and their associates will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any record or ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split or otherwise with respect to the restricted stock will be similarly restricted. The directors and executive officers of First Seacoast Bancorp also will be restricted by the insider trading rules promulgated pursuant to the Securities Exchange Act of 1934.

Purchases of shares of our common stock by any of our directors, executive officers and their associates during the three-year period following the closing of the reorganization may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Federal Reserve Board and the Office of the Comptroller of the Currency. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock, or to purchases of our common stock by one or more tax-qualified employee stock benefit plans or nontax-qualified employee stock benefit plans, including any stock-based benefit plans.

Federal regulations prohibit First Seacoast Bancorp from repurchasing its shares of common stock during the first year following the reorganization unless compelling business reasons exist for such repurchases, or to fund management recognition plans that have been ratified by stockholders (with regulatory approval) or tax-qualified employee stock benefit plans.

FIRST SEACOAST COMMUNITY FOUNDATION, INC.

General

In furtherance of our commitment to the communities in our market area, the plan of reorganization provides that we will establish a new charitable foundation, First Seacoast Community Foundation, Inc., as a non-stock, nonprofit Delaware corporation in connection with the reorganization and offering. The charitable foundation will be funded with cash and shares of our common stock, as further described below. By further enhancing our visibility and reputation in the communities within our market area, we believe that the charitable foundation will enhance the long-term value of Federal Savings Bank’s community banking franchise. The reorganization and offering present us with a unique opportunity to provide a substantial and continuing benefit to our community through the charitable foundation. The establishment and funding of the charitable foundation is subject to regulatory approval and approval by the members of Federal Savings Bank.

Purpose of the Charitable Foundation

In connection with the closing of the reorganization and offering, we intend to contribute to the charitable foundation $150,000 in cash and 1.0% of our outstanding shares of common stock, which would consist of 46,000 shares of our common stock at the midpoint of the offering range (for an aggregate contribution of $610,000, at the midpoint of the offering range, based on the $10.00 per share offering price).

The purpose of the charitable foundation is to provide financial support to charitable organizations in our market area and to enable the communities that we serve to share in our long-term growth. The charitable foundation will be dedicated completely to community activities and the promotion of charitable causes, and may be able to support such activities in ways that are not presently available to us.

Funding the charitable foundation with shares of our common stock is also intended to allow our communities to share in our potential growth and success after the offering is completed because the charitable foundation will benefit directly from any increases in the value of our shares of common stock. In addition, the charitable foundation will maintain close ties with Federal Savings Bank, thereby forming a partnership within the communities in which Federal Savings Bank operates.

Structure of the Charitable Foundation

The charitable foundation will be incorporated under Delaware law as a non-stock, nonprofit corporation. The certificate of incorporation of the charitable foundation will provide that the corporation is organized exclusively for charitable purposes as set forth in Section 501(c)(3) of the Internal Revenue Code. The certificate of incorporation will further provide that no part of the net earnings of the charitable foundation will inure to the benefit of, or be distributable to, its members, directors or officers or to private individuals.

The charitable foundation will be governed by a board of directors, initially consisting of Director Janet Sylvester and two other individuals. We are required to select one person to serve on the initial board of directors who is not one of our officers or directors and who has experience with local charitable organizations and grant making. As of the date of this prospectus, we have not selected the individual to serve as the director to satisfy these requirements. For five years after the reorganization and offering, one seat on the charitable foundation’s board of directors will be reserved for a person from our local community who has experience with local community charitable organizations and grant making and who is not one of our officers, directors or employees, and at least one seat on the charitable foundation’s board of directors will be reserved for one of Federal Savings Bank’s directors.

The board of directors of the charitable foundation will be responsible for establishing its grant and donation policies, consistent with the purposes for which it was established. As directors of a nonprofit corporation, the directors of the charitable foundation will at all times be bound by their fiduciary duty to advance the charitable foundation’s charitable goals, to protect its assets and to act in a manner consistent with the charitable purposes for which the charitable foundation is established. The directors also will be responsible for directing the activities of the charitable foundation, including the management and voting of the shares of our common stock held by the charitable foundation. However, as required by applicable regulations, all shares of our common stock held by the charitable foundation must be voted in the same ratio as all other shares of our common stock on all proposals considered by our stockholders.

The charitable foundation’s place of business will be located at our administrative offices. The board of directors of the charitable foundation will appoint such officers and employees as may be necessary to manage its operations. To the extent applicable, we will comply with the affiliates restrictions set forth in Sections 23A and 23B of the Federal Reserve Act and applicable Office of the Comptroller of the Currency regulations governing transactions between Federal Savings Bank and the charitable foundation.

The charitable foundation will receive working capital from the initial cash contribution and:

(1)	any dividends that may be paid on our shares of common stock in the future to the extent that it continues to own shares of our common stock;

(2)	within the limits of applicable federal and state laws, loans collateralized by the shares of common stock; and

(3)	the proceeds of the sale of any of the shares of common stock in the open market from time to time.

As a private foundation under Section 501(c)(3) of the Internal Revenue Code, the charitable foundation will be required to distribute annually in grants or donations a minimum of 5% of the average fair market value of its net investment assets.

Tax Considerations

We believe that an organization created for the above purposes should qualify as a Section 501(c)(3) exempt organization under the Internal Revenue Code and should be classified as a private foundation. As long as the charitable foundation files an application for tax-exempt status within 27 months of the last day of the month in which it was organized, and provided the Internal Revenue Service approves the application, its effective date as a Section 501(c)(3) organization will be the date of its organization. We have not received a tax opinion as to whether the charitable foundation’s tax-exempt status will be affected by the regulatory requirement that all shares of our common stock held by it must be voted in the same ratio as all other outstanding shares of our common stock on all proposals considered by our stockholders.

We believe that our contribution of shares of our common stock to the charitable foundation should not constitute an act of self-dealing and that we should be entitled to a deduction in the amount of the fair market value of the stock at the time of the contribution less the nominal amount that the charitable foundation is required to pay us for such stock. We are permitted to deduct for charitable purposes only an amount equal to 10% of our annual taxable income in any one year. We are permitted under the Internal Revenue Code to carry the excess contribution over the five-year period following the contribution to the charitable foundation. We estimate that all of the contribution should be deductible over the six-year period (i.e., the year in which the contribution is made and the succeeding five-year period). However, we do not have any assurance that the Internal Revenue Service will grant tax-exempt status to the charitable foundation. In such event, our contribution to the charitable foundation would be expensed without a tax benefit, resulting in a reduction in earnings in the year in which the Internal Revenue Service makes such a determination. Furthermore, even if the contribution is deductible, we may not have sufficient earnings to be able to use the deduction in full. Any such decision to continue to make additional contributions to the charitable foundation in the future would be based on an assessment of, among other factors, our financial condition at that time, the interests of our stockholders and depositors, and the financial condition and operations of the foundation.

As a private foundation, earnings and gains, if any, from the sale of common stock or other assets are exempt from federal and state income taxation. However, investment income, such as interest, dividends and capital gains, is generally taxed at a rate of 1%. The charitable foundation will be required to file an annual return with the Internal Revenue Service within four and one-half months after the close of its fiscal year. The charitable foundation will be required to make its annual return available for public inspection. The annual return for a private foundation includes, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the foundation’s managers and a concise statement of the purpose of each grant.

Regulatory Requirements Imposed on the Charitable Foundation

The Office of the Comptroller of the Currency and the Federal Reserve Board require that, before our board of directors adopted the plan of reorganization, the board of directors had to identify its members that will serve on the charitable foundation’s board, and these directors could not participate in our board’s discussions concerning contributions to the charitable foundation, and could not vote on the matter. Our board of directors complied with this regulation in adopting the plan of reorganization.

The Office of the Comptroller of the Currency and the Federal Reserve Board will generally not object if a well-capitalized savings association contributes to a charitable foundation an aggregate amount of 8% or less of the shares or proceeds issued in an offering. Federal Savings Bank qualifies as a well-capitalized savings association for purposes of this limitation, and the contribution to the charitable foundation will not exceed this limitation.

The Office of the Comptroller of the Currency and the Federal Reserve Board impose the following additional requirements on the establishment of the charitable foundation:

•	the charitable foundation’s primary purpose must be to serve and make grants in our local community;

•	the Office of the Comptroller of the Currency and the Federal Reserve Board may examine the charitable foundation at the foundation’s expense;

•	the charitable foundation must comply with all supervisory directives imposed by the Office of the Comptroller of the Currency and the Federal Reserve Board;

•

the charitable foundation must provide annually to the Office of the Comptroller of the Currency and the Federal Reserve Board a copy of the annual report that the charitable foundation submits to the Internal Revenue Service;

•	the charitable foundation must operate according to written policies adopted by its board of directors, including a conflict of interest policy;

•	the charitable foundation may not engage in self-dealing and must comply with all laws necessary to maintain its tax-exempt status under the Internal Revenue Code; and

•	the charitable foundation must vote its shares of our common stock in the same ratio as all of the other shares voted on each proposal considered by our stockholders.

RESTRICTIONS ON THE ACQUISITION OF FIRST SEACOAST BANCORP AND FEDERAL SAVINGS BANK

The principal federal regulatory restrictions which affect the ability of any person, firm or entity to acquire First Seacoast Bancorp, Federal Savings Bank or their respective capital stock are described below. Also discussed are certain provisions in First Seacoast Bancorp’s charter and bylaws that may be deemed to affect the ability of a person, firm or entity to acquire First Seacoast Bancorp.

Mutual Holding Company Structure

First Seacoast Bancorp, MHC will own a majority of the outstanding common stock of First Seacoast Bancorp after the offering and, through its board of directors, will be able to exercise voting control over virtually all matters put to a vote of stockholders. For example, First Seacoast Bancorp, MHC may exercise its voting control to prevent a sale or merger transaction or to defeat a stockholder nominee for election to the board of directors of First Seacoast Bancorp. It will not be possible for another entity to acquire First Seacoast Bancorp without the consent of First Seacoast Bancorp, MHC. First Seacoast Bancorp, MHC, as long as it remains in the mutual form of organization, will control a majority of the voting stock of First Seacoast Bancorp.

Federal Law

Under the Change in Bank Control Act, no person may acquire control of a savings and loan holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition.

Control, as defined under federal law, means ownership, control, or holding with power to vote, of 25% or more of any class of voting stock. Federal regulations establish a rebuttable presumption of control upon ownership, control, or holding with power to vote, of 10% or more of a class of voting stock where (i) the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or (ii) no other person will own control or hold the power to vote a greater percentage of that class of voting securities.

The Federal Reserve Board may deny an acquisition of control if it finds, among other things, that:

•	the acquisition would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution;

•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person; or

•	the acquisition would have an adverse effect on the Deposit Insurance Fund.

For a period of three years following completion of the offering, Federal Reserve Board regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of First Seacoast Bancorp or Federal Savings Bank without the Federal Reserve Board’s prior approval.

Charters and Bylaws of First Seacoast Bancorp and Federal Savings Bank

The following discussion is a summary of provisions of the charter and bylaws of First Seacoast Bancorp and Federal Savings Bank that may be deemed to affect the ability of a person, firm or entity to acquire First Seacoast Bancorp. The description is necessarily general and qualified by reference to the charter and bylaws.

Classified Board of Directors. The board of directors of First Seacoast Bancorp is required by the charter and bylaws to be divided into three staggered classes that are as equal in size as is possible. Each year one class will be elected by stockholders of First Seacoast Bancorp for a three-year term. A classified board promotes continuity and stability of management of First Seacoast Bancorp, but makes it more difficult for stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur.

Authorized but Unissued Shares of Capital Stock. Following the offering, First Seacoast Bancorp will have authorized but unissued shares of preferred stock and common stock. See “Description of Capital Stock of First Seacoast Bancorp.” Although these shares could be used by the board of directors of First Seacoast Bancorp to make it more difficult or to discourage an attempt to obtain control of First Seacoast Bancorp through a merger, tender offer, proxy contest or otherwise, it is unlikely that we would use or need to use shares for these purposes since First Seacoast Bancorp, MHC will own a majority of the common stock for so long as we remain in the mutual holding company structure.

Restrictions on Acquisitions of Shares. A section in First Seacoast Bancorp’s charter provides that for a period of five years from the closing of the offering, no person, other than First Seacoast Bancorp, MHC, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of First Seacoast Bancorp held by persons other than First Seacoast Bancorp, MHC, and that any shares acquired in excess of this limit will not be entitled to be voted and will not be counted as voting stock in connection with any matters submitted to the stockholders for a vote. Federal Savings Bank’s charter will contain a similar provision, except the ownership restriction will apply to persons other than First Seacoast Bancorp, MHC and First Seacoast Bancorp.

Procedures for Stockholder Nominations and Proposals for New Business. First Seacoast Bancorp’s bylaws provide that any stockholder wanting to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must send written notice to the Secretary of First Seacoast Bancorp at least five days before the date of the annual meeting. Management believes that it is in the best interests of First Seacoast Bancorp and its stockholders to provide enough time for management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations if management thinks it is in the best interest of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.

Limitations on Calling Special Meetings of Stockholders. First Seacoast Bancorp’s federal charter provides that special meetings of our stockholders may be called by the chairman of the board, the president, or a majority of the board of directors, and shall be called by the chairman of the board, the president, or the secretary upon the written request of the holders of not less than one-tenth of all of our outstanding shares of voting stock.

Purpose and Anti-Takeover Effects of First Seacoast Bancorp’s Charter and Bylaws. Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the offering proceeds into productive assets during the initial period after the offering. We believe these provisions are in the best interests of First Seacoast Bancorp and its stockholders. Our board of directors believes that it will be in the best position to determine the true value of First Seacoast Bancorp and to negotiate more effectively for what may be in the best interests of all our stockholders. Accordingly, our board of directors believes that it is in the best interests of First Seacoast Bancorp and all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of First Seacoast Bancorp and that is in the best interests of all our stockholders.

Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.

Despite our belief as to the benefits to stockholders of these provisions of First Seacoast Bancorp’s charter and bylaws, these provisions also may have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management. We believe, however, that the potential benefits outweigh the possible disadvantages.

Benefit Plans

In addition to the provisions of First Seacoast Bancorp’s charter and bylaws described above, benefit plans of First Seacoast Bancorp and Federal Savings Bank that may authorize the issuance of equity to its board of directors, officers and employees adopted in connection with or following the offering contain or may contain provisions which also may discourage hostile takeover attempts which the board of directors of Federal Savings Bank might conclude are not in the best interests of First Seacoast Bancorp and Federal Savings Bank or First Seacoast Bancorp’s stockholders.

DESCRIPTION OF CAPITAL STOCK OF FIRST SEACOAST BANCORP

General

First Seacoast Bancorp is authorized to issue 90,000,000 shares of common stock having a par value of $0.01 per share and 10,000,000 shares of serial preferred stock, par value of $0.01 per share. Each share of First Seacoast Bancorp’s common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock in accordance with the plan of reorganization, all of the stock will be duly authorized, fully paid and nonassessable. Presented below is a description of the features of First Seacoast Bancorp’s capital stock that are deemed material to an investment decision with respect to the offering. The common stock of First Seacoast Bancorp will represent non-withdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.

First Seacoast Bancorp currently expects that it will have a maximum of up to 5,290,000 shares of common stock outstanding after the offering, of which up to 2,380,500 shares will be held by persons other than First Seacoast Bancorp, MHC. Our board of directors can, without stockholder approval, issue additional shares of common stock, although First Seacoast Bancorp, MHC, so long as it is in existence, must own a majority of First Seacoast Bancorp’s outstanding shares of common stock. First Seacoast Bancorp’s issuance of additional shares of common stock could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. First Seacoast Bancorp has no present plans to issue additional shares of common stock other than pursuant to the stock benefit plans previously discussed.

Common Stock

Distributions. First Seacoast Bancorp can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law. The holders of common stock of First Seacoast Bancorp will be entitled to receive and share equally in such dividends as may be declared by the board of directors of First Seacoast Bancorp out of funds legally available therefor. Dividends from First Seacoast Bancorp will depend, in large part, upon receipt of dividends from Federal Savings Bank, because First Seacoast Bancorp initially will have no source of income other than dividends from Federal Savings Bank, earnings from the investment of proceeds retained by First Seacoast Bancorp from the sale of shares of common stock, and interest payments with respect to First Seacoast Bancorp’s loan to the employee stock ownership plan to fund the plan’s purchase of our common stock. Regulations of the Federal Reserve Board and the Office of the Comptroller of the Currency impose limitations on “capital distributions” by savings institutions.

If First Seacoast Bancorp pays dividends to its stockholders, it would likely pay dividends to First Seacoast Bancorp, MHC, unless First Seacoast Bancorp, MHC is permitted by the Federal Reserve Board to waive the receipt of dividends. The Federal Reserve Board’s current regulations significantly restrict the ability of mutual holding companies organized after December 1, 2009 to waive dividends declared by their subsidiaries. Accordingly, because dividends would be required to be paid to First Seacoast Bancorp, MHC along with all other stockholders, the amount of dividends available for all other stockholders would be less than if First Seacoast Bancorp, MHC were permitted to waive the receipt of dividends.

Voting Rights. Upon the effective date of the offering, the holders of common stock of First Seacoast Bancorp will possess exclusive voting rights in First Seacoast Bancorp. Each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If First Seacoast Bancorp issues preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of any liquidation, dissolution or winding up of Federal Savings Bank, First Seacoast Bancorp, as holder of Federal Savings Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Federal Savings Bank, including all deposit accounts and accrued interest thereon, all assets of Federal Savings Bank available for distribution. In the event of liquidation, dissolution or winding up of First Seacoast Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of First Seacoast Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Rights to Buy Additional Shares; Redemption. Holders of the common stock of First Seacoast Bancorp will not be entitled to preemptive rights with respect to any shares which may be issued. Preemptive rights are the priority right to buy additional shares if First Seacoast Bancorp issues more shares in the future. The common stock is not subject to redemption.

Preferred Stock

Pursuant to its charter, First Seacoast Bancorp is authorized to issue preferred stock. If First Seacoast Bancorp issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

None of the shares of First Seacoast Bancorp’s authorized preferred stock will be issued in the offering. Such stock may be issued with such preferences and designations as our board of directors may from time to time determine. Our board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. First Seacoast Bancorp has no present plans to issue preferred stock.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company, LLC will act as the transfer agent and registrar for the common stock.

LEGAL AND TAX MATTERS

The legality of the common stock and the federal income tax consequences of the reorganization and offering have been passed upon for Federal Savings Bank and First Seacoast Bancorp by the firm of Luse Gorman, PC, Washington, D.C. The New Hampshire state income tax consequences of the reorganization and offering have been passed upon for Federal Savings Bank and First Seacoast Bancorp by Baker Newman & Noyes LLC, Portland, Maine. Luse Gorman, PC and Baker Newman & Noyes LLC have consented to the references in this prospectus to their opinions. Certain legal matters regarding the reorganization and offering will be passed upon for KBW by Breyer & Associates PC, McLean, Virginia.

EXPERTS

The consolidated financial statements of Federal Savings Bank as of December 31, 2018 and 2017 and for the years then ended have been audited by Baker Newman & Noyes LLC, an independent registered public accounting firm, as stated in its report thereon and included in this prospectus and registration statement in reliance upon such report of such firm as experts in accounting and auditing.

Feldman Financial Advisors, Inc. has consented to the publication in this prospectus of the summary of its report to Federal Savings Bank and First Seacoast Bancorp setting forth its opinion as to the estimated pro forma market value of the common stock upon the completion of the reorganization and offering and its letter with respect to subscription rights.

WHERE YOU CAN FIND MORE INFORMATION

First Seacoast Bancorp has filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, with respect to the common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. This information, including the appraisal report which is an exhibit to the registration statement, is available without charge through the Securities and Exchange

Commission’s website on the internet at http://www.sec.gov. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete but do contain all material information regarding the documents; each statement is qualified by reference to the contract or document.

First Seacoast Bancorp and Federal Savings Bank have filed applications with the Federal Reserve Board, the Office of the Comptroller of the Currency and the FDIC with respect to the reorganization and offering. Pursuant to the rules and regulations of the Federal Reserve Board, this prospectus omits certain information contained in such applications. To obtain a copy of non-confidential portions of the applications filed with the Federal Reserve Board, the Office of the Comptroller of the Currency and the FDIC, you may contact the Vice President and Community Affairs Officer of the Federal Reserve Bank of Boston at (617) 973-3059, the Northeastern District Office of the Office of the Comptroller of the Currency located at 340 Madison Avenue, Fifth Floor, New York, New York 10173 ((212) 790-4000), and the Boston Area Office of the FDIC located at 15 Braintree Hill Office Park, Suite 200, Braintree, Massachusetts 02184 ((866) 728-9953).

A copy of the charter and bylaws of First Seacoast Bancorp is available without charge from Federal Savings Bank at each of its branch offices.

REGISTRATION REQUIREMENTS

In connection with the offering, First Seacoast Bancorp will register its class of common stock with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934. Upon this registration, First Seacoast Bancorp and the holders of its shares of common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of reorganization, First Seacoast Bancorp has undertaken that it will not terminate this registration for a period of at least three years following the reorganization.

* * *

Separate financial statements for First Seacoast Bancorp have not been included in this prospectus because First Seacoast Bancorp has not engaged in any significant activities, has no significant assets, and has no contingent liabilities, revenue or expenses.

All financial statement schedules have been omitted as the required information either is not applicable or is included in the consolidated financial statements or related notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Federal Savings Bank

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Federal Savings Bank and Subsidiary (the Bank) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity capital and cash flows for the years then ended and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the Bank’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Baker Newman & Noyes LLC

We have served as the Bank’s auditor since 2011.

Portland, Maine

March 8, 2019

FEDERAL SAVINGS BANK AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2018 and 2017

	2018	2017
ASSETS
Cash and due from banks	$5,888,756	$5,650,167
Interest bearing time deposits with other banks	6,461,000	4,969,000
Securities available-for-sale, at fair value	39,443,362	28,893,730
Federal Home Loan Bank stock	3,717,600	3,178,900
Loans	321,421,579	307,294,884
Less allowance for loan losses	2,806,168	2,803,768

Net loans	318,615,411	304,491,116
Land, building and equipment, net	5,581,478	5,943,723
Bank-owned life insurance	4,156,443	4,036,986
Accrued interest receivable	1,164,434	1,077,938
Other assets	2,085,136	1,505,633

Total assets	$387,113,620	$359,747,193

LIABILITIES AND EQUITY CAPITAL
Deposits:
Non-interest bearing deposits	$42,262,479	$38,866,688
Interest bearing deposits	232,183,590	210,694,210

Total deposits	274,446,069	249,560,898
Advances from Federal Home Loan Bank	75,737,000	65,762,000
Repurchase agreements	—	6,463,426
Mortgagors’ tax escrow	760,911	967,639
Deferred compensation liability	1,546,757	1,787,208
Other liabilities	1,895,859	3,307,827

Total liabilities	354,386,596	327,848,998
Equity capital:
Equity capital	33,192,419	32,111,898
Accumulated other comprehensive loss	(465,395)	(213,703)

Total equity capital	32,727,024	31,898,195

Total liabilities and equity capital	$387,113,620	$359,747,193

See accompanying notes to consolidated financial statements.

FEDERAL SAVINGS BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2018 and 2017

	2018	2017
Interest and dividend income:
Interest and fees on loans	$12,988,254	$11,666,029
Interest on debt securities:
Taxable	769,783	483,829
Non-taxable	288,637	326,225

Total interest on debt securities	1,058,420	810,054
Dividends	217,033	124,282

Total interest and dividend income	14,263,707	12,600,365

Interest expense:
Interest on deposits	1,692,686	1,160,070
Interest on Federal Home Loan Bank advances	1,451,884	660,352

Total interest expense	3,144,570	1,820,422

Net interest and dividend income	11,119,137	10,779,943
Provision for loan losses	—	160,000

Net interest income after provision for loan losses	11,119,137	10,619,943

Noninterest income:
Customer service fees	1,022,062	957,319
Gain on sale of loans	31,744	82,168
Securities gains (losses), net	(1,071)	177,618
Income from bank-owned life insurance	119,457	114,862
Loan servicing fee income	131,278	232,081
Investment services fee	200,393	145,561
Other income	46,200	105,491

Total noninterest income	1,550,063	1,815,100

Noninterest expense:
Salaries and employee benefits	6,423,667	6,112,921
Director compensation	245,230	225,514
Occupancy expense	704,505	706,302
Equipment expense	539,536	560,369
Marketing	547,534	476,741
Data processing	1,069,395	957,998
Deposit insurance	237,704	194,839
Professional fees and assessments	538,713	505,546
Debit card fees	164,342	150,972
Employee travel and education expenses	228,510	223,031
Other expense	657,281	708,216

Total noninterest expense	11,356,417	10,822,449

Income before provision for income taxes	1,312,783	1,612,594
Provision for income taxes	232,262	700,560

Net income	$1,080,521	$912,034

See accompanying notes to consolidated financial statements.

FEDERAL SAVINGS BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2018 and 2017

	2018	2017
Net income	$1,080,521	$912,034
Other comprehensive income (loss), net of income taxes:
Unrealized holding gains (losses) on securities available-for-sale arising during the year net of income taxes of $(129,311) and $56,249 in 2018 and 2017, respectively	(347,948)	85,758
Reclassification adjustment for gains and losses and net amortization or accretion on securities available-for-sale included in net income net of income taxes of $36,038 and $(4,473) in 2018 and 2017, respectively	96,256	(6,819)

Other comprehensive income (loss)	(251,692)	78,939

Comprehensive income	$828,829	$990,973

See accompanying notes to consolidated financial statements.

FEDERAL SAVINGS BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY CAPITAL

Years Ended December 31, 2018 and 2017

		Accumulated Other	Total
	Equity Capital	Comprehensive Income (Loss)	Equity Capital
Balance December 31, 2016	$31,164,114	$(256,892)	$30,907,222
Net income	912,034	—	912,034
Tax rate change reclassification	35,750	(35,750)	—
Other comprehensive income	—	78,939	78,939

Balance December 31, 2017	32,111,898	(213,703)	31,898,195
Net income	1,080,521	—	1,080,521
Other comprehensive loss	—	(251,692)	(251,692)

Balance December 31, 2018	$33,192,419	$(465,395)	$32,727,024

See accompanying notes to consolidated financial statements.

FEDERAL SAVINGS BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:
Net income	$1,080,521	$912,034
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation	539,536	560,369
Net amortization of bond premium	131,223	166,326
Provision for loan losses	—	160,000
Gain on sale of loans	(31,744)	(82,168)
Securities losses (gains), net	1,071	(177,618)
Proceeds from loans held for sale	5,660,570	7,257,213
Origination of loans held for sale	(5,628,826)	(7,175,045)
Increase in bank-owned life insurance	(119,457)	(114,862)
Increase in deferred fees on loans	(80,165)	(83,518)
Deferred tax (benefit) expense	(10,747)	326,371
Increase in accrued interest receivable	(86,496)	(155,941)
Increase in other assets	(475,483)	(92,605)
(Decrease) increase in deferred compensation liability	(240,451)	288,055
(Decrease) increase in other liabilities	(1,411,968)	1,636,496
Gain on the sale of repossessed assets	—	(61,426)

Net cash provided (used) by operating activities	(672,416)	3,363,681

Cash flows from investing activities:
Proceeds from sales and maturities of securities available-for-sale	1,926,352	27,711,547
Purchase of securities available-for-sale	(12,953,243)	(24,194,359)
Purchase of property and equipment	(177,291)	(1,396,549)
Purchase of loans	—	(10,947,632)
Loan originations and principal collections, net	(14,044,130)	(21,241,891)
Proceeds from the sale of other real estate owned	—	216,926
Purchase of Federal Home Loan Bank stock	(538,700)	(841,400)
Purchase of interest bearing time deposits with other banks	(1,492,000)	(1,243,000)

Net cash used by investing activities	(27,279,012)	(31,936,358)

Cash flows from financing activities:
Net increase in NOW, demand deposits, money market and savings accounts	17,728,541	5,702,932
Net increase (decrease) in certificates of deposit	7,156,630	(1,358,074)
(Decrease) increase in mortgagors’ escrow accounts	(206,728)	16,559
Proceeds from short-term FHLB advances	85,475,000	51,500,000
Proceeds from long-term FHLB advances	—	10,262,000
Payments on short-term FHLB advances	(63,500,000)	(33,800,000)
Payments on long-term FHLB advances	(12,000,000)	(6,000,000)
(Decrease) increase in repurchase agreements	(6,463,426)	132,875

Net cash provided by financing activities	28,190,017	26,456,292

Net change in cash and cash equivalents	238,589	(2,116,385)
Cash and cash equivalents at beginning of year	5,650,167	7,766,552

Cash and cash equivalents at end of year	$5,888,756	$5,650,167

FEDERAL SAVINGS BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years Ended December 31, 2018 and 2017

	2018	2017
Supplemental disclosure of cash flow information:
Cash activities:
Cash paid for interest	$3,102,227	$1,799,534
Cash paid for income taxes	—	602,500
Noncash transactions:
Loans transferred to other real estate owned	—	65,500
Noncash activities:
Effect of change in fair value of investments available for sale:
Investment securities available-for-sale	(344,965)	130,715
Deferred taxes	93,273	(51,776)
Other comprehensive (loss) income	(251,692)	78,939
Tax rate change reclassification	—	35,750

See accompanying notes to consolidated financial statements.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

1.	Summary of Significant Accounting Policies

The accounting and reporting policies of Federal Savings Bank and Subsidiary (the “Bank”) conform to generally accepted accounting principles in the United States of America (GAAP) and to general practice within the banking industry. The following is a description of the more significant policies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Bank and its wholly-owned subsidiary, F.S.B. Service Corporation, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations

The Bank is a federal mutual savings bank, with its headquarters located in Dover, New Hampshire. The Bank provides loan and deposit products to its customers through five locations. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Use of Estimates

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses.

Consolidated Statements of Cash Flows

For the purpose of reporting cash flows, cash includes cash and due from banks with original maturities of 90 days or less.

Securities Available for Sale

Available-for-sale securities consist of debt securities that the Bank intends to hold for an indefinite period of time, but not necessarily to maturity. These assets are carried at fair value. Unrealized holding gains and losses for these assets, net of related deferred income taxes, are recorded in and reported as accumulated other comprehensive loss within equity capital. For any debt security with a fair value less than its amortized cost basis, the Bank will determine whether it has the intent to sell the debt security or whether it is more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis. If either condition is met, the Bank will recognize a full impairment charge to earnings. For all other debt securities that are considered other-than-temporarily impaired and do not meet either condition, the credit loss portion of impairment will be recognized in earnings as realized losses. The other-than-temporary impairment related to all other factors will be recorded in other comprehensive loss.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

1.	Summary of Significant Accounting Policies (Continued)

Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method. Discounts are recognized over the period to maturity. Premiums are recognized over the period to call, if applicable. Otherwise, premiums are recognized over the period to maturity.

Interest Bearing Time Deposits With Other Banks

The Bank maintains certificates of deposit with other banks and credit unions which are fully insured by the Federal Deposit Insurance Corporation (FDIC) or National Credit Union Administration (NCUA) at December 31, 2018 and 2017. These balances are carried at cost and the certificates carry terms of up to four years.

Federal Home Loan Bank Stock

Federal Home Loan Bank (“FHLB”) stock is carried at cost and can only be sold to the FHLB based on its current redemption policies. The Bank reviews its investment in capital stock of the FHLB for impairment based on the ultimate recoverability of the cost basis in the FHLB stock. Based on the most recent analysis of the FHLB, as of December 31, 2018, management deems its investment in FHLB stock to not be other-than-temporarily-impaired.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, net deferred loan origination fees/costs on originated loans, or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due or determined to be impaired, if earlier. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual if collection of principal or interest is considered doubtful. All interest accrued but not collected for such loans is reversed against interest income. For payments received on such loans, the interest is accounted for on the cash-basis or recorded as a reduction to loan principal if recovery is not assured, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectability of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

1.	Summary of Significant Accounting Policies (Continued)

Loan Origination Fees and Costs

Loan origination fees and certain direct loan origination costs are deferred and recognized in interest income as an adjustment to the loan yield over the life of the related loans. The unamortized net deferred fees and costs are included on the consolidated balance sheets with the related loan balances. The amount charged or credited to income is included with the related interest income.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The allowance consists of general, allocated and unallocated components, as further described below.

General Component:

The general component of the allowance for loan losses is based on historical loss experience adjusted for qualitative factors stratified by the following loan segments: commercial real estate, multifamily, commercial and industrial, acquisition, development and land, one to four family residential, home equity lines of credit and consumer. Management uses a rolling average of historical losses based on a time frame appropriate to capture relevant loss data for each loan segment. This historical loss factor is adjusted for the following qualitative factors: levels/trends in delinquencies; credit quality trends; portfolio growth trends and concentrations; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions. There were no changes in the Bank’s policies or methodology pertaining to the general component of the allowance for loan losses during both of the years ended December 31, 2018 and 2017.

The qualitative factors are determined based on the various risk characteristics of each loan segment. Risk characteristics relevant to each portfolio segment are as follows:

Commercial real estate loans – Loans in this segment are primarily income-producing properties throughout the Bank’s market area. The underlying cash flows generated by the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on the credit quality in this segment. Management generally obtains rent rolls annually and continually monitors the cash flows of these borrowers.

Multifamily loans – Loans in this segment are primarily income-producing properties throughout the Bank’s market area. A weakened economy, and resultant decreased consumer and business spending, will have an effect on the credit quality in this segment.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

1.	Summary of Significant Accounting Policies (Continued)

Commercial and Industrial loans – Loans in this segment are made to businesses and are generally secured by assets of the business or real estate. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer and business spending, will have an effect on the credit quality in this segment.

Acquisition, Development and Land loans – Loans in this segment primarily include speculative real estate development loans for which payment is derived from sale and/or lease up of the property. Credit risk is affected by cost overruns, time to sell at an adequate price, and market conditions.

One to Four Family Residential loans – The Bank generally does not originate or purchase loans with a loan-to-value ratio greater than 80 percent and does not originate subprime loans which are those loans to borrowers with a Fair Isaac Corporation (FICO) credit score of less than 660. Loans in this segment are generally collateralized by owner-occupied residential real estate and repayment is primarily dependent on the credit quality of the individual borrower and secondarily, liquidation of the collateral. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Home Equity Lines of Credit – All loans in this segment are typically collateralized by a subordinate lien position on owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality of this segment.

Consumer – Loans in this segment include secured and unsecured consumer loans including passbook loans, consumer lines of credit, overdraft protection and consumer unsecured loans. Repayment is dependent on the credit quality and the cash flow of the individual borrower.

Allocated Component:

The allocated component relates to loans that are classified as impaired. The Bank assesses non-accrual loans and certain loans rated substandard or worse for impairment. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Bank periodically may agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring (“TDR”). All TDRs are classified as impaired and therefore are subject to a specific review for impairment. There were no TDRs at December 31, 2018 and 2017.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

1.	Summary of Significant Accounting Policies (Continued)

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate at the time of impairment or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral-dependent. Generally, impairment on TDRs is measured using the discounted cash flow method by discounting expected cash flows by the loan’s contractual rate of interest in effect prior to the loan’s modification. Loans that have been classified as TDRs and which subsequently default are reviewed to determine if the loan should be deemed collateral dependent. In such an instance, any shortfall between the value of the collateral and the book value of the loan is determined by measuring the recorded investment in the loan against the fair value of the collateral less costs to sell. Generally, all other impaired loans are collateral dependent and impairment is measured through the collateral method. All loans on non-accrual status are considered to be impaired. When the measurement of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the allowance for loan losses. The Bank charges off the amount of any confirmed loan loss in the period when the loans, or portion of loans, are deemed uncollectible.

Unallocated Component:

An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio.

In the ordinary course of business, the Bank enters into commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or become payable. The credit risk associated with these commitments is evaluated in a manner similar to the allowance for loan losses. The reserve for off-balance sheet commitments is included in other liabilities in the balance sheet. At both December 31, 2018 and 2017, the reserve for unfunded loan commitments was $18,000. The related provision for off-balance sheet credit losses is included in non-interest expense in the consolidated statement of income.

Land, Building, and Equipment

Land is stated at cost. Building and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets or the lease term for leasehold improvements unless renewal is reasonably assured. Maintenance and repair costs are included in operating expenses while major expenditures for improvements are capitalized and depreciated. The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are removed from the related accounts and any gain or loss is included in earnings.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

1.	Summary of Significant Accounting Policies (Continued)

Bank-owned Life Insurance

Bank-owned life insurance policies are reflected on the consolidated balance sheets at cash surrender value. Changes in the net cash surrender value of the policies, as well as insurance proceeds received, are reflected in non-interest income on the consolidated statements of income and are generally not subject to income taxes. The Bank reviews the financial strength of the insurance carriers prior to the purchase of life insurance policies and no less than annually thereafter. A life insurance policy with any individual carrier is limited to 15% of Tier one capital and the total cash surrender value of life insurance policies is limited to 25% of Tier one capital at the time of purchase.

Transfers and Servicing of Financial Assets

Transfers of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets.

During the normal course of business, the Bank may transfer whole loans or a portion of a financial asset, such as a participation loan or the government guaranteed portion of a loan. In order to be eligible for sales treatment, the transfer of the portion of the loan must meet the criteria of a participating interest. If it does not meet the criteria of a participating interest, the transfer will be accounted for as a secured borrowing. In order to meet the criteria for a participating interest, all cash flows from the loan must be divided proportionately, the rights of each loan holder must have the same priority, the loan holders must have no recourse to the transferor other than standard representations and warranties and no loan holder has the right to pledge or exchange the entire loan.

The Bank services mortgage loans for others. Loan servicing fee income is reported in the consolidated statements of income as loan servicing fee income. The fees are based on a contractual percentage of the outstanding principal and are recorded as income when earned. Late fees and ancillary fees related to loan servicing are not material.

Mortgage servicing rights (“MSR”) are initially recorded as an asset and measured at fair value when loans are sold to third parties with servicing rights retained. MSR rights are initially recorded at fair value by using a discounted cash flow model to calculate the present value of estimated future net servicing income.

The Bank’s MSR accounted for under the fair value method are carried on the balance sheet at fair value with changes in fair value recorded in loan servicing fee income in the period in which the change occurs. Changes in the fair value of MSR are primarily due to changes in valuation inputs, assumptions, and the collection and realization of expected cash flows.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

1.	Summary of Significant Accounting Policies (Continued)

Advertising Expense

Advertising costs are expensed as incurred and recorded within marketing expense.

Defined Contribution Plans

The Bank sponsored two 401(k) defined contribution plans for substantially all employees. Employees of the Bank may elect to make contributions to the plans subject to Internal Revenue Service limits. The Bank also makes matching and profit-sharing contributions to eligible participants in accordance with the plans’ provisions. As of December 31, 2018, these plans were combined into one defined contribution plan.

Defined Benefit Plan

The Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions (The Pentegra DB Plan), a tax-qualified defined benefit pension plan. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and as a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan.

The Bank’s funding policy is to make an annual contribution determined by the Pentegra DB Plan actuaries that will not be less than the minimum required contribution nor greater than the maximum federal income tax deductible limit. Contributions are based on the individual employer’s experience.

Supplemental Executive Retirement Plans

The Bank maintains nonqualified supplemental executive benefit agreements with certain directors and its current and former Presidents and certain officers. The agreements provide supplemental retirement benefits payable in installments over a period of years upon retirement or death and for the crediting to a liability account a fixed amount of compensation, which earns interest at a rate determined in the agreement. The Bank recognizes the cost of providing these benefits over the time period the individuals render service through the retirement date. At each measurement date, the aggregate amount accrued equals the then present value of the benefits expected to be provided to the individual in exchange for the individual’s service to that date.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the “more-likely-than-not” threshold, based upon the technical merits of the position. Estimated interest and penalties, if applicable, related to uncertain tax positions are included as a component of provision for income taxes.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

1.	Summary of Significant Accounting Policies (Continued)

The Bank has evaluated the positions taken on its tax returns filed and the potential impact on its tax status as of December 31, 2018. The Bank has concluded that no uncertain tax positions exist at December 31, 2018.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as a separate component of the equity capital section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income. Other comprehensive income consists of unrealized gains and losses on securities available for sale.

Recent Accounting Pronouncements

In the normal course of business, the Bank evaluates all new accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”), the Securities and Exchange Commission, the Emerging Issues Task Force, the American Institute of Certified Public Accountants or any other authoritative accounting bodies to determine the potential impact they may have on the Bank’s consolidated financial statements.

In May 2014, the FASB issued amendments to Accounting Standards Codification (“ASC”) section 606, “Revenue from Contracts with Customers”, through issuance of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers”. The guidance in this ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance provides steps to follow to achieve the core principle. An entity should disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606)”. The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 for non-public business entities by one year to annual reporting periods beginning after December 15, 2018.

Our revenue is comprised of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of ASU 2014-09, and non-interest income. As of December 31, 2018, we are finalizing our evaluation of the impact of ASU 2014-09 on components of our non-interest income. We do not anticipate any significant changes to our methodology of recognizing revenue.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

1.	Summary of Significant Accounting Policies (Continued)

The Bank will adopt this ASU as of January 1, 2019 utilizing the modified restrospective approach with no cumulative effect adjustment to opening retained earnings deemed to be necessary. The majority of our revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as our loans, letters of credit, investment securities, as well as revenue related to our mortgage servicing activities. Descriptions of our revenue-generating activities that are within the scope of ASC 606, which are presented in our consolidated statements of income as components of non-interest income, are as follows:

•

Customer service fees—these represent general service fees for monthly account maintenance and activity- or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when our performance obligation is completed which is generally monthly for account maintenance services or when a transaction has been completed (such as a wire transfer, debit card transaction or ATM withdrawal). Payment for such performance obligations are generally received at the time the performance obligations are satisfied.

•

Investment service fees—these represent fees for investment advisory services which are generally based on the market values of assets under management. Assets under management totalled approximately $39.1 million and $34.5 million at December 31, 2018 and 2017, respectively. The wealth management group assists individuals and families in building and preserving their wealth by providing investment services to high-net-worth individuals. The investment management group manages portfolios utilizing a variety of investment products. This group also provides a full service brokerage offering equities, mutual funds, life insurance, and annuity products.

In January 2016 the FASB issued ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The more significant changes are:

1.

Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; however, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

2.

Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value.

3.	Eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost.

4.	Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

1.	Summary of Significant Accounting Policies (Continued)

ASU 2016-01 is effective, for non-public business entities, for fiscal years beginning after December 15, 2018. Early application of certain amendments within the ASU is permitted for entities not considered public business entities. The amendments of this ASU will be adopted on January 1, 2019 and adoption is not expected to have a material impact on the Bank’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for non-public business entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. In July 2018, the FASB issued ASU 2018-10, “Codification Improvements toTopic 842, Leases”, which seeks to clarify ASU 2016-02 with respect to certain aspects of the update and ASU 2018-11, “Leases (Topic 842) – Targeted Improvements”, which provides transition relief on comparative reporting upon adoption of the ASU. The Bank currently has no leases with terms longer than 12 months. The Bank does not expect these ASUs to have a material impact on the Bank’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financial assets measured at amortized cost (including loans and held-to-maturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The ASU requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statement of income as the amounts expected to be collected change. The ASU was originally to be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. In November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, extending the implementation date by one year for nonpublic business entities and clarifying that operating lease receivables are outside the scope of Accounting Standards Codification Topic 326. Upon adoption, the Bank expects a change in the processes and procedures to calculate the allowance for loan losses, including changes in the assumptions and estimates to consider expected credit losses over the life of the loan versus the current accounting practice that utilizes the incurred loss model. The Bank is reviewing the requirements of ASU 2016-13 and is developing and implementing processes and procedures to ensure it is fully compliant with the amendments at the adoption date. At this time, the Bank anticipates the allowance for loan losses will increase as a result of the implementation of this ASU; however, until its evaluation is complete, the magnitude of the increase will be unknown.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

1.	Summary of Significant Accounting Policies (Continued)

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. This ASU provides guidance on the classification of certain cash receipts and cash payments for presentation in the statement of cash flows. The amendments in this ASU are effective for non-public business entities for fiscal year’s beginning after December 15, 2018. We do not anticipate this ASU will have a material impact on the consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash.” This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash or restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU are effective for non-public business entities for fiscal year’s beginning after December 15, 2018. We do not anticipate this ASU will have a material impact on the consolidated financial statements.

In March 2017, the FASB issued ASU 2017-07, “Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”. This ASU is meant to improve the presentation of net periodic pension cost and net periodic postretirement benefit cost. The amendments in this ASU require that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately. The amendments in the ASU are effective for non-public business entities for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted. The adoption of this guidance on January 1, 2019 is not expected to have a material impact on the Bank’s consolidated financial statements.

In March 2017, the FASB issued ASU 2017-08, “Receivables-Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities”. The amendments in this ASU shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. The amendments are effective for non-public business entities for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Bank chose to adopt this guidance as of December 31, 2017. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial statements.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

1.	Summary of Significant Accounting Policies (Continued)

In February 2018, the FASB issued ASU 2018-02, “Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. ASU 2018-02 was issued to allow a reclassification from accumulated other comprehensive income to retained earnings for the stranded tax effects on available-for-sale securities arising from the enactment of the Tax Cuts and Jobs Act (“Tax Act”) on December 22, 2017 that changed the Bank’s federal corporate income tax rate from 35% to 21%. The ASU is effective for periods beginning after December 15, 2018 although early adoption is permitted. The Bank early adopted ASU 2018-02 in 2017 and reclassified stranded taxes of $35,750 within accumulated other comprehensive loss to retained earnings, effective for the year ended December 31, 2017.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement”. The purpose of this ASU is to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the information required by GAAP that is most important to users of each entity’s financial statements. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2019. Early adoption is permitted upon issuance of this ASU. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this ASU and delay adoption of the additional disclosures until their effective date. The amendments removed the disclosure requirements for transfers between Levels 1 and 2 of the fair value hierarchy, the policy for timing of transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, the amendments modified the disclosure requirements for investments in certain entities that calculate net asset value and measurement uncertainty. Finally, the amendments added disclosure requirements for the changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of significant unobservable inputs used to develop Level 3 measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The adoption of this ASU is not expected to have a material impact on the Bank’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-14, “Compensation—Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20)”. The purpose of this ASU is to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the information required by GAAP that is most important to users of each entity’s financial statements. The amendments in this ASU are effective for non-public business entities for fiscal years ending after December 15, 2021. Early adoption is permitted. The amendments modified the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The amendments in this ASU should be applied retrospectively to all periods presented. The adoption of this ASU is not expected to have a material impact on the Bank’s consolidated financial statements.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

1.	Summary of Significant Accounting Policies (Continued)

Subsequent Events

Events occurring after the balance sheet date are evaluated by management to determine whether such events should be recognized or disclosed in the consolidated financial statements. For the purposes of recognition and disclosure in these consolidated financial statements, management of the Bank has evaluated subsequent events through March 8, 2019, which is the date these consolidated financial statements were available to be issued.

On February 28, 2019, the Bank’s Board of Directors adopted a Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company and Stock Issuance Plan (the “Plan”). The Plan is subject to the approval of the Board of Governors of the Federal Reserve System and must be approved by the affirmative vote of at least a majority of the total votes eligible to be cast by the voting members of the Bank at a special meeting. Pursuant to the Plan, the Bank proposes to reorganize into the mutual holding company form of ownership. The Bank will convert to a stock savings bank and issue all of its outstanding stock to a new holding company, which will be named First Seacoast Bancorp. Pursuant to the Plan, the new holding company will sell common stock to the public, with the total offering value and number of shares of common stock determined based upon an independent appraiser’s valuation. The common stock will be priced at $10.00 per share. In addition, the Bank’s Board of Directors will adopt an employee stock ownership plan (“ESOP”), which will subscribe for up to 3.92% of the common stock of the new holding company to be outstanding upon the completion of the reorganization and stock issuance. The new holding company will be organized as a corporation under the laws of the United States and will offer 44% of its common stock to be outstanding for sale to the Bank’s eligible members, the ESOP, and certain other persons. In addition, the new holding company will issue a number of shares of common stock equal to 1% of the to-be-outstanding shares of common stock, and cash, to a newly formed charitable foundation. First Seacoast Bancorp, MHC will be organized as a mutual holding company under the laws of the United States and will own 55% of the common stock of the new holding company to be outstanding upon completion of the reorganization and stock issuance and the contribution to the charitable foundation.

The costs of the reorganization and common stock issuance will be deferred and deducted from the sales proceeds of the offering. If the transaction is unsuccessful, all deferred costs will be charged to operations. As of December 31, 2018, $60,453 of deferred reorganization and stock issuance costs had been incurred.

2.	Interest Bearing Time Deposits With Other Banks

At December 31, 2018, the Bank’s certificates of deposit mature as follows:

2019	$—
2020	—
2021	497,000
2022	4,472,000
2023	1,492,000

$6,461,000

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

3.	Securities Available-for-Sale

The amortized cost and fair value of securities available-for-sale, and the corresponding amounts of gross unrealized gains and losses, are as follows as of December 31, 2018 and 2017:

	December 31, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government-sponsored enterprises obligations	$24,218,760	$8,406	$(500,116)	$23,727,050
Residential mortgage backed securities	1,374,686	—	(47,182)	1,327,504
Municipal bonds	14,489,554	39,048	(139,794)	14,388,808

	$40,083,000	$47,454	$(687,092)	$39,443,362

	December 31, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government-sponsored enterprises obligations	$18,249,088	$102	$(354,018)	$17,895,172
Residential mortgage backed securities	1,626,131	—	—	1,626,131
Municipal bonds	9,313,184	83,857	(24,614)	9,372,427

	$29,188,403	$83,959	$(378,632)	$28,893,730

The amortized cost and fair values of available-for-sale securities at December 31, 2018 by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
December 31, 2018
Due after one year through five years	$11,263,021	$10,950,924
Due after five years through ten years	14,950,434	14,744,253
Due after ten years	12,494,859	12,420,681

Total U.S. Government-sponsored enterprises obligations and municipal bonds	38,708,314	38,115,858

Mortgage-backed securities	1,374,686	1,327,504

	$40,083,000	$39,443,362

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

3.	Securities Available-for-Sale (Continued)

The following is a summary of gross unrealized losses and fair value for those investments with unrealized losses, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position, at December 31, 2018 and 2017.

	Less than 12 Months			More than 12 Months			Total
	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2018
U.S. Government-sponsored enterprises obligation	4	$4,937,394	$(32,263)	15	$16,781,250	$(467,853)	$21,718,644	$(500,116)
Residential mortgage backed securities	1	1,327,504	(47,182)	—	—	—	1,327,504	(47,182)
Municipal bonds	13	6,013,459	(62,249)	9	4,050,367	(77,545)	10,063,826	(139,794)

	18	$12,278,357	$(141,694)	24	$20,831,617	$(545,398)	$33,109,974	$(687,092)

December 31, 2017
U.S. Government-sponsored enterprises obligation	11	$10,140,745	$(108,344)	4	$6,754,325	$(245,674)	$16,895,070	$(354,018)
Municipal bonds	7	3,100,010	(19,012)	2	1,048,855	(5,602)	4,148,865	(24,614)

	18	$13,240,755	$(127,356)	6	$7,803,180	$(251,276)	$21,043,935	$(378,632)

In evaluating whether the investments have suffered an other-than-temporary decline, management evaluated the amount of the decline compared to cost, the length of time and extent to which fair value has been less than cost, the underlying creditworthiness of the issuer, the fair values exhibited during the year and estimated future fair values. In general, management concluded the declines are due to coupon rates compared to market rates and current economic conditions. The Bank does not intend to sell investments with unrealized losses and it is more likely than not that the Bank will not be required to sell these investments before recovery of their amortized cost basis. Based on evaluations of the underlying issuers’ financial condition, current trends and economic conditions, management does not believe any securities suffered an other-than-temporary decline in value as of December 31, 2018.

Gross realized gains were $6,158 and $262,301 and gross realized losses were $7,229 and $84,683 in 2018 and 2017, respectively. Proceeds related to the above gains and losses totaled $1,546,575 and $24,969,229 in 2018 and 2017, respectively.

As of December 31, 2018, there were no holdings that were issued by a single state or political subdivision which comprised more than 10% of the total fair value of the Bank’s available-for-sale securities.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

4.	Loans

The Bank’s lending activities are primarily conducted in and around Dover, New Hampshire and in the areas surrounding its branches. The Bank grants commercial real estate loans, multifamily 5+ dwelling unit loans, commercial and industrial loans, acquisition, development and land loans, 1–4 family residential loans, home equity line of credit loans and consumer loans. Most loans granted by the Bank are collateralized by real estate. The ability and willingness of real estate, commercial and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate sector in the borrowers’ geographic area and the general economy.

Loans consisted of the following at December 31:

	2018	2017
Commercial real estate (CRE)	$63,853,053	$55,572,628
Multifamily (MF)	4,927,455	5,315,354
Commercial and industrial (C+I)	21,990,037	18,589,005
Acquisition, development, and land (ADL)	15,579,851	24,923,887
1-4 family residential (RES)	201,758,986	188,786,932
Home equity line of credit (HELOC)	11,151,034	12,097,180
Consumer (CON)	1,295,399	1,224,300

Total loans	320,555,815	306,509,286
Net deferred loan costs	865,764	785,598
Allowance for loan losses	(2,806,168)	(2,803,768)

Total loans, net	$318,615,411	$304,491,116

Transactions in the Allowance for loan losses (“ALL”) for the years ended December 31, 2018 and 2017 by portfolio segment are summarized as follows:

	CRE	MF	C+I	ADL	RES	HELOC	CON	Unallocated	Total
Balance, December 31, 2016	$424,025	$45,743	$178,375	$199,581	$1,312,171	$248,993	$24,199	$244,004	$2,677,091
Provision for loan losses	(56,840)	(15,445)	(9,215)	137,388	316,555	(178,829)	(14,036)	(19,578)	160,000
Charge-offs	(391)	—	—	(33,632)	—	—	—	—	(34,023)
Recoveries	—	—	—	—	—	—	700	—	700

Balance, December 31, 2017	366,794	30,298	169,160	303,337	1,628,726	70,164	10,863	224,426	2,803,768
Provision for loan losses	192,621	(8,628)	61,322	(214,925)	(35,926)	(966)	(4,525)	11,027	—
Charge-offs	—	—	—	—	—	—	—	—	—
Recoveries	—	—	1,500	—	—	—	900	—	2,400

Balance, December 31, 2018	$559,415	$21,670	$231,982	$88,412	$1,592,800	$69,198	$7,238	$235,453	$2,806,168

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

4.	Loans (Continued)

As of December 31, 2018 and 2017, information about loans and the ALL by portfolio segment are summarized below:

	CRE	MF	C+I	ADL	RES	HELOC	CON	Unallocated	Total
December 31, 2018 Loan Balances
Individually evaluated for impairment	$244,081	$—	$1,266,768	$—	$68,285	$—	$—	$—	$1,579,134
Collectively evaluated for impairment	63,608,972	4,927,455	20,723,269	15,579,851	201,690,701	11,151,034	1,295,399	—	318,976,681

Total	$63,853,053	$4,927,455	$21,990,037	$15,579,851	$201,758,986	$11,151,034	$1,295,399	$—	$320,555,815

ALL related to the loans
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	559,415	21,670	231,982	88,412	1,592,800	69,198	7,238	235,453	2,806,168

Total	$559,415	$21,670,	$231,982	$88,412	$1,592,800	$69,198	$7,238	$235,453	$2,806,168

December 31, 2017 Loan Balances
Individually evaluated for impairment	$1,315,513	$—	$65,075	$1,303,001	$177,810	$—	$—	$—	$2,861,399
Collectively evaluated for impairment	54,257,115	5,315,354	18,523,930	23,620,886	188,609,122	12,097,180	1,224,300	—	303,647,887

Total	$55,572,628	$5,315,354	$18,589,005	$24,923,887	$188,786,932	$12,097,180	$1,224,300	$—	$306,509,286

ALL related to the loans
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	366,794	30,298	169,160	303,337	1,628,726	70,164	10,863	224,426	2,803,768

Total	$366,794	$30,298,	$169,160	$303,337	$1,628,726	$70,164	$10,863	$224,426	$2,803,768

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

4.	Loans (Continued)

The following is an aged analysis of past due loans by portfolio segment as of December 31, 2018:

	30-59 Days	60-89 Days	90 + Days	Total Past Due	Current	Total Loans	Non- Accrual Loans
CRE	$93,160	$—	$—	$93,160	$63,759,893	$63,853,053	$—
MF	—	—	—	—	4,927,455	4,927,455	—
C+I	—	—	—	—	21,990,037	21,990,037	—
ADL	—	—	—	—	15,579,851	15,579,851	—
RES	255,415	—	68,285	323,700	201,435,286	201,758,986	68,285
HELOC	99,583	—	—	99,583	11,051,451	11,151,034	—
CON	—	—	—	—	1,295,399	1,295,399	—

	$448,158	$—	$68,285	$516,443	$320,039,372	$320,555,815	$68,285

The following is an aged analysis of past due loans by portfolio segment as of December 31, 2017:

	30-59 Days	60-89 Days	90 + Days	Total Past Due	Current	Total Loans	Non- Accrual Loans
CRE	$—	$—	$—	$—	$55,572,628	$55,572,628	$—
MF	—	—	—	—	5,315,354	5,315,354	—
C+I	49,694	—	—	49,694	18,539,311	18,589,005	—
ADL	—	—	1,203,001	1,203,001	23,720,886	24,923,887	1,203,001
RES	119,255	—	—	119,255	188,667,677	188,786,932	—
HELOC	—	—	—	—	12,097,180	12,097,180	—
CON	—	—	—	—	1,224,300	1,224,300	—

	$168,949	$—	$1,203,001	$1,371,950	$305,137,336	$306,509,286	$1,203,001

There were no loans collateralized by residential real estate property in the process of foreclosure at December 31, 2018 and 2017.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

4.	Loans (Continued)

The following table provides information on impaired loans as of and for the year ended December 31, 2018 and 2017:

	Recorded Carrying Value	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2018
With no related allowance recorded:
CRE	$—	$—	$—	$111,855	$—
MF	—	—	—	—	—
C+I	—	—	—	—	—
ADL	—	—	—	469,939	—
RES	68,285	68,285	—	34,427	2,643
HELOC	—	—	—	—	—
CON	—	—	—	—	—

Total impaired loans	$68,285	$68,285	$—	$616,221	$2,643

December 31, 2017
With no related allowance recorded:
CRE	$—	$—	$—	$—	$—
MF	—	—	—	—	—
C+I	—	—	—	—	—
ADL	1,203,001	1,203,001	—	406,722	36,440
RES	—	—	—	54,156	5,636
HELOC	—	—	—	492	—
CON	—	—	—	—	—

Total impaired loans	$1,203,001	$1,203,001	$—	$461,370	$42,076

Credit Quality Information

The Bank utilizes a ten-grade internal loan rating system for its commercial real estate, multifamily, commercial and industrial and acquisition, development and land loans. Residential real estate, home equity line of credit and consumer loans are considered “pass” rated loans until they become delinquent. Once delinquent, loans can be rated an 8, 9 or 10 as applicable.

Loans rated 1 through 6: Loans in these categories are considered “pass” rated loans with low to average risk.

Loans rated 7: Loans in this category are considered “special mention.” These loans are starting to show signs of potential weakness and are being closely monitored by management.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

4.	Loans (Continued)

Loans rated 8: Loans in this category are considered “substandard.” Generally, a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. There is a distinct possibility that the Bank will sustain some loss if the weakness is not corrected.

Loans rated 9: Loans in this category are considered “doubtful.” Loans classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable.

Loans rated 10: Loans in this category are considered uncollectible (“loss”) and of such little value that their continuance as loans is not warranted and should be charged off.

On an annual basis, or more often if needed, the Bank formally reviews the ratings on all commercial and industrial, commercial real estate, and multifamily loans. On a periodic basis, the Bank engages an independent third party to review a significant portion of loans within these segments and to assess the credit risk management practices of its commercial lending department. Management uses the results of these reviews as part of its annual review process and overall credit risk administration.

On a quarterly basis, the Bank formally reviews the ratings on all residential real estate and home equity loans if they have become delinquent. Criteria used to determine ratings consist of loan-to-value ratios and days delinquent.

The following presents the internal risk rating of loans by portfolio segment as of December 31, 2018:

	Pass	Special Mention	Substandard	Total
CRE	$62,872,474	$736,498	$244,081	$63,853,053
MF	4,927,455	—	—	4,927,455
C+I	20,700,200	23,069	1,266,768	21,990,037
ADL	15,579,851	—	—	15,579,851
RES	201,435,285	255,416	68,285	201,758,986
HELOC	11,151,034	—	—	11,151,034
CON	1,295,399	—	—	1,295,399

Total	$317,961,698	$1,014,983	$1,579,134	$320,555,815

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

4.	Loans (Continued)

The following presents the internal risk rating of loans by portfolio segment as of December 31, 2017:

	Pass	Special Mention	Substandard	Total
CRE	$54,135,050	$122,065	$1,315,513	$55,572,628
MF	5,315,354	—	—	5,315,354
C+I	18,342,292	181,638	65,075	18,589,005
ADL	23,620,886	—	1,303,001	24,923,887
RES	188,609,122	—	177,810	188,786,932
HELOC	12,097,180	—	—	12,097,180
CON	1,224,300	—	—	1,224,300

Total	$303,344,184	$303,703	$2,861,399	$306,509,286

Certain directors and executive officers of the Bank and companies in which they have significant ownership interests were customers of the Bank during 2018 and 2017. For the year ended December 31, 2018 and 2017, activity in these loans was as follows:

	2018	2017
Loans outstanding – beginning of year	$5,257,807	$5,363,727
Principal payments	(534,385)	(482,240)
Advances	735,072	376,320

Loans outstanding – end of year	$5,458,494	$5,257,807

5.	Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of such loans were $49.2 million and $51.7 million at December 31, 2018 and 2017, respectively. Substantially all of these loans were originated by the Bank and sold to third parties on a non-recourse basis with servicing rights retained. These retained servicing rights are recorded as a servicing asset and are initially recorded at fair value (see Note 15 Fair Value of Assets and Liabilities for more information). Changes to the balance of mortgage servicing rights are recorded in loan servicing fee income in the Bank’s consolidated statements of income.

The Bank’s mortgage servicing activities include collecting principal, interest, and escrow payments from borrowers; making tax and insurance payments on behalf of borrowers; monitoring delinquencies and executing foreclosure proceedings; and accounting for and remitting principal and interest payments to investors. Loan servicing fee income, including late and ancillary fees, was $131,278 and $232,081 for the years ended December 31, 2018 and 2017, respectively. Servicing fee income is recorded in loan servicing fee income in the Bank’s consolidated statements of income. The Bank’s residential mortgage investor loan servicing portfolio is primarily comprised of fixed rate loans concentrated in the Bank’s market areas.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

5.	Loan Servicing (Continued)

The following summarizes activity in mortgage servicing rights for the years ended December 31, 2018 and 2017.

	2018	2017
Balance, beginning of year	$472,914	$370,325
Additions	46,720	52,292
Change in fair value due to change in assumptions	(40,922)	50,297

Balance, end of year	$478,712	$472,914

Fair value at December 31, 2018 was determined using a discount rate of 9.50%, prepayment speed of 8.58% and a weighted average default rate of 3.00%. Fair value at December 31, 2017 was determined using a discount rate of 9.50%, prepayment speed of 9.90% and a weighted average default rate of 3.13%. Mortgage servicing rights are included in other assets on the accompanying consolidated balance sheet.

6.	Land, Buildings, and Equipment

Land, building, and equipment consisted of the following at December 31, 2018 and 2017:

	2018	2017
Land	$995,459	$995,459
Buildings	3,167,151	3,167,151
Building & leasehold improvements	3,786,072	3,691,997
Furniture, fixtures and equipment	3,837,165	3,753,949

	11,785,847	11,608,556
Less accumulated depreciation	6,204,369	5,664,833

	$5,581,478	$5,943,723

7.	Deposits

Deposits consisted of the following at December 31, 2018 and 2017:

	2018	2017
NOW and demand deposits	$109,580,277	$110,799,970
Money market deposits	60,952,243	42,470,717
Regular and other savings deposits	41,293,663	40,826,954
Time deposits of $250,000 and greater	13,324,497	7,718,947
Time deposits less than $250,000	49,295,389	47,744,310

	$274,446,069	$249,560,898

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

7.	Deposits (Continued)

At December 31, 2018, the scheduled maturities of time deposits were as follows:

2019	$28,898,577
2020	24,699,836
2021	5,241,895
2022	3,393,559
2023	386,019

$62,619,886

There were no brokered deposits included in time deposits at December 31, 2018 and 2017.

8.	Borrowings

Federal Home Loan Bank (FHLB)

A summary of borrowings from the FHLB are as follows:

December 31, 2018
Principal Amounts	Maturity Dates	Interest Rates
$73,475,000	2019	2.54% to 2.68% – fixed
2,262,000	2022	0.00% to 0.00% – fixed

$75,737,000

December 31, 2017
Principal Amounts	Maturity Dates	Interest Rates
$55,500,000	2018	1.50% to 3.25% – fixed
2,262,000	2022	0.00% to 0.00% – fixed
8,000,000	2032	0.99% to 0.99% – fixed

$65,762,000

All borrowings from the FHLB are secured by a blanket security agreement on qualified collateral, principally residential mortgage loans and certain U.S. government sponsored mortgage-backed securities in an aggregate amount equal to outstanding advances. The Bank’s unused remaining available borrowing capacity at the FHLB was approximately $72.1 million and $85.8 million at December 31, 2018 and 2017, respectively. At December 31, 2018 and 2017, the Bank had sufficient collateral at the FHLB to support its obligations and was in compliance with the FHLB’s collateral pledging program.

Included in the above advances at December 31, 2017 were two $4.0 million long-term advances, each with an interest rate of 0.99%, which were callable by the FHLB on April 13, 2018 and June 5, 2018. These advances were called on their respective call dates.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

8.	Borrowings (Continued)

The Bank has an overnight line of credit with the FHLB that may be drawn up to $3.0 million. Additionally, the Bank has a total of $5.0 million of unsecured Fed Funds borrowing lines of credit with two correspondent banks. The entire balance of all these credit facilities was available at December 31, 2018.

9.	Repurchase Agreements

Securities sold under agreements to repurchase were accounted for as secured borrowings and were collateralized by U.S. Government-sponsored enterprise obligation securities with a fair value of $9,718,250 at December 31, 2017. These repurchase agreements carried interest rates of 0.14% – 0.19% and matured overnight. Upon maturity of the agreements, the identical securities pledged as collateral were returned to the Bank.

10.	Income Taxes

The current and deferred components of income tax expense consisted of the following for the years ended December 31, 2018 and 2017:

	2018			2017
	Federal	State	Total	Federal	State	Total
Current	$202,105	$40,904	$243,009	$331,259	$42,930	$374,189
Deferred	(10,747)	—	(10,747)	326,371	—	326,371

	$191,358	$40,904	$232,262	$657,630	$42,930	$700,560

Total income tax expense is different from the amounts computed by applying the U.S. Federal income tax rates in effect to income before income taxes. The reasons for these differences are as follows for the years ended December 31, 2018 and 2017:

	2018		2017
	Amount	% of Pretax Income	Amount	% of Pretax Income
Computed “expected” tax expense	$275,687	21.0%	$548,282	34.0%
State tax, net of federal tax benefit	32,314	2.5	28,334	1.8
BOLI income	(25,086)	(1.9)	(39,053)	(2.4)
Other	(50,653)	(3.9)	(95,134)	(5.9)
Tax Act expense	—	—	258,131	16.0

	$232,262	17.7%	$700,560	43.5%

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

10.	Income Taxes (Continued)

Components of deferred tax assets and liabilities at December 31, 2018 and 2017 are as follows:

	2018	2017
Deferred tax assets:
Allowance for loan losses	$776,184	$769,976
Available-for-sale securities	174,244	80,970
Deferred compensation agreements	421,351	489,745
Other	47,812	48,226

Total deferred tax assets	1,419,591	1,388,917
Deferred tax liabilities:
Depreciation	(258,350)	(340,707)
Prepaids	(16,053)	(27,478)
Deferred loan origination fees	(235,843)	(215,867)
Mortgage servicing rights	(130,406)	(129,947)

Total deferred tax liabilities	(640,652)	(713,999)

Net deferred tax assets, included in other assets	$778,939	$674,918

Deferred tax assets as of December 31, 2018 and 2017 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred taxes will be realized.

The tax reserve for loan losses at the Bank’s base year amounted to approximately $2.3 million. If any portion of the reserve is used for purposes other than to absorb loan losses, approximately 150% of the amount actually used (limited to the amount of the reserve) would be subject to taxation in the year in which used. As the Bank intends to use the reserve to only absorb loan losses, a deferred tax liability of approximately $627,000 has not been provided.

The Bank does not have any uncertain tax positions at December 31, 2018 or 2017 which require accrual or disclosure. The Bank records interest and penalties as part of income tax expense. No interest or penalties were recorded for the years ended December 31, 2018 and 2017.

The Bank’s income tax returns are subject to review and examination by federal and state taxing authorities. The Bank is currently open to audit under the applicable statutes of limitations by the Internal Revenue Service for the years ended December 31, 2015 through 2018. The years open to examination by state taxing authorities vary by jurisdiction; no years prior to 2015 are open.

On December 22, 2017, the Tax Act was enacted. Among other provisions, the Tax Act reduced the historical corporate income tax rate to 21 percent from 35 percent for tax years beginning after December 31, 2017. The Tax Act required a revaluation of the Bank’s deferred tax assets and liabilities to account for the future impact of lower corporate tax rates and other provisions of this legislation. As a result of the Bank’s revaluation of deferred tax assets and liabilities at December 31, 2017, the Bank recognized an additional one-time income tax expense of approximately $258,000 in 2017.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

11.	Employee Benefits

401(k) Plan

During the year ended December 31, 2018, the Bank sponsored two 401(k) defined contribution plans for substantially all employees pursuant to which employees of the Bank could elect to make contributions to the plans subject to Internal Revenue Service limits. The Bank also made matching and profit-sharing contributions to eligible participants in accordance with the plans’ provisions. As of December 31, 2018, these plans were combined into one defined contribution plan. The Bank’s contributions for the years ended December 31, 2018 and 2017 was $115,998 and $132,860, respectively.

Pension Plan

The Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions (The Pentegra DB Plan), a tax-qualified defined benefit pension plan. The Pentegra DB Plan’s Employer Identification Number is 13-5645888 and the Plan Number is 333. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and as a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan.

The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413 (c) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan, contributions made by a participating employer may be used to provide benefits to participants of other participating employers.

The funded status (fair value of plan assets divided by funding target) as of July 1 is as follows:

2018 Valuation Report	91.32	% (1)
2017 Valuation Report	97.30

(1)	Fair value of plan assets reflects any contributions received through June 30, 2018.

Based upon the funded status of the Pentegra DB Plan as of July 1, 2018, no funding improvement plan or rehabilitation plan has been implemented or is pending as of December 31, 2018.

Total contributions made to the Pentegra DB Plan, as reported on the most recently available Form 5500s, equal $367.1 million and $153.2 million for the plan years ended June 30, 2017 and June 30, 2016, respectively. The Bank’s contributions to the Pentegra DB Plan during the year ended December 31, 2018 were not more than 5% of the total contributions to the Pentegra DB Plan for the plan year ending June 30, 2017. The Bank’s funding policy is to make an annual contribution determined by the Pentegra DB Plan actuaries that will not be less than the minimum required contribution nor greater than the maximum federal income tax deductible limit. Contributions were based on the individual employer’s experience. Total pension plan expense for the years ended December 31, 2018 and 2017 was $373,763 and $311,800, respectively, and is included in salaries and employee benefits in the accompanying consolidated financial statements. The Bank did not pay a surcharge to the Pentegra DB Plan in the year ended December 31, 2018.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

11.	Employee Benefits (Continued)

The Bank has enacted a “hard freeze” for the Pentegra DB Plan as of December 31, 2018, eliminating all future service-related accruals for participants. Prior to this enactment the Bank maintained a “soft freeze” status that continued service-related accruals for its active participants with no new participants permitted into the Pentegra DB Plan. The Bank estimates a contribution amount of approximately $346,000 for the year ended December 31, 2019.

Supplemental Executive Retirement Plans

Salary Continuation Plan

The Bank maintains a nonqualified supplemental retirement plan for its current and former President. The plan provides supplemental retirement benefits payable in installments over a period of years upon retirement or death. The recorded liability at December 31, 2018 and 2017 relating to this supplemental retirement plan was $565,279 and $464,077, respectively. The discount rate used to determine the Bank’s obligation was 5.00% during both the years ended December 31, 2018 and 2017. The projected rate of salary increase for its current President was 5% for both the years ended December 31, 2018 and 2017. For the years ended December 31, 2018 and 2017, the expense of this salary retirement plan was $94,918 and $215,373, respectively.

The Bank maintained a nonqualified supplemental retirement plan for its former President. The plan was terminated in May 2018 with the balance paid out in full upon the former President’s retirement. The recorded liability at December 31, 2018 and 2017 relating to this supplemental retirement plan was $-0- and $317,633, respectively. For the years ended December 31, 2018 and 2017, the expense of this salary retirement plan was $24,935 and $53,168, respectively.

Executive Supplemental Retirement Plan

The recorded liability at December 31, 2018 and 2017 relating to the supplemental retirement plan for the Bank’s former President was $207,117 and $241,525, respectively. The discount rate used to determine the Bank’s obligation was 6.25% during both the years ended December 31, 2018 and 2017. For the years ended December 31, 2018 and 2017, the expense of this supplemental plan was $12,432 and $14,456, respectively.

Endorsement Method Split Dollar Plan

The Bank has an endorsement method split dollar plan for a former President/Director. The recorded liability at December 31, 2018 and 2017 relating to this supplemental executive benefit agreement was $58,435 and $78,238, respectively. For the years ended December 31, 2018 and 2017, the expense of this supplemental plan was $(19,803) and $(20,153), respectively.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

11.	Employee Benefits (Continued)

Deferred Directors Supplemental Retirement Plan

The Bank has a supplemental retirement plan for eligible directors that provides for monthly benefits based upon years of service to the Bank, subject to certain limitations as set forth in the agreements. The present value of these future payments is being accrued over the estimated period of service. The estimated liability at December 31, 2018 and 2017 relating to this plan was $561,842 and $563,355, respectively. The discount rate used to determine the Bank’s obligation was 6.25% during both the years ended December 31, 2018 and 2017. Total supplemental retirement plan expense amounted to $55,020 and $73,523 for the years ended December 31, 2018 and 2017, respectively.

Additionally, the Bank has a deferred director’s fee plan which allows members of the board of directors to defer the receipt of fees that otherwise would be paid to them. At December 31, 2018 and 2017, the total deferred director’s fees amounted to $154,074 and $88,370, respectively.

12.	Other Comprehensive Income (Loss)

The Bank reports certain items as “other comprehensive income (loss)” and reflects total comprehensive income in the consolidated financial statements for all years containing elements of other comprehensive income (loss).

A summary of the reclassification adjustments out of accumulated other comprehensive (loss) income in 2018 and 2017 follows:

Reclassification Adjustment	2018	2017	Affected Line Item in Statements of Income
Losses (gains) on securities available for sale	$1,071	$(177,618)	Securities (losses) gains, net
Tax effect	(292)	70,354	Provision for income taxes

	$779	$(107,264)	Net income

Net amortization of premium on securities	$131,223	$166,326	Interest and dividends on investments
Tax effect	(35,746)	(65,882)	Provision for income taxes

	$95,477	$100,444	Net income

13.	Financial Instruments With Off-Balance Sheet Risk, Commitments and Contingencies

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, unadvanced funds on loans, and standby letters of credit. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

13.	Financial Instruments With Off-Balance Sheet Risk, Commitments and Contingencies (Continued)

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies, but generally includes secured interests in mortgages.

Standby letters of credit are conditional commitments issued by the Bank to guarantee performance by a customer to a third-party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Notional amounts of financial instruments with off-balance sheet credit risk are approximately as follows as of December 31:

	2018	2017
Unadvanced portions of loans	$34,396,000	$34,902,000
Commitments to originate loans	12,692,000	10,539,000
Standby letters of credit	278,000	443,000

In the ordinary course of business, the Bank may be subject to various legal proceedings. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such proceedings will not be material to the consolidated balance sheet or consolidated statements of income.

The Bank has obligations under a long-term operating lease related to a branch. This lease expires in June 2019 and has future lease payments of approximately $16,000. Total lease expense was $31,996 for both the years ended December 31, 2018 and 2017.

The Bank is required to maintain certain reserve balances in the form of cash or deposits with the Federal Reserve Bank. At December 31, 2018 and 2017, the Bank was in compliance with the required reserve balances of approximately $1,963,000 and $1,965,000, respectively.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

14.	Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2018 and 2017, that the Bank meets all capital adequacy requirements to which it is subject, including the capital conservation buffer.

As of December 31, 2018, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum capital amounts and ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category. Management believes, as of December 31, 2018 and 2017, that the Bank meets all the capital adequacy requirements to which they are subject.

On July 2, 2013, the Federal Reserve Bank approved the final rules implementing the Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III Capital Rules). Under the final rules, minimum requirements increased for both the quantity and quality of capital held by the Bank as follows:

•	Total risk-based capital to risk-weighted assets of 8.0%

•	Tier I capital to total risk-weighted assets of 6.0%

•	Tier I capital to average assets (Leverage Ratio) of 4.0%

•	Common Equity Tier I to risk-weighted assets of 4.5%

The Basel III Capital Rules became effective for the Bank on January 1, 2015 (subject to a phase-in period for the capital conservation buffer discussed below). Quantitative measures established by the Basel III Capital Rules to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of Common Equity Tier 1 capital, Tier 1 capital and Total capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted quarterly average assets (as defined).

When fully phased in on January 1, 2019, the Basel III Capital Rules will require the Bank to maintain (i) a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (which is added to the 4.5% Common Equity Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 7.0% upon full implementation), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of Total capital (that is, Tier 1 plus Tier 2) to

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

14.	Regulatory Matters (Continued)

risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation) and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average quarterly assets.

The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and will be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019). The capital conservation buffer is designed to absorb losses during periods of economic stress and, as detailed above, effectively increases the minimum required risk-weighted capital ratios. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets below the effective minimum (4.5% plus the capital conservation buffer) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

The following table presents actual and required capital ratios as of December 31, 2018 and December 31, 2017 for the Bank under the Basel III Capital Rules. The minimum required capital amounts presented include the minimum required capital levels as of December 31, 2018 and December 31, 2017 based on the phase-in provisions of the Basel III Capital Rules and the minimum required capital levels as of January 1, 2019 when the Basel III Capital Rules have been fully phased-in. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

			Minimum Capital		Minimum To Be Well Capitalized Under Prompt Corrective
	Actual		Requirement		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)
As of December 31, 2018
Total Capital (to risk-weighted assets)	$36,044	14.41%	$20,011	8.0%	$25,012	10.0%
Tier I Capital (to risk-weighted assets)	33,192	13.27	15,008	6.0	20,009	8.0
Tier I Capital (to average assets)	33,192	8.68	15,296	4.0	19,118	5.0
Common Equity Tier 1 (to risk-weighted assets)	33,192	13.27	11,256	4.5	16,258	6.5

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

14.	Regulatory Matters (Continued)

			Minimum Capital Required For Capital Adequacy Plus Capital Conservation Buffer		Minimum Capital Required For Capital Adequacy Plus Capital Conservation Buffer
	Actual		Basel III Phase-In Schedule		Fully Phased-In
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)
As of December 31, 2018
Total Capital (to risk- weighted assets)	$36,044	14.41%	$24,701	9.875%	$26,264	10.5%
Tier I Capital (to risk- weighted assets)	33,192	13.27	19,698	7.875	21,261	8.5
Tier I Capital (to average assets)	33,192	8.68	15,296	4.000	15,296	4.0
Common Equity Tier 1 (to risk-weighted assets)	33,192	13.27	15,946	6.375	17,509	7.0

			Minimum Capital		Minimum To Be Well Capitalized Under Prompt Corrective
	Actual		Requirement		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)
As of December 31, 2017
Total Capital (to risk- weighted assets)	$34,964	14.54%	$19,237	8.0%	$24,047	10.0%
Tier I Capital (to risk- weighted assets)	32,112	13.35	14,432	6.0	19,243	8.0
Tier I Capital (to average assets)	32,112	9.01	14,256	4.0	17,820	5.0
Common Equity Tier 1 (to risk-weighted assets)	32,112	13.35	10,824	4.5	15,635	6.5

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

14.	Regulatory Matters (Continued)

			Minimum Capital Required For Capital Adequacy Plus Capital Conservation Buffer		Minimum Capital Required For Capital Adequacy Plus Capital Conservation Buffer
	Actual		Basel III Phase-In Schedule		Fully Phased-In
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)
As of December 31, 2017
Total Capital (to risk-weighted assets)	$34,964	14.54%	$22,243	9.25%	$25,249	10.5%
Tier I Capital (to risk-weighted assets)	32,112	13.35	17,439	7.25	20,446	8.5
Tier I Capital (to average assets)	32,112	9.01	14,256	4.00	14,256	4.0
Common Equity Tier 1 (to risk-weighted assets)	32,112	13.35	13,831	5.75	16,838	7.0

15.	Fair Values of Assets and Liabilities

Determination of Fair Value

The fair value of an asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Bank uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from one level to another. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank’s various assets and liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value of cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The Bank groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the observability and reliability of the assumptions used to determine fair value.

Level 1 - Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Level 3 inputs are unobservable inputs for the asset or liability.

For assets and liabilities, fair value is based upon the lowest level of observable input that is significant to the fair value measurement.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

15.	Fair Values of Assets and Liabilities (Continued)

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon models that primarily use, as inputs, observable market-based parameters. The Bank’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Bank’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein. A more detailed description of the valuation methodologies used for assets and liabilities measured at fair value is set forth below. A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Bank’s financial assets and financial liabilities carried at fair value for December 31, 2018 and 2017. There were no significant transfers between levels of the fair value hierarchy during the years ended December 31, 2018 and 2017.

Financial Assets and Financial Liabilities: Financial assets and financial liabilities measured at fair value on a recurring basis include the following:

Securities Available-for-Sale: The Bank’s investment in U.S. Government-sponsored entities bonds, mortgage-backed securities and other municipal bonds is generally classified within Level 2 of the fair value hierarchy. For these securities, the Bank obtains fair value measurements from independent pricing services. The fair value measurements consider observable data that may include reported trades, dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instrument’s terms and conditions.

Mortgage Servicing Rights: Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model utilizes interest rate, prepayment speed, and default rate assumptions that market participants would use in estimating future net servicing income and that can be validated against available market data (see Note 5 Loan Servicing for more information).

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2018 and 2017, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Total	Level 1	Level 2	Level 3
December 31, 2018
Mortgage servicing rights	$478,712	$—	$—	$478,712
Securities available-for-sale:
U.S. Government-sponsored enterprises obligations	23,727,050	—	23,727,050	—
Mortgage-backed securities	1,327,504	—	1,327,504	—
Municipal bonds	14,388,808	—	14,388,808	—

	$39,922,074	$—	$39,443,362	$478,712

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

15.	Fair Values of Assets and Liabilities (Continued)

	Total	Level 1	Level 2	Level 3
December 31, 2017
Mortgage servicing rights	$472,914	$—	$—	$472,914
Securities available-for-sale:
U.S. Government-sponsored enterprises obligations	17,895,172	—	17,895,172	—
Mortgage-backed securities	1,626,131	—	1,626,131	—
Municipal bonds	9,372,427	—	9,372,427	—

	$29,366,644	$—	$28,893,730	$472,914

See Note 5 Loan Servicing for a rollforward of our Level 3 item and related inputs and assumptions used to determine fair value at December 31, 2018 and 2017.

Certain financial assets and financial liabilities are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets measured at fair value on a non-recurring basis during the reported periods may include certain impaired loans reported at the fair value of the underlying collateral. Fair value is measured using appraised values of collateral and adjusted as necessary by management based on unobservable inputs for specific properties. However, the choice of observable data is subject to significant judgment, and there are often adjustments based on judgment in order to make observable data comparable and to consider the impact of time, the condition of properties, interest rates, and other market factors on current values. Additionally, commercial real estate appraisals frequently involve discounting of projected cash flows, which relies inherently on unobservable data. Therefore, real estate collateral related nonrecurring fair value measurement adjustments have generally been classified as Level 3.

Estimates of fair value used for other collateral supporting commercial loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. Financial assets measured at fair value on a non-recurring basis during the reported periods also include loans held for sale. Residential mortgage loans held for sale are recorded at the lower of cost or fair value and are therefore measured at fair value on a non-recurring basis. The fair values for loans held for sale are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality and are included in Level 3.

There were no impaired loans that were remeasured and reported at fair value through either a charge off or a specific valuation allowance based upon the fair value of the underlying collateral or loans held for sale at December 31, 2018 and 2017.

Non-Financial Assets and Non-Financial Liabilities: The Bank has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Non-financial assets measured at fair value on a non-recurring basis generally include certain foreclosed assets which, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for loan losses and certain foreclosed assets which, subsequent to their initial recognition, are remeasured at fair value through a write-down included in other non-interest expense. There were no foreclosed assets at December 31, 2018 or 2017.

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

15.	Fair Values of Assets and Liabilities (Continued)

ASC Topic 825, “Financial Instruments,” requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The estimated fair value approximates carrying value for cash and due from banks, interest bearing time deposits with other banks, Federal Home Loan Bank stock, bank owned life insurance, accrued interest receivable, repurchase agreements and mortgagors’ tax escrow accounts. The methodologies for other financial assets and financial liabilities are discussed below:

Loans - For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits - The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificate accounts are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on certificate accounts.

Federal Home Loan Bank advances - The fair values of the Bank’s Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the current incremental borrowing rates in the market for similar types of borrowing arrangements.

Summary of Fair Values of Financial Instruments not Carried at Fair Value

The estimated fair values, and related carrying or notional amounts, of the Bank’s financial instruments at December 31 are as follows:

	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
		(Dollars in Thousands)
December 31, 2018
Financial Assets:
Cash and due from banks	$5,889	$5,889	$5,889	$—	$—
Interest-bearing time deposits with other banks	6,461	6,461	—	6,461	—
Federal Home Loan Bank stock	3,718	3,718	—	3,718	—
Bank-owned life insurance	4,156	4,156	—	4,156	—
Loans, net	318,615	307,582	—	—	307,582
Accrued interest receivable	1,164	1,164	1,164	—	—

FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

15.	Fair Values of Assets and Liabilities (Continued)

	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
		(Dollars in Thousands)
December 31, 2018
Financial Liabilities:
Deposits	$274,446	$258,446	$196,481	$61,965	$—
Advances from Federal Home Loan Bank	75,737	75,541	—	75,541	—
Mortgagors’ tax escrow	761	761	—	761	—
December 31, 2017
Financial Assets:
Cash and due from banks	$5,650	$5,650	$5,650	$—	$—
Interest-bearing time deposits with other banks	4,969	4,969	—	4,969	—
Federal Home Loan Bank stock	3,179	3,179	—	3,179	—
Bank-owned life insurance	4,037	4,037	—	4,037	—
Loans, net	304,491	299,530	—	—	299,530
Accrued interest receivable	1,078	1,077	1,077	—	—
Financial Liabilities:
Deposits	$249,561	$237,321	$182,145	$55,176	$—
Advances from Federal Home Loan Bank	65,762	65,545	—	65,545	—
Repurchase agreements	6,463	6,463	—	6,463	—
Mortgagors’ tax escrow	968	968	—	968	—

16.	Reclassifications

Certain amounts in the prior year statements have been reclassified to be consistent with the current year’s presentation.

No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by First Seacoast Bancorp or Federal Savings Bank. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of First Seacoast Bancorp or Federal Savings Bank since any of the dates as of which information is furnished herein or since the date hereof.

Up to 2,327,600 shares

(Subject to Increase to up to 2,676,740 shares)

(Proposed Holding Company for Federal Savings Bank,

to be renamed First Seacoast Bank)

COMMON STOCK

par value $0.01 per share

PROSPECTUS

May 14, 2019

These securities are not deposits or accounts and are not federally insured or guaranteed.

Until June 18, 2019, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.